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SCA

SCA Annual Report
2006

Svenska Cellulosa
aktiebolaget SCA

12-31-06
AR/S





We are here to develop and improve everyday lives.

This is our mission which also contains fantastic opportunities for growth. Millions of people in developing countries are about to experience an enormous improvement in their standard of living. We grow hand-in-hand with this progress and we operate our business with sustainable principles.

Enjoy reading more about the opportunities we offer!



This report is more than just a summary of the past year. It also describes a company with a passionate commitment to understanding its customers and consumers and providing them with a better standard of living – a better life.

Our products may appear uncomplicated – but behind every baby diaper, every feminine care product and every packaging solution lies a generous measure of customer and consumer awareness, innovative development and understanding of the long supply chain from raw material to store shelf.

The year at a glance

Net sales amounted to SEK 101,439m (96 385). **Net profit** for the year amounted to SEK 5,467m (454). Earnings **per share** amounted to SEK 23.25 (1.84). SCA's efficiency enhancement programmes provided **savings** of SEK 1,265m. SCA has strengthened its **product offerings** within all segments with new, innovative products. The proposed **dividend** is SEK 12.00 (11.00) per share.

Earnings, dividend and cash flow per share



SEK
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
Earnings
Operating cash flow
Dividend

Key ratios

	2006		2005		2004	
	SEK	EUR[1]	SEK	EUR[1]	SEK	EUR[1]
Net sales, SEKm/EURm	101,439	10,972	96,385	10,398	89,967	9,867
Profit before tax, SEKm/EURm	6,833	739	433	47	6,585	721
Net profit for the year, SEKm/EURm	5,467	591	454	49	5,192	568
Net profit for the year SEKm[2]	5,467		4,435		5,233	
Earnings per share, SEK	23.25		1.84		22.12	
Earnings per share, SEK[2]	23.25		18.89		22.29	
Cash flow from current operations per share, SEK	11.85		18.67		24.35	
Dividend, SEK	12.00[3]		11.00		10.50	
Strategic investments incl. acquisitions, SEKm/EURm	–1,258	–136	–2,514	–271	–11,738	–1,287
Shareholders' equity, SEKm/EURm	58,299	6,444	56,343	5,980	54,350	6,048
Return on equity, %	9		1		10	
Debt/equity ratio, multiple	0.62		0.70		0.63	
Average number of employees	51,022		51,902		49,919	

[1] See pages 52 and 54 for exchange rates
[2] Excluding items affecting comparability
[3] Proposed dividend

Contents

SCA at a glance

SCA in the world



SCA is a global consumer goods and paper company. We create value through knowledge of consumers and customers needs, regional presence and efficient production. We develop, produce and market personal care products, tissue, packaging solutions, publication papers and solid-wood products in more than 90 countries.

More than half of our sales volume comprises consumer products where the end-users are individuals and households. Every day our products reach hundreds of millions of people around the world. These products are mainly sold under our own brands, such as TENA, Tork, Edet, Zewa, Libero and Libresse. Sales are increasing rapidly in emerging markets.

Our packaging solutions are primarily used in the transportation of food, industrial products and consumer durables, but are also in the form of point-of-sale packaging for product promotion to the end-consumer in the store. In our Forest Products business area, high-quality publication papers for newspapers and magazines are among our most important products.

SCA's own timber supply is a vital component in the Group's raw material flow and helps form a strong link between the different product segments.

Net sales by business area (excl. intra-Group deliveries)


Forest Products
16%
Personal Care
21%
Packaging
32%
Tissue
31%

Operating profit by business area (adjusted for central items)


Forest Products
28%
Personal Care
32%
Packaging
23%
Tissue
17%

SCA's strategic strengths


Consumer and customer insights
Regional presence with global capability
Efficient production

Read more about SCA's strategic strengths on page 7.

The Group's largest markets


SEKm
UK
Germany
USA
France
Sweden
Italy
Netherlands
Spain
Denmark
Australia
Mexico
Belgium
0
3,000
6,000
9,000
12,000

Although Europe is SCA's main market, sales are increasing rapidly in the emerging markets.



Jan Åström **Events and trends**

2006 was a year of recovery for SCA as demand for our products increased. In addition the balance between supply and demand improved, which meant prices could increase in most of our product areas. Our extensive efficiency enhancement programmes developed well and implementation is actually happening a little faster than planned. The Group's profits and profitability improved and, towards the end of the year, shareholder value creation levels were achieved. There is good potential for continued profitable growth thanks to increased demand, especially for new products and in emerging markets. This is supported by our strategic strengths: consumer and customer insight, regional presence with global capability and efficient production.

Our progress has been achieved against the backdrop of two global themes that captured the world's interest in 2006. These themes are of vital importance to SCA's future and underscore its long-term potential, as well as the responsibility we all share for the future. I am referring to China and the climate issue.

China is the symbol of current growth acceleration in many developing countries and it is providing billions of people with the opportunity to create a better life as efficient producers and consumers with substantial spending power. This reinforces market economy values and results in increased international exchange at all levels, more open societies and greater freedom for individuals.

This, in turn, increases global demand and presents SCA with new challenges. Everything will move far faster and our market potential will be significantly increased. When Sweden and other European countries became market economies at the end of the 19th century, it took 30–50 years for their economies to double in size. In many developing countries, GNP is doubled within just a decade. SCA will act as a driving force in this era of major global transition. People's desire for a better quality of life fuels our energy to develop and grow. SCA's contribution to this process is its expertise and its products.

The ability to simply keep ourselves and our homes clean, to protect our children from infection and to provide comfortable hygiene solutions for them as babies, to free women from the discomfort and taboos associated with menstruation, to provide the elderly with comfort and independence when their bodily functions let them down – all of this is a natural part of a better life.

Our packaging solutions make it possible to transport goods across long distances and to open up and integrate markets that generate prosperity.

Words and images inspire millions of people and publication papers carries knowledge and experiences to other countries and to new generations.

Our products are about improving the quality of life in many different dimensions, modernization across borders and the chance of a more dignified and comfortable life.

The other major theme this year – the climate issue – has focused attention on how essential sustainable development and a sound environment actually are. SCA has a long, distinguished tradition in the environmental area. Experience and expertise have been transformed into practical measures to improve the environment, making us leaders in this field.

SCA owns vast areas of forestland that must be properly managed. There are production facilities all over the world and our products are used on a daily basis by hundreds of millions of people. Ours is an important responsibility – we must run our business along sustainable lines. The Group complies with a number of global, regional and local guidelines and has established a far-reaching sustainability policy, transparent in all areas. Many of our employees, myself included, work with sustainability issues on a daily basis in various international contexts, in laboratories and out in workplaces, in cooperation with customers and consumers.

"Our products are about improving the quality of life in many different dimensions"

Jan Åström **Opportunities and challenges**

It starts with consumer and customer insight

SCA is currently experiencing a period of major transition with increased investment in consumer-focused innovation and product development in order to maintain and strengthen the Group's profitability.

The increasing mobility of goods, services and capital across borders has promoted the growth of large global corporations and SCA can benefit from this trend thanks to strong brands and a position as a major, well-established supplier of retailers' brands.

It is crucial that we understand our customers' commercial situation, and create added value for them. Retail chains and large-scale consumers expect support from their suppliers. SCA maintains longstanding partnerships with several international customers; partnerships that include activities such as joint studies, development of new products and expansion of services.

Competition for the attention of consumers increases daily and deep, marketing insight is essential. SCA is currently in the process of renewing its brand strategy. The aim is to gather brands into different product categories on global platforms. This will consolidate SCA brands and provide substantial synergy effects. These platforms will also provide a foundation for innovation, product development, production and marketing using cohesive strategies. One example of the renewal process in 2006 is the global implementation of the Tork brand. Another example is SecureFit, our new thin feminine care product.

An important element of our efforts in this area is to increase awareness of the value we create. This will put us in a better position to establish appropriate price levels. A natural consequence of our brand initiatives has been to reform price structure and contracts, as well as training SCA marketing and sales organizations to communicate the value of these offerings. These efforts have helped to create a positive price trend for most of the Group's products.

Growing in new markets

Our strength in understanding consumer and customer needs is closely linked to our global knowledge and regional presence. SCA is present on most significant markets, all over the world. This global competence rests on regional production and distribution structures. Expanding on new growth markets is a prioritized strategy, concentrating on segments where there is the best potential for profitable expansion. Organic growth will be complemented by acquisitions.

Central and Eastern Europe, home to 330 million people, is one of the most important expansion areas. Growth is strong – more than 6% per year – and quality-of-life needs have been neglected for far too long. Our products are at the top of people's wish lists with respect to improving the quality of their lives. In Russia our tissue brand Zewa is a clear market leader. A new tissue plant is planned outside Moscow to meet the increased demand. In Poland our new factory has become a centre for the manufacture of baby diapers and incontinence products. In Romania we are building a new plant for packaging solutions.

Latin America is another prioritized growth region within the Personal Care and Tissue business areas. The restructuring of the Mexican operation has been successful leading to improved profitability and growth during the year. In South America our leading positions in Colombia, Ecuador, Peru and Chile have been consolidated. In China the focus has primarily been on packaging for global customers and expansion has been rapid. We are currently a full-service packaging supplier in China and are considering expanding into the personal care segment.

These growth markets will have a powerful impact on SCA's figures in the coming years. One example of geographical rebalancing is the sale of the North American packaging operations in January 2007, which releases resources for expansion in Eastern Europe and Asia.

Sharper competitive edge

Implementation of cost-cutting and efficiency programmes has been the single, most important task during the past two years. SCA must be competitive in all our segments.

The good years around the start of this century were followed by a period of weaker demand, excess capacity and price pressure, mainly within the packaging and tissue segments. Meanwhile, restructuring was underway within the retail sector and price competition became tougher. Consequently SCA implemented a cost-cutting programme in two stages, first in 2004 and then a more comprehensive programme in the summer of 2005. When all the planned measures have been fully implemented in 2008, costs will have been cut by more than SEK 2.7bn.

SCA was the first in the industry to carry out extensive capacity cut-backs and several of our competitors have since followed suit. For a number of years consumers have been able to benefit from rationalization within the industry in the form of gradual price reductions. Both raw material and energy costs have, however, increased dramatically over the past two years and it is thus probable that the end consumers will face higher prices.

In addition to efficiency programmes, annual improvement in productivity is essential in order to meet external cost increases. This is a high-priority goal



Jan Åström: The past year

"We increase investments in consumer-focused innovation and product development"

that will be achieved through gradual, constant improvements.

Implementing large-scale cut-backs demands efficient management. I am proud of the efforts that SCA managers and employees around the world have made in these turbulent times. At the same time, intensive work is underway within the Group to ensure that there will be a good supply of future managers available to work within prioritized competence areas.

Investments for the future

The efficiency programmes have been combined with significant, forward-looking investments in line with the long-term industrial vision shared by the senior management and the Board of Directors. We are modernising our production base, our product development and our marketing. In Personal Care, capacity will be increased in all three product segments, technology upgraded and production operations increasingly shifted to low-cost countries. Within the Tissue business focus will be on expansion in growth markets. Within Packaging, strategic investments in high value content segments will be the focus. Within Forest Products, improvements to efficiency and product quality are underway.

SCA possesses intrinsic strength in its Group structure through its raw material integration. This strength manifests itself in many ways. Increasing demand for timber in 2006 resulted in an, at times, problematic supply situation. Thanks to its own raw material base, SCA was able to cope with this situation better than many of its competitors. A large portion of Group production costs relate to energy. Apart from constant efforts to reduce energy consumption, a number of large-scale projects are underway aimed at utilizing energy generated by waste products. A new recovery boiler at the Östrand pulp mill, commissioned in 2006, greatly increased the in-house supply of energy. Increased investments in biofuels are also among the measures under implementation.

Cautious optimism

In summary, I can say that SCA has begun to lift itself out of a decline lasting several years, this thanks to our systematic measures to cut cost levels and improve production structures, our innovative strength and our product range. The Group now provides more new and improved products and services than ever before.

Market trends in 2007 are relatively positive with continued high levels of demand in most product areas and a better balance between supply and demand. This paves the way for improved price development for our products. However energy and other raw materials are still an uncertain factors. In 2007 many structural efficiency measures will reach completion, although ongoing improvement measures and expansion investments will continue to bear fruit in the years to come. All in all, I look forward to a sustained improvement of our long-term competitiveness and profits.

Stockholm, February 2007

Jan Åström
President and CEO

Value creation **Strategic focus**

SCA's business concept involves developing, producing and marketing increasingly value-added products and services in the Personal Care, Tissue, Packaging and Forest Products business areas. SCA's products simplify the everyday lives of hundreds of millions of people around the globe and generate strong cash flows that enable good dividend growth and raised value of the SCA shares.

SCA's products radically simplify the everyday lives of consumers and customers as an important part of a modern society. Demand is rising steadily in mature markets and rapidly in the emerging economies. SCA works in close cooperation with customers to constantly develop the products' attributes and functionality to create new products and services. In addition to innovative development based on consumer and customer insights, SCA's strengths include presence in regional markets with global capability and an efficient production structure.

Higher value-added

The concentration on growth in Personal Care, Tissue and Packaging has gradually shifted the balance towards consumer products. Although the Forest Products business area's portion of the Group's net sales has diminished, it continues to be of great strategic significance for raw material integration, strong cash flow generation and development of publication papers and solid-wood products. Also within Forest Products, the focus has shifted towards products with increasing value-added. The Group's growing size and financial position enable the individual business areas to make strategic investments to increase growth and competitiveness.

Growth

Although geographically most of SCA's sales are concentrated in Europe and North America, a combination of acquisitions and good organic growth will increase the portion of sales in fast growing markets in Central and Eastern Europe, Latin America and China. Sales in these prioritized growth markets currently account for more than 15% of net sales, compared to 6% ten years ago. SCA's total organic growth is expected to reach 3–4% per year.

Investments, acquisitions and divestments

SCA works constantly on optimizing each individual business area by investing in the segments that have the best future development potential. To sustain the Group's profitability and growth targets, SCA estimates the annual investment requirement at 7% of the Group's net sales. Current investments are expected to reach around 5% and strategic investments around 2%.

SCA regards selective company acquisitions as an important tool to quickly gain access to new markets or to develop complementary capabilities in existing ones. As a result of the Group's priorities, SCA may also divest units within the framework of the four business areas.

Sales split SCA Group


%
100
80
60
40
20
0
1996
2006
Other
Forest Products
Packaging
Hygiene Products

Growth is concentrated to Personal Care, Tissue and Packaging.

Sales in emerging markets


1996
6%
2006
15%
Emerging markets
Mature markets

Sales in the emerging markets of Central and Eastern Europe, Latin America and Asia account for 15% of SCA's net sales.

Value creation **Strategic strengths**


Consumer and customer insights
Regional presence with global capability
Efficient production

Consumer and customer insights
SCA intends to increase the pace of innovation for new products and services within each of the business areas. Leading market positions and the Group's significant resources make SCA an attractive partner when customers seek complete solutions to develop both products and services.

Regional presence with global capability
SCA's focus involves the assumption that production and distribution are most efficient in regional markets close to customers. Several of SCA's products cannot sustain the high cost of long transport routes. While production is local, most of SCA's product offerings are global and, due to its size and geographical spread, SCA enjoys significant economies of scale within research and development, brand positioning and concept development.

Efficient production
SCA has a long tradition of constant improvement in the production structure and utilizing the Group's synergies throughout the value chain. Over the past few years this strategy has been intensified through the implementation of two major cost-cutting programmes that will reach completion in 2007 and will reduce total costs by SEK 2.7bn. SCA's own raw material base gives the company control over cost trends through an efficient raw material integration system.

Value creation **Strategic control**

SCA aims to provide its shareholders with the highest possible return. This means the company must allocate resources in the best possible way. To achieve this, SCA uses a cash-flow based model to measure profitability in current operations and for new investments.

Cash flow requirement 2006-2007

SCA measures profitability using a Group-wide cash-flow model where the cash flow from current operations is compared with a cash-flow requirement. This requirement is derived from all income-generating assets, their expected economic life and the weighted cost of capital. The requirement indicates the level at which value is created for the shareholders (see explanation on page 11).

The value creation requirement measured as cash flow from current operations, was SEK 5.2[1] bn for 2006, which is equivalent to an operating surplus margin (EBITDA) of 15.0%. The cash flow from current operations for 2006 was SEK 4.1bn, which is equivalent to an EBITDA margin of 14.5%, slightly below the required level. During the year the negative earnings trend was reversed and in the final quarter, SCA achieved a level at which the Group was value-creating. This improvement can mainly be attributed to cost savings totalling SEK 1,265m and a more favourable market development. The requirement for 2007 is a cash flow of SEK 5.1 billion, representing an EBITDA margin of 15.0%. Like the margin, the required return on capital employed is derived from the cash-flow requirement. The required return on capital employed in 2007 is 9.0%.

SCA sees the potential for substantial improvement on current profit levels. Measuring from 2006, SCA expects the EBIDTA margin to improve by 2–3 percentage points within a three-year period. The effects of additional market and price improvements are not included in these assumptions. Likewise, costs for input raw materials are expected to remain constant at 2006 levels. Based on SCA's strategic strengths, the priorities for each business area are described below.

Personal Care

Profitability and growth are very strong within the Personal Care business area. In 2006 an EBITDA margin of 18% was achieved, which is significantly higher than the required level for value creation in 2006 of 12%. The requirement for 2007 is 11% at the EBITDA level. Given the strong profitability level, the highest priority is to make the most of the growth potential that exists. The objective is to grow organically by 5–7% annually. This will be driven by high growth in incontinence care, an increased portion of sales in growth markets in diapers and feminine care, and a successful positioning and development of retailers' brands. The margins are expected to be maintained at current levels with a potential for some expansion. This requires a high pace of product development, more production in low-cost countries and higher sales in premium segments. The business risk in Personal

Key ratios [1]

	2005	2006	2007
Operating surplus margin (EBITDA)			
Result [2] (%)	14,1%	14,5%	–
Value creation requirement (%)	–	15,0%	15,0%
Operating cash flow			
Result [2] (SEKbn)	5,3	4,1	–
Value creation requirement (SEKbn)	5,1	5,2	5,1
Result/requirement (%)	105%	79%	–
Return metrics			
Result capital employed [2] (%)	7,7%	8,8%	–
Capital employed target (%)	9,0%	9,0%	9,0%
Result equity [2] (%)	7,9%	9,5%	–
Equity target (%)	8,0%	9,0%	8,5%
Financial metrics			
Debt/equity ratio (multiple)	0,7	0,6	0,7
Market adjusted debt/equity ratio (multiple)	0,6	0,4	–
Debt payment capacity (%)	27%	29%	–

1) The EBITDA margin requirement is based on all income-generating assets, their expected economic life and the weighted cost of capital. The operating cash flow is also affected by the Group's capital structure. The requirement may vary from year to year depending on how the underlying parametres change.

2) Excluding items affecting comparability.


TENA
lady


RadioTimes
Christmas just got
HOT


Libero
UP&GO


new
3 Layers With Dimpled Middle Layer
Velvet
Triple


SUNTORY


SCA

Care is mainly related to the positioning of SCA's main competitors, developments in the retail sector and raw material costs.

Tissue

Overall the profitability in the Tissue business area is unsatisfactory. This business area achieved an EBITDA margin of 12% in 2006, which is below the required level of 14%. The main reason for the weak result is tough competition in consumer tissue in Europe. The required EBITDA margin for 2007 is 14%. Tissue for bulk consumers (AFH) has demonstrated good profitability and this is expected to increase in the years ahead due to increased sales of premium products and complete hygiene concepts for public premises under the global Tork brand. In Consumer tissue, SCA is working with the following strategic priorities: increasing the portion of sales of SCA's own brands, rationalizing production structures, forming strategic partnerships to develop retailers' brands, and increasing sales in emerging markets such as Latin America and Russia. The tissue market is growing steadily by around 3–4% per year. The business risk in this area is mainly related to competition in the retail trade, capacity growth from smaller competitors and increases in the price of pulp, recycled paper and energy.

Packaging

Towards the end of the year SCA began regaining the value-creating level within the Packaging business area. For the full year 2006 Packaging achieved an EBITDA margin of 11%, which is lower than the value-creation requirement level of 13%. The 2007 level for value creation is an EBITDA margin of 14%. In the years ahead the profits are expected to grow as a result of the ongoing efficiency programme, an improved balance in the markets and an anticipated increase in the sale of complete packaging solutions in high-value segments. Overall SCA expects the Packaging business area to grow by around 2–3 % per year. The growth rate is significantly higher in the prioritized growth regions of Central and Eastern Europe and Asia. The business risk in Packaging is mainly related to the general demand in Europe, increased capacity from smaller competitors and increases in the price of recycled paper and energy.

Forest Products

SCA's Forest Products business area is meeting the Group's return requirement. For the full year 2006 Forest Products demonstrated an EBITDA margin of 22%, which is over the required level of 21%. The requirement for 2007 is an EBITDA margin of 21%. SCA expects to be able to strengthen margins in the years ahead by continuing to implement successful productivity measures within the publication papers operation, increase the percentage of value-added products within the solid-wood products segment, improve the energy balance from pulp production and further rationalize forest management. Growth is expected to reach 2–3 % per year. The business risk in this area is mainly related to trends in the advertising market in Europe, changes in the supply and demand balance and wood and energy price fluctuation.

Dividend policy

SCA aims to provide stable and rising dividends. Over a business cycle, about one third of the cash flow from current operations (after interest expenses and tax) is normally used for dividends and two thirds for value-creating strategic investments. If the cash flow from current operations exceeds what the company can invest in profitable investments, the surplus is returned to the shareholders by increasing the dividend or used to repurchase the company's own shares. Over the past decade the dividend has grown by an average of 9% per year and the proposed dividend for the 2006 financial year is SEK 12, representing an increase of 9% compared with 2005.

Capital structure

SCA's debt/equity ratio measured as net debt in relation to the book value of equity was 0.62 on 31 December 2006, which is below SCA's long-term target of 0.7. The debt/equity ratio target of 0.7 has been chosen taking into account SCA's business risk and the composition of the product portfolio. Periodically the debt/equity ratio may deviate from this target and over the past decade, it has varied between 0.39 and 0.85. In addition to internal financing from cash flow from current operations, funds for further strategic investments are made available by additional borrowing capacity while maintaining the same debt/equity ratio.

SCA has a credit rating for long-term borrowing of Baa1/BBB+ and short-term borrowing of P2/A2 from Moody's and Standard & Poor's respectively, and a short-term credit rating of K1 in Sweden from Standard & Poor's. For more detailed information about risk management, see Note 2 on page 66.

Incentive programme

SCA's incentive programme is designed to support the company's objective of creating shareholder value. The programme for senior executives has two components: achievement of earning and cash-flow targets and the price performance of SCA's shares compared to an index consisting of SCA's major global competitors. For more information about the structure of the programme, see Note 32, "Remuneration to senior executives" on page 85.

Dividend per share


SEK
12
10
8
6
4
2
0
Average cumulative growth: 9%
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Strategic investments, acquisitions and divestments


SEKm
12,000
10,000
8,000
6,000
4,000
2,000
0
-2,000
2002
2003
2004
2005
2006
Personal Care
Tissue
Packaging
Forest Products
Divestments

Most of SCA's strategic investments and acquisitions are in Personal Care, Tissue and Packaging.

SCA's cash-flow model

SCA's cash-flow model

SCA's main tool for measuring the profitability of current operations is a cash-flow model where the cash flow from operations is compared with a cash-flow requirement. This requirement is derived from all income-generating assets, their expected economic life and a weighted cost of capital. The requirement is adjusted for inflation, which provides a measurement independent of the date of acquisition of the asset and also independent of adjustments in the accounts, such as depreciation. This method is called Cash Value Added (CVA). SCA monitors business groups and operating units by comparing the net operating profit with the requirement. If the net operating profit exceeds the requirement, i.e. the CVA index is over 1.0, the unit is profitable and thus value-creating. These evaluations provide a basis for decisions on future investment allocations. For the Group as a whole the requirement is set as cash flow from operations, which is operating cash flow minus financial items and paid tax. The cash-flow requirement shows at what level SCA is value-creating during an individual year. However, this snapshot must be viewed in relation to value creation over a longer period. The net operating profit margin and rate of return are subsequently derived from the cash flow from operations.

Strategic investments

SCA evaluates all strategic investments (company acquisitions or expansion investments) in accordance with the cash-flow model. All investments must provide a return that exceeds the cost of capital. The future cash flow of each strategic investment is calculated and the cost of capital is discounted. This provides a present value for the estimated future cash flow. If the present value is higher than the expenditure for investment, the investment is value-creating. SCA requires that the present value must exceed the investment expenditure by a certain margin.

SCA's required rate of return

SCA's required rate of return on assets is determined by the capital market's return requirement on investments in SCA shares and current long-term interest rates. The return requirement, the weighted cost of capital (WACC), was calculated at the end of 2006 as shown in the figure below. Applying this method of calculation, the weighted cost of capital is determined as 6.4%. This means that all investments must over time generate an operating cash flow after tax but before interest expense of at least 6.4% of the investment in order to be value-creating and thus meet market demands. The return requirement level above applies to investments in Sweden. Different borrowing costs and tax rates in other countries change the return requirement for operations in those countries.

SCA's required rate of return



Risk-free interest
3.8%
Market risk premium
4.5%
SCA's risk premium
4.1%
SCA's Beta coefficient
0.9x
Cost of equity
7.9%
0.65x (Market valued)
WACC
6.4%
Risk-free interest
3.8%
Interest expense
4.8%
Loan margin
1.0%
Effective interest expense
3.5%
0.35x
Marginal tax
28%

SCA shares **Strong development during 2006**

Price trend in 2006

The closing price in 2006 on the Stockholm Stock Exchange for SCA's B shares was SEK 357.50 (297), which represents a market capitalization of SEK 84bn (69). This amounts to around 2% of the total market capitalization on the Stockholm Stock Exchange. In 2006 the share price rose by 20%. Including the dividend paid out in 2006, the total return amounted to 24%.

The share price performance was strong for the first few months of the year, before falling again in line with the general decline on the Stockholm Stock Exchange in May and June. During the second half of the year, the share price was performing well again. The highest closing price for SCA's B share in 2006 was noted on 27 December at SEK 364. The lowest price of SEK 279 was noted on 13 June.

In 2006 the SCA share price developed in line with the Stockholm Stock Exchange as a whole and outperformed the comparable industry index. Over a five-year period, the SCA shares enjoyed a stronger trend than the comparable industry index but weaker than the Stockholm Stock Exchange.

Trading in SCA shares

SCA shares are listed and traded primarily on the Stockholm Stock Exchange, but may also be traded on the London Stock Exchange (OTC) and as American Depository Receipts (ADR level 1) in the US through the Bank of New York. In addition to indexes linked directly to the Stockholm and London exchanges, SCA is included in other indexes such as the Dow Jones STOXX Index, FTSE Eurotop 300 and MSCI Eurotop 300. SCA is also represented in several environmental indexes around the world, where companies are evaluated based on their ability to combine financial growth with successful environmental work. Examples include the FTSE4Good Index and the Dow Jones STOXX Sustainability Index.

Liquidity

The turnover of SCA shares increased in 2006. The total volume of shares traded was 311 million shares (304), representing a value of approximately SEK 101bn (81). The average daily trading for SCA on the Stockholm Stock Exchange amounted to 1.2 million shares, equivalent to a value of SEK 401m (321).

Foreign ownership

Approximately 57% (61) of the share capital is owned by investors registered in Sweden and approximately 43% (39) by foreign investors. Foreign ownership has increased steadily in recent years. The US and the UK account for the highest percentage of shareholders registered outside Sweden with 15% and 12% respectively.

Dividend

The Board of Directors has proposed a dividend to shareholders of SEK 12 per share for 2006, which is 9% higher than in 2005. The 2006 dividend represents a dividend yield of 3.4% per share based on SCA's share price at the end of the year. Since going public on the Stockholm Stock Exchange in 1950, SCA has never reduced the dividend, and over the past ten years, the dividend has increased by an average of 9% per year. SCA's dividend policy is described on page 10.

Ticker names:

Stockholm Stock Exchange (the Nordic Exchange)	SCA A
	SCA B
London Stock Exchange (OTC)	SNKB
New York (ADR Level 1)	SVCBY

Price trend and share trading, 2006


SEK
Thousand shares
400
380
360
340
320
300
280
260
240
220
200
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Jan. Feb. March April May June July Aug. Sept. Oct. Nov. Dec.
SCA B
Affärsvärlden general index
MSCI European Paper Index
Daily trading

Price trend and share trading, 2002–2006


SEK
Million shares
500
450
400
350
300
250
200
150
100
50
0
100
90
80
70
60
50
40
30
20
10
0
2002 2003 2004 2005 2006
SCA B
Affärsvärlden general index
MSCI European Paper Index
Trading per quarter

Data per share

All earnings figures include non-recurring items.

SEK per share unless otherwise indicated	2006	2005	2004	2003	2002
Earnings per share after full tax:					
After dilution	23.25	1.84	22.12	21.84	24.54
Before dilution	23.27	1.84	22.13	21.92	24.70
Market price for B shares:					
Average price during 2006	321.72	266.86	288.66	279.69	311.25
Closing price, 31 December	357.50	297.00	283.50	294.00	294.00
Cash flow from current operations[1]	11.85	18.67	24.35	34.98	37.12
Dividend	12.00[2]	11.00	10.50	10.50	9.60
Dividend growth, %[3]	7	7	9	11	12
Dividend yield, %	3.4	3.7	3.7	3.6	3.3
P/E ratio[4]	15	161	13	13	12
Price/EBIT[5]	14	57	17	12	10
Beta coefficient[6]	0.73	0.73	0.69	0.63	0.61
Pay-out ratio (before dilution), %	48	58	68	48	39
Shareholders' equity, after dilution	249	241	233	214	207
Shareholders' equity, before dilution	249	240	231	212	208
Average number of shares after dilution (millions)	233.8	233.5	233.5	232.5	232.2
Number of registered shares 31 December (millions)	235.0	235.0	235.0	235.0	232.2
Number of shares after full conversion (millions)	235.0	235.0	235.0	235.0	235.1

[1] See definitions of key ratios on page 111.
[2] Board proposal.
[3] Rolling 5-year data.
[4] Share price at year-end divided by earnings per share after full tax and dilution.
[5] Market capitalization plus net debt plus minority interests divided by operating profit. (EBIT=earnings before interest and taxes).
[6] Share price volatility compared with the entire stock exchange (measured for rolling 48 months).

Percentage of foreign ownership

Year	%
2006	43
2005	39
2004	32
2003	31
2002	32

Shareholders by country


Other
16%
UK
12%
USA
15%
Sweden
57%

Shareholders by category


Private individuals
11%
Institutions
89%

SCA's ten largest shareholders

According to VPC AB's official share register for directly registered and trustee registered shareholders as of 31 December 2006, the following companies, foundations and mutual funds were the ten largest registered shareholders based on voting rights (before dilution).

Shareholder	No. of votes	%	No. of shares	%
AB Industrivärden	167,591,000	29.3	23,591,000	10.1
Handelsbanken*	74,354,678	13.0	13,272,794	5.7
SEB*	41,805,457	7.3	7,725,859	3.3
Livförsäkringsaktiebolaget Skandia	17,498,238	3.1	3,354,639	1.4
Alecta	10,684,740	1.9	3,430,704	1.5
AB Skrindan	10,026,900	1.8	1,002,690	0.4
AMF Pension	9,390,240	1.6	8,003,124	3.4
Andra AP-fonden	9,151,664	1.6	3,586,757	1.5
Swedbank*	8,214,965	1.4	7,761,464	3.3
Nordea*	6,721,567	1.2	3,507,721	1.5

* Including mutual funds and foundations. Source: VPC AB

Shareholder structure

Holding	No. of votes	%	No. of shareholders	%	No. of shares	%
1–500	19,084,322	3.3	60,041	80.6	8,696,981	3.7
501–1,000	12,099,680	2.1	7,217	9.7	5,595,767	2.4
1,001–2,000	12,417,992	2.2	3,657	4.9	5,352,047	2.3
2,001–5,000	13,665,235	2.4	1,980	2.7	6,257,110	2.7
5,001–10,000	7,829,893	1.4	623	0.8	4,581,091	1.9
10,001–20,000	7,854,667	1.4	338	0.5	4,857,208	2.1
20,001–50,000	13,242,534	2.3	263	0.4	8,527,614	3.6
50,001–100,000	11,894,152	2.1	126	0.2	9,144,049	3.9
100,001–	475,663,344	82.9	239	0.3	182,024,331	77.4
Total	**573,751,819**		**74,484**		**235,036,698**	

Source: VPC AB

Share distribution

31 December 2006	Series A	Series B	Total shares
Number of registered shares	37,635,069	197,401,629	235,036,698
– of which treasury shares	–	1,253,138	1,253,138
Total	**37,635,069**	**197,401,629**	**235,036,698**

Issues 1993–2006

Since the beginning of 1993 the share capital and number of shares have increased due to new issues and conversions as follows:

		No. of shares	Increase in share capital, SEKm	Cash payment SEKm	Series A	Series B	Total
1993	Conversion of debentures and new subscription through Series 1 warrants	4,030,286	40.3	119.1			
	New issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7	62,145,880	131,821,657	193,967,537
1994	Conversion of debentures	16,285	0.2	–	62,145,880	131,837,942	193,983,822
1995	Conversion of debentures	3,416,113	34.2	–	62,145,880	135,254,055	197,399,935
1999	New issue 1:6, issue price SEK 140	32,899,989	329.0	4,579.0	62,133,909	168,166,015	230,299,924
2000	Conversion of debentures	101,631	1.0	15.0	61,626,133	168,775,422	230,401,555
2001	New issue, private placement	1,800,000	18.0	18.0	45,787,127	186,414,428	232,201,555
2002	New issue through IIB warrants	513	0	0.1	41,701,362	190,500,706	232,202,068
2003	Conversion of debentures and subscription through IIB warrants	2,825,475	28.3	722.9	40,437,203	194,590,340	235,027,543
2004	Conversion of debentures	9,155	0.1	1.1	40,427,857	194,608,841	235,036,698


7-14
kg
20
MAXI
Libero
DryTech
lotion free

Personal Care

Personal Care comprises three product segments: incontinence care, baby diapers and feminine care. All three segments are driven by innovation and and new products are launched continuously. The products are sold both under SCA's own brands and under retailers' brands, and distributed via retailers and health care providers.

Share of the Group


Net sales
21%
Operating profit
32%
Capital employed
9%
Average no. of employees
15%

Geographic presence



Sales in some 90 countries in all parts of the world. Production at 18 plants in 16 countries.



Personal Care

Good personal care is essential to well-being. Our innovative products make life easier. They keep babies dry, they promote women's independence and they help break taboos surrounding incontinence. Quite simply, our strengths are closest to the skin.

Sales by product segment


Feminine care
16%
Incontinence care
55%
Baby diapers
29%

Incontinence products account for most of the sales in the Personal Care segment.

Sales by region


Australia 5%
Asia 5%
Latin America 8%
North America
12%
Europe
70%

SCA is expanding rapidly in Personal Care and holds strong positions in all parts of the world.

Market positions

	Europe	North-America	Global
Incontinence care	1	3	1
Baby diapers	2	–	3
Feminine care	3	–	5



Personal Care Strategy

SCA is the world leader in incontinence care and holds leading regional market positions in baby diapers and feminine care. SCA's strengths are profound consumer insight, innovative product development, well-known brands and efficient production.

Baby diapers, feminine care and incontinence care give people simple and comfortable hygiene solutions throughout their lives. The growing opportunities for effective personal care are making a significant contribution to health developments in the world.

The global personal care market is attractive and is growing faster than GDPs. The use of these products in developing countries is rising significantly as buying power increases. In the more mature markets, the increase in the number of elderly people means high growth for incontinence care. The industry is well consolidated and the well-known brands dominate. Products are becoming increasingly sophisticated in order to meet specific needs.

SCA's Personal Care operations have provided high profitability for a long time. The target is organic growth of 5–7% per year with maintained or improved margins. In the years ahead SCA will be working with the following strategic priorities:

- Strengthen market positions by developing innovative product offerings
- Further develop SCA's world-leading position in incontinence care
- Establish and consolidate leading positions in fast-growing markets in Central and Eastern Europe, Latin America and Asia
- Continue to restructure and improve efficiency in production and distribution

Incontinence care

SCA is focusing on increasing awareness and acceptance of incontinence, developing effective and comfortable products and raising availability through all distribution channels. Health care providers account for the majority of sales. The strategy for this customer group is to show how SCA's high-quality products and expert advice can cut costs for nursing homes and at the same time raise the quality of life for the users. In the retail area, SCA is working on removing taboos through active information and advertising and by developing discrete and effective products.

SCA is working to consolidate the world-leading TENA brand, which offers products for all user needs through all sales channels. SCA is in the front line in product development and the pace of innovation is high – both in terms of the development of new products and ongoing improvements to the existing range. In 2007 the entire product range aimed at institutions and home care will be upgraded. SCA will also launch products that are in the grey zone between feminine care and incontinence care, but that are more appropriate for the users.

Baby diapers

The strategy for baby diapers is to maintain and consolidate brand positions in the Nordic region, Central and Eastern Europe, Latin America, Africa, Southeast Asia and New Zealand by continuing to develop innovative open diapers and pant diaper products. The latter category is showing the fastest growth and here SCA has had considerable success in Europe, particularly with the Libero Up&Go pant diaper. SCA is also a major supplier of diapers for retailers' own brands and aims to support retailers by providing competitive and high-quality products.

Feminine care

In feminine care SCA intends to continue to develop strong regional market positions in Europe, Latin America, Australia and New Zealand. SCA strategy focus primarily on pads and pantyliners. The ten regional feminine care brands are coordinated in a common, global brand platform. SCA is also strengthening its position in feminine care products for retailers' brands.

Innovation

SCA conducts product and brand development based on careful studies and insight of consumer behaviour and needs. The result is constant upgrades or new products. Over the past two years the number of new products has increased significantly. These have been developed in the global R&D organizations, close to consumers and markets and in cooperation with customers. Innovation work has resulted in a large number of new patents. In the future even more resources will be invested in product development and market communication.

Efficient production

SCA has significant competitive advantages due to its global operations. Production takes place in 18 factories on six continents. The number of factories in Europe has been reduced significantly and efficiency at the remaining ones has been improved. Since 2000 five plants have been closed down and production has been concentrated to six factories including two new ones in Central and Eastern Europe. All European production of feminine care products, for example, has been shifted to Slovakia. A new factory in Poland that manufactures baby diapers and incontinence products is an important element of SCA's focus on Central and Eastern Europe.

The manufacture is flexible in order to adapt to changes in demand and to allow for a quick response to changed or new specifications based on customer and consumer needs.


TENA
lady
34

Tena Mini Magic, which is a thin, discrete and lightweight incontinence product sold in retail channels, was successfully launched in 2006.

Brand categories, Europa


SEKbn
35
30
25
20
15
10
5
0
Baby diapers
Feminine care
Inkontinence care
Manufacturers' brands
Retailers' brands

Within Personal Care, retailers' brands account for a relatively small share of the total market.

Personal Care **The past year**

Key ratios

SEKm	2006	Group share %	2005
Net sales	21,272	21	19,351
Operating cash surplus	3,778	27	3,427
Change in working capital	–37		–334
Current capital expenditure	–649	11	–436
Other changes in operating cash flow	–108		–202
Operating cash flow	2,984	47	2,455
Operating profit	2,799	32	2,474
Operating margin, %	13		13
Capital employed	8,471	9	7,615
Return, %	33		28
Strategic investments			
– plant and equipment	–334	36	–715
– restructuring costs	–10	40	0
– company acquisitions	0		0
Average number of employees	7,560	15	6,644

Net sales and operating profit


SEKm
SEKm
25,000
20,000
15,000
10,000
5,000
0
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
Net sales
Operating profit

Operating cash flow


SEKm
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

Demand for personal care products was good and sales increased by 10% in 2006. Growth was particularly strong in Central and Eastern Europe and Latin America where SCA was able to strengthen its positions. New products were well received by consumers and customers.

Net sales increased by 10% to SEK 21,272m. Operating profit increased by 13% to SEK 2,799m. SCA was able to raise prices for most products and markets, which compensates for higher raw material costs particularily superabsorbents.

Work on improved efficiency for the production facilities, mainly in Europe, was carried out according to plan. The new factory in Olawa, Poland has started producing baby diapers and incontinence care.

Incontinence products

The year was characterized by intensive marketing efforts. SCA launched, for example, TENA Mini Magic, a thin but highly-absorbent incontinence care product that is sold in a brand new type of discreet and practical packaging. In North America the success of the incontinence pant, TENA Discreet Activewear, continued. New types of marketing initiatives were also tested with good results, such as increased online marketing and sales. In the care sector the TENA Services concept was expanded. This concept involves providing advice to nursing homes with the aim of improving the quality of life of the users and reducing overall costs for nursing homes.

Baby diapers

SCA's success in this segment continued through Libero Up&Go pant diapers, which are sold mainly in the Nordic region and Russia. In Southeast Asia, sales of the re-launched Drypantz developed well towards the end of the year. There was also strong growth in open diapers, mainly in Central and Eastern Europe and Latin America. SCA consolidated its leading position as a supplier for retailers' brands in Europe. In total, sales of baby diapers increased by more than 10% which led to higher profitability.

Feminine care

The intense competition in the feminine care segment continued with a high level of market activity from all major competitors. SCA invested heavily in product development and launched a new generation of ultra-thin secure pads within the SecureFit concept in most of Europe, Latin America, Australia and New Zealand. This product launch resulted in an increased market share, particularly in the Nordic region and Mexico, and contributed to the positive trend in this product segment. Deliveries of retailers' brands continued to increase and now account for approximately 15% of net sales in Europe.




Personal Care **Incontinence care market**

The global incontinence care market is valued at approximately SEK 45-50bn. North America accounts for around 30% of the market, Europe for around 45% and Asia for approximately 20%. Market growth is more than 5% per year with light incontinence products showing the fastest growth.

Incontinence affects between 5 and 7% of the world's population. The products are used in institutional care and are also sold directly to consumers at retail outlets and through pharmacies and shops specializing in medical supplies.

Market growth is driven by demographic factors, primarily aging populations, but also by increased buying power. Wider acceptance of incontinence problems, increased availability of the products in retail outlets as well as innovation and brand building are also factors driving growth.

SCA's TENA brand is available in almost all countries with a mature market, i.e. more than 90 countries. This makes SCA the global market leader with 26% of the market. SCA leads the market in Europe and is number three in North America. SCA is the leading player in the Australian, New Zealand and Latin American markets.

Annual per capita consumption of incontinence care



No./habitant
25
20
15
10
5
0
North America
Western Europe
Central/Eastern Europe
Latin America
Asia

Consumption of incontinence products is significantly higher in countries with a high standard of living.

Incontinence care – Sales channels



Home care
25%
Institutional care
40%
Retail outlets
35%

Incontinence care - Global market shares



Other
41%
SCA
26%
Kimberly-Clark
12%
Tyco/Kendall
8%
Unicharm
6%
Hartmann
7%



Personal Care **Baby diaper market**

The European market for baby diapers is valued at SEK 30-35bn. Pant diapers, which today account for 14% of the value of the European baby diaper market, is growing at a faster rate than open diapers, with annual growth of around 5%.

SCA manufactures both open diapers and pant diapers. The latter is the fastest growing category and here SCA is the leading producer in Europe. Baby diapers are sold under SCA's own brands as well as under retailers' brands. SCA has strong brands in markets in the Nordic region, Central and Eastern Europe, Latin America, Africa, Asia and New Zealand, and is also a major supplier of baby diapers for retailers' brands in Europe. In total, SCA sells baby diapers in some 50 countries.

Growth in the baby diaper segment is high in the markets in Asia, Latin America and Africa. The reason for this is high birth rates and the use of disposable diapers increases as standards of living improve.

SCA is the second largest player in Europe, with a market share of 15%. In the retailers' brand segment, SCA is a leader with one third of the European market.

In the Nordic region, SCA is the market leader with the Libero brand and has a market share of around 55%. Libero is also growing rapidly in Central and Eastern Europe, particularly in Russia where SCA is the third largest player.

In Malaysia, Thailand and Singapore SCA holds leading positions with the Drypers brand and in New Zealand with the Treasures brand. SCA is also a market leader with the Peaudouce brand in Tunisia and Libya.

Brand categories, Europe


Retailers' brands
25%
Manufacturers' brands
75%

Annual per capita consumption of baby diapers


Number/children 0–30 months
2,000
1,500
1,000
500
0
North America
Western Europe
Latin America
Central/Eastern Europe
Asien



Personal Care **Feminine care market**

The global market for feminine care is valued at SEK 80-85bn. In Europe the distribution is 50% for pads and approximately 25% each for panty liners and tampons.

Market growth is determined by the number of women in their fertile years and the degree of usage. In Europe this age group is decreasing slightly due to an ageing population. Growth is strong in Asia and Latin America due to a growing target group and increasing market penetration. There is also high growth potential in Central and Eastern Europe, where usage is expected to increase.

SCA's main market for feminine care is Europe where SCA is the third largest player. A growing proportion of sales is taking place in markets such as Latin America, Central and Eastern Europe and South Africa. In South Africa and parts of Latin America, the products are sold through joint ventures.

In several markets SCA is increasingly and successfully complementing its own brands with manufacture of products for retailers' brands.

Brand categories, Europe


Retailers' brands
15%
Manufacturers' brands
85%

Annual per capita **consumption of feminine care products**


Number/woman 13-49 years
350
300
250
200
150
100
50
0
Western Europe
North America
Latin America
Central/Eastern Europe
Asia


SCA
Xpressnap

Tissue

Consumer tissue consists of toilet paper, kitchen rolls, handkerchiefs, facial tissue and napkins. The products are sold both under SCA's brands and retailers' brands, and they are distributed via retailers and to corporate customers. In the bulk consumer, Away-From-Home (AFH) product segment, SCA's offering is based on complete hygiene solutions for companies and institutions.

Share of the Group


Net sales
31%
Operating profit
17%
Capital
employed
35%
Average no.
of employees
29%

Geographic presence



SCA's products are sold in some 70 countries throughout the world. SCA produces tissue at 36 facilities in 19 countries.



Tissue

Innovations through customer insights bring success in our tissue operations. The SCA model involves strong customer relations and complete solutions. We supply effective hygiene solutions at home and away from home.

Sales by product segment


AFH tissue
41%
Consumer tissue
59%

Sales by region


Other 1%
Australia 8%
Latin America 9%
North America
21%
Europe
61%

Market positions

	Europe	North America	Global
Consumer tissue	1	–	4
Tissue for bulk consumers – AFH	1	3	3

Deliveries (tonnes)

	2005	2006
Consumer tissue	1,077,000	1,121,686
Tissue for bulk consumers – AFH	825,700	836,268



Tissue **Strategy**

SCA is the world's third largest and Europe's largest supplier of consumer tissue and Away-From-Home (AFH) tissue. SCA's strengths in this business area are awareness of consumer and customer needs, a high rate of innovation and effective production processes.

The consumer tissue segment consists of toilet paper, kitchen rolls, facial tissue and napkins. The products are sold under brands such as Zewa, Velvet, Sorbent, Edet, Regio, as well as under retailers' brands. Within the AFH tissue segment, SCA delivers complete hygiene concepts to institutions and companies, including tissue products, paper dispensers, soap and services. Most products are sold under the global Tork brand.

Tissue use increases with improvements in living standards around the world. The products gain a foothold in the early stages of consumption growth and make a strong contribution to improved hygiene and quality of life. Consumption per capita is therefore high in North America and Western Europe, while in Central and Eastern Europe, Latin America and Asia, consumption is significantly lower but growing fast. SCA estimates that organic growth will amount to 3–4% annually. In the years ahead SCA will work with the following strategic priorities:

- Make the product offering more attractive through innovation and product development
- Strengthen brand positions in the consumer tissue segment and combined with clearer value offerings for retailers' brands
- Develop the global brand platform, Tork, within AFH tissue
- Strengthen partnerships with leading distributors and retailers
- Improve efficiency in the supply chain by continuing to optimize the production structure

Consumer tissue

The ability to understand the future demands of the customers and consumers is fundamental for creating lasting value in this segment. SCA is working intensely to improve product performance, expand application areas, and create new designs for products and packaging. SCA is investing more resources than before in product development aimed at strengthening SCA's own brands. SCA offers retailers a complete range of products within the highest quality segments under SCA's own brands as well as offerings for retailers' brands.

Competition within the retail trade has been very intense in recent years. Both discount retailers focusing on low-price and sophisticated retailers offering a full service range have increased their market share. SCA has been operating for a number of years according to a model that provides advanced product and service offerings to retailers of both categories. SCA's offer of partnership takes a holistic approach in order to increase the value of the tissue category and lower costs throughout the supply chain.

AFH tissue

SCA's strategy within AFH tissue is to be a global supplier for demanding customers in industry, offices, healthcare, hotels and restaurants. SCA has a full range of tissue products and related items such as dispensers, soap and services. Products and brands are coordinated globally and the entire range is gradually being integrated under the Tork brand. Significant synergies exist in joint product development, marketing and dispenser systems since there are few differences between consumer preferences in different parts of the world.

The AFH products are distributed via wholesalers, and facility service companies or directly to individual customers. Increased consolidation among customers as well as greater outsourcing has resulted in strong growth for wholesalers and service companies. SCA has systematically entered into partnerships with these customer groups for a number of years. This has reduced costs and enabled strong organic growth.

Efficiency enhancements

SCA has worked intensively to lower costs and rationalize production structures. The 2005 rationalization programme will be completed in the first half of 2007. It has involved closures or divestment of some ten factories with a capacity of more than 150,000 tonnes of tissue. Steps are also being taken to improve efficiency and quality. The successful investment in Valls, Spain, in 2005 will be followed by a second tissue machine that will go into operation in April 2007.

Tissue **The past year**

Key ratios

SEKm	2006	Group share %	2005
Net sales	31,336	31	30,701
Operating cash surplus	3,528	25	3,628
Change in working capital	−140		233
Current capital expenditures, net	−1,868	33	−1,694
Other changes in operating cash flow	−419		−395
Operating cash flow	1,101	17	1,772
Operating profit	1,490	17	1,577
Operating margin, %	5		5
Capital employed	33,449	35	33,084
Return, %	4		5
Strategic investments			
– plant and equipment	−468	50	−906
– restructuring costs	−15	64	−71
– company acquisitions	−51	16	−250
Average number of employees	14,568	29	16,009

Net sales and operating profit



SEKm
SEKm
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002 2003 2004 2005 2006
Net sales
Operating profit

Operating cash flow



SEKm
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002 2003 2004 2005 2006

The earnings trend in 2006 remained unsatisfactory in the consumer tissue segment, mainly due to the considerable increases in the cost of energy and raw materials. Higher prices and a successful implementation of ongoing efficiency and improvement programmes were not able to fully compensate for the negative factors. The profits in the AFH tissue segment were better than in 2005, mainly as a result of strong growth in the North American operation.

Net sales increased by 2% to SEK 31,336m as a result of higher volumes and prices. Operating profit fell by 6% to SEK 1,490m, mainly as a result of higher energy and raw material costs.

The intense competition continued in Europe. In Latin America and Central and Eastern Europe, SCA's operations continued to demonstrate strong growth.

Efficiency enhancement

Activities in 2006 were characterized by efforts to improve the cost situation. Restructuring of the production system in Western Europe continued successfully. Non-competitive mills and converting facilities were closed down or divested. Among the factories affected were Tilburg in the Netherlands, Roanne in France, Lucca4 in Italy and Nisa in Portugal. The supply chain and logistics were made more efficient at the same time as investments were made in new equipment for higher quality and more cost-effective production processes.

Growth in Central and Eastern Europe

A strategic theme in 2006 was continued expansion in Central and Eastern Europe. The fast growth in demand continued and SCA increased its market share and brand awareness in Russia, Hungary, Croatia, Slovenia and Romania. A new tissue plant in the Moscow region is planned to meet increased demand.

Launches and campaigns

Several major campaigns were implemented during the year within the consumer tissue segment, involving brands such as Zewa, Edet and Velvet. A successful Zewa campaign was carried out during the FIFA World Cup in Germany. In Switzerland, Germany and Austria, Zewa kitchen rolls were re-launched with improved quality and design.

SCA's focus on increasing the market share in the premium AFH segments progressed well in 2006. Considerable investments were made in marketing the "cost-in-use" concept, i.e. a product concept with high value and cost efficiency. Several successful launches of improved dispenser systems were carried out in Europe, including a new aluminium series.

Expansion of the global brand platform, Tork, continued in a number of markets. This included successful launches in Mexico and Australia. Tork was introduced towards the end of the year in North America where SCA previously operated under a number of different brands. Although SCA's presence in Asia is still limited, Tork was launched in China in 2006.

In 2006 the World Wide Fund for Nature (WWF) gave SCA the highest green rating among European tissue manufacturers.



Zewa
Sensitive

Zewa Sensitive is a newly developed toilet paper that contains camomile lotion.

Tissue **Consumer market**

Every year, some 18 million tonnes of consumer tissue are produced worldwide with a value of around SEK 280bn. The product segment consists of toilet paper, kitchen rolls, facial tissue and napkins.

Europe accounts for 22% of the global market and is growing by an average of 3% per year. Central and Eastern Europe, where market penetration is lower, has a higher growth rate, around 8% per year. Markets in Latin America where SCA has a significant presence, such as Mexico and Colombia and the surrounding countries, are also showing good growth figures.

SCA is the leading supplier of consumer tissue in Europe with a market share of 22%. SCA's brands are strong with Zewa in Germany and Austria, Edet in Scandinavia and the Netherlands and Velvet in the UK. In Central and Eastern Europe, SCA's Zewa brand is a market leader with increasing sales and high growth figures. SCA is Europe's biggest supplier of tissue for retailers' brands, with strong positions in most of the European markets.

In Australia and New Zealand, SCA is a leader with a market share of 34% and 48% respectively. The products are sold under the Sorbent, Purex, Handee, Deeko and Orchid brands. SCA is the second largest producer in the Latin American market. SCA has strong positions in Mexico, Colombia, Chile and Ecuador.

Market shares - Consumer tissue Europe



Other
25%
SCA
22%
Karto Group
4%
Metsä Tissue
6%
Sofidel
7%
Procter & Gamble
7%
Kimberly-Clark
15%
Georgia-Pacific
14%

Product breakdown consumer tissue, Europe



Napkins
7%
Toilet paper
59%
Handkerchiefs/ facial tissues
13%
Kitchen rolls
21%

Market shares AFH, Europe



Other
55%
SCA
17%
Kimberly-Clark
16%
Georgia-Pacific
12%

Tissue **AFH market**

The global market for AFH tissue amounts to SEK 85bn, of which North America accounts for 42% and Europe for 32%.

Important product segments within AFH tissue are paper towels, toilet paper, napkins, facial tissue and tissue products used in industry. The market is growing by around 2–3% per year in Western Europe and with a slightly lower rate of growth in North America. Outside North America and Europe the market penetration of AFH tissue is still relatively low.

SCA is the biggest supplier of AFH products in Europe and third in North America. In Europe SCA has 17% of the market and in North America 19%.

The market is divided into the following customer categories: hotels, restaurants and catering (HoReCa), offices, industry and healthcare. The highest growth is within HoReCa, driven by growth in the restaurant branch and tourist industry. The office segment is growing in line with the economy in general, while the growth rate is somewhat lower in the industrial segment.

The products are distributed via wholesalers and facility service companies or directly to individual customers. Due to increased consolidation among customers, the customers are becoming larger and more international, a trend that benefits global companies such as SCA.

Market shares AFH, North America



Other
30%
SCA
19%
Kimberly-Clark
21%
Georgia-Pacific
30%

Annual per capita consumption of tissue



kg per capita
25
20
15
10
5
0
North America
Western Europe
South America
Asia Pacific
Central/Eastern Europe

Packaging

People pay attention to attractive packaging. SCA's packaging solutions play an important role in our customers' brand image. Our improved efficiency, smart packaging solutions and innovative design make us highly competitive.



Packaging

SCA is a full-service packaging supplier, offering both transport and consumer packaging. Most of the packaging solutions are used for food, consumer durables and industrial products. The packaging is made primarily of corrugated board but also includes different types of plastic material.

Share of the Group



Net sales 33%
Operating profit 23%
Capital employed 29%
Average no. of employees 48%

Geographical presence



Sales in some 50 countries in Europe, North America and Asia. Production takes place at more than 300 facilities in some 30 countries.


MOTORAZR

Sales by product segment


Industrial packaging 4%
Service 5%
Protective packaging 15%
Consumer packaging 16%
Conventional corrugated board packaging 60%

Conventional corrugated board packaging accounts for more than half of the sales. The other segments are products and services with a higher value content.

Sales by region


Asia 4%
North America 10%
Europe 86%

Europe is the biggest region within Packaging. Asia accounts for 4% of sales and is experiencing high growth. In the beginning of 2007, the packaging operation in North America was divested.

Deliveries

	2005	2006
Corrugated board (Mm²)	4,309	4,391
Kraftliner (ktonnes)	731	738
Testliner/fluting (ktonnes)	1,858	1,666

Containerboard (ktonnes)	2006
Total consumption of containerboard	2,722
Own production	2,364
Net purchases	**358**

Packaging **Strategy**

Within the Packaging business area, SCA is continuing to develop into a full-service packaging supplier. This means that SCA is involved in the entire packaging chain, including design and production of packaging solutions, improvement of customer logistics and creating attractive marketing concepts for the retail trade.

SCA develops packaging solutions based on three main principles:

i) The packaging must have an attractive design with high-quality printing making it an important element in the product's market communication
ii) The goods must be transported in a cost-effective way, optimizing packaging space based on logistical principles and with optimal packaging strength in relation to weight
iii) The packaging must effectively protect goods during transportation from external elements such as knocks, vibration or changes in temperature

SCA is one of Europe's leading suppliers of packaging solutions. The product portfolio consists mainly of transport packaging made from corrugated board, but also increasingly includes consumer and point-of-sale packaging, customized protective packaging and packaging services.

This business area is in a period of rapid transition. Considerable restructuring and efficiency improvement measures, investments and development initiatives are under way to improve profitability and growth and consolidate SCA's leading positions. The market dynamics are driven by continuing globalization, deregulation, technical development and rapid progress in the economies of developing countries.

In the years ahead SCA will be working with the following strategic priorities:

- Increasing the proportion of complete packaging solutions
- Improving production structures by completing the efficiency programme and constantly implementing improvements in productivity
- Rapid expansion in the prioritized growth markets of China and Central and Eastern Europe

Leading in design

SCA has solid knowledge of consumers and the retail trade, which is the primary market channel for many of SCA's packaging customers in fast-moving consumer goods. Customers want reliable transport packaging that can also be used for point-of-sale display. Offering customers world-class design expertise has become an increasingly important competitive factor. The aim is to improve functionality, simplify and streamline the handling of goods, and create attractive ways of displaying goods and brands. Over the past few years SCA has built up unique expertise in packaging design through a network of eight Design Centres in Europe and Asia.

Efficient production

Within Packaging, constant improvements and steps to make production more efficient are important strategic cornerstones. One initiative was the launch of the efficiency programme in 2005, involving extensive closures or restructuring of a number of production units. The savings do not end with the cost-cutting programme; SCA will continue to emphasize productivity and efficiency improvements within the organization in the future. To further consolidate SCA's positions, a number of strategic investments are being made that will make the product offering more competitive. These include new capacity to increase the proportion of advanced packaging solutions and high-quality containerboard. SCA is approximately 85% self sufficient in containerboard. The packaging markets are largely regional due to the fact that corrugated board is bulky and relatively costly to transport. SCA's strategy is to continue to develop production structures according to a regional structure generating overall synergy gains.

Growth to the East

The fast-growing markets in Central and Eastern Europe and Asia have been in the spotlight in recent years. SCA has attained a leading position in these areas in high-value segments such as consumer electronics, automobile parts and high-quality consumer packaging. SCA is expanding substantially in both of these regions and currently has some 20 facilities in Asia and around ten production units in Central and Eastern Europe.


Dove

1.


ColorPack

2.


Exclusive
Made in
Sweden

3.


NIVEA
SUN
PRISLISTE
NIVEA
SUN

4.

Packaging terminology

SCA's packaging is designed to protect the contents during transportation and storage, and to display products to consumers. SCA uses the following terms to describe the product categories.

1. Consumer packaging
Packaging that is sold together with its contents to the end consumer. SCA sells consumer packaging made from corrugated board, cartonboard and plastic.

2. Protective packaging
Protective packaging consists of material that protects the contents from vibration, knocks or changes in temperature. The materials used to protect the products range from plastics to corrugated board.

3. Transport packaging
Mainly used to protect goods when transporting them from production to customer. The most common material used is corrugated board.

4. Point-of-sale packaging
Point-of-sale packaging is used to expose and market the products in the store, but can also be used to protect them during transportation.

Packaging **The past year**

Key ratios

SEKm	2006	Group share %	2005
Net sales	33,353	33	32,359
of which internal	475		382
Operating cash surplus	3,647	26	3,509
Change in working capital	–353		403
Current capital expenditures, net	–2,261	40	–1,322
Other changes in operating cash flow	–709		–375
Operating cash flow	324	5	2,215
Operating profit	2,072	23	1,775
Operating margin, %	6		5
Capital employed	28,307	29	28,975
Return, %	7		6
Strategic investments			
– plants and equipment	–115	12	–422
– restructuring costs	1	–4	–11
– company acquisitions	–254	79	–174
Average no. of employees	24,640	48	25,090

Net sales and operating profit



SEKm
SEKm
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006
Net sales
Operating profit

Operating cash flow



SEKm
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

Earnings rose in 2006 as a result of an improved market situation combined with the positive effects of SCA's efficiency programme. Strong demand coupled with a better balance on the markets allowed the price of corrugated board and containerboard to be increased. SCA's Asian operations enjoyed a rise in sales of almost 20%.

Net sales increased by 3% to SEK 33,353m. Operating profit increased by 17% to SEK 2,072m.

Price increases for containerboard in Europe were carried out on several occasions and were followed by gradual increases in the price of corrugated board packaging. The year-end prices for containerboard and corrugated board packaging were higher than at the beginning of the year by 20–30% and 6% respectively.

The US packaging operation achieved improved sales and earnings due to higher prices and lower costs and despite negative currency effects. The expansion in China was intensified in 2006 with an important investment in Suzhou, where SCA established a new facility. Towards the end of the year SCA acquired the remaining 7.5% of SCA Packaging Asia and now owns 100% of the Asian operation.

Lower costs

The efficiency programme progressed according to plan. Production was discontinued at three containerboard mills with a combined capacity of 385,000 tonnes. Several corrugated board facilities in Europe were closed and production was shifted to fewer and more efficient plants. The efficiency programme will be concluded in the first half of 2007.

Becoming a full-service supplier

The long-term transition of the Packaging business area into a full-service supplier of customer and consumer-oriented packaging solutions was intensified during the year. Several important investments were made in a number of European facilities in order to expand the product offering. These include increasing the capacity in St. Petersburg and in southern Russia, investing in Poznan in Poland and improving the capacity in Caradec in France. SCA also acquired the remaining 75% of the UK company Cool Logistics which manufactures temperature-controlled packaging. A decision was taken in 2006 to open a new packaging factory in Romania. In 2006 the marketing and sales organization was reorganized in order to better communicate the value of the packaging solutions.

Increased production of liner with low grammage

SCA's production of low-grammage testliner increased in 2006 when the reconstructed testliner machine in Aschaffenburg, Germany, was made fully operational. This increased SCA's capacity in low-grammage containerboard. Another significant investment was a new recovery boiler at the kraftliner mill in Obbola, Sweden.

Divestment of operations in North America

In January 2007 the packaging business in North America was divested. This operation had net sales of USD 430m in 2006 and manufactured protective packaging for industrial goods, temperature-assurance goods and blister packaging. SCA has decided to direct future Packaging investments to Asia and Europe. The North American operations are considered to be of lesser value strategically. The selling price was USD 400m.

Packaging **Market**

The European corrugated board market is valued at approximately SEK 200bn and SCA is the second largest player with a market share of 13%.

The packaging market is traditionally divided into consumer packaging, 72%, and transport packaging, 22%. The distinction between these two segments is becoming increasingly fluid, mainly due to growing demand within the retail trade for complete packaging solutions. In Europe corrugated board is the material used for more than 60 % of transport packaging.

Approximately 40% of the corrugated board market in Europe is made up of customers in the food industry and around 30% of customers in the manufacturing industry.

The level of consolidation within the corrugated board market remains low and production by the five largest manufacturers amounts to just under 45% of the total market.

Containerboard

SCA is Europe's second largest producer of containerboard with production at seven mills. Five of these manufacture testliner and two produce kraftliner. SCA is approximately 85% self-sufficient in containerboard. The market for containerboard, like the corrugated board packaging market, is fragmented. The five largest producers account for around 40% of the total market in Europe.

Demand for corrugated board packaging in Europe by end-user



Other
6%
Other non-durables
8%
Beverages
9%
Food, fresh
14%
Consumer durables
15%
Industrial products
29%
Food, processed
19%

Food packaging accounts for almost 50% of the corrugated board packaging market in Europe.

Corrugated board, producers in Europe (capacity)



Mm²
Smurfit Kappa
SCA
Mondi
DS Smith
SAICA
International Paper
Stora Enso
Prowell
Otor
Rossmann
0
2,500
5,000
7,500
10,000

Containerboard, producers in Europe (capacity)



ktonnes
Smurfit Kappa
SCA
SAICA
Mondi
Hamburger Group
Adolf Jass
Palm Group
Emin Leydier Group
Ilim Pulp Enterprise
Europac Group
0
2,000
4,000
6,000



Forest Products

The products produced are publication papers, pulp and solid-wood products. This business area supplies the Group with raw material from SCA's own forests and is responsible for some of the Group's transport and logistics solutions.

Share of the Group



Net sales
17%
Operating profit
28%
Capital employed
27%
Average no. of employees
8%

Geographical presence



Most of the sales are in Europe, but the products are also sold in North America and Japan.


SPORT.
Hästarna lämnar hopplandslaget
ÅRETS STORA REA

Forest Products

Forests mean growth. SCA is growing thanks to more value-added products, greater efficiency and operational integration. Our leading position is based on sustainable development.

Sales by product segment


Other 7%
Pulp 7%
Timber 13%
Solid-wood products 22%
SC paper 18%
LWC paper 17%
Newsprint 16%

Half of the sales within Forest Products are publication papers. Other segments are pulp, timber, solid-wood products and logistics.

Sales by region


Asia 4%
North America 5%
Europe 91%

Most of the sales are in Europe. Solid-wood products and magazine paper are also exported to other parts of the world.

Deliveries

	2005	2006
Newsprint (tonnes)	552,000	567,000
SC paper (tonnes)	482,000	502,000
LWC paper (tonnes)	429,000	465,000
Solid-wood products (m^3)	1,539,000	1,731,000

Forest Products **Strategy**

SCA is one of Europe's most profitable producers of forest products. Strengths include efficient mills, integration with SCA's own forests and high value-added products.

Forest Products consists of newsprint, SC paper and LWC paper, pulp, timber, solid-wood products and logistics. There are strong links between the different segments in a value chain based on optimal utilization of SCA's own forest land.

In the coming year SCA will work with the following strategic priorities:

- A gradual shift towards increasingly developed products in high-quality segments within both publication papers and solid-wood products
- Market SCA's leading position in the environmental area
- Continue to make existing industrial facilities more efficient
- Further develop integration between the forest and the industrial operations

Focus on magazine paper

SCA's strategy is to gradually shift the balance towards high-quality magazine paper segments, such as SC and LWC paper. Magazine paper is used for magazines, catalogues and printed advertising, which are all areas with good growth. Product development is focused, among other things, on improving the paper's properties so that it can express and become an integral part of a magazine's profile and message. SCA has, for example, developed a successful SC paper grade with very good printability.

The same strategic focus applies to pulp production. Pulp grades based on the unique properties of Nordic fibres are being further developed to make them more competitive.

Value-added solid-wood products

In the solid-wood product segment a strategic shift is also under way towards increasingly processed and customized products. Two terms explain the strategy; "visible wood" and "developed wood."

Visible wood is products for interiors and decoration, such as panels, floors, window frames, doors and furniture. Customers are found in areas such as small-scale building sector and the interior fittings and furniture industries. Developed wood refers to products that are adapted according to customer wishes and requirements for the next stage in the processing chain. This includes products for the DIY market that are packaged and ready to place on the shelf at the retail outlet. One example is SCA's large-scale deliveries to the Home Depot, the biggest seller of wood products in the USA.

Strategic forest assets

Having control of the Group's own wood raw materials is an important aspect of the Group's long-term strategy. It provides a stable cash flow, a reliable supply source and facilitates quality and cost control. The forest assets are located in the north of Sweden where the Group has built up an effective supply system for its paper mills and sawmills. Environmentally certified forestry and control of the timber's origins make it possible to offer customers products with a high environmental profile. The forest assets amount to 2.6 million hectares, of which 2.0 million are used for wood production. The residual products from felling, such as branches and tops, are being used increasingly as biofuel.

Constant improvements

Productivity within the Forest Products business area has been improving for a number of years. The industrial facilities are large and competitive and there has been considerable investment in modern technology. Having its own raw material supply allows for flexibility and the ability to overcome and lessen the impact of external factors such as a decline in supply or major price fluctuations. It also provides a basis for consistent quality and high productivity. SCA's own energy production from biofuel and co-generation reduces dependence on external energy. Excellent industrial facilities and constant improvements helps the business area maintain good profitability despite the relatively small market shares for the end-products.

Forest Products **The past year**

Key ratios

SEKm	2006	Group share %	2005
Net sales	17,651	17	15,935
of which internal	2,004		1,846
Operating cash surplus	3,588	25	2,961
Change in working capital	–137		–5
Current capital expenditures	–875	15	–1,377
Other change in operating cash flow	–27		16
Operating cash flow	2,549	40	1,595
Operating profit	2,475	28	1,886
Operating margin, %	14		12
Capital employed	25,682	27	25,384
Return, %	10		7
Strategic investments			
– plant and equipment	–18	2	–43
– restructuring costs	0	0	0
– company acquisitions	–18	5	–5
Average number of employees	4,148	8	4,053

Net sales and operating profit


SEKm
SEKm
20,000
15,000
10,000
5,000
0
4,000
3,000
2,000
1,000
0
2002
2003
2004
2005
2006
Net sales
Operating profit

Operating cash flow


SEKm
3,000
2,500
2,000
1,500
1,000
500
0
2002
2003
2004
2005
2006

Demand for products from this business area improved gradually during the year, which provided the basis for price increases and higher margins. SCA reached record high production volumes in all product segments.

Net sales for the Publication papers segment increased by 12% to SEK 8,930m and for Pulp, Timber and Solid-wood products, net sales increased by 10% to SEK 8,721m. The operating profit within the Publication Papers segment increased by 24% to SEK 818million. The operating profit within the Pulp, Timber and Solid-wood products segment increased by 35% to SEK 1,657m.

Demand for publication papers increased on most markets thanks to good advertising activity. The trend was particularly strong in newsprint and SC paper. The market balance in SC paper improved despite the addition of new capacity. The LWC market also improved, albeit at a slower pace. The solid-wood products market improved radically during the year thanks to the construction boom in Europe. The pulp market was well balanced in 2006 due to strong global demand, which enabled prices to be increased.

The improved market situation and price increases resulted in better earnings and profitability for this business area, despite rising energy costs and negative currency effects towards the end of the year.

New recovery boiler

In 2006 a new recovery boiler was put into operation at the Östrand pulp mill in Sweden, involving a total investment of SEK 1.6bn. The launch of the new boiler was successful and resulted in an increase in energy production, making Östrand self-sufficient and also periodically a net seller of electricity.

Lodgepole pine

SCA began cultivating the fast-growing lodgepole pine (pinus contorta) in the 1970s to increase the felling potential of the forest assets. This type of pine grows 40% faster than Swedish pine. In 2006 SCA carried out a relatively large-scale felling of the first generation of lodgepole pine. The lodgepole pine has equalled or surpassed expectations, both in terms of growth and the quality of the timber. This successful investment demonstrates the benefits of SCA's long-term perspective in forestry.

New sawmill cooperation

In 2006 SCA acquired a minority share of Jämtlamell's sawmill in Stugun, Sweden. Production at the sawmill amounts to around 150,000 cubic metres and was coordinated with SCA's seven other sawmills in 2006.



The new turbine in the Östrand pulp mill generates 0.5 TWh electricity per year and will improve SCA's engery balance.




DEMAG
50t/10t
DEMATEK
Traglast der Brücke 50t

Forest Products **Market**
Publication papers

The European publication papers market amounts to SEK 125bn. Newsprint accounts for around 35% and other coated and uncoated publication papers makes up the remainder. The magazine paper market is growing by 3–4% per year, while the newsprint market is growing at a slower pace, 1–2% per year.

The European publication papers market is characterized by a high level of consolidation, and the five largest players have a market share of 80% or higher for most publication paper grades. SCA is the sixth largest publication papers manufacturer in Europe. Among manufacturers of LWC paper, SCA is seventh in size and fifth among manufacturers of SC paper and newsprint.

Publication papers, producers in Europe (capacity)



ktonnes
UPM
Stora Enso
Norske skog
Myllykoski
Holmen
SCA
Burgo-Marchi Group
M-real
Palm
Leipa
0
2,000
4,000
6,000
8,000

SCA is not one of the biggest players in the market, but is focusing on product quality and cost-efficient production.

Consolidation of the publication papers market in Europe 1986–2006



%
100
80
60
40
20
0
Newsprint
LWC paper
SC paper
1986
1996
2006

The graph shows the five biggest players' market share in Western Europe.

Publication paper definitions

LWC paper
Light Weight Coated paper
A coated paper with a high mechanical pulp content. Used for high quality magazines and advertising materials with demanding color-printing requirements.

SC paper
Supercalendered publication paper
A paper with a high-gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

Newsprint
A paper used for newspapers that is based on mechanical pulp from fresh wood fibre or recycled fibre.

Forest Products **Market**
Pulp, Timber and Solid-wood products

The world market for bleached softwood sulphate pulp amounts to around SEK 75bn. The largest customers are non-integrated manufacturers of fine paper, publication papers and tissue.

The European market for solid-wood products amounts to around SEK 140bn. The industry is dominated by numerous small and medium-sized sawmills and the five leading suppliers combined have only around 20% of the European market.

SCA's sawmill operations hold strong positions in growing market segments and SCA is the sixth largest manufacturer in Europe.

SCA is Europe's biggest private forest owner with a total of 2.6 million hectares of forest, of which 2.0 million hectares are used for wood production.

Raw materials **Integration reduces risk exposure**

SCA uses large amounts of raw materials and energy in the production. Thanks to the Group's size and structure, SCA benefits from economies of scale in raw material procurement. The integrated production structure based on considerable forest assets makes for a stable supply of raw materials. The Group has also made great progress with its environmental work and is proactive in driving development in this area.

SCA procures raw materials and supplies for approximately SEK 35bn annually. The raw materials for production consist mainly of pulp, recovered paper and timber. Another major cost item is energy consumption at the various mills and particularly electricity and natural gas. The total cost for energy amounted to some SEK 7bn in 2006.

Lack of competition increases energy prices

The energy policy landscape is changing rapidly at this time. Lack of competition on the oligopoly-like energy market has, over the past few years, caused considerable price increases in a number of markets where SCA operates. Meanwhile, there is great interest in alternative sources of energy. Europe today is largely dependent on imported energy in the form of oil and gas. Increasing domestic and renewable energy sources would make Europe more self-sufficient. This attitude has, among other things, led to an increasing demand for biofuel, the effect of which is an increase in the price of wood raw material. This is affecting SCA in a number of ways. The higher energy prices are having a big impact on profitability and the increase in the price of wood is causing the price of pulp to rise. In the year ahead the energy problem will be one of the biggest challenges for SCA and the industry in general.

The rising energy price situation is being handled in two main ways. On the one hand, steps are being taken to improve the efficiency of production to reduce energy consumption as much as possible, and on the other, SCA is increasingly generating its own electricity at its production facilities. There are two ways in which SCA benefits from generating its own energy: costs are reduced and it is easier for SCA to predict cost development.

One example of this strategy is the facility in Witzenhausen, Germany. There SCA in cooperation with an external partner is building a power plant that will burn production waste as well as domestic waste from the region. When the power plant is put into operation in 2009, it will not only supply the factory's entire energy requirement, but also produce a significant surplus that will be delivered to the local power grid.

The benefits of raw material integration

With rising wood prices, SCA's significant forest assets give the Group a considerable competitive advantage and also allow SCA to control availability and quality of wood to a greater extent than the competitors. In 2006 SCA harvested 4,6 million cubic metres of timber in its own forests, which is equivalent to 50% of the Group's total timber consumption. The fact that the vertical integration spans forestry and felling to pulp production and then through the production chain to the finished product, means that exposure to major fluctuation in the price and availability of raw materials is reduced. SCA is approximaterly 45% self-sufficient in pulp, but also benefits from the Group's size through cost-effective purchasing of such things as short-fibre pulp.

SCA has a recycled fibre operation and is one of the biggest players in the recycled fibre market with its own recovered paper collection, transportation and trading organization. Recycled fibre is also important raw material for the Group's paper mills. In 2006 a total of 1.6 million tonnes of recovered paper were collected and recycled in SCA's own European recycled paper organization. In total SCA uses 4.5 million tonnes of recovered paper in production.

SCA's energy initiatives and the fact that the products consist of recycled materials means that the company is well equipped to cope with developments in the energy market and new environmental challenges.



Main raw materials

Timber/chips

9.1 million cubic metres/year

50% from own forest, 50% purchased externally

Personal Care 0%	Tissue ~10%	Packaging ~20%	Forest Products ~70%

Market pulp

1.6 million tonnes

45% from own pulp mills, 55% purchased externally

Personal Care ~20%	Tissue ~70%	Packaging 0%	Forest Products ~10%

Recovered paper

4.5 million tonnes

35% from own collection, 65% purchased externally

Personal Care 0%	Tissue ~35%	Packaging ~50%	Forest Products ~15%

Energy and transport

Energy

27.6 TWh/year

25% from electricity, 45% from fossil fuels, 30% from biofuels

Transport

33 billion tonne kilometres

70% by ship, 30% other means of transport



Contents for financial reporting

Board of Directors' Report

Svenska Cellulosa Aktiebolaget SCA (publ)
Reg. No. 556012-6293, registered office in Stockholm

Group operations and structure

SCA is a global consumer goods and paper company that develops, produces and markets personal care products, tissue, packaging solutions, publication papers and solid-wood products. SCA offers products that make everyday life considerably easier. Based on consumer and customer needs, new and more value-added products are constantly being developed for consumers, institutions, industry and the retail trade. SCA seeks to increase the percentage of high value-added products, and the products consist almost exclusively of renewable and recyclable materials. Although Europe is SCA's main market, the Group also holds strong positions in certain product areas in North America, Latin America and Asia Pacific. Expansion is taking place through organic growth and selective acquisitions, primarily within Personal Care, Tissue and Packaging. SCA owns approximately 2.0 million hectares of productive forest land, which guarantees most of the Swedish raw material base and enables efficient raw material integration and good control of cost development. As a natural complement to the forest operations, SCA runs extensive sawmill operations.

SCA consists of four business areas – Personal Care, Tissue, Packaging and Forest Products. The business areas are organized into six business groups – SCA Personal Care, SCA Tissue Europe, SCA Packaging Europe, SCA Forest Products, SCA Americas and SCA Asia Pacific. The SCA Personal Care business group manufactures and sells products in Europe, North America and Africa. SCA Tissue Europe's operations involve the manufacture and sale of consumer and AFH tissue in Europe. The SCA Packaging Europe business group, which manufactures and sells packaging and packaging solutions, and the SCA Forest Products business group are located in Europe. The SCA Americas and SCA Asia Pacific business groups manufacture and sell packaging, personal care products and tissue.

In January 2007 SCA signed an agreement for the sale of the packaging operations in North America and accordingly, the SCA Americas business group will only consist of tissue and personal care operations in 2007.

Investments, acquisitions and divestments

Net current investments in property, plant and equipment, i.e. investments to remain competitive, amounted to SEK 5,672m (4,859) in 2006. This increase compared to the previous year is attributable, among other things, to expenditures in connection with the efficiency programme announced at the end of 2005. Strategic investments in property, plant and equipment, i.e. expansion investments, amounted to SEK 935m (2,086) and related mainly to the incontinence and tissue operations.

Payments in connection with acquisitions totalling SEK 323m (428), on a debt-free basis, were made. The acquisitions are described in Note 4.

After the end of 2006 the packaging operations in North America were sold for USD 400m. Sales revenue is equivalent to book value, and accordingly there is no capital gain. The divestment is in line with the Group's strategy to concentrate SCA's packaging operations to Europe and Asia where the potential is good for SCA to develop and expand this business. The investment has met the Group's required rate of return.

Result of operations

The Group's net sales rose by 5% to SEK 101,439m. 2006 was hence SCA's first year with net sales in excess of SEK 100bn.

In 2006 SCA's profit before tax, adjusted for costs relating to items affecting comparability in 2005, was 18% higher than the previous year. The profit improvement was a result of a better market situation, strong growth and the implementation of efficiency programmes. Within three of the four business areas there was a clear improvement in earnings as a result of extensive product launches, a positive price trend and the effects of the efficiency programmes. Raw material and energy costs increased significantly in 2006.

Earnings for Personal Care improved by 13% as a result of strong volume growth, mainly within the Incontinence Care segment, but also in Diapers and Feminine Care. Capacity utilization improved significantly within the Packaging business area. This was partly due to extensive closures. Prices recovered and continued price increases are expected in 2007. Earnings improved by 17% in 2006. There is also an increased focus towards segments with a higher value content. The Forest Products business area's profit improved by 31%. The sawmill operation had the best year ever, driven by a growing construction market and rising sawn timber prices. Increased productivity within Publication Papers also contributed to the improved earnings. The AFH Tissue segment developed well during the year, particularly the North American operation. The European Consumer Tissue operation continues to experience tough competition. Prices were increased but were far from sufficient to counter the considerable energy and raw material cost increases. Brand positions such as Edet, Zewa and Velvet developed well in 2006 and investments are being made to strengthen them even further.

The growth markets of Eastern Europe, China and Latin America all developed in a positive direction in 2006. In Eastern Europe SCA's Personal Care and Tissue areas grew by more than 10%. A new tissue production facility is planned in 2007 outside Moscow to meet the increased demand. Growth is also strong within Packaging in Eastern Europe where SCA's activities include the construction of a new corrugated board facility in Romania. In China the Packaging operation's sales increased by 20%. SCA is building new plants in Suzhou and Nanjing to cope with the increased demand. In Latin America SCA increased its market share within Personal Care and Tissue and earnings improved.

Sales and earnings

Net sales were 5% higher than in 2005, amounting to SEK 101,439m (96,385). Volume growth increased by 4%, bringing in SEK 3,400m. Higher prices had a positive impact in the amount of SEK 2,100m, while exchange rate fluctuation had a negative impact on net sales of SEK 350m. Profit before tax improved by 18% to SEK 6,833m (5,798), adjusted for the previous year's items affecting comparability. Higher prices and an adjusted product mix improved earnings by SEK 1,500m, while higher volumes contributed SEK 1,100m. The effects of the cost-cutting programme contributed SEK 1,265m. Increased energy and raw material costs had a negative impact on earnings in the amount of SEK 1,700m. Exchange rate fluctuation had only a marginal impact on earnings.

Earnings trend[1)]

SEKm	2006	2005	2006:4	2006:3	2006:2	2006:1
Net sales	101,439	96,385	25,650	25,095	25,294	25,400
Operating expenses	–86,774	–85,811	–21,832	–21,410	–21,653	–21,879
Operating surplus	**14,665**	**10,574**	**3,818**	**3,685**	**3,641**	**3,521**
Depreciation and write-down	–6,185	–8,671	–1,561	–1,516	–1,537	–1,571
Share of profits in associated companies	25	25	4	7	9	5
Operating profit	**8,505**	**1,928**	**2,261**	**2,176**	**2,113**	**1,955**
Financial items	–1,672	–1,495	–458	–423	–405	–386
Profit before tax	**6,833**	**433**	**1,803**	**1,753**	**1,708**	**1,569**
Tax	–1,366	21	–352	–227	–387	–400
Net profit for the period	**5,467**	**454**	**1,451**	**1,526**	**1,321**	**1,169**
Earnings per share, SEK	23.25	1.84	6.16	6.51	5.62	4.96
Of which operating profit by business area						
Personal Care	2,799	2,474	726	681	693	699
Tissue	1,490	1,577	358	431	401	300
Packaging	2,072	1,775	598	560	476	438
Forest products	2,475	1,886	676	591	631	577
– Publication papers	818	662	208	168	237	205
– Pulp, timber and solid-wood products	1,657	1,224	468	423	394	372
Other	–331	–5,784	–97	–87	–88	–59
Total	**8,505**	**1,928**	**2,261**	**2,176**	**2,113**	**1,955**

1) 2005 includes items affecting comparability, operating expenses SEK –3,013m, write-downs SEK –2,352m and tax effects SEK 1,384m. The third quarter tax expense was positively affected in the amount of SEK 185m by amended assessments in respect of tax reserves. The fourth quarter's tax expense was positively affected in the amount of SEK 80m by a tax reduction in the Netherlands and an altered country mix.

Personal Care

In 2006 SCA strengthened its market positions in Personal Care. Sales increased within the European retail segment, where diapers, feminine hygiene products and incontinence products demonstrated good growth. SCA's sales for retailers' own brands in Europe developed well and it was possible to raise the price of most products and in most markets, which more than compensated for raw material cost increases.

In Mexico, Central and South America, sales of feminine care products and diapers increased and profitability was strengthened. In Malaysia SCA experienced a sharp increase in sales of Drypers baby diapers, while sales of personal care products in the Australian and New Zealand markets were stable. Sales of incontinence products to the care sector continued to develop well, both in Europe and North America.

Net sales amounted to SEK 21,272m, an increase of 10% on 2005, of which volume growth accounted for 8 percentage points and price effects, mainly within the European operations, accounted for 2 percentage points.

Operating profit was 13% higher than in 2005 and amounted to SEK 2,799m. The increase was mainly the result of increased volume, 24 percentage points, and positive price effects, primarily within the Latin American operation, 5 percentage points. Higher raw material costs and significant expenses reduced the earnings improvements associated with new product launches.

Operating cash surplus amounted to SEK 3,778m (3,427) and operating cash flow to SEK 2,984m (2,455). An improved operating cash surplus and lower tied-up working capital were countered by a slightly higher level of current investments.

Tissue

Tough competition and higher costs for raw materials and energy continued to squeeze profitability in the European Consumer Tissue business organization. SCA implemented price increases in 2006 and consumer prices were also raised in the retail sector in several markets. Demand for Consumer Tissue was good. The growth was around 3% in Western Europe and 7% in Central and Eastern Europe. The latter led to plans by Europe's retail chains to open more stores in the region. SCA's growth was greater here than the market in general, and Zewa, SCA's brand in Russia, is the clear market leader. In autumn 2006 SCA decided to invest in 30,000 tonnes of new tissue capacity in Russia to meet the increased demand there. In Western Europe retailers' brands continued to increase their market share and the number of brands on shop shelves continued to fall. In the markets where SCA has its own brands the positions were strong. SCA increased its market initiatives in 2006 to strengthen the Group's own brands.

In South America the segment continued to develop well thanks to new product launches that were well received by consumers.

Within the European AFH tissue segment demand increased during the year due to a strong economy. SCA's sales to hotels, restaurants and catering businesses developed well. Other segments, such as industrial wiping products, improved due to expansion in the automobile industry in Eastern Europe.

The US AFH operation enjoyed both improved sales and earnings in 2006. Price increases compensated for higher raw material costs. In 2006 the Tork brand was launched globally, for example in Mexico and China. In the US and Australasia, a conversion of former brands to Tork is taking place.

Net sales were 2% higher than the previous year and amounted to SEK 31,336m. Positive price effects contributed 2 percentage points and increased volume, 1 percentage point, while negative exchange rate effects had a negative impact of 1 percentage point.

Operating profit amounted to SEK 1,490m and was 6% lower than the previous year. Higher prices and improved volumes, mainly in North America had a positive impact on results. Despite this improvement, earnings were down as a result of sharp increases in energy costs and higher raw material costs for the European consumer tissue operation.

Operating cash surplus amounted to SEK 3,528m (3,628) and operating cash flow to SEK 1,101 m (1,772). The deviation from 2005 was mainly attributable to higher cash out for current investments and restructuring measures relating to the ongoing efficiency programme.

Packaging

Demand increased in 2006 for corrugated board in Western Europe after several weak years. Volumes increased in line with the upturn in the industry. Germany, Sweden, Italy and Spain were all markets with good growth. In 2006 the trend of falling prices also turned around. At the end of the year, SCA had raised corrugated board prices in Europe by around 8%. Rising raw material, energy and shipping costs continued to keep profitability down, but the positive price trend will continue into 2007 and the price increases announced will continue to have an impact.

The market balance for testliner improved thanks to strong demand and significant capacity cutbacks. Capacity utilization on the market is estimated at 94% for 2006. Container board prices were 15% higher on average than in 2005. Demand for European kraftliner was very good and prices were raised three times during the year by a total of around EUR 100 per tonne. Testliner prices were also increased several times in 2006 and were at year-end around EUR 80 per tonne higher than by the end of 2005.

Sales to the industry segment fell slightly in 2006 for the North American packaging operation, while sales of temperature assurance packaging solutions increased. The Chinese packaging market continued to develop well. SCA increased sales by 20% and the customer mix was good, with a combination of Asian, American and European customers. A new factory in Suzhou, close to Shanghai, which was built during the year will become operational in the first quarter of 2007 and a new factory in Nanjing will be built in 2007.

Net sales were 3% higher than in 2005 and amounted to SEK 33,353m. Price increases contributed 2 percentage points and volume growth, 2 percentage points. Closure of units within the framework of the efficiency programme reduced sales by 2 percentage points.

Operating profit increased in 2006 by 17% and amounted to SEK 2,072m. Significantly higher prices, increased volumes and the effects of the efficiency programmes contributed to the improvement, while sharply increased energy and raw material costs had the opposite effect.

Operating cash surplus amounted to SEK 3,647m (3,509) and operating cash flow was SEK 324m (2,215). An improved operating cash surplus could not compensate for the effects of higher expenditure for restructuring measures, current capital expenditures and a higher level of tied-up working capital.

Forest Products

There was an upturn on the European advertising market and demand for magazine paper was relatively good in 2006 with a stronger demand for SC paper. Demand for newsprint was strong in Western Europe and rising sharply in Eastern Europe. Newsprint prices were raised at the beginning of the year.

SCA's sales increased in 2006 and profitability improved. All of SCA's paper mills had record high production levels, which helped increase profits.

The pulp market strengthened in 2006 and prices were increased incrementally. The price increases did not fully impact profits due to negative exchange rate effects as a result of the weakening of US dollar. Demand for solid-wood products in Europe increased during the year as a result of a strong construction market. The supply of high-quality timber was limited on the external market and prices rose during the year. SCA's sawmill operation, which is supplied from the company's own forests, improved its sales and profits.

Publication papers:

Net sales amounted to SEK 8,930m, an increase of 12% compared with 2005 as a result of newsprint price increases and higher volumes mainly for LWC paper.

Operating profit amounted to SEK 818m which was 24% higher than in 2005. Higher newsprint prices, increased volume and better capacity utilization compensated for increased energy costs.

Pulp, timber and solid-wood products:

Net sales were 10% higher than in 2005 and amounted to SEK 8,721m. Higher prices and volumes for the sawmill and forestry operations contributed to the increase.

Operating profit amounted to SEK 1,657m, which is 35% higher than in 2005 and is attributable to higher prices and a higher level of capacity utilization.

Operating cash surplus for Forest Products amounted to SEK 3,588m (3,509) and operating cash flow to SEK 2,549m (1.595). The improvement was mainly an effect of lower current capital expenditures.

Operating cash flow analysis

SEKm	2006	2005
Operating cash surplus	14,123	13,113
Change in working capital	–794	238
Current capital expenditures, net	–5,672	–4,859
Restructuring costs, etc.	–1,353	–1,021
Operating cash flow	**6,304**	**7,471**
Financial items	–1,672	–1,495
Tax payments	–1,770	–1,629
Other	–90	15
Cash flow from current operations	**2,772**	**4,362**
Company acquisitions	–323	–428
Expansion investments, fixed assets	–935	–2,086
Strategic restructuring costs	–24	–81
Divestments	48	1
Cash flow before dividend	**1,538**	**1,768**
Dividend	–2,625	–2,478
Cash flow after dividend	**–1,087**	**–710**
Sale of own shares	79	13
Net cash flow	**–1,008**	**–697**

The operating cash surplus amounted to SEK 14,123m, compared to SEK 13,113m the previous year. The Group's operating cash flow amounted to SEK 6,304m (7,471). Working capital increased during the year due to growth and the price increases that were implemented. Current net capital expenditures amounted to SEK 5,672m (4,859), which is equivalent to 6% of net sales. The increase was partly due to expenditure in connection with the efficiency programmes. Payments for the restructuring measures were made at a somewhat faster rate than planned and totalled SEK 1,329m in 2006 compared with SEK 972m the previous year.

Cash flow from current operations amounted to SEK 2,772m (4,362). Financial items were SEK 177m higher than the previous year and amounted to SEK 1,672m (1,495). The increase is due to higher interest rates. Tax payments were somewhat higher than the previous year and amounted to SEK 1,770m (1,629). This includes paid additional taxes in Germany in the amount of SEK 446m relating to a transaction from 2000 when SCA sold its 50-percent share in the fine paper company Modo Paper AB. The transaction was preceded by the merger of SCA's Swedish and German fine paper operations. The German tax authorities reviewed the valuation that was the basis for the transaction and, according to the tax authority's decision, SCA is to pay capital gains tax of EUR 48m including interest. Of this amount EUR 8m can be recovered in the years ahead. The tax cost incurred, EUR 40m, was covered by a tax reserve made earlier for the transaction in question.

The net cash flow was negative at SEK –1,008m (–697). Expansion investments amounted to SEK 1,234m (2,594). These are mainly cash outs for the Incontinence and Tissue operations. The dividend amounted to SEK 2,625m (2,478).

Financing and shareholders' equity

Net debt amounted to SEK 36,399m at the end of the year, which is SEK 3,427m lower than at the beginning of the year. A negative net cash flow of SEK 1,008m increased the net debt. Currency effects caused by a stronger Swedish krona, reduced the net debt by SEK 2,009m. Remeasurements in line with IAS 19 for pensions and IAS 39 for financial instruments, together had a positive effect of SEK 2,426m, most of which related to pensions.

The Group's shareholders' equity increased in 2006 by SEK 1,853m to SEK 58,963m. The net profit for the period and effects of remeasurements in line with IAS 19 for pensions and IAS 39 for financial instruments, increased the shareholders' equity by SEK 5,467m and SEK 1,430m respectively. Dividend and currency effects etc. reduced the shareholders' equity by SEK 2,625m and SEK 2,419m respectively.

Key ratios

Return on capital employed amounted to 9% (2) and return on shareholders' equity was 9% (1). The interest coverage ratio amounted to 5.1 (1.3). The debt/equity ratio was 0.62 (0.70), while the visible equity/assets ratio was 44% (42).

Efficiency enhancement programme

Additional savings in connection with ongoing efficiency programmes increased the profit by SEK 665m in 2006 compared with 2005, and the annual rate amounted to SEK 1,100m during the final quarter. With an annual rate of SEK 1,550m, the full effect of the savings should be reached in 2008. As part of the restructuring of the European Tissue operation, an agreement was signed to sell the plant in Roanne, France in December 2006.

Environmental impact

SCA conducts fourteen operations for which a permit is required and eight that are under obligation to submit reports. Operations for which permits are required or reporting is mandatory account for 17% (17) of the Group's net sales.

Six permits relate to the manufacture of pulp and paper. These operations impact the environment through emissions to air and water, solid waste and noise. Seven permits relate to the production of solid-wood products which affects the environment through noise and emissions to air and water. One permit relates to the manufacture of fuel pellets which affects the environment through emissions to air and water, as well as noise.

The operations required to submit reports are the production of corrugated board packaging (three plants), EPS packaging (two plants), display packaging (one plant), fluff products (one plant) and input goods for fluff products (one plant).

The production of corrugated board packaging, EPS packaging and display packaging impacts the external environment through emissions to air and water and through the solid waste generated.

Production of fluff products and input goods for fluff products impacts the external environment through the solid waste generated.

Research and development

Research and development costs amounted to SEK 562m (545), which is equivalent to 0.6% of the Group's net sales. Research and development is conducted at the Group level as well as locally by the various business groups. The Group level activities are carried out in the form of material and technology R&D, while the local units work with product development, often in direct cooperation with customers.

Parent Company

The Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forest land and other real property relating to the forest operations, and provides felling rights for standing forest to the subsidiary SCA Skog AB. The Parent Company is otherwise a holding company, the main undertakings of which are to own and manage shares in a number of business group companies and to perform Group-wide management and administrative functions. The Parent Company's operating income in 2006 amounted to SEK 97m (118) and profit before year-end appropriations and taxes was SEK 398m (340). The Parent Company has invested and divested SEK 0m

(0) during the year in shares and participations. Investments in property and plants amounted to SEK 133m (69) during the year. Cash and cash equivalents at year-end were SEK 0m (0).

Treasury shares

In 2001, SCA issued a total of 1,800,000 shares for cash. The shares were then acquired by SCA to be distributed to senior executives and key individuals included in the employee option programme described in Note 32.

Shares transferred during the year are shares that were redeemed by employees in accordance with the rules in SCA's employee option programme. Paid compensation for the transferred shares constitutes the payments received by SCA for the shares. Payments pertaining to the total holding on 1 January 2002 and 31 December 2006 respectively consist of amounts paid by SCA for the shareholdings on the respective date.

Holdings of treasury shares

	Number	Nominal amount	Percentage of share capital	Paid/ received compensation
Total holding 1 Jan. 2002	**1,800,000**	**18,000,000**	**0.78**	**18,090,000**
Transferred in 2002	24,457	244,570	0.01	6,750,757
Transferred in 2003	65,426	654,260	0.03	15,972,803
Transferred in 2004	56,165	561,650	0.02	15,135,024
Transferred in 2005	51,669	516,690	0.02	13,496,430
Transferred in 2006	349,145	3,491,450	0.15	104,680,700
Total holdings 31 Dec. 2006	**1,253,138**	**12,531,380**	**0.53**	**12,594,037**

Distribution of shares

In 2006, 810,466 Class A shares were converted into Class B shares. The proportion of Class A shares at year-end was 16.0%. Calculated according to IFRS recommendations, the effects of outstanding employee option programmes represent a maximum dilution of 0.06% which is taken into account when calculating earnings per share for the period.

Other

An account of corporate governance and the work of the Board are provided in the Corporate Governance section on page 94.

Information on financial risk management and the use of financial instruments for risk management is provided in Note 2.

Dividend

The Board of Directors has decided to propose to the Annual General Meeting a dividend of SEK 12.00 per share. This proposal represents an increase of 9% on last year and represents 52% of the 2006 earnings per share. The dividend is expected to total around SEK 2,805m (2,571). The Board believes that the proposed dividend will allow the Group to fulfil its obligations while making the necessary investments.

Share split

The Board of Directors proposes the implementation of a share split, whereby each share will be split into three shares of the same class. The Board expects the share split to take place in May 2007.

Events after the closing day

In January 2007 SCA signed an agreement on the sale of the North American packaging operation. The buyer is Metalmark Capital and the price is USD 400m. This represents the Group's book value for the operation and accordingly, there is no capital gain. The North American operation has annual net sales of around USD 430m. The transaction is expected to be concluded in the first quarter of 2007. The payment will be made in cash. The divested operation consists of protective packaging, consumer packaging and temperature assurance packaging solutions. It has a total of around 2,100 employees and accounts for 10% of SCA's total sales in the Packaging business area. The transaction's completion is subject to approval by the US authorities and to the usual terms and conditions being met.

From a financial perspective, the payment received for the sale and the cash flow during the holding period will be sufficient to meet the Group's return requirement for the total packaging investment in North America. This represents a weighted average cost of capital (WACC) of 7% after tax, including a return requirement on shareholders' equity of 9%. The earnings per share is affected in the short-term by SEK –0.20 on an annual basis, while the net debt is reduced by around SEK 2.8bn.

Due to the above transaction, the North American packaging operation's long-term assets and liabilities are booked as short-term items under fixed assets and liabilities held for sale.

Operating cash flow statement

Supplementary disclosures

Group	2006 SEKm	2006 EURm[1]	2005 SEKm	2005 EURm[1]	2004 SEKm	2004 EURm[1]
Operations						
Net sales	101,439	10,972	96,385	10,398	89,967	9,867
Operating expenses	-86,774	-9,386	-85,811	-9,257	-76,164	-8,353
Operating surplus	14,665	1,586	10,574	1,141	13,803	1,514
Adjustment for significant non-cash items	-542	-59	2,539	274	305	33
Operating cash surplus	14,123	1,527	13,113	1,415	14,108	1,547
Change in						
Operating receivables	-1,407	-152	1,023	110	942	103
Inventories	-801	-87	-499	-54	-320	-35
Operating liabilities	1,414	153	-286	-31	-1,268	-139
Change in working capital	-794	-86	238	25	-646	-71
Current capital expenditures, net	-5,672	-613	-4,859	-524	-4,270	-468
Restructuring costs, etc.	-1,353	-146	-1,021	-110	-355	-39
Operating cash flow	**6,304**	**682**	**7,471**	**806**	**8,837**	**969**
Financial items	-1,672	-181	-1,495	-161	-1,084	-119
Tax payments	-1,770	-191	-1,629	-176	-2,088	-229
Other	-90	-10	15	2	23	3
Cash flow from current operations	**2,772**	**300**	**4,362**	**471**	**5,688**	**624**
Strategic investments, restructuring costs and divestments						
Company acquisitions	-323	-35	-428	-46	-9,340	-1,024
Expansion investments, fixed assets	-935	-101	-2,086	-225	-2,398	-263
Strategic restructuring costs	-24	-3	-81	-9	-226	-25
Total strategic investments	**-1,282**	**-139**	**-2,595**	**-280**	**-11,964**	**-1,312**
Divestments	48	5	1	0	0	0
Cash flow from strategic investments, restructuring costs and divestments	**-1,234**	**-134**	**-2,594**	**-280**	**-11,964**	**-1,312**
Cash flow before dividend and new issue	**1,538**	**166**	**1,768**	**191**	**-6,276**	**-688**
Conversion of debentures, warrants	–	–	–	–	1	0
Sale of own shares	79	9	13	1	15	2
Dividend to shareholders	-2,625	-284	-2,478	-267	-2,471	-271
Net cash flow	**-1,008**	**-109**	**-697**	**-75**	**-8,731**	**-957**

Net debt

	2006 SEKm	2006 EURm[1]	2005 SEKm	2005 EURm[1]	2004 SEKm	2004 EURm[1]
Net debt, 1 January	-39,826	-4,308	-35,823	-3,986	-26,533	-2,922
Net cash flow	-1,008	-109	-697	-75	-8,731	-957
Remeasurements taken to equity	2,426	262	-66	-7	-265	-29
Currency effects, etc.	2,009	217	-3,240	-158	784	42
Net debt, 31 December	**-36,399**	**-3,938**	**-39,826**	**-4,226**	**-34,745**	**-3,866**

Adjustments in net debt on transition to IFRS

	2005 SEKm	2005 EURm[1]	2004 SEKm	2004 EURm[1]
Net debt at 1 January according to previous year's accounting principles	-34,745	-3,866	-22,306	-2,457
Adjustment of provisions to pensions on transition to IFRS	–	–	-4,136	-455
Other effects of transition to IFRS excluding IAS39	–	–	-91	-10
Effect of IAS 39 on transition to IFRS	-1,078	-120	–	–
Adjusted net debt, 1 January	**-35,823**	**-3,986**	**-26,533**	**-2,922**

1) Average exchange rate of 9.25 (9.27, 9.12) was applied in translation to EUR

Cash flow and financing

The operating cash surplus improved by around SEK 1bn. Compared to the previous year, when the working capital was reduced, growth and price increases have resulted in higher tied-up working capital. Current net investments increased during the year and represent 6% of net sales. The increase is partly due to investment decisions taken in connection with the efficiency programmes. Payments in connection with the ongoing programmes were made at a slightly faster pace than planned. The combined effect of this was a reduction in the operating cash flow for the Group in 2006.

Operating cash flow

The operating cash flow improved in 2006 for Personal Care and Forest Products, while Tissue and Packaging reported a fall in cash flow. Within Personal Care, a faster pace of product launches resulted in higher current capital expenditures. As a result of strong growth in volume of 8%, the operating cash surplus was more than able to compensate for increased investments. There was also an improvement in working capital over the year, partly as a result of the increased investments.

The operating cash surplus for Forest Products was higher than the previous year, partly as a result of the sawmill operation's strong growth, but also a sustained high cash flow from the forestry operations. The improvement is also a result of lower levels of current capital expenditures compared to the previous year, when considerable outlay for a new soda recovery boiler at the Östrand pulp mill affected the cash flow.

In Tissue the decline is related in part to a slightly lower operating cash surplus, but mainly to higher current capital expenditures.

Compared to the previous year, the effects of ongoing efficiency programmes are evident within Packaging, in the form of current investments and payments in connection with restructuring. This was partly compensated for by an improved operating cash surplus, which was the result of price increases implemented during the year as well as continued growth in Asia.

Cash flow from current operations

Despite a somewhat lower average level of net debt, financial items were higher than in 2005. The increase is attributable to higher interest rates. Tax payments were slightly higher compared to the previous year and included payment of additional taxes in Germany. Cash flow from current operations, i.e. cash flow after financial items and tax payments, was lower than the previous year.

Cash flow from strategic restructuring costs, investments and divestment

Expansion investment expenditure was lower than the previous year. This expenditure is mainly related to machinery for the incontinence and tissue operations and the acquisition of the tissue company Mapacasa. This also includes expenditure relating to the packaging company Cool Logistics and an increase in the number of shares in Selkasan.

The increased dividend for 2005 resulted in higher payments in 2006 than the previous year.

The net cash flow for the year amounted to SEK –1,008m (–697).

Net debt

The net debt was reduced in 2006 by SEK 3,427m. A positive cash flow from current operations of SEK 2,772m, a net outflow for strategic investments and divestments amounting to SEK 1,234m, an outflow relating to dividends to shareholders of SEK 2,625m and an inflow from the sale of SCA's own shares of SEK 79m, resulted in a negative cash flow of SEK 1,008m, which increased the net debt. Remeasurements according to IAS 19 Employee Benefits and IAS 39 Financial Instruments, had a combined positive effect of SEK 2,426m, most of which relates to pensions. Currency effects as a result of the strengthening of the Swedish krona reduced the net debt by SEK 2,009m.

Investments in plants


SEKm
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2002 2003 2004 2005 2006
Strategic capital expenditures
Current capital expenditures
Depreciation according to plan

Operating cash flow by business area


SEKm
4,000
3,000
2,000
1,000
0
2002 2003 2004 2005 2006
Personal Care
Tissue
Packaging
Forest Products

Cash flow


SEKm
10,000
5,000
0
-5,000
-10,000
-15,000
2002 2003 2004 2005 2006
Divestments
Cash flow from current operations
Strategic capital expenditure, plants
Company acquisitions
Strategic restructuring costs
Cash flow before dividend and new issue

Income statement

Group	Note	2006 SEKm	2006 EURm[1]	2005 SEKm	2005 EURm[1]	2004 SEKm	2004 EURm[1]
Net sales		101,439	10,972	96,385	10,398	89,967	9,867
Other income	6	2,305	249	1,902	205	1,364	149
Change in fair value of biological assets	13	304	33	286	31	252	28
Change in inventories of finished goods and work in progress		–590	–64	–417	–45	–688	–75
Work performed and capitalized		156	17	167	18	201	22
Raw materials and consumables		–35,405	–3,830	–34,748	–3,748	–33,370	–3,660
Personnel costs	7	–19,761	–2,137	–21,912	–2,364	–19,418	–2,130
Other operating expenses	9	–33,783	–3,654	–31,089	–3,354	–24,505	–2,687
Depreciation	8	–6,151	–665	–6,299	–680	–5,972	–655
Write-downs	8	–34	–4	–2,372	–256	–180	–20
Share of profits of associated companies	14	25	3	25	3	18	2
Operating profit		**8,505**	**920**	**1,928**	**208**	**7,669**	**841**
Financial income	10	179	19	156	17	453	50
Financial expense	10	–1,851	–200	–1,651	–178	–1,537	–169
Profit before tax		**6,833**	**739**	**433**	**47**	**6,585**	**722**
Tax	17	–1,366	–148	21	2	–1,393	–153
PROFIT FOR THE YEAR		**5,467**	**591**	**454**	**49**	**5,192**	**569**
Earnings attributable to:							
Equity holders of the parent company		5,437	588	430	46	5,164	566
Minority intrests		30	3	24	3	28	3

Earnings per share	2006	2005	2004
Earnings per share, SEK – Equity holders of the parent company			
– before dilution effects	23.27	1.84	22.13
– after dilution effects	23.25	1.84	22.12
Proposed dividend per share, SEK	12.00	11.00	10.50
Earnings attributable to equity holders of the parent company	**5,437**	**430**	**5,164**
Average number of shares before dilution, million	233.7	233.4	233.4
Warrants	0.1	0.1	0.1
Average number of shares after dilution	**233.8**	**233.5**	**233.5**

By business area SEKm	Net sales 2006	Net sales 2005	Net sales 2004	Earnings/Operating profit 2006	Earnings/Operating profit 2005	Earnings/Operating profit 2004
Personal Care	21,272	19,351	17,763	2,799	2,474	2,429
Tissue	31,336	30,701	27,596	1,490	1,577	2,026
Packaging	33,353	32,359	31,501	2,072	1,775	2,604
Forest Products	17,651	15,935	14,954	2,475	1,886	1,777
Publication papers	*8,930*	*7,998*	*7,609*	*818*	*662*	*470*
Pulp, timber and solid-wood products	*8,721*	*7,937*	*7,345*	*1,657*	*1,224*	*1,307*
Other	1,191	1,068	1,087	–331	–5,784	–1,167
Intra-Group deliveries	–3,364	–3,029	–2,934			
Total	**101,439**	**96,385**	**89,967**	**8,505**	**1,928**	**7,669**

Other includes, in 2005, items affecting comparability from efficiency programmes, etc. For a segment breakdown of items affecting comparability, see Note 5.

[1] Average exchange rate of 9.25 (9.27; 9.12) was applied in translation to EUR.

Net sales

SCA's sales exceeded SEK 100bn for the first time and net sales in 2006 increased by 5%. This growth was mainly volume driven. Of the net sales increase within Personal Care, volume growth amounted to 8%, mainly relating to an increase in sales in the European retail segment. In 2006 net sales increased for the Asian packaging operation by 16%, of which 14% was volume growth. Forest Products is the business area that contributed the most to the sales increase. The publication papers segment's volume improved, while the strong construction market resulted in higher prices for the sawmill operation. During the year, prices also improved steadily for Tissue, but most of the improvement was in Packaging.

Operating profit

The operating profit was higher than in 2005 and, adjusted for items affecting comparability, increased by 17%. This was the result of the improved market situation, good growth and the implementation of the efficiency programmes.

Profits have grown for three of the four business areas. This is related to extensive product launches, a positive price trend and the effects of the efficiency programmes. Raw material and energy costs increased significantly in 2006. Raw material costs were 9% higher than the previous year. Despite this, the raw material costs in proportion to net sales improved as a result of production improvements and an altered product mix. The effect of the increases in energy and transport costs is recognized in the income statement under operating costs. This includes marketing costs, which increased during the year as a result of extensive product launches. Adjusted for items affecting comparability, personnel costs were reduced, a net effect of the efficiency programme and annual salary increases. The closure of units explains the reduction in depreciation. Exchange rate fluctuation only had a marginal impact on the profit.

Profit before tax

Profit before tax improved by 18% adjusted for items affecting comparability in 2005. Higher prices and an altered product mix improved profits by SEK 1,500m, while higher volumes contributed SEK 1,100m. The effects of the efficiency programme contributed SEK 1,265m. Increased energy and raw material costs had a negative impact on profits of SEK 1,700m. Exchange rate fluctuation had only a marginal effect on profits. Financial costs increased due to higher interest rates, despite a lower average level of net debt.

Net profit for the year

The consolidated net profit, adjusted for items affecting comparability, was 23% higher than the previous year. Adjusted for items affecting comparability, the tax expense for the year was at the same level as the previous year. The tax expense for current earnings is based on the actual earnings distribution between countries. The average tax rate for current earnings amounted to 24%. Taking into account non-recurring items, such as reassessment of loss carry forwards, reduced tax rates and adjustments for prior periods, the tax rate for the Group was 20%.

Key ratios

Return on capital employed amounted to 9% (2; 9) and return on equity to 9% (1; 10). Adjusted for items affecting comparability, the return for 2005 was 8 and 8% respectively. Earnings per share after full tax and dilution effects amounted to SEK 23.25 (1.84; 22.12). Adjusted for items affecting comparability, the earnings per share for 2005 amounted to SEK 18.89. The interest coverage ratio was 5.1 (1.3). The debt/equity ratio was 0.62 (0.70) and the visible equity/assets ratio was 44% (42).

Consolidated statement of recognized income and expense

	2006			2005		
SEKm	**SCA's shareholders' equity**	**Minority-interests**	**Total Equity**	**SCA's shareholders' equity**	**Minority-interests**	**Total Equity**
Income and expenses recognized directly in equity:						
Actuarial gains and losses related to pensions, incl. payroll tax	2,351		2,351	–238		–238
Available-for-sale financial assets:						
– Gains from fair value measurement taken to equity	210		210	191		191
– Transferred to income statement at sale	–38		–38	–		–
Cash flow hedges:						
– Gains from remeasurement of derivatives taken to equity	58		58	64		64
– Transfer to income statement for the period	–99		–99	3		3
– Transfer to cost of hedged investments	5		5	–24		–24
Translation difference in foreign operations	–2,423	–38	–2,461	3,303	52	3,355
Result from hedging of net investments in foreign operations	–352		–352	567		567
Tax on items taken to/transferred from equity	–705		–705	38		38
Total transactions taken to equity	**–993**	**–38**	**–1,031**	**3,904**	**52**	**3,956**
Profit for the year recognized in the income statement	**5,437**	**30**	**5,467**	**430**	**24**	**454**
TOTAL INCOME AND EXPENSES RECOGNIZED FOR THE YEAR	**4,444**	**–8**	**4,436**	**4,334**	**76**	**4,410**

Balance sheet

Group	Note	2006-12-31 SEKm	2006-12-31 EURm[1]	2005-12-31 SEKm	2005-12-31 EURm[1]	2004-12-31 SEKm	2004-12-31 EURm[1]
ASSETS							
Fixed assets							
Goodwill	11	16,997	1,879	19,823	2,104	17,594	1,958
Other intangible assets	11	3,054	338	2,431	258	2,140	238
Buildings, land, machinery and equipment	12	56,588	6,256	60,127	6,381	57,223	6,367
Biological assets	13	18,082	1,999	17,716	1,880	17,383	1,934
Participations in associated companies	14	439	49	454	48	387	43
Shares and participations	15	79	9	119	13	309	35
Surplus in funded pension plans	25	1,419	157	470	50	418	46
Long-term financial assets	16	1,551	171	1,565	166	708	79
Deferred tax assets	17	718	78	992	105	605	67
Other long-term assets		143	16	178	19	77	8
Total Fixed assets		**99,070**	**10,952**	**103,875**	**11,024**	**96,844**	**10,775**
Current assets							
Inventories	18	10,847	1,199	10,550	1,120	9,319	1,037
Accounts receivable	19	15,289	1,690	15,028	1,595	11,725	1,305
Tax assets	17	563	62	525	56	564	63
Other current receivables	20	3,208	355	3,253	345	4,073	453
Current financial assets	21	409	45	237	25	128	14
Fixed assets held for sale	22	2,559	283	68	7	–	–
Cash and cash equivalents	21	1,599	177	1,684	179	3,498	389
Total current assets		**34,474**	**3,811**	**31,345**	**3,327**	**29,307**	**3,261**
TOTAL ASSETS		**133,544**	**14,763**	**135,220**	**14,351**	**126,151**	**14,036**
EQUITY AND LIABILITIES							
Equity	23						
Capital and reserves attributable to equity holders of the company							
Share capital		2,350	260	2,350	249	2,350	261
Other capital provided		6,830	755	6,830	725	6,830	760
Reserves		799	88	3,423	363	–856	–95
Retained earnings		48,320	5,342	43,740	4,643	46,026	5,122
		58,299	**6,445**	**56,343**	**5,980**	**54,350**	**6,048**
Minority interests		664	73	767	81	768	85
Total Equity		**58,963**	**6,518**	**57,110**	**6,061**	**55,118**	**6,133**
Non-current liabilities							
Long-term financial liabilities	24	16,852	1,863	18,638	1,978	19,155	2,131
Provisions for pensions	25	2,793	309	4,810	510	4,388	488
Deferred tax liabilities	17	10,931	1,208	10,524	1,117	11,382	1,266
Other long-term provisions	26	516	57	1,701	181	1,192	133
Other long-term liabilities	27	157	17	208	22	90	10
Total non-current liabilities		**31,249**	**3,454**	**35,881**	**3,808**	**36,207**	**4,028**
Current liabilities							
Current financial liabilities	24	21,537	2,381	20,190	2,143	15,776	1,755
Accounts payable		12,332	1,363	11,567	1,228	10,150	1,130
Tax liabilities	17	800	88	531	56	891	99
Current provisions	26	1,153	128	2,081	221	644	72
Other current liabilities	28	7,455	824	7,860	834	7,365	819
Liabilities held for sale	22	55	7	–	–	–	–
Total current liabilities		**43,332**	**4,791**	**42,229**	**4,482**	**34,826**	**3,875**
TOTAL EQUITY AND LIABILITIES		**133,544**	**14,763**	**135,220**	**14,351**	**126,151**	**14,036**

Contingent liabilities and Pledged assets – see Notes 30 and 31.

	2006-12-31 SEKm	2005-12-31 SEKm	2004-12-31 SEKm
Capital employed	95,362	96,936	89,863
Net debt	36,399	39,826	34,745

[1] The closing exchange rate of 9.05 (9.42; 8.99) is applied in translation to EUR.

Assets and capital employed

The Group's total assets were 1% lower than the previous year and amounted to SEK 133,544m. Net investments in fixed assets amounted to SEK 6,607m and mainly related to maintenance. Depreciation amounted to SEK 6,151m. Exchange rate fluctuation during the year lowered the value of total assets, and translation differences relating to intangible and tangible fixed assets lowered the value by SEK 4,308m. In January 2007 SCA signed an agreement on sale of the North American packaging operation and accordingly, the fixed assets have been reclassified as current assets under the heading "Fixed assets held for sale." Reclassifications totalled SEK 2,559m, of which the above mentioned transaction accounted for SEK 2,428m. The value of fixed assets was reduced by a total of SEK 4,805m compared to the previous year.

The value in Swedish kronor of the Group's foreign net assets as of the balance sheet date amounted to SEK 36,482m (28,007; 15,143).

Capital employed was 2% lower than the previous year and amounted to a total of SEK 95,362m (96,936; 89,863). The breakdown of capital employed by currency is shown in the table below.

Financing

SCA's interest bearing gross debt as of the balance sheet date amounted to SEK 38,389m (38,828; 34,931). The weighted average maturity on the same date was 3.7 years. The reduction in the gross debt is mainly related to the effects of exchange rate fluctuation.

The net debt amounted to SEK 36,399m (39,826; 34,745). The decrease compared to the previous year is mainly related to positive remeasurement effects in line with IAS 19, Employee Benefits, and IAS 39, Financial Instruments, amounting to SEK 2,426m and positive currency effects amounting to SEK 2,009m. The negative 2006 net cash flow increased the net debt by SEK 1,008m.

Shareholders' equity

The shareholders' equity increased during the year by SEK 1,853m and as of the balance sheet date, amounted to SEK 58,963m (57,110; 55,118). The net profit for the year amounted to SEK 5,467m. Remeasurement according to IAS 19 and IAS 39, including Result from hedging of net investment in foreign operations, increased the shareholders' equity by SEK 1,430m after tax. Translation effects etc. and dividends negatively affected shareholders' equity by SEK 2,419m and SEK 2,625m respectively. Translation effects in equity relate to foreign subsidiaries which, according to SCA's policy, were not fully hedged during the year.

Key ratios

The debt/equity ratio was 0.62 (0.70; 0.63) and the visible equity/assets ratio was 44% (42; 44).

Debt/equity ratio and debt payment capacity


multiple
%
0.8
0.7
0.6
0.5
0.4
60
50
40
30
20
2002
2003
2004
2005
2006
Debt/equity ratio, multiple
Debt payment capacity, %

Return on capital employed and shareholders' equity


%
15
12
9
6
3
0
2002
2003
2004
2005
2006
Return on capital employed
Return on shareholders' equity

Capital employed by currency

SEKm	2006	%	2005	%	2004	%
EUR	32,029	33	31,502	32	27,833	31
SEK	24,929	26	24,040	25	25,904	29
GBP	10,722	11	11,587	12	10,143	11
USD	10,475	11	11,985	12	10,615	12
MXN	3,469	4	3,940	4	3,080	3
AUD	2,500	3	2,868	3	2,554	3
DKK	2,024	2	2,004	2	2,374	3
NZD	1,577	2	1,767	2	1,505	2
COP	1,017	1	1,089	1	734	1
MYR	865	1	906	1	715	1
CNY	804	1	698	1	587	1
SKK	746	1	692	1	432	0
CAD	612	1	668	1	378	0
PLN	597	1	304	0	246	0
RUB	540	0	406	0	300	0
Other	2,456	2	2,480	3	2,463	3
Total	**95,362**	**100**	**96,936**	**100**	**89,863**	**100**

Cash flow statement

Group	2006 SEKm	2006 EURm*	2005 SEKm	2005 EURm*	2004 SEKm	2004 EURm*
Operating activities						
Profit before tax	6,833	739	433	47	6,585	722
Adjustment for non-cash items [1]	4,188	453	10,064	1,086	5,896	647
	11,021	**1,192**	**10,497**	**1,133**	**12,481**	**1,369**
Tax payments	–1,770	–191	–1,629	–176	–2,088	–229
Cash flow from operating activities before changes in working capital	**9,251**	**1,001**	**8,868**	**957**	**10,393**	**1,140**
Cash flow from changes in working capital						
Change in inventories	–801	–87	–499	–54	–320	–35
Change in operating receivables	–1,407	–152	1,023	110	942	103
Change in operating liabilities	1,414	153	–286	–31	–1,268	–139
Cash flow from operating activities	**8,457**	**915**	**9,106**	**982**	**9,747**	**1,069**
Investment activities						
Acquisition of subsidiaries [2]	–323	–35	–391	–42	–7,305	–801
Sold units [3]	48	5	1	0	–	–
Acquisition of tangible and intangible fixed assets [4]	–7,081	–766	–7,482	–807	–7,096	–778
Sale of tangible fixed assets	503	55	560	60	513	56
Payment of loans to external parties	–1,146	–124	–154	–16	–112	–12
Cash flow from investing activities	**–7,999**	**–865**	**–7,466**	**–805**	**–14,000**	**–1,535**
Financing activities						
Sale of own shares	79	9	13	1	15	2
Loans raised	2,084	225	–	–	8,311	911
Amortization of debt	–	–	–1,149	–124	–	–
Dividend paid**	–2,625	–284	–2,478	–267	–2,471	–271
Cash flow from financing activities	**–462**	**–50**	**–3,614**	**–390**	**5,855**	**642**
CASH FLOW FOR THE YEAR	**–4**	**0**	**–1,974**	**–213**	**1,602**	**176**
Cash and cash equivalents at the beginning of the year	1,684	181	3,498	377	1,929	212
Exchange differences in cash and cash equivalents	–81	–8	160	17	–33	1
Cash and cash equivalents at end of the year [5]	**1,599**	**173**	**1,684**	**181**	**3,498**	**389**

* Average exchange rate of 9.25 (9.27;9.12) was applied in translation to EUR
** Including dividends to minorities

1) **Adjustment for non-cash items, SEKm**

	2006	2005	2004
Depreciation and write down of fixed assets	6,185	8,673	6,152
Fair value measurement of forest assets	–304	–286	–252
Unpaid relating to efficiency programme	–	1,928	304
Paid restructuring costs, previously expensed	–1,353	–	–
Other	–340	–251	–308
Total	**4,188**	**10,064**	**5,896**

2) **Acquired operations, SEKm**

	2006	2005	2004
Fixed assets	271	344	8,625
Operating assets	98	116	4,294
Cash and cash equivalents	85	8	125
Provisions	–9	–23	–380
Net debt excl. cash and cash equivalents	–	–37	–2,035
Operating liabilities	–29	–65	–3,156
Minority interests	43	56	–20
Total net assets incl. goodwill*	**459**	**399**	**7,453**
Unpaid amount for 2006 acquisitions	–75		
Settled debt pertaining to previous year's acquisitions	24		
Value in Group as associated companies	–	–	–23
Paid purchase price	**408**	**399**	**7,430**
Cash and cash equivalents in acquired companies	–85	–8	–125
Effect on Group's cash and cash equivalents	**323**	**391**	**7,305**

*Total net assets incl. goodwill related to purchase price for the year's acquisitions

3) **Sold operations, SEKm**

	2006	2005	2004
Fixed assets	19	0	0
Operating assets	18	0	0
Liabilities	–12	0	0
Gain (+)/loss (–) on sale	23	1	0
Purchase price received	**48**	**1**	**0**
Cash and cash equivalents in sold companies	0	0	0
Effect on Group's cash and cash equivalents	**48**	**1**	**0**

4) **Investments in tangible and intangible fixed assets**

Investments in tangible and intangible fixed assets and biological assets during the year totalled SEK 7,110m (7,505; 7,181), of which 29 (23; 85) was financed through finance leases.

5) **Cash and cash equivalents, SEKm**

	2006	2005	2004
Cash and bank balances	1,280	1,592	2,735
Short-term investments, maturity <3 months	319	92	763
Total	**1,599**	**1,684**	**3,498**

The Group's total liquidity reserve at year-end amounted to SEK 10,163m (10,497; 9,175)

Interest paid, SEKm	2006	2005	2004
Interest paid	–1,747	–1,937	–1,162
Interest received	73	311	118
Total	**–1,674**	**–1,626**	**–1,044**

Cash flow from operating activities

The cash flow from operating activities before changes in working capital was SEK 383m higher than in 2005, despite an increase in tax payments of SEK 141m. Tied-up working capital increased in 2006, which led to a negative effect on cash flow of SEK 794m, compared to the positive effect of SEK 238m the previous year. The cash flow from operating activities was thus SEK 649m lower than the previous year and amounted to SEK 8,457m (9,106; 9,747).

The correlation between Cash flow from operating activities and Cash flow from current operations according to the Operating cash flow statement is presented below.

	2006	2005	2004
Cash flow from operating activities	8,457	9,106	9,747
Less			
– Strategic restructuring costs	24	81	226
Add			
– Current capital expenditures	–5,672	–4,859	–4,270
– Accrued interest	–37	34	–15
Cash flow from current operations as shown in the Operating cash flow statement	**2,772**	**4,362**	**5,688**

Cash flow from investing activities

Cash flow from investing activities amounted to SEK –7,999m (–7,466; –14,000). Acquisition costs for subsidiaries excluding net debt and liquid funds in the acquired companies amounted to SEK –323m (–391; –7,305). The largest acquisitions were Mapacasa (tissue converting operation) in the Canary Islands and outstanding shares in Cool Logistics (protective packaging) in the UK. Investments in tangible and intangible fixed assets amounted to SEK –7,081m (–7,482; –7,096). Of this, SEK 935m related to strategic investments, i.e. expansion investments and investments for conversion to new technology.

The correlation between Cash flow from investing activities and Cash flow from strategic investments, restructuring costs and divestments according to the operating cash flow statement is presented below:

	2006	2005	2004
Cash flow from investing activities	–7,999	–7,466	–14,000
Less			
– Current capital expenditures	5,672	4,859	4,270
– Repayment of loans to external parties	1,146	154	112
Add			
– Strategic restructuring costs	–24	–81	–226
– Net debt in acquired companies	–	–37	–2,035
– Investments financed via leasing	–29	–23	–85
Cash flow from strategic investments, restructuring costs and divestments according to the Operating cash flow statement	**–1,234**	**–2,594**	**–11,964**

Cash flow from financing activities

Cash flow from financing activities amounted to SEK –462m (–3,614; 5,855). During the year, new loans were raised in the net amount of SEK 2,084, while in the previous year SEK 1,149m of the net debt was amortized.

The payment in respect of the dividend to shareholders increased to SEK 11.00 per share and the dividend to minority interests was also increased compared with the previous year. In total the amount paid in dividends was SEK 2,625m (2,478; 2,471).

Cash flow for the year

Cash flow for the year therefore amounted to SEK –4 (1,974; 1,602).

The correlation between Cash flow the year and Net cash flow as shown in the Operating cash flow statement is presented below:

	2005	2005	2004
Cash flow for the year	–4	–1,974	1,602
Less			
– Repayment of loans to external parties	1,146	154	112
– Amortization of debt	–	1,149	–
– Loans raised	–2,084	–	–8,311
Add			
– Net debt in acquired companies	–	–37	–2,035
– Accrued interest	–37	34	–15
– Investments through finance leases	–29	–23	–85
– Conversion of loan to equity	–	–	1
Net cash flow according to Operating cash flow statement	**–1,008**	**–697**	**–8,731**

Parent Company's financial reports

Income statement

SEKm	Note	2006	2005
Operating income		**97**	**118**
Operating expenses			
Other external costs	33	–160	–182
Personnel costs	34	–170	–294
Depreciation of tangible and intangible assets	35	–46	–49
Other operating expenses, net		–61	–80
Total operating expenses		**–437**	**–605**
Operating profit		**–340**	**–487**
Financial items	36		
Income from participations in Group companies		1,669	1,565
Income from participations in other companies		10	12
Interest income and similar profit/loss items		226	170
Interest expenses and similar profit/loss items		–1,167	–920
Total financial items		**738**	**827**
Profit after financial items		**398**	**340**
Appropriations	37	–4	–2
Taxes	38	389	363
PROFIT FOR THE YEAR		**783**	**701**

Cash flow statement

SEKm	2006	2005
Operating activities		
Profit after financial items	398	340
Adjustment for non-cash items [1]	152	–35
	550	305
Tax payments	23	–246
Cash flow from operating activities before changes in working capital	**573**	**59**
Cash flow from changes in working capital		
Change in operating receivables [2]	903	950
Change in operating liabilities [2]	–349	–803
Cash flow from operating activities	**1,127**	**206**
Investing activities		
Acquisition of subsidiaries [3]	–2,783	–8,106
Acquisition of tangible and intangible fixed assets	–131	–69
Sale of financial assets	10	11
Sale of tangible assets	63	49
Repayment of loans from external parties	–	167
Cash flow from investing activities	**–2,841**	**–7,948**
Financing activities		
Sale of own shares, etc.	97	15
Loans raised	4,188	10,176
Dividend paid	–2,571	–2,451
Cash flow from financing activities	**1,714**	**7,740**
CASH FLOW FOR THE YEAR	**0**	**–2**
Cash and cash equivalents at the beginning of the year	0	2
Cash and cash equivalents at the end of the year [4]	0	0

[1] **Adjustment for non-cash items**		
Depreciation of fixed assets	46	49
Change in accrued items	286	–144
Unpaid relating to efficiency programme	–	51
Payments relating to efficiency programme, previously recognised as liabilities	–33	–
Other	–147	9
Total	**152**	**–35**

[2] The dealings of the parent company with the Swedish subsidiaries relating to tax are reported as change in operating receivables and operating liabilities respectively.
[3] Acquisitions made from other SCA company.
[4] The company's current account is a subsidiary account and is reported in the balance sheet as receivables from subsidiaries.

Supplementary disclosures

Interest and dividends paid and received	2006	2005
Dividends received	1,669	1,565
Interest paid	–952	–819
Interest received	183	168
Total	**900**	**914**

Balance sheet

SEKm	Note	2006-12-31	2005-12-31
ASSETS			
Fixed assets			
Intangible fixed assets	39		
Capitalized expenditure for development costs		11	17
		11	17
Tangible fixed assets	40		
Buildings and land		6,128	6,043
Machinery and equipment		1	1
		6,129	6,044
Financial assets			
Shares and participations	41	56,682	53,899
Interest-bearing receivables		132	39
Interest-bearing receivables from subsidiaries		5,532	5,763
		62,346	59,701
Total fixed assets		**68,486**	**65,762**
Current assets			
Receivables from subsidiaries	42	1,287	1,558
Tax assets	38	8	7
Other current receivables	43	179	115
Cash and bank balances		0	0
Total current assets		**1,474**	**1,680**
TOTAL ASSETS		**69,960**	**67,442**

SEKm	Note	2006-12-31	2005-12-31
EQUITY AND LIABILITIES			
Shareholders' equity	44		
Share capital		2,350	2,350
Statutory reserve		7,283	7,283
Revaluation reserve		1,363	1,363
Total restricted equity		**10,996**	**10,996**
Profit brought forward		11,147	13,204
Profit for the year		783	701
Total unrestricted equity		**11,930**	**13,905**
Total shareholders' equity		**22,926**	**24,901**
Untaxed reserves	37	124	121
Provisions			
Provisions for taxes	38	1,242	1,227
Provisions for pensions	45	321	306
Other provisions	46	12	24
Total provisions		**1,575**	**1,557**
Long-term liabilities			
Long-term interest-bearing liabilities	47	–	44
Other long-term liabilities		0	0
Total long-term liabilities		**0**	**44**
Current liabilities			
Liabilities to subsidiaries	42	45,231	40,696
Current interest-bearing liabilities	47	–	6
Accounts payable		34	23
Other current liabilities	48	70	94
Total current liabilities		**45,335**	**40,819**
TOTAL EQUITY AND LIABILITIES		**69,960**	**67,442**
Contingent liabilities	49	37,045	35,864
Pledged assets	50	631	536

Change in shareholders' equity (NOTE 44)

SEKm	Share capital	Premium reserve	Statutory reserve	Revaluation reserve	Profit brought forward and net profit for year	Total equity
Shareholders' equity 31 Dec. 2004	**2,350**	**6,830**	**451**	**1,363**	**15,247**	**26,241**
Transfer of premium reserve to statutory reserve		–6,830	6,830			
Group contributions					547	547
Tax effect of Group contributions					–153	–153
Total changes not recognized in the income statement	0	–6,830	6,830	0	394	394
Profit for the year					701	701
Dividend, SEK 10.50 per share					–2,451	–2,451
Sale of own shares					14	14
Prescription			2			2
Shareholders' equity 31 Dec. 2005	**2,350**	**0**	**7,283**	**1,363**	**13,905**	**24,901**
Group contributions					–406	–406
Tax effect of Group contributions					114	114
Total changes not recognized in the income statement	0	0	0	0	–292	–292
Profit for the year					783	783
Dividend, SEK 11.00 per share					–2,571	–2,571
Sale of own shares					105	105
Shareholders' equity 31 Dec. 2006	**2,350**	**0**	**7,283**	**1,363**	**11,930**	**22,926**

Notes

NOTE 1 Accounting principles

The most important accounting principles applied in the preparation of this annual report are set out below. The same principles are usually applied in both the Parent Company and the Group. In some cases, the Parent Company applies principles other than those used by the Group and, in such cases, these principles are provided under a separate heading.

Basis for preparation

Since 2004 the SCA Group's financial statements have been prepared in accordance with the Annual Accounts Act and International Financial Reporting Standards (IFRS)/International Accounting Standards (IAS), (hereinafter referred to as IFRS, unless referring to a specific standard) as adopted within the EU. The consolidated financial statements also contain additional information in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 30, Supplementary Accounting Rules for Groups; IAS 32 Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations applied from 2005 and prospectively. The Parent Company's financial statements are prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 32:05, Reporting by Legal Entities, and the Annual Accounts Act. The Parent Company prospectively applies RR 32:06 with respect to item 70 , so as not to apply the amendment in IAS 39 with respect to recognition and measurement of financial guarantees issued to subsidiaries.

SCA applies the historical cost method for valuation of assets and liabilities except for biological assets (standing forest), financial assets available for sale and financial assets and liabilities, including derivative instruments, measured at fair value via the income statement. In the Parent Company, biological assets or their financial assets and liabilities are not measured at fair value.

Introduction of new and revised IFRS

The following amendments and new standards (IFRS) and interpretations (IFRIC) have been decided by IASB and adopted by EU:

IFRS 7 Financial Instruments: Disclosures (effective date 1 January 2007). SCA will apply this standard from 1 January 2007.

IAS 1 Presentation of Financial Statements – Amendment capital disclosure (effective date 1 January 2007). According to this amendment disclosures will be required that make it possible to assess objectives, policy and methods for capital management. This amendment will apply from 2007.

IAS 19 Employee Benefits – Amendment relating to recognition of actuarial gains and losses (effective date 1 January 2006, earlier application encouraged). According to this amendment it is permitted to recognise actuarial gains and losses directly in equity. SCA has been applying this amendment from 1 January 2004.

IAS 21 The Effects of Changes in Foreign Exchange Rates – Amendment regarding hedging of net investments in foreign operations (effective date 1 January 2006). The amendment extends the range of companies and currencies that can be included in such a hedging transaction. SCA's hedging transactions were not restricted by previous rules. SCA has been applying this amendment since 2006 where it is deemed appropriate.

IAS 39, Financial Instruments: Recognition and Measurement – Amendments relating to cash flow hedges of intra-group transactions, relating to the fair value option as well as financial guarantees (all with effective date 1 January 2005). This amendment, which makes it possible to apply hedge accounting for hedging of intra-group transactions, has been applied from 2006. Amendments relating to the fair value option and financial guarantees have not had any effect on the Group.

IFRIC 4 Determining Whether an Arrangement Contains a Lease (effective date 1 January 2006). According to IFRIC 4 determining whether an arrangement is, or contains, a lease is based on the content of the arrangement. An assessment must be made of the extent to which a) fulfilment of the arrangement depends on the use of a specific asset/assets, and b) the arrangement conveys a right to control the use of the asset. IFRIC 4 has been taken into account in new contracts during the year but has not involved any reclassification of existing contracts to leases.

IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective date 1 March 2006). The Group does not currently have operations in any countries where transition to reporting for hyperinflationary economies is required.

IFRIC 8 Scope of IFRS 2 (effective date 1 May 2006). According to IFRIC 8 the rules in IFRS 2 cover goods and services received in exchange for an equity instrument even if such goods and services, wholly or partly, cannot be specifically identified. This interpretation does not apply to the Group since this type of transaction does not occur.

IFRIC 9 Reassessment of Embedded Derivatives (effective date 1 June 2006). An embedded derivative must be separated from the host contract when the contract is entered into. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise arise, in which case reassessment is required. At this time, the Group has not identified any embedded derivatives and this interpretation is thus not applicable.

IFRIC 10 Interim Financial Reporting and Impairment (effective date 1 November 2006). Reversal of impairment losses recognized during the year on goodwill, investments in equity instruments or financial assets is not permitted. SCA is applying this interpretation from 2007.

The following new standards and interpretations have been established by IASB but are either not effective or not yet adopted by the EU:

IFRS 8 Operating Segments (effective date 1 January 2009) replaces IAS 14. An operating segment is a component of an entity: a) that through business activities generates revenues and costs (including revenues and costs from transactions with other components in the same entity); b) whose operating performance is regularly assessed by the chief operating decision maker for the unit to determine the allocation of resources; and c) for which financial information is available. The Group will start applying IFRS 8 from 2009.

IFRIC 11 IFRS 2 Group and Treasury Share Transactions (effective date 1 March 2007). Share-based payments according to programmes started before 7 November 2002, according to IFRS 1, do not need to be reported according to IFRS 2. The Group has chosen to apply this exception and therefore SCA has determined that the interpretation in IFRS 11 will not be applied.

IFRIC 12 Service Concession Arrangements (effective date 1 January 2008). This interpretation provides guidance in the reporting of service arrangements between public and private sector parties. The interpretation is not applicable to SCA since no such transactions occur.

Use of assessments

The preparation of financial statements in conformity with generally accepted accounting principles requires assessments and assumptions to be made that affect reported asset and liability items and income and expense items respectively, as well as other information disclosed. The actual results may differ from these assessments. Areas where assumptions and assessments are significant for the Group are presented in Note 3.

Consolidated accounts

The consolidated accounts include the accounts of the Parent Company and all group companies in accordance with the definitions below. Group companies are consolidated from the date the Group has control or influence over the company according to the definitions provided under the respective category of group company below. Divested group companies are included in the consolidated accounts until the date the Group ceases to control or exercise influence over the companies. In order to ensure consistent reporting within the Group, group companies align their reporting to comply with the Group's accounting principles. Intra-Group transactions, such as revenues, expenses, receivables and liabilities, as well as unrealized earnings and Group contributions have been eliminated.

Parent Company:

The Parent Company reports all holdings in group companies at cost after deduction for accumulate write-downs.

Subsidiaries

All companies in which the Group holds or controls more than 50% of the votes or where the Group alone, through agreement or in another manner, exercises a decisive influence, are consolidated subsidiaries. In this connection, the existence and effect of potential votes that can be exercised at the closing date are taken into account. The consolidated accounts are prepared according to the purchase method. Historical cost consists of the fair value of the assets provided as remuneration to the seller, liabilities assumed at the transfer date and expenses directly attributable to the acquisition. Equity in acquired subsidiaries is determined on the basis of measurement of the fair value of assets, liabilities and contingent liabilities on the acquisition date (acquisition analysis). The valuation is performed without taking the extent of any minority interests into account. If measurement at fair value of these assets and liabilities provides values other than the book values of the acquired company, these fair values constitute the Group's cost. If the historical cost of shares in subsidiaries on the acquisition date exceeds the estimated value of the Group's share of net assets in the acquired company, the difference is recognized as consolidated goodwill. If the historical cost is less than the finally determined value of net assets, the difference is recognized directly in the income statement.

Joint venture companies

Joint- venture companies are defined as companies in which SCA together with other parties through an agreement has shared control over operations. Joint-venture companies are reported according to the proportional consolidation method. Valuation of acquired assets and liabilities is done in the same way as for subsidiaries. Application of the proportional consolidation method means that the Group's percentage share of all income statement items, balance sheet items and cash flow is included in corresponding reports for the SCA Group. Income statement items and other changes recognized directly in equity by the joint-venture companies are also recognized directly in equity in the Group.

Associated companies

Associated companies are companies in which the Group exercises a significant influence without the partly-owned company being a subsidiary or joint venture company. Normally, this means that the Group owns between 20 and 50% of the votes. Accounting for associated companies is done according to the equity method and they are initially measured at historical cost. Valuation of acquired assets and liabilities is performed in the same manner as for subsidiaries and the carrying amount for associated companies includes any goodwill and other Group adjustments. The Group's share of the profit after tax reported in the associated company's income statement and which arose in the associated company after the acquisition, is reported on one line in the consolidated income statement. Income statement items and other changes recognized directly in the associated company's equity, are also recognized in the Group directly in equity. Share in profits is calculated on the basis of SCA's share of equity in the respective associated company. Shares in associated companies are reported as a separate item in the consolidated balance sheet.

The carrying amount of the shareholding changes to reflect SCA's shares in the respective associated company's profit, reported both in the income statement and directly in equity, reduced by dividends received and depreciation and write-downs of consolidated surplus values including goodwill. Undistributed earnings in associated companies are part of the Group's retained earnings. If the Group's share of any accumulated losses exceeds the cost of the shares in the company, the book value is reduced to zero and recognition of future losses ceases, provided the Group is not bound by guarantees or other commitments in relation to the associated company. Unrealized internal gains are eliminated against the share of gains accruing to the Group.

Minority interests

Minority share in a subsidiary's net assets is reported as a separate item in the Group's equity. In the consolidated income statement, minority share is included in net profit. Transactions with minority interests are handled in the same way as transactions with external parties. Sale of participations to minority interests result in a gain or loss that is recognized in the consolidated income statement. Acquisition of minority shares can result in goodwill if the cost exceeds the carrying amount of the acquired net assets.

Translation of foreign currency

Functional currency and presentation currency

The companies in the Group prepare their financial reports in the currency used in the primary economic environment in which they operate. This is known as the functional currency. These reports provide the basis for the consolidated accounts. The consolidated accounts are prepared in Swedish kronor (SEK) which is the Parent Company's functional currency and therefore the presentation currency of both the Parent Company and the Group.

Translation of foreign group companies

Balance sheets and income statements for all group companies whose functional currency is not the presentation currency are translated into the Group's presentation currency using the following procedures:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;
- income and expenses for each income statement presented are translated at the average exchange rate for the respective year;
- all exchange differences that arise are reported as a separate component directly in consolidated equity.

Exchange differences arising on the financial instruments held to hedge these net assets are also taken directly to consolidated equity. When a foreign operation is disposed of, both of these exchange differences are reported in the income statement as part of the gain or loss on disposal. SCA has chosen to apply the exemption in IFRS 1, First-time Adoption of IFRS, which allows these translation differences to be disclosed in equity from the date of transition to IFRS, i.e. from 1 January 2004. Goodwill and fair value adjustments that arise on acquisition of a foreign operation are treated as assets and liabilities of the operation and translated according to the same principles as the foreign operation. The financial reports of a subsidiary in a hyperinflationary country are adjusted for inflation using the price index for the country in question before these reports are included in the consolidated accounts.

Transactions and balance sheet items in foreign currency

Transactions in a foreign currency are translated to a functional currency using the exchange rate at the date of the transactions. Monetary receivables and liabilities in foreign currency are remeasured at closing day rates at each balance sheet date. Exchange gains or losses that arise from such remeasurement and on payment of the transaction are recognized in the income statement, except for, in accordance with IAS 39, approved hedging transactions relating to cash flows or net investment where the gain or loss is recognized in equity. Gains and losses on operating receivables and liabilities are reported net and reported within operating profit. Gains and losses on borrowing and financial investments are reported as other financial items. Change in fair value of monetary securities issued in foreign currency and classified as financial assets available for sale is analyzed and the change attributable to changed exchange rates is reported in the income statement, while other unrealized change is reported in equity.

Translation differences for non-monetary financial assets and liabilities valued at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences for non-monetary financial assets, classified as assets available for sale are taken directly to equity. Non-monetary assets and liabilities recognized at historical cost are translated at the exchange rate prevailing on the transaction date.

Segment reporting

A business segment is a part of an operation that provides products and that is subject to risks and opportunities that are different from those of other business segments. Geographical segments provide products within a particular economic environment that is subject to risks and opportunities that are different from those of components operating in other economic environments. Business segments are classified as primary segments and geographical segments as secondary segments.

Intangible assets

Goodwill

Goodwill is the amount by which the cost of an acquisition exceeds the fair value of the net assets acquired by the Group in conjunction with a company acquisition or net assets purchase. Goodwill that arises at acquisition of associated companies is included in the carrying amount of the associated company. Goodwill is not amortized, but instead tested annually for impairment. Goodwill is recognized at cost reduced by accumulated write-downs. Write-downs on goodwill are not reversed. Net gains or losses from the sale of group companies include the remaining carrying amount of the goodwill attributable to the sold unit. Impairment tests are performed for cash-generating units and goodwill is therefore allocated to the cash-generating units that are expected to benefit from the acquisition from which the goodwill arose.

Trademarks

Trademarks are reported at cost after any accumulated depreciation and accumulated write-downs. Trademarks that are found to have an indefinite useful life are not amortized, but instead tested annually for impairment in the same manner as goodwill. The useful life is considered to be indefinite since the trademarks are well established and the Group intends to retain and develop them. Cash-generating units identified for these trademarks comprise the geographical market where the trademark exists. Trademarks with a limited useful life are amortized on a straight-line basis during their anticipated useful life, which varies between 3 – 7 years.

Research and development

Research expenditure is recognized as an expense as incurred. In cases where it is difficult to separate the research phase from the development phase in a project, the entire project is treated as research and expensed immediately. Identifiable expenditure for development of new products and processes is capitalized to the extent it is expected to provide future economic benefits. In other cases, development costs are expensed as incurred. Capitalized expenditure is depreciated in a straight line from the date when the asset can start to be used or produced commercially and during the estimated useful life of the asset. The depreciation period is 5 – 10 years.

Emission allowances and costs for carbon dioxide emissions

Emission allowances received from the government relating to carbon dioxide emissions are recorded as an intangible asset. Allowances are received free of charge and valued and reported at market value as of the day to which the allocation pertains. Neither remeasurement nor amortization is carried out. The allowances are used as payment in the settlement with the Government regarding liabilities for emissions. The cost and liability continuously reported for emissions is based on the value at which the emission allowances received were initially recorded. This continues to apply for as long as the emission allowances received are believed to cover the Group's requirement of allowances needed to settle the liability to the Government. If the emission allowances received do not cover emissions made, SCA makes a provision to reserves for the deficit valued at the market value on the balance sheet date.

Other intangible assets

Intangible assets also include patents, licenses and other rights. At acquisition of such assets, the cost of the acquisition is recognized as an asset which is amortized on a straight-line basis over the anticipated useful life which varies between 3 and 20 years.

Tangible fixed assets

Tangible fixed assets are stated at cost after deduction for accumulated depreciation and any accumulated write-downs. Cost includes expenditure that can be directly attributed to the acquisition of the asset as well as transfer from equity of the gains and losses from approved cash flow hedges relating to purchases in foreign currency of tangible assets. The cost of properties and production facilities included in major projects includes, unlike costs for other investments, expenditure for running-in and start-up. Expenditure for interest during the construction and assembly period are included in cost for major investment projects (> SEK 500m and > 6-month construction period).

All expenditure for new investments in progress is capitalized.

Additional expenditure increases the carrying amount of the asset or is reported as a separate component only when it is probable that future economic benefits associated with the asset will accrue to the Group and the cost of the asset can be measured in a reliable manner. All other forms of repair and maintenance are reported as expenses in the income statement in the period in which they are incurred.

Land is regarded as having an infinite useful life and is therefore not depreciated. Depreciation of other tangible assets is done on a straight-line basis down to the estimated residual value of the asset and during the anticipated useful life of the assets. Useful lives are assessed as:

	Number of Years
Pulp and paper mills, sawmills	10–25
Converting machines, other machinery	7–18
Tools	3–10
Vehicles	4–5
Buildings	15–50
Energy plants	15–30
Computers	3–5
Office equipment	5–10
Harbours, railways	20–30
Land improvements, forest roads	10–20

The residual values and useful lives of assets are tested on a continuous basis and adjusted where required.

Parent Company

The Parent Company's tangible assets include standing forest, which in the Group is classified as a biological asset. No systematic depreciation or changes in value in conjunction with felling is effected in the Parent Company. Collective revaluation of forest assets has occurred. The revaluation amount was placed in a revaluation reserve in equity.

Write-downs

Assets that have an indeterminable useful life are not depreciated but are annually tested for impairment. The value of depreciated assets is tested for impairment whenever there are indications that the carrying amount is possibly not recoverable.

In cases where the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to the recoverable amount. The recoverable amount is the higher of fair value reduced by selling expenses and value in use. Fair value is the most probable price from a sale in a normally functioning market. Value in use is the sum of present value of the estimated future cash flows that are expected to be received through use of the asset and the estimated residual value at the end of its useful life. When testing for impairment, the assets are grouped in cash-generating units and assessments are made on the basis of these units' future cash flows.

A write-down recognized earlier is reversed if the reasons for the earlier write-down no longer exist. However, a reversal is not higher than the book value would have been if a write-down had not been reported in previous years. Goodwill write-downs are never reversed.

Biological assets

The Group's standing forest is defined and reported as a biological asset. Forest land and forest roads are classified as land and land improvements. The biological assets are valued and reported at fair value after deduction for estimated selling costs. The fair value of the Group's standing forest is calculated as the present value of anticipated future cash flow from the assets before tax. The calculation is based on existing, sustainable forest surveys and assessments regarding growth, timber prices, felling costs and silviculture costs, including costs for statutory replanting. Environmental restrictions and other limitations are taken into account and the calculation is performed for a production cycle which SCA estimates at an average of 100 years. The discount factor is based on a normal forest company's weighted cost of capital (WACC) before tax.

Parent Company:

The Parent Company reports standing forest as a tangible asset.

Leasing

Leases for fixed assets where the Group substantially carries all the risks and rewards incidental to ownership of an asset are classified as finance leases. The leased asset is recognized as a fixed asset and a corresponding financial liability is reported among interest-bearing liabilities. The initial value of these two items comprises the lower of the fair value of the assets or the present value of the minimum lease payments. Future lease payments are divided between amortization of the liability and financial expenses so that every accounting period is charged with an interest amount corresponding to a fixed interest rate on the recognized liability in each period. The leased asset is depreciated according to the same principles that apply to other assets of the same type. If it is uncertain whether the asset will be taken over at the end of the leasing period, the asset is depreciated over the lease term if this is shorter than the useful life that applies to other assets of the same type.

Leases for assets where the risks and rewards incidental to ownership essentially remain with the lessor are classified as operating leases. The lease payments are recognized as an expense on a straight-line basis over the lease term.

Parent Company:

The Parent Company reports all leases as operating leases.

Financial instruments

Financial instruments reported in the balance sheet include cash and cash equivalents, securities, other financial receivables, accounts receivable, accounts payable, loans and derivatives.

Recognition and derecognition

Purchases and sales of financial instruments are recorded in the accounts on the trade date, with the exception of the categories: loan receivables, financial assets available for sale and other financial liabilities, all of which are recorded on the settlement date. Financial instruments are initially reported at cost which corresponds to the fair value of the instrument including transaction costs. Recognition then takes place on the basis of the categories specified below. The purpose of the financial transaction determines whether gains or losses are classified as an operating or financial item. Financial assets are derecognized from the balance sheet when the risk and the right to receive cash flows from the instrument have ceased or been transferred to another counterparty. Financial liabilities are derecognized from the balance sheet when SCA has met its commitments or they have been otherwise extinguished.

Measurement

The fair value of financial instruments is calculated on the basis of prevailing market listings on the closing day. For financial assets and listed securities, the actual purchase prices on the closing day are used. In the absence of market listings, SCA determines fair values with the aid of normal valuation models, such as discounting of future cash flows at listed market rates of interest for the respective terms. These estimated cash flows are established based on available market information. Impairment of financial assets takes place when there is objective proof of impairment, such as cessation of an active market or where it is probable that the debtor cannot meet his commitments. For disclosures in a note relating to long-term loans, current market interest rates and an estimate of SCA's risk premium are taken into account in fair value calculations. The fair value of short-term loans and investments is considered to correspond to the book value as a change in market interest rates has a negligible effect on market value.

Cash and cash equivalents

Cash and cash equivalents are defined as cash and bank balances as well as short-term investments with a maturity not exceeding three months from the acquisition date. Restricted deposits are not included in cash and cash equivalents.

Classification

SCA reports financial instruments with a remaining maturity of less than 12 months as current assets and liabilities and those with a maturity that exceeds 12 months as long-term assets and liabilities. Classification of financial instruments is determined on the original acquisition date, and the purpose of the transaction determines the choice of category. SCA classifies its financial instruments in the categories below.

Financial assets at fair value through profit or loss

This category has two subcategories: financial assets held for trading and those that SCA designated in this category on the first accounting date. A financial asset is classified in this category when the intention is to sell in the short term. Derivatives with a positive market value are classified in this category if they are not used for hedge accounting. Assets in this category are recognized continuously at fair value and changes in value are recognized in profit or loss. Only financial derivatives were classified in this category during the year.

Held-to-maturity investments

Held to maturity investments are defined as financial assets that are not derivatives and that have fixed or determinable payments and that SCA intends and is able to hold to maturity. Assets in this category are measured at amortized cost applying the effective interest method, which means they are accrued so that a constant return is obtained. No financial instrument was classified in this category during the year.

Loans and receivables

Loans and receivables are financial assets, which are not derivatives, with fixed or determinable payments, that are not quoted in an active market. Receivables arise when SCA provides money, goods or services directly to a customer without any intention of conducting trading in the receivables. Assets in this category are measured at amortized cost less an eventual provision for impairment. Receivables are reported in the amount at which they are expected to be paid, based on an individual assessment of bad debts. Any write-down of accounts receivable will affect SCA's operating profit.

Available-for-sale financial assets

This category includes financial assets that are not derivatives and that are designated in this category at initial recognition or that have not been classified in any other category. Assets in this category are measured continuously at fair value and changes in value are recognized in equity, except with regard to the change to exchange rate fluctuation reported in the income statement. When the asset is sold, the cumulative gain or loss that was recognized in equity is recognized in profit or loss.

Financial liabilities at fair value through profit or loss

This category includes derivatives with negative fair values that are not used for hedge accounting and financial liabilities held for trading. Liabilities in this category are continuously measured at fair value and changes in value are recognized in profit or loss. Only derivatives were classified in this category during the year.

Other financial liabilities

This category includes financial liabilities that are not held for trading. These are recognized initially at fair value, net after transaction costs, and subsequently at amortized cost according to the effective interest method.

Accounting for derivatives used for hedging purposes

All derivatives are initially and continuously recognized at fair value in the balance sheet. Profit and loss on remeasurement of derivatives used for hedging purposes is recognized as described below. In hedge accounting, the relationship between the hedge instrument and the hedged item is documented, as is the assessment of the effectiveness of the hedge, both when the transaction is initially executed and on an ongoing basis. Hedge effectiveness is the extent to which changes in a hedged item's fair value or cash flow attributable to a hedged risk are matched by changes in the fair value or cash flow of the hedging instrument.

Cash flow hedges

Profit and loss on remeasurement of derivatives intended for cash flow hedging are recognized in equity and recycled to the income statement at the rate at which the hedged cash flow affects profit or loss. Any ineffective part of the changes in value is recognized directly in profit or loss. If a hedge relationship is interrupted and cash flow is still expected, the result is recognized in equity until the cash flow affects profit or loss. If the hedge pertains to a balance sheet item, the profit or loss is transferred from equity to the asset or liability to which the hedge relates when the value of the asset or liability is determined for the first time. In cases where the forecast cash flow that forms the basis of the hedging transaction is no longer assessed as probable, the cumulative profit or loss that is recognized in equity is transferred directly to the income statement.

Hedges of net investments in foreign operations

Profit and loss on remeasurement of derivatives intended to hedge SCA's net investments in foreign operations are recognized in equity. The cumulative profit or loss in equity is recycled to the income statement in the event of divestment of the foreign operation.

Fair value hedges

The gain or loss from remeasurement of a derivative relating to fair value hedges is recognized in the income statement with changes in fair value of the asset or liability exposed to the hedged risk. For SCA this means that long-term loans that are subject to hedge accounting are discounted without a credit spread to market interest rates and meet inherent interest-rate derivatives' discounted cash flows at the same rate. Since the entire change in value from the derivative is recognised directly in profit or loss, any ineffectiveness is recognised in the income statement.

Economic hedges

Where SCA conducts hedges and the transactions do not meet documentation requirements according to IAS 39, changes in fair value of the hedging instrument are recognized directly in profit or loss.

Parent Company:

The Parent Company reports financial assets at cost and write-downs are affected if a lasting impairment is noted.

Inventories

Inventories are recognized at the lower of cost and net realizable price on the balance sheet date. Cost is calculated using the first-in, first-out (FIFO) or weighted average cost formula. The cost of goods produced and segregated for specific projects is assigned by using specific identification of their individual costs. The cost of finished goods and work in progress includes raw materials, direct labour, other direct expenses and production-related overheads, based on a normal production level. Interest expenses are not included in measurement of inventories.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost for completion and sale of the item.

The holding of felling rights for standing forest is valued at contract prices, which on average do not exceed the lower of net realizable value and cost.

Fixed assets and liabilities held for sale

Fixed assets (and disposal groups) are classified as fixed assets held for sale if their value, within one year, will be recovered through a sale and not through continued utilization in operations. Long-term liabilities are reclassified as described above to Liabilities held for sale. On the reclassification date the assets are measured at fair value in order to identify any impairment loss. Reclassified assets are recognized at the lower of the book value and fair value minus selling costs. Following reclassification, no depreciation is carried out on these assets.

The Group applies IFRS 5, Non-current Assets Held for Sale, prospectively with effect from 2005 according to the transitional rules in IFRS 1 and IFRS 5. Fixed assets held for sale have previously neither been classified, recognized, nor measured in any manner other than for similar fixed assets.

Parent Company:

The Parent Company does not apply the rules in IFRS 5. Fixed assets held for sale are not reclassified and depreciation does not cease. Instead, if such assets exist, the information is disclosed.

Shareholders' equity

Transaction costs directly relating to the issue of new shares or options are reported, net after tax, in equity as a reduction in the issue proceeds.

Expenditure for the purchase of SCA's own shares reduces retained earnings in equity in the Parent Company and the portion of consolidated equity that pertains to Parent Company shareholders. When these are sold, the sales proceeds are included in retained earnings in the equity pertaining to Parent Company shareholders.

Securitization

Securitization of accounts receivable has occurred during 2004. Sold receivables reduced accounts receivable. The difference between sold, outstanding accounts receivable and what is received from the financier for them is reported as other operating receivables.

Taxes

The Group's income taxes include taxes on the Group companies' reported profits during the accounting period and adjustments relating to tax for prior periods as well as changes in deferred taxes for the period.

Deferred tax is calculated and reported on all temporary differences in accordance with the so called balance sheet method. According to this method, deferred tax is calculated on the difference between the tax value and the carrying amount of assets and liabilities. Temporary differences primarily arise through depreciation of tangible assets, valuation of standing forest at fair value, provisions for pensions and other obligations as well as loss carry forwards. In connection with company acquisitions, temporary differences arise on the difference between the consolidated value of assets and liabilities and their value for tax purposes. Temporary differences that arise the first time an asset or liability is recognized, and which are not attributable to a company acquisition and do not affect either accounting profit or taxable profit, do not give rise to any deferred tax liability or deferred tax asset.

Deferred taxes are measured at their nominal amount and based on the tax rates adopted on the balance sheet date. Deferred tax assets relating to loss carry forwards are recognized to the extent it is probable that deductions can be made against future profit.

For items recognized in the income statement, related tax effects are also recognized in the income statement. For items recognized in equity, related tax effects are recognized in equity.

Deferred tax liabilities relating to temporary differences attributable to investments in subsidiaries and participations in joint venture companies are not reported in SCA's consolidated accounts since SCA AB, in all cases, can control the time of reversal of the temporary differences and it is not considered probable that such reversal will occur in the near future.

Parent Company:

Due to the links between accounting and taxation (in Sweden), the deferred tax liability on untaxed reserves in the Parent Company is recognized in the year-end accounts as part of untaxed reserves.

Employee benefits

Pensions

There are several defined contribution and defined benefit pension plans within the Group. Most of these have plan assets in separate foundations or similar institutions. The pension plans are financed mainly through payments from each Group company and the employees to insurance companies or foundations. Independent actuaries calculate the size of the obligations of each plan and revalue the obligations of the pension plans each year.

A defined contribution pension plan is a plan where fixed contributions are paid to a separate legal entity. There is no obligation to pay additional contributions if the fund has insufficient assets to pay the benefits to which the employees are entitled and which are earned during current and previous periods. A defined benefit pension plan is a plan where the amount of the pension benefit to be received by an employee after retirement is established. This amount is determined on the basis of factors such as salary, age and period of service.

The liability recognized in the balance sheet for defined benefit pension plans is the present value of the obligation on the balance sheet date minus the fair value of the plan assets. Funded plans with net assets, i.e. plans with assets exceeding obligations, are recognized as a financial fixed asset. The defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit Method in a manner that distributes the cost during the anticipated period of service of the employee. The obligation is valued at the present value of anticipated future cash flows using a discount rate that corresponds to the interest on first-class corporate bonds or, where these do not exist, government bonds issued in the currency in which the benefits will be paid and with a remaining maturity that is comparable to the actual pension liability.

Actuarial gains and losses that arise as a result of changed actuarial assumptions and a return on plan assets that is other than expected, are recognized directly in equity in the period in which they arise.

The total cost relating to defined benefit plans is divided between personnel costs and financial expenses. Financial expenses are calculated from the net value of each plan at the beginning of the year and the discount factor decided for each country. The Group's payments relating to defined contribution plans are recognized as an expense during the period the employees carry out the service to which the payment relates. Prepaid contributions are only recognized as an asset to the extent the Group is entitled to a repayment or reduction of future payments.

Past service costs are recognized directly in the income statement unless changes in the pension plan are subject to employees remaining in service for a specific, stated period. In such cases, the cost is allocated on a straight-line basis over this period. A special payroll tax (corresponding to contributions) is calculated on the difference between the pension cost determined according to IAS 19 and the pension cost determined according to the rules applied in the legal entity. Payroll tax is recognized as an expense in the income statement except with regard to actuarial gains and losses where the payroll tax, like the actuarial gains and losses, is recognized directly in equity.

Parent Company:

The Parent Company applies the regulations in "Tryggandelagen" (Swedish act safeguarding pension obligations). Accounting complies with FAR SRS's (The institute for the accountancy profession in Sweden) accounting recommendation No. 4, Accounting for pension liabilities and pension costs. The main difference compared with IAS 19 is that Swedish practice disregards future increases in salaries and pensions when calculating the present value of the pension obligation. This present value includes, however, a special reserve for future payments of pension supplements indexed for inflation.

Both defined contribution and defined benefit plans exist in the Parent Company.

Other benefits after retirement

Some Group companies provide post-retirement health care benefits. The obligation and anticipated costs for these benefits are calculated and reported in a similar manner to that applying to defined benefit pension plans.

Severance pay

Severance pay is paid when the Group issues notice to an employee prior to the retirement date or when an employee voluntarily accepts retirement in exchange for such compensation. Severance pay is recognized as an expense when the Group demonstrably is obliged to issue notices to employees as a result of a detailed, formal plan or to pay compensation in the event of voluntary resignation.

Employee stock option program

The Group has two outstanding employee stock option programmes. In the case of both programmes, allocation of options was made prior to 7 November 2002. In accordance with the exemption rules in IFRS 1, the Group has chosen not to apply the rules in IFRS 2, Share-based Payment, with regard to personnel expenses and equity effects when accounting for these programmes.

The cost of the employee stock options programmes, i.e. social security costs, are taken to the income statement continously as personnel expenses. The costs for social security contributions in conjunction with exercising options are hedged against a rise in the price of SCA shares.

Provisions

Provisions are recognized when the Group has, or can be considered to have, an obligation as the result of events that have occurred and it is probable that payments will be required to fulfil the obligation. In addition, it must be possible to make a reliable estimate of the amount to be paid.

Provisions for restructuring measures are made when a detailed, formal plan for the measures exists and well-founded expectations have been created among those who will be affected by the measures.

Assessed costs for discounting an operation and restoration of an area are capitalized as part of the initial cost of each asset and depreciated. The capitalized amount comprises the discounted present value of the anticipated future expenditure for the restoration. The undertaking linked to the restoration is recognized as a provision and change in value over time is recognized, on an ongoing basis, as an interest expense in the income statement.

Provisions are made for environmental activities related to past operations, and which do not contribute to present or future income, when it is probable that payment liability will arise and the amount can be estimated with reasonable accuracy.

Revenue recognition

Sales revenue, synonymous with net sales, comprises the fair value of the consideration received or receivable for sold goods and services within the Group's ordinary activities. The revenue is recognized when delivery to the customer has taken place according to the terms of the sale. Sales revenue is recognized exclusive of VAT and net after discounts, bonus and elimination of intra-Group sales.

Other income includes compensation for sales that are not included in the Group's ordinary activities and include:

- rental revenue, which is recognized in the period covered by the lease;
- royalties and similar which are recognized in accordance with the implied financial effect of the contract.

Interest income is recognized in accordance with the effective interest method. Dividends received are recognized when the right to receive a dividend has been determined.

Government Grants

Government grants and assistance are recognized at fair value when there is reasonable assurance the grants will be received and that the Group will comply with the conditions attached to them.

Government grants related to acquisition of assets are recognized in the balance sheet by the grant reducing the carrying amount of the asset.

Government grants received as compensation for the costs are accrued and recognized in the income statement during the same period as the costs.

If the government grant or assistance is neither related to the acquisition of assets nor to compensation for costs, the grant is recognized as other income.

NOTE 2 Financial risk management

SCA's financial risk management is centralized to capitalize on economies of scale and synergy effects and to minimize operational risks. The central treasury function is responsible for the Group's borrowing, currency and interest rate risk management, and serves as an internal bank for the Group's financial transactions. In addition to ensure that the SCA Group has secure financing, financial transactions are executed for the purpose of limiting the Group's financial risks.

The Group's financial policy, which is established by the SCA Group's Board of Directors, constitutes a framework of guidelines and rules for financial risk management and financial activities in general. The policy is reviewed on a regular basis and at least once a year. The Group's financial risk is continuously documented and followed to ensure compliance with the financial policy.

Risk management objectives and policies

Currency risk

Transaction exposure

The Group companies have export revenues and import costs in many different currencies. This exposes the SCA Group to currency fluctuation. This currency risk is called transaction exposure and it affects the Group's operating profit. SCA's financial policy provides guidelines for managing the Group's transaction exposure. One requirement is that subsidiaries' booked accounts receivable and accounts payable are hedged. At Group level it is possible, within certain parameters, to hedge the Group's total transaction exposure between 0 and 18 months.

If Group companies have commitments relating to future payments for investments in foreign currency, the acquisition value of these investments can be hedged up to 100%.

Translation exposure

SCA reports its income statement and balance sheet in Swedish kronor (SEK). Since most of the Group's subsidiaries report in currencies other than SEK, SCA's consolidated earnings and equity are exposed to exchange rate fluctuation. This currency risk is called translation exposure. Anticipated future earnings of foreign subsidiaries are not hedged. For translation exposure associated with net investments in foreign subsidiaries, it is SCA's policy to hedge a sufficient proportion so that the Group's consolidated debt/equity ratio is not affected by exchange rate fluctuation. This is achieved by financing a certain portion of capital employed in foreign currencies with loans and derivatives in corresponding currencies. The optimal degree of matching depends on the Group's current consolidated debt/equity ratio. At the same time, tax considerations will also affect the capital structure for different countries. This means that the debt/equity ratio in different countries may deviate from the Group's consolidated debt/equity ratio. Depending on the chosen capital structure in the respective foreign currency, SCA hedges both positive and negative net investments.

Energy price risk

Due to its energy intensive operations, SCA is exposed to risks relating to changes in the price of energy, particularly gas and electricity. When the energy price risk is not hedged, price changes in the energy market have a direct impact on the Group's operating profit. SCA's energy price policy forms a framework of guidelines for managing energy price risk. Hedging of the price risk is permitted up to 36 months.

Refinancing risks and liquidity

Due to its capital intensive operations and the chosen capital structure, SCA has to manage a significant nominal debt. Refinancing risk is the risk that SCA is unable to meet its payment obligations as a result of insufficient liquidity or difficulty in raising external loans.

SCA applies a centralized approach to the Group's financing whereby as much external borrowing as possible is done centrally. Subsidiary borrowing can take place, however, where it is advantageous or necessary due to SCA's structure and geographic spread. Examples of this are liabilities in acquired companies, finance leases, overdraft facilities or loans in countries where regulations and taxes make central financing impossible or uneconomical.

SCA limits its refinancing risk by having a good distribution and a certain length of its gross borrowing. According to SCA's financial policy, the gross debt's average maturity must always exceed three years. This will also include committed credit lines to cover short-term borrowing. Also, financial readiness must be maintained in the form of a liquidity reserve consisting of centrally available liquidity and committed credit lines totalling at least 10% of the Group's projected annual sales. Since the Group is a net borrower, surplus liquidity is used to reduce external liabilities.

SCA's loan documentation contains clauses that are standard for European companies with an investment grade rating. SCA's policy is not to enter into any undertakings that give the lender the right to cancel a loan as a direct result of changed financial ratios.

Interest rate risk

SCA's net interest income is directly affected by interest rate fluctuation and indirectly due to the effect of interest rate levels on the economy in general. SCA's policy is to borrow with floating rates since it is SCA's opinion that this results in lower interest cost over time. The central treasury function is responsible for identifying and managing interest rate exposure. The average term for fixed interest rates per currency should be 3–15 months.

Credit risk

Financial credit risk

Financial risk management involves exposure to credit risks. This exposure arises from the investment of surplus liquidity and through claims on banks and other counterparties that arise through derivative instruments. SCA's financial policy contains a special counterparty regulation by which maximum credit exposure for different counterparties is stipulated. One objective is that counterparties must have a minimum credit rating of A- from Standard & Poor's or an equivalent rating from Moody's.

Customer credit risk

The risk that customers cannot meet their obligations, i.e. that SCA will not receive payment for its accounts receivable, constitutes a customer credit risk. SCA runs credit checks on certain major customers where information about customers' financial position is obtained from various credit rating companies. Within the Personal Care and Tissue business areas the risk of credit losses is limited through credit insurance on major accounts receivable. Packaging and Forest Products do not use external customer credit insurance.

Risk management during the year

Currency risk

Long-term currency sensitivity

A breakdown of the Group's net sales and operating expenses in different currencies provides a picture of the Group's long-term currency sensitivity. The main exposure is in EUR, GBP and SEK. The imbalance between sales and expenses in SEK is due to the fact that the Swedish operation's exports are invoiced to great extent in foreign currencies.

Net sales and operating expenses by currency

Currency	Sales %	Expenses %	Operating profit, SEKm	Closing rate 31 Dec. 2006	Average rate 2006
EUR	47	45	6,190	9.04558	9.24507
USD	15	17	–178	6.87250	7.35860
GBP	13	10	3,103	13.4756	13.5624
SEK	4	12	–7,197		
DKK	3	2	865	1.21377	1.23975
MXN	3	3	391	0.63318	0.67548
AUD	2	2	958	5.43271	5.54373
NOK	1	0	1,054	1.09470	1.14992
Other	12	9	3,319		
TOTAL	**100**	**100**	**8,505**		
Of which foreign currency	96	88	15,702		

Transaction exposure

The forecasted currency transaction flows after net calculations of opposite flows in the same currencies, amounts to SEK 9,983m (8,621) on a 12-month basis. The table below shows a forecast for 2007 as well as outstanding hedging positions at year-end 2006.

Transaction exposure

	2007	31 Dec. 2006		2006	31 Dec. 2005	
Currency	Forecast flows SEKm/year	Total hedged volume 31/12 SEKm	No. Of hedged months	Forecast flows SEKm/year	Total hedged volume 31/12 SEKm	No. Of hedged months
GBP	2,961	455	1.8	2,750	683	3.0
EUR	2,125	683	3.9	1,766	1,784	12.1
AUD	808	83	1.2	798	69	1.0
NOK	779	124	1.9	852	170	2.4
CHF	497	64	1.6	506	65	1.5
CAD	449	107	2.8	548	166	3.6
MXN	255	40	1.9	427	–	–
USD	–117	–155	15.9	–1,201	–213	2.1
Other	2,226	189	1.0	2,175	716	4.0
SEK	–9,983	–1,590	1.9	–8,621	–3,440	4.8

The flows shown above are expected to occur consistently over time with one-twelfth per month. Outstanding hedging positions consist of forward contracts with a net market value of SEK 32m (15). In 2006 the hedging positions had a positive impact on the Group's operating profit of SEK 146m (–237). During the year, maximum flows of 5.0 (5.7) months and minimum flows of 1.9 (3.7) months were hedged against SEK. At year-end, 1.9 (4.8) months were hedged net against SEK.

Hedging of the anticipated forecast currency flow relating to the cost of investments had a net market value of SEK –17m (13) at year-end. These hedges mainly relate to the purchase of EUR against SEK. In 2006, the cost of investments increased by SEK 5m (–24).

The table "Total outstanding derivatives" on page 69, shows to what extent the outstanding hedging position at year-end meet accounting requirements for cash-flow hedges.

Financing of capital employed by currency

Capital employed in foreign currency as of 31 December 2006 amounted to SEK 70,433m (72,896).

Distribution by currency is shown in the table below.

At year-end, capital employed was financed in the amount of SEK 28,325m (30,360) in foreign currency, which is equivalent to a total matching ratio of 40% (42). Matching is achieved through both existing external net debt per currency and centrally managed forward contracts.

Financing of capital employed by currency

	2006			2005		
Currency	Capital employed SEKm	Net debt SEKm	Financing, %	Capital employed SEKm	Net debt SEKm	Financing, %
EUR	32,029	12,337	39	31,502	11,513	37
GBP	10,722	4,389	41	11,587	5,473	47
USD	10,475	4,983	48	11,985	6,630	55
MXN	3,469	1,417	41	3,940	1,749	44
AUD	2,500	983	39	2,868	1,302	45
DKK	2,024	1,024	51	2,004	1,054	53
NZD	1,577	618	39	1,767	457	26
COP	1,017	399	39	1,089	361	33
MYR	865	73	8	906	101	11
CNY	804	43	5	698	38	5
SKK	746	310	42	692	475	69
CAD	612	130	21	668	135	20
PLN	597	406	68	304	115	38
RUB	540	376	70	406	144	35
Other	2,456	837	34	2,480	813	33
Total Currency	**70,433**	**28,325**	**40**	**72,896**	**30,360**	**42**
SEK	24,929	8,074		24,040	9,466	
TOTAL	**95,362**	**36,399**		**96,936**	**39,826**	

Translation exposure, hedging of net investments outside Sweden

In order to achieve the desired hedging level for foreign capital employed, SCA has hedged the net assets in a number of selected legal entities. In total, hedging positions affected equity in 2006 by SEK –352m (567). The negative result is largely due to hedges of negative net assets in EUR. The total market value of outstanding hedging transactions at year-end was SEK –201m (–145). In total at year-end, SCA hedged negative net assets outside Sweden amounting to SEK 5,694m, net, with forward contracts. The total foreign net investment at year-end amounted to SEK 36,482m.

Hedging of net investments outside Sweden

	2006		2005	
Currency	Hedged net investment SEKm	Total hedged volume[1] SEKm	Hedged net investment SEKm	Total hedged volume[1] SEKm
EUR	–7,654	7,654	–16,322	16,322
DKK	–1,339	1,339	–1,394	1,394
AUD	–926	926	–880	880
COP	169	–169	104	–104
USD	469	–469	1,470	–1,470
MXN	659	–659	–104	104
NZD	845	–845	703	–703
GBP	1,646	–1,646	2,468	–2,468
Other	437	–437	152	–152
TOTAL	**–5,694**	**5,694**	**–13,803**	**13,803**

[1] + = investment – = loan

Energy price hedges

In 2006, SCA purchased approximately 6 TWh (6) of electricity at a total cost of around SEK 3,500m (2,300), and approximately 13 TWh (13) of natural gas for around SEK 2,600m (2,250). Some of SCA's delivery contracts have fixed prices up to one year. In energy markets with liquid spot trading and well-developed derivative trading, SCA also uses financial instruments for price hedging. In 2005, SCA signed a long-term delivery agreement with fixed prices for the Swedish operations. This contract reduces SCA's need to use financial instruments for price hedging. At present, SCA uses financial instruments in the Swedish and Danish electricity markets as well as in the German natural gas market.

At year-end, SCA had 0.7 TWh (0.2) of energy derivatives outstanding, with a market value of SEK –17m (24). The "Total outstanding derivatives" table on page 69 shows outstanding hedging positions that meet the accounting requirements for cash-flow hedges at year-end.

Refinancing risk and liquidity

On 31 December 2006, the interest-bearing gross debt amounted to SEK 38,389m (38,828). After additions for net pension provisions, accrued interest expense and deductions for long-term and current financial recievables, cash and cash equivalents, the net debt was SEK 36,399m (39,826).

SCA's financing is secured in part through medium-term credit facilities syndicated among first-class banks. With these as protection against refinancing risk, SCA uses short-term borrowing under market programmes to the extent this provides a lower total financing cost.

The weighted average maturity of interest-bearing gross debt at year-end was 3.7 years (3.8). This includes SEK 15,377m (16,018) of committed credit facilities with maturity terms in excess of one year, which partly correspond to the Group's loans and amortizations that are due in 2007. In addition to these credit facilities, there were unutilized credit facilities totalling SEK 9,918m (10,123) at year-end with an average remaining maturity of 0.9 years (1.3). On the same date, centrally available liquidity amounted to SEK 245m (374). SCA's total liquidity reserve therefore amounted to SEK 10,163m (10,497), equivalent to 10% (11) of SCA's sales in 2006. The table below shows the maturity profile of the gross debt by loan source and credit facilities that are used to cover short-term borrowing. The adjusted maturity term profile shows the Group's total refinancing risk.

SCA's funding sources and maturity profile as of 31 December 2006

SEKm	2007	2008	2009	2010	2011	2012	2013-	Total
Commercial paper & short-term bank loans	11,810	–	–	–	–	–	–	11,810
Finance leases	139	138	1,075	34	28	27	345	1,786
Bond loans	6,513	–	–	2,000	6,318	–	3,768	18,599
Other loans	3,255	1,177	187	409	199	391	756	6,374
TOTAL	**21,717**	**1,315**	**1,262**	**2,443**	**6,545**	**418**	**4,869**	**38,569**
Credit facilities covering short-term borrowing	–15,377	4,523	–	543	10,311	–	–	–
ADJUSTED MATURITY PROFILE	**6,340**	**5,838**	**1,262**	**2,986**	**16,856**	**418**	**4,869**	**38,569**

Bank credit facilities

To limit the refinancing risk and maintain a liquidity reserve, SCA has two syndicated bank facilities; EUR 750m (SEK 6,784m) with a final maturity in 2008, and EUR 1,200m (SEK 10,855m), of which EUR 60m (SEK 543m) has a final maturity in 2010 and EUR 1,140m (SEK 10,312m) has a final maturity in 2011. The latter facility contains an option, with bank approval, to extend the final maturity by one year. SCA also has confirmed bilateral bank credit facilities totalling SEK 7,657m (7,767). These facilities are primarily for one year with an extension option.

Market programmes

For issuing bonds in the European capital market, SCA has a Euro Medium Term Note (EMTN) programme with a framework amount of EUR 2,000m (SEK 18,091m). As of 31 December a nominal SEK 15,464m (9,396) was outstanding with a remaining maturity of 2.9 years (3.1).

SCA's short-term borrowing programme comprises a Swedish commercial paper programme with a framework amount of SEK 15,000m and a Belgian commercial paper programme with a framework amount of EUR 400m (SEK 3,618m). As of 31 December, the outstanding amounts under these programmes were SEK 10,579m (10,903) and SEK 1,231m (1,605) respectively.

Market programmes

Issued–maturing	Nominal	Currency	Nominal, SEKm	Book value 31 Dec. 2006 SEKm
EUR MTN framework EUR 2,000m				
2002–2007	700	EUR	6,332	6,513
2005–2010	1,500	SEK	1,500	1,500
2005–2010	500	SEK	500	500
2005–2015	300	SEK	300	319
2005–2015	500	SEK	500	532
2006–2011	700	EUR	6,332	6,318
Total			**15,464**	**15,682**

Interest rate risk

According to SCA's financial policy, the average interest rate adjustment period must be between 3 and 15 months in each funding currency. SCA seeks to achieve a good distribution of its interest due dates in order to avoid large volumes of renewals at the same time.

In order to achieve the desired currency balance and interest rate adjustment period, SCA uses financial derivatives. The average interest rate adjustment period for the interest-bearing gross debt, including derivatives, was 5.3 months (6.0) at year-end.

The average interest rate for the total outstanding net debt, including derivatives, amounted to 4.96% (4.13) at year-end. A general increase in interest rates of one percentage point, not taking into account changes in interest curves and currencies, would lower the Group's net interest by around SEK 364m (398) on a 12-month basis. This assumption is based on the present level of net debt. The increased cost would be delayed due to the interest rate adjustment periods within the possible interval of 3 to 15 months per currency.

Credit risk

Financial credit risk

Credit exposure in derivative instruments is determined as market value plus an additional amount based on credit risk factors, which reflect the risk of increased exposure as a result of market fluctuation.

SCA endeavours to use standardized agreements which, in countries where this is possible, allow statutory net calculation of receivables and liabilities.

Even if continuous payment set-offs on outstanding receivables and liabilities in derivative instruments do not take place, the right of set-off in the event of a counterparty's bankruptcy means that SCA measures this credit risk as a net amount.

As of 31 December 2006, the credit risk associated with financial cash instruments amounted to SEK 7,733m (8,923), of which SEK 7,451m (8,567) was attributable to leasing transactions. Credit exposure associated with derivative instruments was SEK 3,181m (2,990).

Customer credit risk

Accounts receivable are reported in the amounts expected to be received based on individual assessments of accounts receivable.

Customers within the Personal Care and Tissue business areas are mainly large retail companies and distributors. The ten largest customers accounted for less than 19% (20) of outstanding accounts receivable as of 31 December 2006. Packaging has a large number of customers and the ten largest accounted for less than 7% (9) of the business area's outstanding accounts receivable at year-end. Forest Products' customers are mainly newspaper and magazine publishers. At year-end 2006, the ten largest customers represented less than 18% (17) of the business area's accounts receivable.

Derivatives

Below is a table showing all the derivatives that affected the Group's balance sheet and income statement as of 31 December 2006.

Total outstanding derivatives

	2006			2005			2004		
	Nominal	Asset	Liability	Nominal	Asset	Liability	Nominal	Asset	Liability
Currency derivatives[1]	24,625	238	162	22,151	112	323	45,090	814	410
Interest-rate derivatives	23,955	254	432	19,923	470	482	19,746	185	6
Commodity derivatives	157	3	20	302	49	25	532	0	46
Equity derivatives	104	12	–	107	11	11	109	0	0
Total	**48,841**	**507**	**614**	**42,483**	**642**	**841**	**65,477**	**999**	**462**

[1] Nominal SEK 66,381m (70,657; 108,446) is outstanding before the right of set-off are taken into account.

Outstanding derivatives with hedge accounting[2]

	2006				2005			
	Nominal	Asset	Liability	Hedging reserve after tax	Nominal	Asset	Liability	Hedging reserve after tax
Cash flow hedges								
Transaction exposure								
– Commercial transaction exposure	458	15	1	10	1,926	24	3	15
– Investments	795	0	17	–5	1,083	16	5	8
Energy	91	0	11	–8	22	0	0	0
Hedging of net investments in foreign units[3]	21,165	98	299		24,741	42	187	
Fair value hedging								
– Interest-rate risk financing	18,486	239	413		11,366	405	387	
Total	**40,995**	**352**	**741**	**–3**	**39,138**	**487**	**582**	**23**

[2] Outstanding derivatives with hedge accounting are included in the table "Total outstanding derivatives".
[3] Derivatives before right of set-off.

The table below shows all of the derivatives that have affected the balance sheet, broken down as financial and operating derivatives, and current and long-term assets and liabilities.

Operating and financial derivatives in the balance sheet

	2006		2005	
SEKm	Asset	Liability	Asset	Liability
Operating derivatives				
Current	60	48	116	69
Long-term	15	16	55	55
Total operating derivatives	**75**	**64**	**171**	**124**
Financial derivatives				
Current	193	137	54	294
Long-term	239	413	417	423
Total financial derivatives	**432**	**550**	**471**	**717**
TOTAL	**507**	**614**	**642**	**841**

Hedging reserve in equity

Most of the currency derivatives related to hedging of commercial transaction exposure will mature during the first quarter of 2007. Before the end of the second quarter, all derivatives in the hedging reserve at year-end 2006 will be realized. With unchanged exchange rates, this will have a positive impact on profit after tax of SEK 10m (15).

Currency derivatives for hedging the cost of investments will mature on various dates up until August 2008. With unchanged exchange rates, the cost of these investments will increase by SEK 5m (–8) after tax.

The derivatives intended to hedge the Group's energy costs mature for the most part in the first half of 2007. A smaller portion will be realized during the latter part of the current year. With unchanged prices, these derivatives will negatively affect the Group's profit after tax by SEK 8m (0).

NOTE 3 Key assessments and assumptions

Preparation of annual accounts and application of different accounting standards are often based on management assessments or on assumptions and estimates that are regarded as reasonable under the prevailing circumstances. These assumptions and estimates are often based on historical experience but, also on other factors, including expectations of future events. With other assumptions and estimates, the result may be different and the actual result will, by definition, seldom concur with the estimated result.

The assumptions and estimates that SCA considers to have the greatest impact on earnings as well as assets and liabilities are discussed below.

Valuation of biological assets

The Group's biological assets that is, standing forest, are valued at the present value of anticipated future cash flows.

Calculation of this cash flow is based on the felling plan from the most recent forest survey that is available. Forest surveys are updated every tenth year and the most recent one was adopted in 1997. The calculation is also based on assumptions with regard to growth, selling prices, costs for felling and forestry as well as costs for replanting, which is a prerequisite for felling. These assumptions are mainly based on experience and are only changed when a change in price and cost levels is assessed as being long term. The cash flow covers a production cycle which SCA estimates to amount to an average of 100 years. The discount factor used is the cost of capital before tax (WACC, weighted average cost of capital) that is normally used in valuations of similar assets.

The consolidated value of biological assets at 31 December 2006 amounted to SEK 18,082m. A change in WACC of 0.25 percentage points affects the value of the assets by approximately SEK 950m.

Goodwill

Every year the Group examines whether there is any impairment relating to goodwill. Goodwill is divided among cash-generating units and these concur with the Group's primary segments except in relation to packaging, which is divided into Europe and the rest of the world.

The recoverable amount for the cash-generating units is decided by calculating value in use. This calculation is based on the Group's existing strategic plans. These plans are based on market-based assumptions and include anticipated future cash flows for the existing operations during the next five-year period. Cash flows beyond the five-year period are taken into account by an operating surplus multiple being applied to sustained cash flow. This multiple concurs with current market multiples for similar operations.

The discount factor used in the present value calculation of the anticipated future cash flows is the current weighted average cost of capital (WACC) established within the Group for the markets in which the cash-generating units conduct operations. Impairment testing for the year did not indicate any impairment. Goodwill for the Group at 31 December 2006 amounted to SEK 16,997m.

Pensions

Costs such as the value of pension obligations for defined benefit pension plans are based on actuarial calculations that are based on assumptions on discount rate, anticipated return on plan assets, future salary increases, inflation and demographic conditions.

The discount rate assumption is based on high-quality fixed income investments with maturities corresponding to the Group's existing pension obligations. The funded assets include equities and bonds. The expected return on these is calculated on the basis of the assumption that the return on bonds equals the interest on a 10-year government bond and that the return on equities amounts to the same rate but with an addition for risk premium.

The Group's defined benefit obligations at 31 December 2006 amounted to SEK 20,270m. A change in the discount rate of 0.25 percentage points would affect the total value of these obligations by approximately SEK 800m.

Taxes

Deferred tax is calculated on temporary differences between the carrying amounts and the tax values of assets and liabilities. There are primarily two areas where assumptions and assessments affect recognised deferred tax. One is assumptions and assessments used to determine the carrying amounts of the different assets and liabilities. The other is assumptions and assessments related to future taxable profits, where a future utilization of deferred tax assets depends on this. At year-end SEK 718m was recognized as deferred tax assets based on such assumptions and assessments. Significant assessments and assumptions are also made regarding recognition of provisions and contingent liabilities relating to tax risks.

NOTE 4 Acquisitions and disposals

Acquisitions

The following acquisitions were made during the year:

Company	Operations	Date of acquisition	Purchase price[1] SEKm	Goodwill, SEKm	Acquired percentage %	Total holding after acquisition, %
Manufacturas Papeleras Canarias S.L (MAPACASA)	Tissue	Nov-06	87	19	100	100
Cool Logistics[2]	Packaging	Nov-06	81	92	75	100
Jämtlamell Skog AB and Jämtlamell Produktion AB	Forest products	July-06	58		11	11

[1] The reported purchase price represents the acquisition price including net debts assumed on the acquisition date.
[2] Acquisition balances for companies are not finalized.

The reported purchase price represents the acquisition price including net debts assumed on the acquisition date. In all cases, the acquired share pertains to both capital and votes with the exception of Jämtlamell which is in part a net asset acquisition. The companies are consolidated as subsidiaries according to the purchase method. In addition to the companies mentioned above, smaller acquisitions of SEK 148m were carried out; for more information, please see the table below. There are no plans to divest all or parts of the acquired companies, with the exception of one small acquisition included in the North American packaging operation.

Goodwill pertains to acquisition of markets, where an individual value of another asset could not be identified. Most of these operations have been integrated with other operations in a manner that makes the effect on sales and earnings difficult to identify. In total, acquisitions for the year did not have a material impact on the Group.

Total acquisition balances for acquisitions for the year at the investment rate

SEKm	
Fixed assets	121
Operating assets	98
Cash and cash equivalents	85
Provisions	–9
Net debt excl. cash and cash equivalents	–
Operating liabilities	–29
Minority	43
Market value of net assets	**309**
Goodwill	150
Acquisition price	**459**
Unpaid purchase price relating to acquisition 2006	–75
Settlement of liability for purchase price for previous year's acquisition	24
Purchase price paid	**408**
Less cash and cash equivalents in acquired companies	–85
Acquisition of operations for the year	**323**

Disposals

During the year SCA Transport UK in the UK and Suzhou Shenghong Cylinder Paper in Asia were divested.

NOTE 5 Segment reporting

Primary segments – business segments

SEKm	Personal care	Tissue	Packaging	Publication paper	Pulp, timber and solid wood products	Other operations	Eliminations	Total Group
2006								
Revenues								
External sales	21,010	31,152	32,878	8,929	6,718	752		101,439
Internal sales	262	184	475	1	2,003	439	–3,364	0
Total revenues	**21,272**	**31,336**	**33,353**	**8,930**	**8,721**	**1,191**	**–3,364**	**101,439**
Result								
Segment result	2,799	1,490	2,072	818	1,657	–331	0	8,505
Efficiency programme								–
Operating profit	**2,799**	**1,490**	**2,072**	**818**	**1,657**	**–331**	**0**	**8,505**
Financial income								179
Financial expenses								–1,851
Tax expense for the year								–1,366
Net profit for the year								**5,467**
Other disclosures								
Assets	12,959	42,056	35,223	8,543	26,659	1,498	–790	126,148
Share of equity in associates	7	40	356	15	21			439
Unallocated assets								6,957
Total assets	**12,966**	**42,096**	**35,579**	**8,558**	**26,680**	**1,498**	**–790**	**133,544**
Liabilities	4,111	6,944	7,190	1,134	1,606	961	–790	21,156
Unallocated liabilities								53,425
Shareholders' equity								58,963
Total shareholders' equity and liabilities	**4,111**	**6,944**	**7,190**	**1,134**	**1,606**	**961**	**–790**	**133,544**
Investments	–969	–2,586	–2,910	–300	–648	–20		–7,433
Depreciation	–966	–2,144	–1,676	–850	–488	–27		–6,151
Write-downs	–11	–	–23	–	–	–		–34
Write-downs, unallocated								–
Expenses, in addition to depreciation, not matched by payments	3	–103	–107	–5	–216	–114		–542

SEKm	Personal care	Tissue	Packaging	Publication paper	Pulp, timber and solid wood products	Other operations	Eliminations	Total Group
2005								
Revenues								
External sales	19,350	30,592	31,977	7,914	6,175	377	0	96,385
Internal sales	1	109	382	84	1,762	691	–3,029	0
Total revenues	**19,351**	**30,701**	**32,359**	**7,998**	**7,937**	**1,068**	**–3,029**	**96,385**
Result								
Segment result	2,474	1,577	1,775	662	1,224	–419	0	7,293
Efficiency programme								–5,365
Operating profit	**2,474**	**1,577**	**1,775**	**662**	**1,224**	**–419**	**0**	**1,928**
Financial income								156
Financial expenses								–1,651
Tax expense for the year								21
Net profit for the year								**454**
Other disclosures								
Assets	14,280	44,405	36,598	9,223	25,941	1,960	–1,005	131,402
Share of equity in associates	7	30	382	14	21	0	0	454
Unallocated assets								3,364
Total assets	**14,287**	**44,435**	**36,980**	**9,237**	**25,962**	**1,960**	**–1,005**	**135,220**
Liabilities	4,148	7,550	7,827	1,157	1,457	2,056	–1,005	23,190
Unallocated liabilities								54,920
Shareholders' equity								57,110
Total shareholders' equity and liabilities	**4,148**	**7,550**	**7,827**	**1,157**	**1,457**	**2,056**	**–1,005**	**135,220**
Investments	–1,215	–3,156	–2,086	–342	–1,115	–19		–7,933
Depreciation	–955	–2,143	–1,783	–878	–495	–45		–6,299
Write-downs	–2	–7	–11	–	–	–		–20
Write-downs, unallocated								–2,352
Expenses, in addition to depreciation, not matched by payments	–2	–92	–49	–1	–297	–33		–474

SEKm	Personal care	Tissue	Packaging	Publication paper	Pulp, timber and solid wood products	Other operations	Eliminations	Total Group
2004								
Revenues								
External sales	17,760	27,498	31,108	7,525	5,583	493	0	89,967
Internal sales	3	98	393	84	1,762	594	–2,934	0
Total revenues	**17,763**	**27,596**	**31,501**	**7,609**	**7,345**	**1,087**	**–2,934**	**89,967**
Result								
Segment result	2,429	2,026	2,604	470	1,307	–397	0	8,439
Efficiency programme								–770
Operating profit	**2,429**	**2,026**	**2,604**	**470**	**1,307**	**–397**	**0**	**7,669**
Financial income								453
Financial expenses								–1,537
Tax expense for the year								–1,393
Net profit for the year								**5,192**
Other disclosures								
Assets	11,581	40,967	35,428	9,481	24,734	2,703	–1,263	123,631
Share of equity in associates	6	27	332	10	12	0	0	387
Unallocated assets								2,133
Total assets	**11,587**	**40,994**	**35,760**	**9,491**	**24,746**	**2,703**	**–1,263**	**126,151**
Liabilities	3,805	7,041	5,686	1,100	1,260	1,777	–1,263	19,406
Unallocated liabilities								51,627
Shareholders' equity								55,118
Total shareholders' equity and liabilities	**3,805**	**7,041**	**5,686**	**1,100**	**1,260**	**1,777**	**–1,263**	**126,151**
Investments	–3,461	–9,154	–2,706	–407	–746	–47		–16,521
Depreciation	–858	–1,951	–1,812	–858	–460	–33		–5,972
Write-downs	–	–	–9	–	–	–		–9
Write-downs, unallocated								–171
Expenses, in addition to depreciation, not matched by payments	–4	–13	–82	6	–247	46		–294

Efficiency programmes

	2006		2005		2004	
SEKm	**Expenses**	**Write-downs**	**Expenses**	**Write-downs**	**Expenses**	**Write-downs**
Personal care			199	130	4	48
Tissue			1,057	408	435	68
Packaging			1,638	1,811	131	55
Publication papers			9	–	–	–
Pulp, Timber and solid-wood products			11	3	–	–
Other			99	–	29	–
Total	–	–	**3,013**	**2,352**	**599**	**171**
Total		–		**5,365**		**770**

The purpose of the 2005 efficiency programme was to optimize the Group's production structure, combined with investments in technology for increased productivity and quality. The programme lead to the closure of approximately 20 plants where staff cutbacks and write-downs of fixed assets and other assets took place. An efficiency programme was also carried out in 2004.

Business Segments

The Group is organized in five main product groups: personal care, tissue, packaging, publication papers, and pulp, timber and solid-wood products. These product groups are the primary segments. Tissue includes toilet paper, kitchen paper and paper handkerchiefs sold to the retail trade, as well as, toilet paper, hand drying products, napkins and products for cleaning for industrial and office applications. These products are sold to corporate customers in the industrial sector, offices, hotels, restaurants and catering, healthcare and other institutions. Personal care products comprise baby diapers, feminine hygiene products and incontinence products. Packaging comprises corrugated board as well as protective and specialty packaging. This business segment also includes containerboard which is mainly delivered internally and contributes to the Group's raw material integration. Publication papers include newsprint and magazine paper. The pulp, timber and solid-wood products business segment also contribute to the Group's raw material integration since the Group's pulp and timber are mainly delivered internally. In addition, the Group's pulp is mainly produced from timber from the Group's own forests which also to a large extent supply the sawmills with timber.

Revenues and expenses

Within the Group there is an organization for paper recovery. Revenues and expenses from these operations are allocated among the business segments in proportion to their use of recovered paper. All the other income and expenses are directly attributable to the business segment as well as income from participations in associated companies.

Assets and liabilities

The assets included in each business segment comprise all operating assets used in the business segment, primarily accounts receivable, inventories and fixed assets after deduction for provisions. Most of the assets are directly attributable to each business segment. In addition, some assets that are common to two or more business segments are allocated among the business segments. The liabilities attributable to the business segments comprise all operating liabilities, mainly accounts payable and accrued expenses.

Intra-Group deliveries

Revenues, expenses and results for the different business segments are affected by intra-Group deliveries. Internal prices are market-based. Intra-Group deliveries are eliminated on consolidation.

Secondary segments – geographical segments

The Group's operations are divided into three geographical segments: Europe, North America and the rest of the world.

	Sales			Assets			Investments		
SEKm	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Europe	74,732	70,535	69,730	111,368	121,604	124,805	–5,823	–6,795	–9,621
North America	13,273	12,589	11,283	14,632	17,320	14,104	–837	–524	–1,128
Rest of the world	13,434	13,261	8,954	12,927	13,881	11,037	–774	–614	–5,772
Eliminations	–	–	–	–5,383	–17,585	–23,795	–	–	–
Total	**101,439**	**96,385**	**89,967**	**133,544**	**135,220**	**126,151**	**–7,434**	**–7,933**	**–16,521**

Sales figures are based on the country in which the customer is located. Assets and investments are reported where the assets are located.

Geographical segments

The Group's operations are mainly conducted in two areas. In Europe, which is the Group's home market, the Group manufactures and sells personal care products, tissue, packaging, publication papers and solid-wood products. In North America, the Group manufactures and sells AFH tissue, incontinence products and packaging, mainly protective packaging. In January 2007 an agreement was signed regarding the divestment of the North American packaging operation.

NOTE 6 Other income

Revenue derived from activities outside the normal operations is reported in Other income. This includes recurrent income such as royalties and rental revenue, as well as income of a more temporary nature such as gains from the sale of fixed assets and government grants. In 2006 income from royalties amounted to SEK 151m, rental revenue was SEK 42m and gains from sale of fixed assets SEK165m.

NOTE 7 Personnel costs and average number of employees

Personnel costs

SEKm	**2006**	**2005**	**2004**
Salaries and remuneration, SEKm	14,668	15,695	14,346
of which Boards of Directors, Presidents and Executive Vice Presidents	256	299	199
of which variable salary	19	32	11
Pension costs[1]	1,014	1,162	933
of which defined benefit pension plans	363	493	322
of which defined contribution pension plans	651	669	611
Other social security costs	3,057	3,225	2,767
Other personnel costs	1,022	1,830	1,372
Total	**19,761**	**21,912[2]**	**19,418**

[1] Of the Group's pension costs SEK 37m (42; 48) pertains to Boards, Presidents and Executive Vice Presidents. Former Presidents and their survivors are also included. The Group's outstanding pension obligations to them amount to SEK 256m (315; 314).

[2] Of total personnel costs in 2005, SEK 1,980m is attributable to costs for efficiency programmes. This amount includes salaries with SEK 1,235m, pension costs SEK 73m, other social security costs SEK 179m and other personnel costs SEK 493m.

Average number of employees

	2006	**2005**	**2004**
Average number of employees	51,022	51,916	49,919
of whom, women	25%	25%	26%
Number of countries	**54**	**53**	**54**

Women comprised 19% (16) of the total number of Board members and senior executives.

Breakdown of employees by age groups

21–30	**31–40**	**41–50**	**51–60**
23%	29%	28%	16%

Approximately 2% (2) of the employees are under the age of 20, and approximately 2% (2) are over the age 60.

During 2006, SCA invested approximately SEK 165m (170; 180) or SEK 3,200 (3,400; 3,600) per employee in skills enhancement activities.

The added value per employee in 2006 amounted to SEK 514,000 (491,000; 489,000).

The proportion of university graduates amounts to about 13% (12; 12).

In 2006, 7,397 (5,154) persons left SCA while 6,327 (4,860) joined the company. These figures include both voluntary retirement and the effects of rationalization and redundancies. In addition, a significant portion relates to summer jobs for students and seasonal work.

The total absence due to illness in the Swedish companies amounted to 5% (5), whereof women 6% (6) and men 4% (5). 58% (59) of absence due to illness is long term.

NOTE 8 Depreciation and write-downs of tangible and intangible assets

SEKm	**2006**	**2005**	**2004**
Buildings	774	1,017	784
Land	76	225	79
Machinery and equipment	5,106	7,164	5,113
Construction in progress	8	51	–
Sub-total	**5,964**	**8,457**	**5,976**
Goodwill	–	–	–
Patent, trademarks and similar rights	174	159	144
Capitalized development costs	47	55	32
Sub-total	**221**	**214**	**176**
TOTAL	**6,185**	**8,671**	**6,152**

The total amount for property, plant and equipment includes write-downs of buildings with SEK 10m (277; 8), land SEKm – (147; –) and machinery and equipment including construction in progress with SEKm 21 (1,934; 172). The 2005 amount includes write-downs in connection with the efficiency programme, see also note 5.

The total amount for property, plant, and equipment includes reversal of impairment losses on buildings with SEKm 1 (–; –) as well as machinery and equipment with SEKm – (1; –).

The total amount for intangible fixed assets includes write-downs for patents, trademarks and similar of SEK 4m (1; –), and SEKm – (13; –) relating to capitalized development costs.

Depreciation is based on the costs and estimated economic lives of the assets provided in the accounting principles section on page 62.

NOTE 9 Other operating expenses

Other operating expenses include R&D costs amounting to SEK 562m (545; 574) in the Group.

Consolidated operating profit includes a net result from exchange differences of SEK 12m (27; –47). Hedging positions had an impact on operating profit of SEK 146m (–237; 13).

Government grants received reduced other operating expenses with SEK 68m (38; 28).

Energy and transport expenses amounted to SEK 7,389m and SEK 7,528m, respectively.

Other operating expenses also include marketing, sales, rent for premises, other consultant fees, administrative expenses, and other similar expenses.

Operational leasing

Future payment commitments in the Group for non-cancellable operating leases are broken down as follows:

SEKm	2006	2005	2004
Within 1 year	902	926	844
Between 2–5 years	1,958	2,074	2,039
Later than 5 years	1,477	1,627	1,624
Total	**4,337**	**4,627**	**4,507**

The costs for the year for operating leases for assets amounted to SEK 920m (921; 947). Leased assets comprise a large number of assets such as energy plants, warehouses, offices, other buildings, machinery and equipment, IT equipment, office equipment and transport vehicles. The assessment is that in reality contracts for a number of assets can be terminated in advance.

Financial leasing

Future payment commitments for the Group's finance leases are as follows:

	2006		2005		2004	
SEKm	Nominal	Present value	Nominal	Present value	Nominal	Present value
Within 1 year	182	158	218	202	205	180
Between 2–5 years	601	478	645	544	640	524
Later than 5 years	462	307	613	453	669	499
Total	**1,245**	**943**	**1,476**	**1,199**	**1,514**	**1,203**

Total payments for finance leases during the year amounted to SEK 182m (232; 148). During the year SEK 55m (55; 50) was reported as an interest expense and SEK 107m (127; 98) as amortization of debt. Depreciation of finance lease assets during the year amounted to SEK 116m (130; 92). The book value of finance lease assets at year-end amounted to SEK 317m (379; 299) relating to buildings/land and SEK 1,270m (1,534; 1,576) relating to machinery.

For information on significant leases, see Note 30 Contingent liabilities. In addition to what is presented there, there is a lease relating to a paper machine in Laakirchen that matures at year-end 2015.

Auditing expenses

Auditing expenses can be specified as follows:

SEKm	2006	2005	2004
ÖhrlingsPricewaterhouseCoopers			
Auditing assignments	62	64	58
Other assignments	29	25	43
Other auditors			
Auditing assignments	3	4	4
Other assignments	1	3	2
Total	**95**	**96**	**107**

Other assignments are mainly auditing-related consultations in conjunction with acquisitions, and tax advice.

NOTE 10 Financial income and expenses

SEKm	2006	2005	2004
Results from shares and participations in other companies			
Dividends	29	26	42
Capital gains	46	17	178
Fair value adjustments	–	3	–
Interest income and similar profit/loss items			
Interest income, cash instruments	81	106	225
Other financial income	23	4	8
Total Financial income	**179**	**156**	**453**
Interest expense and similar profit/loss items			
Interest expense, cash instruments	–1,756	–1,677	–1,509
Interest expense, derivatives	–93	56	–
Fair value hedges, net	0	1	–
Other financial expenses	–2	–31	–28
Total Financial expenses	**–1,851**	**–1,651**	**–1,537**
Total Financial income and expenses	**–1,672**	**–1,495**	**–1,084**

Other financial income include net exchange differences SEK 23m (4; 8). Dividend mainly relates to the holding in AB Industrivärden.

The 2006 capital gains include a gain from the sale of shares.

NOTE 11 Intangible assets

SEKm	Goodwill			Trademarks, licenses, patents and similar rights			Capitalized development costs		
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Accumulated cost	16,997	19,823	17,594	4,243	3,499	3,120	416	416	283
Accumulated depreciation	–	–	–	–1,687	–1,432	–1,172	–182	–150	–91
Accumulated write-downs	–	–	–	2	–	–	–3	–14	–
Planned residual value	**16,997**	**19,823**	**17,594**	**2,558**	**2,067**	**1,948**	**231**	**252**	**192**
At 1 January	**19,823**	**17,594**	**14,586**	**2,067**	**1,948**	**843**	**252**	**192**	**54**
Investments	–	–	3	201	92	117	38	72	82
Sales and disposals	0	–	–	–6	–6	–11	0	–6	–
Company acquisitions	150	162	3,673	1	17	1,196	0	–	17
Company divestments	0	–	–	0	–	–	0	–	–
Reclassifications[1]	–1,588	–	–5	607	–25	–5	–3	38	76
Depreciation for the year	–	–	–	–170	–158	–140	–47	–42	–32
Write-downs for the year	–	–	0	–4	–1	–	0	–13	–
Exchange differences	–1,388	2,067	–663	–138	200	–52	–9	11	–5
Closing planned residual value	**16,997**	**19,823**	**17,594**	**2,558**	**2,067**	**1,948**	**231**	**252**	**192**

[1] Goodwill for a total of SEK 1,588m included in the North American packaging operation was reclassified during 2006 into assets held for sale. Software investments for a total value of SEK 594m were reclassified from tangible assets in 2006.

Impairment testing

Goodwill is tested for impairment every year. Goodwill is distributed among cash-generating units as follows:

Goodwill, cash-generating units

SEKm	Average WACC 2006, %	2006	2005	2004
Personal Care	6.8	2,432	2,753	2,103
Tissue	6.6	7,092	7,608	6,867
Packaging, Europe	6.1	6,363	6,468	6,071
Packaging, rest of the world	7.1	232	2,071	1,697
Publication papers	6.2	242	246	228
Pulp, timber and solid-wood products	6.2	31	31	30
Other operations		605	646	598
Total		**16,997**	**19,823**	**17,594**

The recoverable amount for each cash-generating unit is determined based on a calculation of value in use. These calculations are based on the strategic plans adopted by Group management for the next 5 years. Assumptions in strategic plans are based on current marketprices and costs with an addition for real price reductions and cost inflation as well as assumed productivity development. Volume assumptions follow the Group's target of an average annual growth of 3% to 4%, depending on business segment and geographic market. Effects of expansion investments in order to achieve the said growth are excluded when goodwill is tested for impairment. Anticipated future cash flows according to these plans form the basis of the calculation. Cash flows for the period beyond 5 years is calculated by an operating surplus multiple being applied to estimated sustained cash flow. In a present value calculation of anticipated future cash flows the current weighted cost of capital (WACC) decided for each area within the Group is used. Discounted cash flows are compared with the book value of capital employed per cash-generating unit. Testing for impairment is carried out in the fourth quarter and testing for 2006 showed that there was no impairment need.

In addition to goodwill, there are trademarks in the Group that are judged to have an indefinite useful life. The useful life is judged as indefinite when it relates to well established trademarks within their markets that the Group intends to keep and further develop. All trademarks were identified and valued in 2004 and relate to acquisitions in Mexico, Australia and Malaysia. The cost of the trademarks was established at the time of acquisition according to the so-called relief from royalty method and at yearend amounted to SEK 979m (1,057). The need for impairment is tested every year. Testing is carried out during the fourth quarter and is done for each trademark or group of trademarks. An evaluation is done of the royalty rate established at the time of acquisition as well as assessed future sales development over 10 years. A multiple is used for time beyond 10 years, this is discounted with the current weighted cost of capital (WACC) for each market. Testing for 2006 did not show any need for impairment.

Emission allowances

The market price at 1 January 2006 and 2005, respectively, was used in valuation of emission allowances. The Group has a total allocation of emission allowances that slightly exceed consumption and therefore some of the surplus is sold to an outside buyer. Settlement regarding 2006 emissions will take place in March 2007.

SEKm	2006	2005
Accumulated cost	265	112
Planned residual value	**265**	**112**
At 1 January	**112**	**–**
Emission allowances received	299	113
Sales	–31	–3
Reclassifications	–3	–
Settlement with the government	–105	–
Exchange differences	–7	2
Closing planned residual value	**265**	**112**

NOTE 12 Tangible assets

SEKm	Buildings 2006	Buildings 2005	Buildings 2004	Land 2006	Land 2005	Land 2004	Machinery and equipment 2006	Machinery and equipment 2005	Machinery and equipment 2004	Construction in progress 2006	Construction in progress 2005	Construction in progress 2004
Accumulated cost	19,600	20,833	19,186	6,149	6,378	6,081	77,957	80,624	73,850	4,233	4,213	2,840
Accumulated depreciation	–7,483	–7,413	–6,626	–942	–882	–822	–41,420	–41,741	–36,889	–	–	–
Accumulated write-downs	–129	–215	–34	–129	–144	–50	–1,227	–1,478	–313	–21	–48	–
Planned residual value	**11,988**	**13,205**	**12,526**	**5,078**	**5,352**	**5,209**	**35,310**	**37,405**	**36,648**	**4,212**	**4,165**	**2,840**
At 1 January	**13,205**	**12,526**	**11,746**	**5,352**	**5,209**	**4,985**	**37,405**	**36,649**	**34,348**	**4,165**	**2,840**	**3,234**
Investments	378	508	647	97	147	149	2,801	3,437	3,413	3,519	3,246	2,783
Sales and disposals	–22	–134	–157	–53	–153	–129	–115	–117	–44	–2	–23	–40
Company acquisitions	16	40	854	18	72	256	78	349	2,321	3	3	73
Company divestments	–5	–	–	–12	–	–	–1	–	–	–	–	–
Reclassifications[1]	–190	320	466	–52	6	100	2,042	1,583	2,431	–3,302	–2,092	–3,141
Depreciation for the year	–765	–740	–787	–76	–77	–79	–5,093	–5,278	–4,942	–	–	–
Write-downs for the year	–10	–277	–8	–	–147	–	–13	–1,883	–172	–8	–51	–
Reversed write-down	1	0	–	–	0	–	–	1	–	–	0	–
Exchange differences	–620	962	–235	–196	295	–73	–1,794	2,664	–707	–163	242	–69
Closing planned residual value	**11,988**	**13,205**	**12,526**	**5,078**	**5,352**	**5,209**	**35,310**	**37,405**	**36,648**	**4,212**	**4,165**	**2,840**

[1] During 2006 fixed assets for a total of SEK 868m were reclassified as held for sale, of which SEK 751m is attributable to assets in the North American packaging operation. Investments in software for a total value of SEK 594m were reclassified during 2006 as intangible fixed assets.

During the year SEK 35m (17; 3) pertaining to interest during the construction period was capitalized in machinery, SEK –m (4; 5) was capitalized in buildings and SEK –m (–; 2) in land, at an interest rate of 3% (3; 4). The total includes cost for machinery of SEK 587m (573; 539), buildings 9m (9; 5) and land SEK 2m (2; 2) in capitalized interest.

Government grants reduced investments for the year in buildings by SEK –m (–; 5), machinery and equipment by SEK 22m (13; 56) and construction in progress by SEK 3m (–; 3). In total, government grants reduced accumulated costs for buildings by SEK 9m (5; 5), land by 1m (1; 1), machinery and equipment by SEK 270m (268; 241) and construction in progress by SEK 3m (–; –).

Tax assessment values

Tax assessment values relate to assets in Sweden.

SEKm	2006	2005	2004
Buildings	2,363	2,417	2,392
Land	162	146	143
Total	**2,525**	**2,563**	**2,535**

Consolidated book value of buildings with tax assessment values in accordance with the above was SEK 1,604m (1,704; 1,791). Consolidated book value of land and land improvements with tax assessment values in accordance with the above was SEK 724m (696; 687).

NOTE 13 Biological assets

SCA's forest assets are divided up and reported as biological assets, i.e. standing forest and land assets. Standing forest is recognized at fair value in accordance with IAS 41, Agriculture.

The estimated fair value of SCA's standing forest at 31 December 2006 was SEK 18,082m (17,716). The total value of SCA's forest assets was SEK 18,986m (18,616). The difference, SEK 904m (900) comprises forest land reported among the fixed assets, Land.

Since a market price or other comparable value is not available for assets of SCA's size, the biological assets are valued at the present value of expected future cash flows, before tax, from the assets. In calculation of cash flow, the following key assumptions were made. Cash flows comprise a production cycle which SCA assesses as amounting to an average of 100 years; the most recent available forest survey is also used (adopted every tenth year). Since statutory replanting is a condition for felling, the cost of this is also included. Price and cost levels only change if such changes are judged to be long-term. The cash flow before tax is discounted by a factor that is regarded as a normal level of weighted average cost of capital (WACC) for forestry operations and amounts to 6.25%.

SCA's forest holdings comprise approximately 2.6 million hectares of forest land primarily in northern Sweden, approximately 2.0 million hectares of which is productive forest land. The forest portfolio amounts to 200 million cubic meters of forest (m3fo) and is divided into pine 43%, spruce 40%, deciduous 12% and contorta 5%. Growth amounts to approximately 3.9 m3fo per hectare and year. Felling in 2006 amounted to approximately 4.6 million cubic meters (sub). Approximately 50% of the holdings comprise forest less than 40 years old while 67% of timber volume in the forests is more than 80 years old.

Standing forest, SEKm	2006	2005	2004
Opening balance	17,716	17,383	17,120
Purchases	76	23	17
Sales	−14	−7	−6
Change in fair value	1,196	1,079	1,011
Change due to felling	−892	−793	−759
Other changes	–	31	–
Closing balance	**18,082**	**17,716**	**17,383**

Changes in fair value and changes due to felling are reported net, SEK 304m (286; 252), in the income statement under Change in net value of biological assets.

NOTE 14 Holdings in associated companies

SEKm	2006	2005	2004
Opening carrying amount	454	387	412
Investments	4	24	4
Increase through acquisition of subsidiaries	–	–	7
Divestments	0	–	–
Net increase in associated companies for the year [1]	15	14	6
Reclassifications to joint venture companies or subsidiaries	−18	–	−31
Other reclassifications	–	−1	−7
Exchange differences	−16	30	−4
Closing Carrying amount	**439**	**454**	**387**

[1] Net increase for the year includes the Group's share of associated companies' profit after tax and any minority interests as well as adjustment for dividends received during the year.

Major changes in the Group's holding of shares in associated companies were following:

- Reclassifications to joint venture or subsidiary relate in part to Belovo which is an associated company from 2006 and to Cool Logistics which became a wholly owned subsidiary in 2006 .
- Investments in 2005 relate to Cool Logistics.
- Reclassification 2004 mainly relates to SCA Weyerheuser Packaging Holding Co Asia Ltd which is a wholly-owned subsidiary from 2004.

For specification see note 52.

The Group's total receivables from associated companies at 31 December 2006 amounts to SEK 10m (8; 13), of which SEK 6m (8; 9) is interest-bearing. The Group's total liability to associated companies at 31 December 2006 amounts to SEK 2m (3; 10) of which SEK 0m (0; 0) is interest-bearing.

NOTE 15 Shares and participations

SEKm	2006	2005	2004
Opening carrying amount	119	309	246
Investments	0	24	4
Increase through acquisition of subsidiaries	–	0	58
Divestments	−9	−1	−1
Change in value for the year	0	−22	–
Reclassifications to joint venture companies or subsidiaries	−10	−159	−9
Other reclassifications	−20	−42	9
Exchange differences	−1	10	2
Closing carrying amount	**79**	**119**	**309**

Shares and participations pertain to holdings in other companies that are not classified as subsidiaries, joint-venture companies or associated companies and which are also not classified as financial assets available-for-sale when the holding is of an operating nature. Book value concurs with fair value.

The Group's holdings in large subsidiaries, joint-venture companies and associated companies are specified in note 52.

NOTE 16 Long-term financial assets

SEKm	2006	2005
Available-for-sale financial assets	1,222	1,018
Derivatives[1]	239	417
Loan receivables associated companies	6	6
Loan receivables other	84	124
At 31 December	**1,551**	**1,565**
Available-for-sale financial assets		
At 1 January	1,018	641
Reclassification, pension assets	–	176
Investments	203	10
Divestments	−171	–
Remeasurement for the year taken to equity, net	172	191
At 31 December	**1,222**	**1,018**

[1] See note 2.

Total long-term financial assets at 31 December 2004 amounted to SEK 708m. This amount includes SEK 444m that were classified in 2006 and 2005 as Available-for-sale assets. Valuation of these assets, which in their entirety related to shares in AB Industrivärden, was then carried at cost. The market value amounted to SEK 641m in 2004. In addition to shares in Industrivärden AB, a surplus attributable to some pension obligations has been classified as available-for-sale assets. These obligations are not included in the normal pension calculations as can be seen in Note 25.

Available-for-sale financial assets, fair value

SEKm	2006	2005
Shares – AB Industrivärden	1,121	834
Pension assets outside IAS 19 calculation	93	184
Other	8	–
Total	**1,222**	**1,018**

The holding in AB Industrivärden amounts to 4,122,642 (3,840,549) shares. The increase in the number of shares comprises pension compensation received from Swedish pension foundations. No impairment provisions were made relating to available-for-sale financial assets in 2006 or 2005.

NOTE 17 Taxes

Tax expense

SEKm	2006	2005	2004
Current tax expense	1,997	1,279	2,113
Deferred tax expense	–631	–1,300	–720
Tax expense	**1,366**	**–21**	**1,393**

Tax expense amounted to 20.0% (–4.8; 21.2) of the Group's profit before tax. The difference between reported tax expense and expected tax expense is explained below. The expected tax expense is calculated according to the current Group structure and current profit levels in each country.

	2006		2005		2004	
SEKm	SEKm	%	SEKm	%	SEKm	%
Tax expense	1,366	20.0	–21	–4.8	1,393	21.2
Expected tax expense	2,102	30.8	141	32.6	2,164	32.9
Difference	**–736**	**–10.8**	**–162**	**–37.4**	**–771**	**–11.7**
The difference is explained by:						
Permanent effects[1]						
Effects attributable to internal banking operations	–498	–7.3	–433	–100.0	–344	–5.2
Effects of other subsidiary financing	–96	–1.4	–117	–27.0	–179	–2.7
Negative goodwill recognized in income	–	–	–	–	–9	–0.1
Other permanent effects	108	1.6	131	30.2	133	2.0
Taxes attributable to prior periods[2]	–118	–1.7	30	7.0	–24	–0.4
Change in unrecognized deferred tax assets[3]	–105	–1.6	259	59.9	–179	–2.7
Changed tax rates	–27	–0.4	–32	–7.5	–169	–2.6
	–736	**–10.8**	**–162**	**–37.4**	**–771**	**–11.7**

1) Permanent effects are attributable to permanent differences between accounting and fiscal result.
2) In 2006 the positive outcome of a tax dispute as well as changed provisions for tax risks had an effect on tax expense of SEK –82m.
3) In 2006 SEK 91m is attributable to revaluation of loss carry forwards in Germany. SEK 228m of the 2005 effect is attributable to full tax effect not being achieved in respect of efficiency programmes. In 2004 SEK –198m is attributable to revaluation of loss carry forwards in Germany.

Current tax expense

SEKm	2006	2005	2004
Income tax for the period	1,372	1,243	2,103
Adjustments for prior periods	625	36	10
Current tax expense	**1,997**	**1,279**	**2,113**

Current tax liability

The change during the period of current tax liability is explained below.

SEKm	2006	2005	2004
Opening balance	6	327	356
Current tax expense	1,997	1 279	2,113
Paid tax	–1,770	–1,629	–2,088
Other changes	5	41	–63
Exchange differences	–1	–12	9
Closing balance	**237**	**6**	**327**

Other changes include tax relating to income statement items recognized directly in equity SEK 0m (7; –50), and the effects of acquisitions and divestments of SEK 5m (37; –5). Closing current tax liability comprises tax assets of SEK 563m (525; 564) and tax liabilities of SEK 800m (531; 891).

Deferred tax expense

SEKm	2006	2005	2004
Changes in temporary differences	252	–1,259	–259
Adjustments for prior periods	–743	–6	–36
Other changes	–140	–35	–425
Deferred tax expense	**–631**	**–1,300**	**–720**

Other changes include the effects of changed tax rates which reduced the deferred tax expense by SEK –27m (–32; –168) and revaluation of deferred tax assets which reduced deferred tax expense by SEK –113m (–3; –258).

Deferred tax liability

The change in deferred tax liability during the period is explained below.

SEKm	Opening balance	Deferred tax expense	Other changes	Exchange differences	Closing balance
Intangible assets	–17	130	–12	–15	86
Land and buildings	6,736	–29	–14	–60	6,633
Machinery and equipment	6,588	–89	1	–320	6,180
Financial assets	19	–52	110	5	82
Current assets	212	–56	–85	–13	58
Provisions for pensions	–973	191	553	22	–207
Other provisions	94	–409	187	13	–115
Liabilities	–1,019	22	550	38	–409
Tax credits and tax loss carry forwards	–2,235	–254	51	254	–2,184
Other	127	–85	47	–	89
	9,532	**–631**	**1,388**	**–76**	**10,213**

Other changes include deferred tax booked directly in equity according to IAS 19 SEK 704m, IAS 39 SEK –11m, effects of acquisitions and divestments SEK 4m and provisions for tax risks credited to tax expense with SEK 605m. Other changes also include a reclassification of fixed assets to assets held for sale of SEK 100m. Closing deferred tax liability comprises deferred tax assets SEK 718m (992; 605) and deferred tax liabilities SEK 10,931m (10,524; 11,382).

Other

SCA reports no deferred tax relating to temporary differences attributable to investments in subsidiaries and joint ventures. Any future effects (tax deducted at source and other deferred tax on profit taking within the Group) is reported when SCA can no longer control reversal of such differences or when for other reasons it is no longer probable that reversal can take place within the foreseeable future.

Loss carry forwards

Unutilized loss carry forwards for which no deferred tax assets are recognized amounted to SEK 959m (1,268; 1,198) at 31 December 2006. Of these, SEK 516m have an indefinite life. The remainder expire as follows.

Year	SEKm
2007	78
2008	81
2009	51
2010	24
2011 and later	209
Total	**443**

NOTE 18 Inventories

SEKm	2006	2005	2004
Raw materials and consumables	3,094	2,840	2,641
Spare parts and supplies	1,498	1,539	1,411
Products in progress	789	776	611
Finished products	4,902	4,929	4,214
Felling rights	505	409	391
Advance payments to suppliers	59	57	51
Total	**10,847**	**10,550**	**9,319**

NOTE 19 Accounts receivable, trade

SEKm	2006	2005	2004
Accounts receivable, gross	15,688	15,263	12,024
Provisions to reserves for doubtful debts	–399	–235	–299
Total	**15,289**	**15,028**	**11,725**

There is no concentration of credit risks relating to accounts receivable since the Group has a large number of customers spread throughout the world.

In 2004 sold receivables reduced reported accounts receivable by SEK 1,884m in connections with securitization in some European companies.

NOTE 20 Other current receivables

SEKm	2006	2005	2004
Bills receivable	630	611	681
Receivables from associated companies	5	1	3
Accrued financial income	17	9	214
Derivatives, operating	60	116	–
Prepaid expenses and accrued income	731	798	1,013
Other current receivables	1,765	1,718	2,162
Total	**3,208**	**3,253**	**4,073**

NOTE 21 Current financial assets, cash and cash equivalents

SEKm	2006	2005
Available-for-sale financial assets	104	24
Derivatives[1]	193	54
Loan receivables associated companies	0	2
Loan receivables other	112	157
Total current financial assets	**409**	**237**
Cash and cash equivalents	1,599	1,684
Total current financial assets, cash and cash equivalents	**2,008**	**1,921**

[1] See note 2.

NOTE 22 Assets and liabilities held for sale

SEKm	2006	2005
Goodwill	1,588	–
Other intangible assets	3	–
Buildings	308	49
Land	65	8
Machinery and equipment	417	11
Assets under construction	40	–
Long-term financial assets	4	–
Deferred tax assets	134	–
Assets held for sale	**2,559**	**68**
Provisions for pensions	14	–
Deferred tax liabilities	41	–
Liabilities held for sale	**55**	**–**

Fixed assets with a total value of SEK 2,541m (116) were reclassified and reported during 2006, to the extent they were not sold during the financial year, as held for sale. SEK 2,428m of this amount refers to assets in the North American packaging business for which SCA in signed a sale agreement in January 2007. The purchase price is equal to the Group's carrying amount and therefore the assets were not revalued in the 2006 closing of accounts. Other assets were valued during reclassification at fair value with a deduction for selling costs, leading to a write-down of the assets. The write-down totaled SEK 30m (33). The remaining assets are expected to be sold during 2007.

Liabilities held for sale refer to the North American packaging business.

NOTE 23 Shareholders' equity

2004, SEKm	Share capital	Other capital provided	Revaluation reserve[3,4]	Hedging reserve[3,5]	Assets available for sale[3]	Translation reserves[3]	Retained earnings	SCAs owners' equity	Minority interests	Total equity
Opening equity[1]	2,350	6,829					40,575	49,754		49,754
Changed accounting principles[1]							87	87		87
Adjustment to IFRS rules[2]							2,879	2,879	751	3,630
Opening shareholders' equity according to IFRS	**2,350**	**6,829**					**43,541**	**52,720**	**751**	**53,471**
Actuarial gains and losses relating to pensions, incl. payroll tax							–334	–334		–334
Available-for-sale financial assets:										
– Result from valuation to fair value recognized in equity										
Cash flow hedges:										
– Result from remeasurement of derivatives recognized in equity										
– Transferred to income statement for the period										
– Transferred to cost of hedged investments										
Exchange difference on foreign operations						–1,191		–1,191	10	–1,181
Result from hedging of net investment in foreign operations						192		192		192
Tax on items recognized directly in / transferred from equity							90	90		90
Total transactions recognized directly in equity						**–999**	**–244**	**–1,243**	**10**	**–1,233**
Net profit for the period recognized in the income statement							5,164	5,164	28	5,192
Total recognized revenue and costs for the period						**–999**	**4,920**	**3,921**	**38**	**3,959**
Effect of changes in acquisition balances within window period, net after tax			107					107		107
Change in Group composition										
Revaluation of owned portion at successive acquisitions, net after tax			36					36		36
Conversion of warrants, options		1						1		1
Sale of own shares							15	15		15
Dividend, 10.50 SEK per share[6]							–2,450	–2,450	–21	–2,471
Closing equity 31 December 2004	**2,350**	**6,830**	**143**			**–999**	**46,026**	**54,350**	**768**	**55,118**

NOTE 23 Equity cont'd

2005, SEKm	Share capital	Other capital provided	Revaluation reserve[3,4]	Hedging reserve[3,5]	Assets available for sale[3]	Translation reserves[3]	Retained earnings	SCAs owners' equity	Minority interests	Total equity
Opening equity	2,350	6,830	143			–999	46,026	54,350	768	55,118
Adjustment to IFRS rules[2]				–11	197		–91	95		95
Opening shareholders' equity according to IFRS	**2,350**	**6,830**	**143**	**–11**	**197**	**–999**	**45,935**	**54,445**	**768**	**55,213**
Actuarial gains and losses relating to pensions, incl. payroll tax							–238	–238		–238
Available-for-sale financial assets:										
– Result from valuation to fair value recognized in equity					191			191		191
Cash flow hedges:										
– Result from remeasurement of derivatives recognized in equity				64				64		64
– Transferred to income statement for the period between				3				3		3
– Transferred to cost of hedged investments				–24				–24		–24
Exchange difference on foreign operations						3,303		3,303	52	3,355
Result from hedging of net investment in foreign operations						567		567		567
Tax on items recognized directly in / transferred from equity				–9	–2		49	38		38
Total transactions recognized directly in equity				**34**	**189**	**3,870**	**–189**	**3,904**	**52**	**3,956**
Net profit for the period recognized in the income statement							430	430	24	454
Total recognized revenue and costs for the period				**34**	**189**	**3,870**	**241**	**4,334**	**76**	**4,410**
Change in group composition									–50	–50
Sale of own shares							15	15		15
Dividend, 10.50 SEK per share[6]							–2,451	–2,451	–27	–2,478
Closing equity 31 December 2005	**2,350**	**6,830**	**143**	**23**	**386**	**2,871**	**43,740**	**56,343**	**767**	**57,110**

2006, SEKm	Share capital	Other capital provided	Revaluation reserve[3,4]	Hedging reserve[3,5]	Assets available for sale[3]	Translation reserves[3]	Retained earnings	SCAs owners' equity	Minority interests	Total equity
Opening equity	**2,350**	**6,830**	**143**	**23**	**386**	**2,871**	**43,740**	**56,343**	**767**	**57,110**
Actuarial gains and losses relating to pensions, incl. payroll tax							2,351	2,351		2,351
Available-for-sale financial assets:										
– Result from valuation to fair value recognized in equity					210			210		210
– Transferred to profit or loss at sale					–38			–38		–38
Cash flow hedges:										
– Result from remeasurement of derivatives recognized in equity				58				58		58
– Transferred to income statement for the period				–99				–99		–99
– Transferred to cost of hedged investments				5				5		5
Exchange difference on foreign operations						–2,423		–2,423	–38	–2,461
Result from hedging of net investment in foreign operations						–352		–352		–352
Tax on items recognized directly in / transferred from equity				10	1		–716	–705		–705
Total transactions recognized directly in equity				**–26**	**173**	**–2,775**	**1,635**	**–993**	**–38**	**–1,031**
Net profit for the period recognized in the income statement							5,437	5,437	30	5,467
Total recognized revenue and costs for the period				**–26**	**173**	**–2,775**	**7,072**	**4,444**	**–8**	**4,436**
Change in group composition									–41	–41
Revaluation of owned portion at successive acquisitions, net after tax			4					4		4
Sale of own shares							79	79		79
Dividend, 11.00 SEK per share[6]							–2,571	–2,571	–54	–2,625
Closing equity 31 December 2006	**2,350**	**6,830**	**147**	**–3**	**559**	**96**	**48,320**	**58,299**	**664**	**58,963**

1) 2004 According to Swedish accounting principles. Changed accounting principles refer to accounting of payroll tax on pensions.
2) For more information see SCA's 2005 Annual Report.
3) Revaluation reserve, Assets available-for-sale and Translation reserve are included in the Reserves line in the balance sheet.
4) Revaluation reserve includes effect on equity of successive acquisitions.
5) See also Note 2 for information of when result is expected to be realized.
6) Dividend SEK 11.00 (10.50; 10.50) per share pertains to Parent Company shareholders. The Board of Directors has decided to propose to the Annual General Meeting a dividend of SEK 12.00 per share for financial year 2006.

For further information, see Parent company's note 44.

NOTE 24 Financial liabilities

At 31 December 2006 gross debt, including accrued interest, amounted to SEK 38,569m. The interest bearing gross debt was SEK 38,389m. Distribution of the gross debt is shown in the following tables. For details of interest risk, see Note 2 on page 69.

	Book value			Fair value		
SEKm	**2006**	**2005**	**2004**	**2006**	**2005**	**2004**
Short-term financial liabilities						
Amortization within one year	292	263	282	292	263	282
Bond issues	6,513	156	0	6 513	156	0
Derivatives [2]	137	294	217	137	294	217
Loan with maturities of less than one year	14,595	19,477	15,277	14,595	19,477	15,277
Total short-term financial liabilities [1]	**21,537**	**20,190**	**15,776**	**21,537**	**20,190**	**15,776**
***Long-term* financial liabilities**						
Bond issues	12,086	13,205	9,518	11,988	13,218	9,866
Derivatives [2]	413	423	–5	413	423	–
Other long-term loans with maturities > 1 year < 5 years	2,933	3,856	8,295	2,989	3,797	8,003
Other long-term loans with maturities > 5 years	1,420	1,154	1,347	1,409	1,452	1,654
Total long-term financial liabilities	**16,852**	**18,638**	**19,155**	**16,799**	**18,890**	**19,523**
Total financial liabilities	**38,389**	**38,828**	**34,931**	**38,336**	**39,080**	**35,299**

[1] Fair value of short-term loans is estimated to be the same as the book value. Interest on short-term loans is estimated to equal market rates when they have a short interest term.
[2] See note 2.

Other long-term loans

Amount-weighted interest rate by currency

	> 1 year < 5 years		> 5 years	
Currency	**Nominal, SEKm**	**Effective rate, %**	**Nominal, SEKm**	**Effective rate, %**
CAD	12	4.56		
CLP	6	5.76		
CNY	2	6.34		
EUR	1,940	3.93	987	3.45
GBP	19	5.60	89	8.15
MYR			26	2.63
NOK	1	3.95		
PHP			9	7.04
SEK	79	3.87		
TND	19	6.79		
TRY	16	10.31		
USD	839	4.05	309	6.11
Total	**2,933**		**1,420**	
MARKET VALUE	**2,989**		**1,409**	

Interest rates are the interest rates for the loans and do not reflect the Group's interest net since the Group uses interest-rate derivatives to achieve short interest duration.

Bond issues

Issued-Maturity	Loan description	Currency	Nominal	Interest, %	Effective interest, %	Book value 31 Dec. 2006 SEKm	Maturity	Fair value SEKm
2002–2007	5.375% Notes due 2007	EUR	700	5.38	5.50	6,513	25 June 2007	6,513
2003–2015	4.50% Notes Due 2015	USD	450	4.50	4.62	2,917	15 July 2015	2,904
2005–2010	3.60% Notes Due 2010	SEK	1,500	3.60	3.62	1,500	18 Nov. 2010	1,458
2005–2010	Floating Rate Note Due 2010	SEK	500	3 Months Stibor + 0.34	3 Months Stibor + 0.34	500	18 Nov. 2010	475
2005–2015	Index Linked Interest Note	SEK	300	3.5 Index (CPI) – Linked	1.93	319	1 Dec. 2015	318
2005–2015	Index Linked Interest Note	SEK	500	3.5 Index (CPI) – Linked	1.87	532	1 Dec. 2015	479
2006–2011	3.875% Notes due 2011	EUR	700	3.88	3.90	6,318	7 March 2011	6,354
TOTAL SEKm						**18,599**		**18,501**

Interest-bearing gross debt by currency

Taking into account derivatives for hedging of foreign assets, SCA's gross debt has the following currency distribution:

Currency SEKm	**2006**	**2005**	**2004**
EUR	12,526	10,637	6,435
SEK	10,123	11,026	9,935
USD	4,988	6,566	7,037
GBP	3,729	3,400	4,934
MXN	1,453	1,803	1,423
AUD	1,037	1,335	1,049
DKK	1,028	1,055	1,799
NZD	646	505	609
PLN	437	159	144
RUB	412	185	113
COP	402	369	99
SKK	312	482	304
CHF	170	273	305
Other	1,126	1,033	745
TOTAL	**38,389**	**38,828**	**34,931**

NOTE 25 Provisions for pensions

SCA has both defined contribution and defined benefit pension plans. The most substantial defined benefit plans are based on period of service and the remuneration received by employees on or close to retirement. The total pension costs for the defined benefit plans are shown below.

SEKm	2006	2005	2004
Current service cost,excluding contributions by plan participants	616	547	461
Past service cost	−12	35	32
Interest expense	911	870	850
Expected return on plan assets	−951	−822	−765
Pension costs before effects of curtailments and settlements	**564**	**630**	**578**
Curtailments and settlements	−12	73	−12
Net pension costs after effects of curtailments and settlements	**552**	**703**	**566**

Of the pension costs for defined benefit plans, SEK 189m (210m; 244) is recognized as a financial expense which is calculated based on the net value of each plan at the beginning of the year.

Expected return on plan assets is determined on the basis of the assumption that the return on bonds will be the same as the interest on a 10-year government bond and that return on equities will reach the same interest with the addition of a risk premium. The interest decided for each country is weighted on the basis of how large a proportion comprises equities and bonds respectively. At year-end 65% (63; 64) of the total fair value of the plan assets was invested in equities. The remaining 35% (37; 36) comprised fixed-income investments. The actual return on the plan assets in 2006 was SEK 2,239m (2,751; 1,601).

Pension plans with balance sheet surpluses are reported as an asset in the balance sheet, Surplus in funded pension plans. Other pension plans, which in balance sheet terms are not fully funded or unfunded, are reported as provisions for pensions. The value of all pension plans is distributed among surplus in funded pension plans and provisions for pensions respectively as shown below.

Provision for pensions, net, SEKm	2006	2005	2004
Provisions for pensions	2,793	4,810	4,388
Surplus in funded pension plans	−1,419	−470	−418
Provision for pensions, net value	**1,374**	**4,340**	**3,970**

The summaries below specify the net value of the defined benefit pension obligations.

SEKm	2006	2005	2004
Defined benefit obligations	20,270	20,936	16,924
Fair value of plan assets	−18,810	−16,513	−12,949
Net value	**1,460**	**4,423**	**3,975**
Unrecognized past service costs	−86	−83	−5
Provision for pensions, net value	**1,374**	**4,340**	**3,970**

Actuarial gains and losses for the year, reported in Consolidated statement of recognized income and expense, are positive and amount to SEK 2,254m (neg. 255; neg. 319). The accumulated gains and losses recognized in this manner thus amount to SEK 1,680m (neg. 574; neg. 319).

In addition to the effect of changes in actuarial assumptions, such as change of discount rate etc., actuarial gains and losses arose as a result of deviation from initital assumptions based on experience. Experience based deviations include unexpectedly high or low figures for employee turnover, early retirement, mortality or salary increases as well as deviation from expected rate of return on plan assets. The percentage effect of such adjustments is negative and amounts to 1% (0; 0) for the defined benefit obligations and 7% (12; 6) for the plan assets. This means that the return on the plan assets was better than expected in 2006, 2005 and 2004. In addition to what is recognized in the net value as plan assets for existing obligations, there are assets in two Swedish foundations amounting to SEK 1,017m (708; 620) which can be used for possible future undertakings for early retirement for certain categories of employees.

SCA has obligations for disability and family pensions for salaried employees in Sweden, secured through insurance with the insurance company Alecta. These benefits are reported as a defined contribution plan since SCA did not have access to sufficient information to report this obligation as a defined benefit plan. Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 40m (41, 33).

The following table shows the net value distributed taking funded, partly funded and wholly unfunded pension plans into account. The financing level varies depending on the plan.

SEKm	2006	2005	2004
Funded plans			
Defined benefit obligations	18,381	18,952	15,304
Fair value of plan assets	−18,810	−16,513	−12,949
Net value funded plans	**−429**	**2,439**	**2,355**
Unrecognized past service costs	−73	−75	−4
Provision for pensions, funded plans	**−502**	**2,364**	**2,351**
Unfunded plans			
Defined benefit obligations	1,889	1,984	1,620
Unrecognized past service costs	−13	−8	−1
Provision for pensions, unfunded plans	**1,876**	**1,976**	**1,619**
Provision for pensions, net	**1,374**	**4,340**	**3,970**

Funded plans include partially funded plans, which were previously recognized separately.

As in the previous year, no financial instruments issued by the company are included in the fair value of plan assets at 31 December 2006.

SCA's budgeted contribution for the defined benefit obligations amount to SEK 280m for 2007.

The following table explains the development of the net pension liability.

SEKm	2006 Defined benefit obligations	2006 Plan assets	2005 Defined benefit obligations	2005 Plan assets	2004 Defined benefit obligations	2004 Plan assets
Opening balance	20,936	–16,513	16,924	–12,949	15,193	–10,765
Current service cost	698		622		530	
Interest expense	911		870		850	
Expected return on plan assets		–951		–822		–765
Past service cost	–12		35		32	
Acquisitions			45	–24	27	
Curtailments, settlements and transfers	34		72		60	
Contributions by plan participants		–82	–75	–75	–69	–69
Contributions by the employer		–1,184		–823		–1,308
Benefits paid	–968	968	–816	816	–759	759
Actuarial gains and losses	–961	–1,288	2,117	–1,787	874	–562
Exchange differences	–368	240	1,142	–849	186	–239
Closing balance	**20,270**	**–18,810**	**20,936**	**–16,513**	**16,924**	**–12,949**

Principal actuarial assumptions, %

	2006	2005	2004
Discount rate	4.8	4.4	5.1
Expected return on plan assets	6.5	5.9	6.2
Future salary increases	4.0	3.6	3.6
Future cost of living increases	2.5	2.4	2.4

The actuarial assumptions comprise a weighted average of assumptions applied in calculating the defined benefit obligation on the balance sheet date and the pension cost for the following year.

NOTE 26 Other provisions

SEKm	Acquisitions and divestments	Efficiency programmes	Current operations	Tax risks	Environment	Legal disputes	Other	Total
Opening balance	41	2,311	54	1,151	168	39	18	3,782
Provisions during the year	0	3	12	4	276	11	–23	283
Utilization during the year	–24	–1,310	–47	–662	–110	–16	–59	–2,228
Reclassifications	0	50	29	–47	0	0	2	34
Dissolved during the year	–12	0	–7	–27	–1	–4	–37	–88
Exchange differences	–1	–74	–4	–16	–9	–2	–8	–114
Closing balance	**4**	**980**	**37**	**403**	**324**	**28**	**–107**	**1,669**
Provisions comprise:								
Short-term component								1,153
Long-term component								516

Other provisions amount to SEK 1,669m (3,782; 1,836).

Of the efficiency programmes' provisions, SEK 1,310m was paid in 2006 and SEK 776m is expected to be paid in 2007 and the remaining SEK 206m in 2008. The efficiency programme is proceeding according to plan, but because deficits and surpluses arose in individual cases, transfers were made with a net effect of SEK 3m. All transfers relate to the original efficiency programme from 2005. Due to these transfers, certain payments will continue in 2008 and will not be completed during 2007, as was previously announced.

During the year new provisions were made totaling SEK 283m. Provisions for the environment mainly consist of the debt for carbon dioxide emission in 2006 of SEK 259m. "Other" includes provisions for payroll tax receivable relating to actuarial gains and losses recognized directly in equity of SEK –113m.

NOTE 27 Other long-term liabilities

SEKm	2006	2005	2004
Derivatives, operating	16	55	–
Other long-term liabilities	141	153	90
TOTAL	**157**	**208**	**90**

Of other long-term liabilities, SEK 54m (63; 68) falls due for payment later than within 5 years.

NOTE 28 Other current liabilities

SEKm	2006	2005	2004
Liabilities to associated companies	2	3	10
Derivatives, operating	48	69	–
Accrued expenses and prepaid income	5,354	5,520	5,415
Other operating liabilities	2,051	2,268	1,940
Total other current liabilities	**7,455**	**7,860**	**7,365**
Accrued expenses and prepaid income			
Accrued social security costs	371	391	407
Accrued vacation pay liability	790	810	785
Other liabilities to personnel	840	889	795
Accrued financial expenses	197	153	392
Bonus and discounts to customers	1,190	1,299	1,134
Other items	1,966	1,978	1,902
Total	**5,354**	**5,520**	**5,415**

NOTE 29 Joint ventures

Joint ventures–companies that SCA owns together with other parties and in which the parties by agreement exercise joint control are consolidated according to the proportional method. Most of the joint ventures operate within the hygiene area, mainly in South America. One joint venture company produces newsprint and has its operations in the UK. Companies in Australia, Mexico and China which were consolidated in 2004 according to the proportional method, were consolidated as subsidiaries in 2005 following acquisition of additional shares in the companies. Please see note 52.

Income statement and balance sheet items and average number of employees in joint ventures included in the SCA Group, pertain to SCA's share:

INCOME STATEMENT	2006	2005	2004
Net sales	4,261	3,828	5,211
Operating expenses	–3,917	–3,662	–4,997
Operating profit	**344**	**166**	**214**
Financial items	–46	–46	–138
Profit after financial items	**298**	**120**	**76**
Taxes	–54	–13	–59
Net profit for the year	**244**	**107**	**17**
Profit attributable to:			
Parent company shareholders	244	107	17
Minority interests			
BALANCE SHEET			
Fixed assets	2,685	2,938	2,302
Current assets	1,451	1,484	1,079
Total assets	**4,136**	**4,422**	**3,381**
Shareholder's equity	2,460	2,426	1,909
Minority interests	0	0	0
Long-term liabilities	425	721	657
Current liabilities	1 251	1 275	815
Total shareholders' equity and liabilities	**4,136**	**4,422**	**3,381**

	2006	2005	2004
Average number of employees	2 551	2 244	3 119
of whom women	24%	28%	23%

Number of employees by country

	2006	of whom women, %	2005	of whom women, %	2004	of whom women, %
Australia	–	–	–	–	36	12
Chile	200	10	176	9	182	8
Colombia	1,193	28	1,037	37	1,031	27
Ecuador	325	33	301	23	286	25
Mexico	–	–	–	–	892	18
UK	186	15	187	14	191	13
Tunisia	270	9	216	12	167	13
Turkey	131	5	114	6	–	–
Other countries	246	44	213	46	334	36
Total	**2,551**	**24**	**2,244**	**28**	**3,119**	**23**

Salaries and remuneration

SEKm	2006	2005	2004
Boards of directors, Presidents and Executive Vice Presidents	15	9	30
of which variable salary	1	4	0
Other employees	284	308	379
Total salaries and remuneration	**299**	**317**	**409**
Social security costs	119	82	110
of which pension costs [1]	88	15	14

[1] Of pension costs, SEK 1m (1; –) relates to boards, presidents and Executive Vice Presidents. Former presidents and their survivors are also included. Outstanding pension obligations to them amount to SEK 11m (11; –).

NOTE 30 *Contingent liabilities*

SEKm	2006	2005	2004
Discounted bills	0	0	5
Guarantees for			
– employees	6	8	9
– associated companies	37	39	62
– customers and others	36	36	36
Tax disputes	223	455	356
Other contingent liabilities	96	117	93
TOTAL	**398**	**655**	**561**

Contingent liabilities relating to tax disputes mainly involve a claim from the Spanish tax authorities for additional taxes amounting to EUR 19.5m, including interest. The claim is related to restructuring measures that the sellers of a Spanish company carried out prior to SCA's acquisition of the company in 1997. SCA has provided a surety for payment of the taxes but is challenging the claim and assesses that the claim will not be upheld in court. Consequently, no provision has been made in the closing accounts.

A so-called control agreement was established during 1997 between SCA, through its German holding company SCA Group Holding (Deutschland) GmbH, and PWA (name changed to SCA Hygiene Products AG) effective 1 January 1998. The agreement is valid until further notice with a mutual termination period of six months and entails a liability for the German holding company to carry any losses that arise in SCA Hygiene Products AG and guarantees a certain minimum annual dividend (EUR 8.77) during the term of the agreement. SCA has provided a surety for the German holding company's commitments pursuant to the agreement. The remaining minority shareholders' (3.4% of the shares in the company) exercise rights priced according to the control agreement at EUR 144 are still in effect pending a final legal decision in the underlying valuation dispute. The valuation issue was ruled on in the first instance, which in October 2004 decided to set the value at EUR 188.67 per share and the annual dividend to EUR 17.32 per share (reduced by applicable corporate tax). The minority shareholders and SCA have appealed the ruling, as a result of which there is as yet no legally binding decision. The valuation dispute will affect the outstanding minority shareholders' exercise price if they decide to exercise their right, the guaranteed dividend level, and the price of the shares that SCA has redeemed during the term of the control agreement. A final court decision may be forthcoming in 2007.

SCA entered into lease-out/lease-in transactions during 1996 with American banks as counter parties pertaining to the two LWC plants in Ortviken, Sweden. The terms of the contracts were originally 32 and 36 years. However, SCA has the opportunity to cancel the transactions in 2014 and 2015, respectively, without incurring any financial consequences. At the time the transactions were effected, the net present value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 611m. This amount, in accordance with the agreements, is partly deposited in accounts in banks with at least AA rating, and partly in US securities with an AAA rating. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. Moreover, SCA is liable to take such action if the depositary bank's rating falls below A. The counter parties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 1996 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counter parties for financial losses which may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 20% of the present value of the leasing amount. The agreements were composed and examined by legal experts in Sweden and the U.S. and are considered to follow the standard practice for lease-out/lease-in transactions.

During 2000, SCA entered into a leasing transaction with American banks as counter parties pertaining to the Östrand pulp mill in Timrå, Sweden. The term of the transaction was originally 30 years. However, SCA has the opportunity to cancel the transactions in 2017 without incurring any financial consequences. At the time the transactions were effected, the current value of the leasing amount which SCA has undertaken to pay amounted to about SEK 4 billion or USD 442m. Of this amount, in accordance with the agreement, an amount corresponding to SEK 3.6 billion is partly deposited in accounts in banks, partly in US securities, both with AA ratings. SCA carries the credit risk against the depositary banks, but this is considered, as a result of the structure of the agreements, to be insignificant. Should the rating of a depositary bank decline in the future, SCA has the possibility to transfer the deposit to another bank with a better rating. The counter parties have accepted that the deposited funds are applied for the leasing undertakings. The advance payments and deposits were netted during 2000 in the balance sheet. Should SCA as the result of extraordinary events (of a force majeure nature) elect not to fulfil, or cannot fulfil the leasing contracts, SCA is liable to compensate the counter parties for economic losses that may be incurred as a result. Compensation varies during the lifetime and can amount to a maximum of about 15% of the present value of the leasing amount. The agreements, as in the 1996 transactions, were composed and examined by legal experts in Sweden and the US and are considered to follow the standard practice for this type of transaction.

The three ships which are included in SCA's distribution system are owned and financed by three bank-controlled companies. The vessels are operated by Rederi AB Transatlantic under three so-called bare-boat charters and are placed at the disposal of SCA Transforest by Rederi AB Transatlantic under three time charters. In the event that Rederi AB Transatlantic does not fulfil its obligations to the owners, SCA Transforest is committed to assume the bare-boat charters on behalf of Rederi AB Transatlantic or acquire the vessels.

In 2005, SCA signed an eight-year fixed-price agreement with a Swedish electricity supplier for electricity deliveries to the company's Swedish plants. The agreement covers approximately 45% of estimated consumption at these plants.

In raising certain credits, at the request of the lender, companies in the Group provided letters of comfort and other, similar support letters. To the extent that similar documents are not reported as contingent liabilities, the assessment was made that said documents cannot serve as a basis for payment obligations. In addition, a negative clause was included in certain loan agreements, with the consequence that the borrower cannot, without the approval of the lender, pledge collateral for other commitments during the credit period.

In the sale of companies and operations SCA has provided the customary seller guarantees.

NOTE 31 Pledged assets

SEKm	Pledged assets relating to financial liabilities	Other	Totalt 2006	2005	2004
Real estate mortgages	486	53	539	556	706
Chattel mortgages	5	25	30	63	150
Other	0	130	130	41	36
TOTAL	**491**	**208**	**699**	**660**	**892**

Liabilities for which some of these assets were pledged as collateral amounted to SEK 1m (45; 360) at 31 December 2006.

NOTE 32 Remuneration to senior executives

A fee is paid to the Board Chairman and other members elected by a General Meeting in accordance with the decision of the General Meeting. A separate fee is paid for work carried out in Board committees. Distribution of fees in 2006 is presented in Note 34.

Principles

Remuneration to the CEO and other senior executives comprises a fixed salary (basic salary), any variable remuneration, other benefits and pension. Other senior executives include executive vice president, business group presidents and heads of corporate staff units; see page102–103 for the composition of the Group. Total compensation must be at market rates and competitive in the labour market in which the executive works.

The fixed salary and variable remuneration shall be in proportion to the executive's responsibility and authority. For the CEO, as well as other senior executives, the variable remuneration is maximized and related to the base salary. The variable remuneration shall be based on the outcome in relation to set targets and, as far as possible, be linked to the value development for SCA shares that accrues to the shareholders. With regard to the company's programme for variable remuneration, see below under Variable remuneration.

In the event of termination of employment a notice period should normally apply of two years, if notice is initiated by the company, and one year, if notice is initiated by the executive. Severance pay should not arise.

Pension benefits are either defined benefit or defined contribution, or a combination, and give the executive the right to receive a pension from the age of 60 at the earliest. Earned pension benefits are contingent on employment being sustained for a long period, currently 20 years. Upon termination of employment prior to retirement age, the executive will receive a paid-up policy for pension from age 60. Variable remuneration does not provide pension entitlement.

Questions relating to remuneration to company management are handled by a Remuneration Committee, and with regards to the CEO, decided by the Board.

NOTE 32 cont.

Remuneration and other benefits during the year

SEK	Base salary/ Board fees	Variable re-muneration	Other benefits	Pension costs	Total
Board chairman	1,265,000	–	–	432,570	1,697,570
CEO	6,254,400	–	348,044	4,100,873	10,703,317
Other senior executives	34,191,445	5,535,163	3,000,581	15,852,862	58,580,051
Total	**41,710,845**	**5,535,163**	**3,348,625**	**20,386,305**	**70,980,938**

Comments to the table

- In applying the company's earlier contract with the Chairman of the Board, who was previously President and CEO of SCA, from the date he left employment in 2002 and until he reaches age 65, he will essentially remain at the remuneration level that is comparable to his previous employment benefits (excluding variable remuneration). In addition to contractual pension, he will accordingly receive an annual supplementary amount, which for 2006 amounted to SEK 1,963,080. As shown in the table above he also received fees for serving as SCA's Board Chairman and on the Remuneration Committee and as a member of the Audit Committee totalling SEK 1,265,000. A salary increase of 3.5% was decided for the CEO in 2006 and 4.0% for 2007.
- Variable remuneration covers fiscal 2006 but is paid during 2007. For information about how the variable remuneration is calculated, see below under Variable remuneration.
- Other benefits pertain to housing and company car.
- Most of the Group's senior executives have defined benefit pension plans. Pension costs pertain to the costs that affected earnings for the year, excluding special payroll tax. For additional information about pensions, see below under Pensions and severance pay.

Variable remuneration

SCA's variable remuneration programmes involve executives at the Group and business group level. The programmes for 2006 include a cash-flow and a share-related component, which for 2006 can give a maximum remuneration amounting to 60% (90% for North American managers) of the annual base salary and which for 2007 can provide a maximum remuneration of 75% (90% for North American managers) of the base salary.

The cash flow-related component is based on an earning period of one year. The outcome, which for 2006 may amount to a maximum of 35% (60% for North American managers) of the base salary and for 2007 to a maximum of 50% (60% for North American managers), is dependent on whether or not the set targets are achieved. The 2007 targets for the CEO, the executive vice president and the heads of corporate staff units will be measured with respect to profit before tax, while the target for the business group presidents will continue to be based on cash flow. Any result is paid in cash after the close of each earning year. The target for the CEO, the executive vice president and business group presidents is set annually by the Board of Directors' Remuneration Committee. The targets for other executives are determined by the CEO.

Similarly, the share-related component is based on an earning period of one year. The result depends on how the value (measured as total shareholders' return) of SCA's series B shares progresses over a three-year period in relation to the value trend among SCA's competitors in Sweden and abroad. The result requires that the real return for SCA Class B shares exceeds the average real return among a comparative group. The maximum annual return is 25% (30% for North American managers) of the base salary during the particular earnings period. Any result is paid in cash.

The CEO, the executive vice president and heads of central staffs will not receive any variable remuneration for 2006.

For other senior executives, the programme resulted in an average remuneration corresponding to 23% of the base salary, which will be paid during 2007.

Financial instruments, etc.

Previous year's programmes	Employee stock options 2001/2008 Number	Employee stock options 2002/2009 Number
Board Chairman (formerly CEO)	40,000	40,000
CEO	20,000	35,000
Other senior executives	46,000	103,000
Total	**106,000**	**178,000**

Comments to the table

- At 31 December 2006, senior executives held stock options from the 2001/2008 and 2002/2009 programmes. For more detailed terms and conditions for these programmes, see below. Other programmes from previous years have now terminated.
- During 2001 and 2002, about 200 senior executives received stock options at no cost at a value (theoretically calculated) which on the date did not exceed about 20% of the executive's base salary. The total number of stock options for both years allocated to these executives amounted to about 1,800,000. The maturity of the options is seven years and 1/3 of them may be exercised after one year, 1/3 after two years and the remaining 1/3 after three years. When exercising the options, the employee must make payments corresponding to the average latest paid price for Class B shares in SCA during a certain period prior the allocation date. For options allocated in 2001, the exercise price was set at the average share price during a ten-day period in May 2001, SEK 220.00. For the options allocated in 2002, the exercise price was set at the average share price during a ten-day period in May 2002, SEK 347.50. The options have so many entitlement restrictions that they are considered to lack market value. With the share price at year-end, SEK 357.50, the value of all outstanding options amounted to SEK 49.6m, of which SEK 40.6m for options allocated in 2001 and SEK 9.0m for options allocated in 2002. The expenses for social security costs at exercise of the stock options have been hedged with regard to increases in the SCA share price. The risk of a downturn in the share price is not hedged. Hedging is conducted in share swaps at a nominal SEK 104m. The market value at year-end was approximately SEK 12m. The market value of the hedging transaction will be established and recognized in income as incurred.
- During 2006, senior executives exercised 33,000 options from the 2001/2008 or 2002/2009 programmes.

Pensions and severance pay

The pension agreement for the CEO, who has a defined-benefit plan, is formulated so that retirement pension (including national pension benefits) is paid from the age of 65 at 70% of salary at retirement (excluding variable remuneration). However, he is entitled to retire at 60, with 70% of salary at retirement (excluding variable remuneration) between the ages of 60 and 65 and subsequently with 50% of salary at retirement (excluding variable remuneration). In both cases, full pension is contingent upon employment being sustained in the Group during at least 20 years from the date the CEO reached 40 years of age. Upon termination of employment prior to age 65, a paid-up policy is received for pension payments from age 65 or 60. This is contingent upon employment being sustained in the Group during at least 3 years from the date the CEO reached 40 years of age. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

The agreement with the CEO stipulates a period of notice of termination of two years if such notice is given by the company. The CEO has a corresponding right with a period of termination of one year. If notice is given by the company, the CEO is not obligated to serve during the period of notification. The agreement does not contain any stipulations with regard to severance pay.

In the case of most of the other senior executives in the Group there is a defined benefit pension plan, which grants the executive the right at age 65 to receive a pension (including general pension benefits) at up to 70% of the salary (excluding variable salary). However, they are entitled to retire at 60 with 70% of the salary at retirement (excluding variable remuneration), between 60 and 65 and subsequently with 50% of the salary at retirement (excluding variable remuneration). Normally, full pension requires the executive having been employed in the Group for 20 years. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 65 or 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension.

The applicable pension plan for the CEO and most of the other senior executives has been closed for new entries. Accordingly, during 2004 a new pension plan was established. The new plan is a combination defined benefit and defined contribution pension plan that provides the executives the right at age 60 to receive a retirement pension(including national pension benefits) of up to 45% of the average salary (excluding variable remuneration) for three years prior to retirement age. For full pension, the individual must have been employed for at least 20 years calculated from 40 years of age. Upon termination of employment prior to reaching retirement age, a paid-up policy is received for pension payments from age 60, under the condition that the executive, after reaching the age of 40, has been employed in the Group for at least three years. In addition, beneficiaries' pension amounts to about 50% of retirement pension. In addition to the defined benefit pension, a pension is paid based on premiums paid by the company. The premiums paid for each year of service amount to 10% of the executive's base salary and are invested in a fund or insurance chosen by the executive.

Between the company and other senior executives a period of notice of termination of two years normally applies if such notice is given by the company. The executive has a corresponding right with a period of notice of termination of one year. The executive is normally expected to be available to the company during the notice period. The agreements have no stipulations with regard to severance pay.

Preparation and decision processes

During the year, the Remuneration Committee submitted to the Board recommendations regarding the principles for remuneration of senior executives. The recommendation contained the proportions between fixed and variable remuneration and the size of any salary increases. In addition, the Remuneration Committee proposed criteria for assessing variable remuneration and pension terms.

The Board discussed the Remuneration Committee proposal and decided based on the committee's recommendations.

The remuneration to senior executives for fiscal 2006 was based on the Remuneration Committee's recommendation, and with regards to CEO decided by the Board. The affected executives did not participate in remuneration matters pertaining to themselves.

When it was deemed appropriate, the work of the Remuneration Committee was carried out with the support of external expertise. For information amount the composition of the Remuneration Committee, see page 95-96.

NOTE 33 Other external expenses

2006 other external costs include costs for efficiency programme of SEK 0m (18).

Fees and remuneration to auditors are included with:

SEKm	2006	2005
Öhrlings PricewaterhouseCoopers		
Auditing assignments	9	9
Other assignments	2	11
TOTAL	**11**	**20**

Leasing

Future payment commitments for non-cancellable operating leases are as follows:

SEKm	2006	2005
Within 1 year	43	20
Between 2–5 years	120	49
Later than 5 years	106	–
Total	**269**	**69**

Cost for the year for leasing of assets amounted to SEK 26m (24). Leasing assets comprise means of transportation, premises and technical equipment. In reality, such contracts can be terminated early.

NOTE 34 Personnel costs and employees

Total personnel costs for 2005 include costs of SEK 93m related to staff cutbacks in connection with ongoing efficiency programmes within the Group. This amount also includes costs for employees who were previously not employed in the Parent Company.

Salaries and remuneration

SEKm	2006	2005
Boards [1], President and Executive Vice Presidents	14	17
of which variable salary	0	0
Other employees	72	73
TOTAL SALARIES AND REMUNERATION	**86**	**90**

Of salary total for 2005, SEK 8m related to efficiency programmes.

1) Board fees decided by the general meeting are included with SEK 3.4m (2.8) distributed with SEK 1,140,000 to the Board Chairman and SEK 380,000 each to the other general meeting elected Board members. In addition, remuneration is paid for committee work of SEK 50,000 to each Board member in the Remuneration Committee and for directors in the Audit Committee, remuneration of SEK 100,000 is paid to chairman of the Audit Committee and SEK 75,000 to each of the other members.

Social security costs

SEKm	2006	2005
Total social security costs	72	118
of which pension costs [2]	42	87

In social security costs for 2005, SEK 30m pertained to costs for efficiency programmes of which SEK 27m comprised pension costs. Provisions for pensions include SEK 26m (25) attributable to costs for efficiency programmes.

2) Of the Parent Company's pension costs, SEK 24m (31) pertain to the Board, President and Executive Vice Presidents. Former Presidents and Executive Vice Presidents and their survivors are also included. The company's outstanding pension obligations to them amount to SEK 226m (215).

NOTE 34 cont.

Pension costs

SEKm	2006	2005
Self-administered pension plans		
Costs excl. interest expense	21	55
Interest expense (reported in personnel costs)	11	8
Pension payments PRI	2	1
Compensation pension funds	–12	–1
Cost of self-administered pension plans	22	63
Retirement through insurance		
Insurance premiums	13	17
Other	–1	–9
	34	71
Policyholder tax	0	0
Special payroll tax on pension costs	7	15
Cost of credit insurance etc	1	1
Pension costs for the year	**42**	**87**

Premiums during the year for disability and family pension insurance with Alecta amounted to SEK 4m (4). (See also Note 25 Pension Provisions, Page 82).

Average number of employees

	2006	2005
Sweden	89	89
of whom women	50%	53%

Of the total number of Board members 9% (10) are women and 18% (13) of senior executives are women.

Total absence due to illness amounts to 3% (4) (women 4% (5); men 2% (2). Of absence due to illness, 68% (66) is long-term.

NOTE 35 Depreciation of tangible and intangible assets

SEKm	2006	2005
Buildings	5	5
Land improvements	35	36
Machinery and equipment	0	1
Sub-total	**40**	**42**
Capitalized development costs	6	7
TOTAL	**46**	**49**

NOTE 36 Financial items

SEKm	2006	2005
Income from participations in group companies		
Dividends from subsidiaries	1,669	1,565
Income from participations in other companies		
Capital gains	10	9
Reversed write-down	–	3
Other interest income and similar profit/loss items		
Interest income, external	1	2
Interest income, subsidiaries	201	167
Other financial income, external	24	1
Interest expenses and similar profit/loss items		
Interest expenses, external	–1	–6
Interest expenses, subsidiaries	–1,166	–914
TOTAL	**738**	**827**

NOTE 37 Appropriations and untaxed reserves

Of the parent company's untaxed reserves SEK 124m (121) pertains to accumulated depreciation in excess of plan.

NOTE 38 Taxes

Tax on profit for the year

SEKm	2006	2005
Current tax income (–)	–404	–234
Deferred tax expense (+), tax income (–)	15	–129
TOTAL REPORTED TAX	**–389**	**–363**

Reconciliation percentage tax:

%	2006	2005
Tax expense	–98.8	–107.6
Expected tax expense	28.0	28.0
DIFFERENCE	**–126.8**	**–135.6**
Difference is due to:		
Taxes related to prior periods	–7.6	–4.6
Non-taxable dividends from subsidiaries	–118.6	–129.7
Other non-taxable/non deductible items	–0.6	–1.3
TOTAL	**–126.8**	**–135.6**

The Parent Company participates in the Group's tax pooling arrangement and pays the majority of the Group's total Swedish taxes. Reported current tax revenues represent the portion of the Group's total Swedish taxes attributable to the Parent Company. Other Group companies that participate in the arrangement have current tax expenses totaling SEK 380m (222). The Parent Company's claim on subsidiaries for taxes on their account is reported as current receivables from subsidiaries.

Current tax income

SEKm	2006	2005
Income tax for the period	–380	–222
Adjustments for prior periods	–24	–12
CURRENT TAX INCOME	**–404**	**–234**

Current tax liability (+), tax assets (–)

Change during the period of current tax liability is explained below:

SEKm	2006	2005
Opening balance	–7	251
Current tax income	–404	–234
Tax payments	23	–246
Tax expense other Group companies	380	222
CLOSING TAX ASSET	**–8**	**–7**

Deferred tax expense (+), tax income (–)

SEKm	2006	2005
Changes in temporary differences	21	–126
Adjustments for prior periods	–6	–3
DEFERRED TAX EXPENSE (+), TAX INCOME (–)	**15**	**–129**

Deferred tax liability

Change in deferred tax liability during the period is explained below:

SEKm	Opening balance	Deferred tax expense	Closing balance
Land and buildings	1,465	2	1,467
Provisions for pensions	–82	–4	–86
Loss carry forwards	–112	13	–99
Other	–44	4	–40
TOTAL	**1,227**	**15**	**1,242**

NOTE 39 Intangible assets

Capitalized development costs

SEKm	2006	2005
Opening cost	34	34
Closing accumulated cost	**34**	**34**
Opening amortization	–17	–10
Amortization for the year	–6	–7
Closing accumulated amortization	**–23**	**–17**
CLOSING PLANNED RESIDUAL VALUE	**11**	**17**

NOTE 40 Tangible assets

	Buildings		Land		Machinery and equipment	
SEKm	2006	2005	2006	2005	2006	2005
Opening cost	146	147	1,337	1,276	16	16
Investments	4	–	129	69	–	–
Sales and disposals	–	–1	–14	–8	–1	–
Closing accumulated cost	**150**	**146**	**1 452**	**1 337**	**15**	**16**
Opening amortization	–58	–54	–461	–425	–15	–15
Sales and disposals	–	1	6	–	1	1
Amortization for the year	–5	–5	–35	–36	0	–1
Closing accumulated depreciation	**–63**	**–58**	**–490**	**–461**	**–14**	**–15**
Opening revaluations	–	–	5,079	5,079	–	–
Closing accumulated revaluations	**–**	**–**	**5,079**	**5,079**	**–**	**–**
CLOSING PLANNED RESIDUAL VALUE	**87**	**88**	**6,041**	**5,955**	**1**	**1**
Tax assessment value	35	14	9,823	9,738		

Land includes forest land with SEK 5,662m (5,591).

NOTE 41 Shares and participations

	Subsidiaries		Other companies	
SEKm	2006	2005	2006	2005
Opening cost	53,874	45,768	70	73
Investments	–	8,106	–	–
Increase through acquisition of subsidiaries	2,783	–	–	–
Divestments	–	–	–	–3
Closing accumulated cost	**56,657**	**53,874**	**70**	**70**
Opening revaluations	140	140	–	–
Closing accumulated revaluations	**140**	**140**	**0**	**0**
Opening write-downs	–140	–140	–45	–48
Reversal of earlier impairment losses for the year	–	–	0	3
Closing accumulated write-downs	**–140**	**–140**	**–45**	**–45**
CLOSING PLANNED RESIDUAL VALUE	**56,657**	**53,874**	**25**	**25**

Increase through acquisition of subsidiaries for the year comprises a purchase from another Group company. Other companies include shareholding in the French listed company Otor SA, which is recognised at fair value, SEK 14m.

Parent Company's holdings of shares and participations in subsidiaries, 31 December 2006

Company name	Reg. no.	Domicile	No. of shares	Equity percent-age, %	Book value SEKm
Swedish subsidiaries:					
Fastighets- och Bostads-aktiebolaget FOBOF	556047-8520	Stockholm	1,000	100	0
SCA Försäkrings-aktiebolag	516401-8540	Stockholm	140,000	100	14
SCA Kraftfastigheter AB	556449-7237	Stockholm	1,000	100	0
SCA Recovered Papers Holding AB	556537-5739	Stockholm	1,000	100	0
SCA Research AB	556146-6300	Stockholm	1,000	100	0
SCA Hedging AB	556666-8553	Stockholm	1,000	100	0
Foreign subsidiaries:					
SCA Group Holding BV	33181970	Amsterdam	246,347	100[1]	53,860
SCA Packaging Coordination Center NV	BTW BE 864.768.955	Diegem	1,079,999	100	985
SCA Packaging Marketing NV	BTW BE 0421.120.154	Diegem	731,279	100	1,798
Total book value subsidiaries					**56,657**

[1] During the year the Company moved ownership of SCA Verwaltungs GmbH down to SCA Group Holding BV, whose carrying amount was increased by an equivalent amount.

NOTE 42 Current receivables from and liabilities to subsidiaries

SEKm	2006	2005
Current assets		
Interest-bearing receivables	52	91
Other receivables	1,235	1,467
Total current assets	**1,287**	**1,558**
Current liabilities		
Interest bearing liabilities	41,562	37,385
Other liabilities	3,669	3,311
Total current liabilities	**45,231**	**40,696**

NOTE 43 Other current receivables

	2006	2005
Prepaid expenses and deferred income	10	9
Other receivables	169	106
TOTAL	**179**	**115**

NOTE 44 Shareholders' equity

Change in equity is shown in the financial report relating to Equity presented on page 59. The share capital and number of shares have increased since 1993 with new issues and conversions as set out below:

Year	Event	No. of shares	Increase in share capital	Paid-in amount SEKm
1993	**Number of shares 1 January 1993**	**172,303,839**		
1993	Conversion of debentures and new subscription through warrants 1	4,030,286	40.3	119.1
	New issue 1:10, issue price SEK 80	17,633,412	176.3	1,410.7
1994	Conversion of debentures	16,285	0.2	–
1995	Conversion of debentures	3,416,113	34.2	–
1999	New issue 1:6, issue price SEK140	32,899,989	329.0	4,579.0
2000	Conversion of debentures	101,631	1.0	15.0
2001	New issue, private placement	1,800,000	18.0	18.0
2002	New subscription through warrants IIB	513	0	0.1
2003	Conversion of debentures	1,127,792	11.3	288.4
	New subscription through warrants IIB	1,697,683	17.0	434.5
2004	Conversion of debentures	9,155	0.1	1.1
2006	**Number of shares, 31 December 2006**	**235,036,698**		

SCA's share capital, 31 December 2006

	Number of votes	Number of shares	Nominal amount SEKm
A shares	10	37,635,069	376
B shares	1	197,401,629	1,974
SUMMA		**235,036,698**	**2,350**

No change in number of shares will occur in the event of utilization of outstanding stock options since these are totally covered by the Parent Company's treasury shares.

The quota value of the Parent Company's shares amounts to SEK 10.

Treasury shares at the beginning of the year amounted to 1,602,283 shares and at year end to 1,253,138 shares. Shares are held as part of the employee stock option programme described in Note 32. During the year 349,145 shares were redeemed by employees included in the programme.

NOTE 45 Provisions for pensions

Parent Company has both defined contribution and defined benefit pension plans. Below is a description of the Parent Company's defined benefit plans.

PRI pensions

Pension liabilities pertaining to PRI pensions have been secured through a common Swedish SCA pension fund. The market value of the Parent Company's portion of the foundation's assets at 31 December 2006 amounted to SEK 72m (69). During the year compensation of SEK 12m (1) was received. The capital value of the pension obligations at 31 December 2006 amounted to SEK 57m (51). Pension payments of SEK 2m (1) were made during 2006. Since the assets exceed the pension obligations, no liability is recognized in the balance sheet.

Other pension obligations

The Group's note 32, Remuneration to senior executives, describes the other defined benefit pension plans that the Parent Company offers. The table below shows the change between the years.

Capital value of pension obligations relating to self-administered pension plans

SEKm	2006	2005
Opening balance	306	242
Compensation received for takeover of pension obligation	–	18
Cost excluding interest expense	21	55
Interest expense (reported in personnel costs)	11	8
Payment of pensions	–17	–17
Closing balance	**321**	**306**

External actuaries have carried out capital value calculations pursuant to the provisions of the Swedish Act on Safeguarding of Pension Obligations. The discount rate is 3.5% for both years.

NOTE 46 Other provisions

Total provisions for efficiency programmes amount to SEK 23m (51), including SEK 12m (24) long-term and SEK 11m (27) short-term. The short-term provisions are reported under Other current liabilities. Long-term provisions of SEK 8m are expected to be paid in 2008 and SEK 4m in 2009.

NOTE 47 Interest-bearing liabilities

SEKm	2006	2005
Bond Loans	–	6
Total current interest bearing liabilities	**–**	**6**
Other long-term loans with maturity > 5years	–	44
Total long-term interest bearing liabilities	**–**	**44**
TOTAL EXTERNAL BORROWING	**–**	**50**

During the year the Parent Company chose to prematurely redeem an STP loan from AMFK with a redemption discount of SEK 18m, which is reported in other financial income.

NOTE 48 Other current liabilities

SEKm	2006	2005
Accrued expenses and prepaid income	55	63
Current provision	11	27
Other operating liabilities	4	4
Total other current liabilities	**70**	**94**

SEKm	2006	2005
Accrued expenses and prepaid income		
Accrued social security costs	8	6
Accrued vacation pay liability	8	9
Other liabilities personnel	4	–
Accrued financial expenses	–	1
Other items	35	47
TOTAL	**55**	**63**

NOTE 49 Contingent liabilities

SEKm	2006	2005
Guarantees for		
– employees	1	2
– subsidiaries	37,036	35,854
Other contingent liabilities	8	8
TOTAL	**37,045**	**35,864**

In addition to this, the Parent Company has signed subsidiary guarantees for 18 Dutch companies within the SCA Packaging business group. The Parent Company guarantees all the company's obligations as for own debt.

The Parent Company is also a guarantor as for own debt for all the subsidiary SCA Graphic Sundsvall AB's obligations according to contracts regarding physical deliveries of electric power in 2005–2013.

NOTE 50 Pledged assets

SEKm	Owed to credit institutions	Other interest-bearing liabilities	Other	Total 2006	Total 2005
Real estate mortgages	481			481	481
Chattel mortgages		20		20	20
Other			130	130	35
TOTAL	**481**	**20**	**130**	**631**	**536**

NOTE 51 Adoption of the annual accounts

The annual accounts will be adopted by SCA's Annual General Meeting and will be presented for decision at the Annual General Meeting on 29 March 2007.

NOTE 52 List of major subsidiaries, associated companies

Group holdings of shares and participation in major companies 31 December 2006.
The selection of subsidiaries and joint venture companies includes firms with sales greater than SEK 500m in 2006.

Company name	Corporate identity number	Domicile	Number of shares	Capital %	Book value, SEKm
Subsidiaries					
SCA Hygiene Products GmbH, Mannheim	HRB3248	Mannheim		100	
SCA Hygiene Products GmbH, Wiesbaden	HRB5301	Wiesbaden		100	
SCA Hygiene Products AG	0203917992-8	Regensdorf		99	
SCA Hygiene Products GmbH, Vienna	FN49537z	Vienna		100	
SCA Hygiene Products SA-NV, Belgium	Verviers 038415	Stembert		100	
SCA Hygiene Products S.A., France	475581948	Linselles		100	
SCA Hygiene Products (Fluff) Ltd	577116	Dunstable		100	
SCA Hygiene Products Nederland B.V.	30135724	Zeist		100	
Uni-Charm Mölnlycke B.V.	330631	Hoogezand		40	
SCA Hygiene Products S.r.l.	3318780966	Busto Arsizio		100	
SCA Hygiene Products S.A., Spain	A28451383	Madrid		100	
SCA Hygiene Paper España SL	B61534731	Valls		100	
SCA Hygiene Products Slovakia s.r.o.	36590941	Gemerska Horka		100	
SCA Hygiene Products AB	556007-2356	Härryda		100	
SCA Hygiene Products A/S, Denmark	30877	Alleröd		100	
SCA Hygiene Products A/S, Norway	915620019	Tönsberg		100	
SCA Hygiene Products Kft	13-09-063186	Budapest		100	
OY SCA Hygiene Products AB	FI01650275	Helsinki		100	
SCA Tissue North America LLC	58-2494137	Delaware		100	
Tuscarora Inc	25-1119372	Pennsylvania		100	
Alloyd Co.Inc	36-3723056	Delaware		100	
ooo SCA Hygiene Products Russia	4704031845	Svetogorsk		100	
SCA Hygiene Australasia Limited	1470756	Auckland		100	
SCA Hygiene Australasia Pty Ltd	62004191324	South Yarra		100	
Sancella Pty Ltd	55005442375	Springvale		100	
SCA Consumidor México, SA de CV	SCM931101 3S5	Mexico City		100	
Sancela, SA de CV	SAN-790424-8Ki	Mexico City		100	
Papeles Higiénicos del Centro SA de CV	PHC 970421DZ0	Mexico City		100	
SCA Graphic Sundsvall AB	556093-6733	Sundsvall		100	
SCA Timber AB	556047-8512	Sundsvall		100	
SCA Timber (UK) Ltd	2541468	Scunthorpe		100	
SCA Skog AB	556048-2852	Sundsvall		100	
SCA Transforest AB	556431-6965	Sundsvall		100	
SCA Graphic Laakirchen AG	FN171841H	Laakirchen		100	
SCA Emballage France SAS	B352398796	Nanterre		100	
SCA Packaging Nicollet SAS	B766500011	Neuilly sur Seine		100	
SCA Packaging Belgium NV	RPR0436-442-095	Gent		100	
SCA Packaging Switzerland AG	400.3.006.269-5	Oftringen		100	
SCA Packaging Ltd	192236	Aylesford		100	
SCA Packaging Benelux BV	8046917	Eerbeek		100	
SCA Packaging Stiftung & Co KG	HRA 3009	Mannheim		100	
SCA Packaging Containerboard Deutschland GmbH	HRB7360	Aschaffenburg		100	
SCA Packaging Denmark Holding AS	A/S220103	Grenå		100	
SCA Packaging Obbola AB	556147-1003	Umeå		100	
SCA Packaging Munksund AB	556237-4859	Piteå		100	
SCA Packaging Sweden AB	556036-8507	Värnamo		100	
SCA Packaging Fulda GmbH	HRB902	Fulda		100	
SCA Packaging Ceska republica S.R.O	44222882	Jilove u Decina		100	
SCA Packaging Italia SpA	MI6562/1999	Milan		100	
SCA Recycling Deutschland GmbH	HRB 12280	Traunstein		100	
SCA Recycling UK ltd	214967	Aylesford		100	
Joint Ventures					
Aylesford Newsprint Holdings Ltd	2816412	Aylesford		50	
Productos Familia S.A., Colombia	Sharecertif. 1260	Medellin		50	
Associated companies					
Staper Ltd	1130403	Aylesford	100,000	50	6
Lantero Carton SA	A-81907701	Madrid	100	25	277
Cartografica Galeotti SPA	1333330464	Lucca	16,666	33	11
Herrera Holding Inc	A200100676	Makati City	18,296	40	3
Papyrus	FN124517p	Vienna	1	32	15
GAE Smith	1075198	Leicester	44,300	50	75
Sundsvallshamn AB	556015-8072	Sundsvall	27,000	45	19
Tianjin China Packaging Group SCA Packaging Products Co Ltd	014887	Tianjin	99	25	15
STAG-Frischholz GmbH	FN113626y	Steyrermühl	1	33	4
Belovo Paper Mill AD	BG822104867	Bulgaria	1,633,508	28	9
Other associated companies					5
Book value, associated companies					**439**

Proposed distribution of earnings

Annual accounts 2006

Distribution of earnings, Parent Company

Distributable equity in the Parent Company:	
retained earnings	11,146,390,876
net profit for the year	783,031,979
Total	**11,929,422,855**
The Board of Directors and the President proposes:	
to be distributed to shareholders, a dividend of SEK12.00 per share	2,805,402,720[1]
to be carried forward	9,124,020,135
Total	**11,929,422,855**

Stockholm, 27 February 2007

The Board of Directors and the President confirm that, to the best of our knowledge, the annual accounts have been prepared in accordance with generally accepted accounting standards for listed companies, the information provided is consistent with the actual circumstances, and nothing of significant importance has been omitted that would affect the impression of the company created by the annual report.

Sverker Martin-Löf
Chairman of the Board

Rolf Börjesson | Sören Gyll | Tom Hedelius

Leif Johansson | Lars Jonsson | Lars-Erik Lundin

Anders Nyrén | Örjan Svensson | Barbara Milian Thoralfsson

Jan Åström
President and CEO

Our audit report was submitted on 27 February 2007

Robert Barnden
Authorized Public Accountant

[1] Based on the number of outstanding shares as of 31 December 2006. The amount of the dividend may change if any treasury share transactions are executed before the record date, 3 April 2007.

Audit report

To the annual meeting of shareholders in Svenska Cellulosa Aktiebolaget SCA (publ) Corporate identity number 556012-6293

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the president of Svenska Cellulosa Aktiebolaget SCA (publ) for the year 2006. The company's annual accounts are included in the printed version of this document on pages 43–92. The board of directors and the president are responsible for the accounts and the administration of the company, as well as for ensuring that the annual accounts and consolidated accounts are prepared in accordance with the Annual Accounts Act. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

The audit was performed in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain a high level of but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the president and significant estimates made by the board of directors and the president when preparing the annual accounts and consolidated accounts, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and the company's circumstances in order to be able to determine the liability, if any, to the company of any board member or the president. We also examined whether any board member or the president has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association.

We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's and the Group's results of operations and financial position in accordance with generally accepted accounting principles in Sweden. The Board of Directors' report is consistent with the other parts of the annual accounts and consolidated accounts.

We recommend to the annual meeting of shareholders that the income statement and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the Board of Directors' report and that the members of the board of directors and the president be discharged from liability for the financial year.

Stockholm, 27 February 2007

PricewaterhouseCoopers AB

Robert Barnden
Authorized Public Accountant

Corporate Governance Report for Svenska Cellulosa Aktiebolaget SCA (publ)

SCA applies the Swedish Code of Corporate Governance. Information about the Code is available on the website of the Swedish Corporate Governance Board, www.bolagsstyrningskollegiet.se. Here foreign investors will find a description of the Swedish corporate governance model in "Special Features of Swedish Corporate Governance."

This Corporate Governance Report is not a part of the formal annual report and has not been reviewed by the company's auditors.

Articles Of Association

The articles of association are adopted by the general meeting of shareholders and contain a number of basic mandatory details about the company. The full articles of association are available on SCA's website, www.sca.com.

SCA's articles of association stipulate, among other things, that the Board of Directors shall consist of three to twelve members, that Class A shares shall carry ten votes and that Class B shares shall carry one vote.

General Meetings

SCA's highest decision-making body is the general meeting of shareholders, which all shareholders are entitled to attend. Each shareholder also has the right to have a matter considered at the general meeting.

The company's Board of Directors is elected at the Annual General Meeting (AGM). Other mandatory tasks of the AGM include adopting the company's balance sheet and income statement, and deciding on disposition of the earnings from the company's operations and on discharging the Board members and the President from liability. The AGM also appoints the company's auditors.

Annual General Meeting 2006

The Annual General Meeting of shareholders in SCA was held on Thursday, 6 April 2006 in Stockholm.

Full details of the 2006 AGM can be found on SCA's website www.sca.com.

Annual General Meeting 2007

The next Annual General Meeting of shareholders in SCA will be held on 29 March 2007 in Stockholm (see page 113).

Nomination Committee

The Nomination Committee represents the company's shareholders. The Committee is assigned the task of providing the best possible information on which the AGM can base its decisions and of submitting proposals for decisions on the election of Board members and appointment of auditors, and on their remuneration.

The 2006 AGM decided that the Nomination Committee should, ahead of the 2007 AGM, consist of representatives from the five main shareholders in terms of voting rights and the Chairman of the Board, who is also the convener.

The Nomination Committee ahead of the 2007 AGM

The Nomination Committee ahead of the 2007 AGM has the following members:

- Carl-Olof By, AB Industrivärden, Chairman of the Nomination Committee
- Curt Källströmer, Handelsbanken's pension foundations and other appointments
- Björn Lind, SEB Funds

Corporate governance at SCA is organized as set out below.



Nomination Committee
General Meeting
External Audit
Remuneration Committee
Board of Directors
Audit Committee
Internal Audit
President
Executive Vice President
Corporate Staffs
Business Group Boards, (6)

- Carl Rosén, Second Swedish National Pension Fund
- Caroline af Ugglas, Skandia Liv
- Sverker Martin-Löf, Chairman of SCA

All of the shareholders have been invited to submit proposals to the Nomination Committee.

The Nomination Committee has submitted its proposals for the 2007 Annual General Meeting. The proposals are available on the company's website, www.sca.com, with an account of how the Nomination Committee conducted its work.

Board Of Directors

The Board of Directors has overall responsibility for the company's organization and for managing the company's affairs.

Board members

The Board of Directors consists of eight members elected at the Annual General Meeting with no deputies, and three members with three deputies appointed by the employees. The President is a member of the Board.

Detailed information about individual Board members and deputies is provided on page 100–101.

A majority (Rolf Börjesson, Sören Gyll, Leif Johansson, Anders Nyrén and Barbara Milian Thoralfsson) of the AGM-elected members are independent of the company and senior management. Of these Board members, four (Rolf Börjesson, Sören Gyll, Leif Johansson and Barbara Milian Thoralfsson) can also be considered independent of the company's major shareholders. Only one Board member (Jan Åström) is a member of senior management. All of the Board members understand the requirements a listed company must meet.

The matter of independence has been assessed based on the Swedish Code of Corporate Governance.

The work of the Board

There is no specific allocation of duties within the Board other than the specific duties of the Chairman and the tasks incumbent on the Board's committees.

The Board works according to an annual schedule and rules of procedure established by the Board relating to the allocation of duties among the Board members, its committees and the President. These rules of procedure stipulate the specific content and presentation of the information that management provides to the Board and also state that the Board is to conduct an annual review of its procedures.

The Board has formed an Audit Committee and a Remuneration Committee from within its ranks. SCA's General Counsel is the Secretary to the Board. In 2006 the Board held nine meetings.

Audit Committee

The tasks of the Audit Committee, which is not authorized to make decisions, include making preparations for the Board's quality assurance of the company's financial reporting. The Committee's work involves internal control and compliance issues, checking reported figures, estimates, assessments and other material that may affect the quality of the financial reports. The Committee has assigned the company's auditors the specific task of examining how successfully the overall, as well as the more detailed rules for control are followed within the company. The Committee meets the company's auditors on a regular basis, sets up guidelines for audits and other services, evaluates the auditors and assists the Nomination Committee in the selection of auditors and in matters relating to remuneration.

The Audit Committee, which consists of Anders Nyrén, Chairman, Sören Gyll and Sverker Martin-Löf, held six meetings in 2006.

Board of Directors

	Attendance	Independent[1]	Attendance Audit Committee	Attendance Remuneration Committee	Fees [2]
Rolf Börjesson	8/9	[illegible]		2/2	430,000
Sören Gyll	9/9	[illegible]	5/6		455,000
Tom Hedelius	9/9			2/2	430,000
Leif Johansson	6/7	[illegible]			380,000
Sverker Martin-Löf, Chairman	9/9		6/6	2/2 (chairman)	1,265,000
Anders Nyrén	9/9	□	6/6 (chairman)		480,000
Barbara M.Thoralfsson	7/7	[illegible]			380,000
Jan Åström, President	9/9				0
Total					**3,820,000 SEK**

[1] As defined in the Swedish Code of Corporate Governance.
[2] This amount relates to fees to Board members.

□ = Member can be regarded as independent of the company and its management.

[illegible] = Member can be regarded as independent of the company and its management and of the company's major shareholders.

Members appointed by representative/trade unions, see page 100–101.

Remuneration Committee

The Remuneration Committee handles salaries, pension benefits, incentive programmes and other terms of employment for the President and other senior executives. The Committee is not authorized to make decisions. Senior executives in this context include the Executive Vice President, business group presidents, individuals within the parent company who report to the President, and other executives that the Committee decides to include. The terms of employment for the President and other senior executives are determined by the Board.

The Remuneration Committee, which consists of Sverker Martin-Löf (Chairman), Tom Hedelius and Rolf Börjesson, held two meetings in 2006. In addition, a number of issues were dealt with per capsulam.

Chairman of the Board

According to the Board's rules of procedure, the Chairman of the Board, in addition to presiding over the Board's activities, must communicate with the President in order to monitor the Group's operations and development on a continuous basis. In addition, the Chairman represents the company in ownership matters and ensures that the Board's work is evaluated annually and that the Board continuously updates and increases its in-depth knowledge of the Group's operations.

The 2006 Annual General Meeting decided to appoint Sverker Martin-Löf as Chairman of the Board.

Evaluation of the work of the Board

The work of the Board, like that of the President, is evaluated annually using a systematic and structured process, one purpose of which is to obtain a sound basis for the Board's own development work.

The Nomination Committee is informed of the results of this evaluation.

Remuneration of the Board

The total fees for AGM-elected Board members were set by the AGM at SEK 3,820,000. The Chairman of the Board received an annual fee of SEK 1,140,000 and the other Board members who are not employees each received SEK 380,000. Members of the Remuneration Committee received an additional SEK 50,000 and members of the Audit Committee, an additional SEK 75,000, and the Chairman of the Audit Committee received an additional fee of SEK 100,000.

Operational Management

The President

The President, who is also the CEO, is responsible for ongoing management of the company in accordance with the Board's guidelines and instructions.

The President is supported by an Executive Vice President, who is also the CFO, a group management team and corporate staffs (see page 102–103).

The Board's rules of procedure and instructions for the President outline, among other things, the allocation of duties between the Board and the President.

Business Group management

Each of the SCA Group's six business groups is headed by a business group board and a business group president.

The business groups have a large measure of independence. The management of each business group has its own corporate staff organization and operational responsibility for their area.

The rules of procedure for the business group boards ensure that all matters of importance within each business group are handled by the business group's board, of which the Group CEO is normally the chairman. The various rules of procedure that exist within the Group are coordinated such that a number of issues of significant importance must be referred to the parent company's Board of Directors.

Remuneration to Management

Principles for remuneration to senior executives

The 2006 Annual General Meeting adopted the following principles for remuneration to senior executives.

"Remuneration to the CEO and other senior executives comprises a fixed salary, variable remuneration, other benefits and pensions. Other senior executives include the Executive Vice President, business group presidents and the Senior Vice Presidents in charge of the corporate staffs. Total remuneration must be in line with market rates and competitive in the field in which the executive works. Fixed salary and variable remuneration shall be in proportion to the executive's responsibilities and authority. For the CEO as well as other senior executives, the variable remuneration is maximized and related to the fixed salary. The variable remuneration shall be based on results in relation to set targets and, as far as possible, be linked to the growth in value of SCA shares that accrues to the shareholders. In the event of termination of employment, a notice period of two years should normally apply if notice is initiated by the company, and one year if notice is initiated by the executive. There should be no severance pay entitlement.

Pension benefits are either based on defined benefit or defined contribution plans, or a combination of both, and give the executive the right to receive a pension from the age of 60 at the earliest. Earned pension benefits are contingent on employment being sustained for a long period, currently 20 years. Upon termination of employment prior to the retirement age, the executive will receive a paid-up policy for pension from age 60. Variable remuneration is not pensionable. Questions relating to remuneration to senior management are handled by the Remuneration Committee, and in the case of the CEO, are determined by the Board of Directors."

Under the Swedish Companies Act, the shareholders must now establish principles for remuneration and other employment terms for senior executives at each Annual General Meeting. The Board's proposals in this regard for the 2007 AGM are available at the company's website: www.sca.com.

Salaries and other remuneration for the President and other senior executives

For information about salaries and other remuneration and benefits for the President and other senior executives, see Note 32.

Outstanding stock and share-price related incentive programmes

In 2001 and 2002 some 200 senior executives received stock options at no cost to a value (theoretically calculated) that, on the date of allocation, did not exceed about 20 % of each executive's base salary. The total number of stock options for both years allocated to these executives amounted to around 1,800,000. For additional information, see Note 32.

Audit

Auditors

The 2004 Annual General Meeting appointed the accounting firm PricewaterhouseCoopers AB as the company's auditors. In conjunction with this appointment, the firm appointed Robert Barnden, Authorized Public Accountant, to be senior auditor. Barnden has been a senior auditor since 2000.

Barnden is also auditor for Nobia AB and Seco Tools AB, and deputy auditor for Telefonaktiebolaget LM Ericsson and Acando AB.

Barnden has no shares in SCA.

Audit work

The International Financial Reporting Standards (IFRS) are applied in the preparation of the Group's financial reports.

The Group's nine-month report was reviewed by the company's auditors. This review was conducted according to recommendations issued by FAR (the institute for the accounting profession in Sweden).

Audits of the annual accounts, consolidated accounts and the accounting records, as well as the administration of the company by the Board and the President are conducted in accordance with accepted auditing standards in Sweden.

Remuneration to auditors

The company's auditors have received remuneration for audits and other required reviews as well as advice and other assistance resulting from observations made during such audits. Auditors have also received remuneration for separate advisory services. Most of the advice relates to audit-related consultation on accounting and tax issues in connection with restructuring processes.

According to its instructions, the Audit Committee must draw up guidelines stipulating which services, other than auditing, the company may purchase from its auditors.

Remuneration paid to auditors in 2006 is specified below.

Financial Reporting

Financial reporting to the Board

The Board's rules of procedure and schedule specify which reports and what information of a financial nature should be presented to the Board at each of the regular meetings.

The Board's instructions for the President require him to ensure that the Board receives the necessary reports in order to continuously assess the financial position of the company and the Group. The instructions also specify which types of reports the Board must receive at every meeting.

External financial reporting

The quality of the external financial reporting is ensured through a variety of measures and routines.

Remuneration to auditors (PWC)

	Group			Parent Company		
SEKm	2006	2005	2004	2006	2005	2004
Remuneration for audit assignments	62	64	58	9	9	5
Remuneration for other consultations	29	25	43	2	11	6

The tasks assigned to the company's internal control unit include examining accounting processes critical for financial reporting and communicating any observations to the Audit Committee and the Board.

In addition to the annual accounts, the auditors examine the third quarter closing accounts.

The President, supported by his corporate staffs, is responsible for ensuring that all other financial information provided, for example, in press releases with a financial content and presentation material for meetings with media representatives, owners and financial institutions is correct and of good quality.

Communication with the company's auditors

In accordance with its instructions, the Audit Committee meets regularly with the company's auditors to obtain information on the focus and scope of the audit and to discuss the issue of coordination between the external audit and internal control, as well as opinions on the company's financial risks.

In addition, the Board, in accordance with its rules of procedure, meets the auditors at no fewer than three regular board meetings during the course of the year.

At these meetings the auditors present and receive opinions on the focus and scope of the planned audit and deliver verbal audit and review reports.

Furthermore, at the Board's third regular autumn meeting, the auditors deliver an in-depth report on the audit for the current year. The rules of procedure specify a number of issues that must be covered. These include matters of importance that have been a cause for concern or discussion during the audit, business routines and transactions where differences of opinion may exist regarding the choice of accounting procedures, as well as accounting for consultancy work assigned to the audit firm by SCA and for its overall dependence on the company and its management.

On each occasion, Board members have an opportunity to ask the auditors questions and some detailed discussion of the accounts takes place without representatives from company management being present.

A similar regulation of the company's contacts with the auditors is provided in the rules of procedure for the boards of the business groups.

Board of Directors' Report on Internal Control regarding financial reporting

Under the Swedish Companies Act, the Board of Directors is responsible for internal control.

Control environment

For the purpose of creating and maintaining an efficient control environment, the Board has drawn up a number of basic documents of significance for the company's financial reporting. These include the rules of procedure for the Board and instructions for the President, accounting and reporting instructions, a financial policy and a code of conduct. The basic control documents are applied within all of the business groups and are reviewed on a regular basis. An efficient control environment also requires a satisfactory organizational structure that is reviewed on an ongoing basis.

The day-to-day work of maintaining the control environment as established by the Board is primarily the responsibility of the President, who reports on a regular basis to the Board on the basis of established routines. Reports are also provided by the internal control function and the Audit Committee.

Managers at different levels within the Group also have, within their respective areas, well-defined powers and responsibilities with respect to internal control. As part of the management system, there are several well-defined processes for planning and implementation of decisions and to support decision-making.

Risk assessment

SCA's risk involved with financial reporting is thought to consist mainly of the risk that a material error may be made in the reporting of the company's financial position and results. The company's accounting instructions and established follow-up routines are designed to lower this risk. SCA's Board of Directors and Audit Committee assess the financial reporting on an ongoing basis from a risk perspective.

Control activities

An important task for SCA's corporate staffs is to implement, develop and maintain the Group's control routines and to implement internal control measures aimed at business critical issues. SCA's business groups, including management at various levels. Persons in charge at various levels within SCA, are responsible for carrying out the necessary control measures with respect to financial reporting.

The company's extensive controller organization plays an important role in that it is responsible for ensuring that financial reporting from each unit is correct, complete and delivered in a timely manner. Also, each business group has a Vice president Finance director with the same responsibilities for his/her respective business group.

In recent years SCA has introduced a standardized system of control measures involving five processes that are significant to the company's financial reporting. The system covers the ordering order-to-cash process (including customer payments), the purchasing purchase-to-pay process (including payments to suppliers), the closing of the books, the payroll process and management of fixed assets. Control of these processes is implemented through self-evaluation followed up by an internal audit. SCA has, in some cases, enlisted external help to validate these control measures.

Information and communication

SCA has information and communication channels intended to ensure that instructions, manuals, etc. of significance in the preparation of reliable financial reports are updated and communicated to the relevant individuals within the company. Regular reporting and examination of financial results is carried out both within the management teams of operating units and in the established board structure.

Supervision and follow-up

The Board of Directors and the Audit Committee reviews the annual accounts and interim reports before they are published. The Committee discusses accounting principles and risk of particular importance and issues concerning the presentation of the reports. The company's external and internal auditors take part in these discussions.

SCA's management and corporate staffs conduct a monthly follow-up of results and analyze any deviation from the budget and the previous year's results. All monthly results are discussed with the management of each business group.

SCA has established a corporate internal audit unit which reports regularly to the Audit Committee on issues concerning internal auditing and to the CFO on other issues.

This report has not been reviewed by the company's auditors.

Board of Directors and Auditors



Sverker Martin-Löf



Rolf Börjesson



Sören Gyll



Tom Hedelius



Leif Johansson



Anders Nyrén



Barbara Milian Thoralfsson



Jan Åström



Lars Jonsson



Lars-Erik Lundin



Örjan Svensson

Elected by the Annual General Meeting

Sverker Martin-Löf (1943)
Tech. Lic., Honorary PhD
Chairman since 2002, formerly President and CEO of SCA. Chairman of the Board of SSAB and Skanska. Vice Chairman of Industrivärden, Ericsson and the Confederation of Swedish Enterprise. Member of the Board of Handelsbanken.
Elected 1986
A shares: 1,000
B shares: 25,941
Options: 80,000

Rolf Börjesson (1942)
MSc Eng.
Chairman of the Board of Rexam Plc and Ahlsell AB. Member of the Board of Avery Dennison.
Elected 2003.
B shares: 5,950
Independent of the company, corporate management and SCA's major shareholders.

Sören Gyll (1940)
Honorary PhD Engineering
Member of the Board of Medicover Holding. Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected 1997.
B shares: 1,619
Independent of the company, corporate management and SCA's major shareholders.

Tom Hedelius (1939)
Honorary PhD Economics
Chairman of the Board of Bergman & Beving, Industrivärden and the Anders Sandrew Foundation. Vice Chairman of Addtech, Lagercrantz Group and the Jan Wallander and Tom Hedelius Foundation. Member of the Board of LE Lundbergföretagen and Volvo.
Honorary Chairman of Handelsbanken.
Elected 1985.
B shares: 1,940

Leif Johansson (1951)
MSc Eng.
President and CEO of AB Volvo. Member of the Board of Bristol-Myers Squibb Company, the Confederation of Swedish Enterprise and Teknikföretagen. Member of the Royal Swedish Academy of Engineering Sciences (IVA).
Elected 2006.
B shares: 480
Independent of the company, corporate management and SCA's major shareholders.

Anders Nyrén (1954)
MSc Econ., MBA
President and CEO of Industrivärden. Vice Chairman of Handelsbanken and Sandvik. Member of the Board of SSAB, Skanska and Ernströmgruppen. Chairman of the Stock Market Company Association and the Association for Generally Accepted Principles in the Securities Market.
Elected 2001.
B shares: 400
Independent of the company and corporate management.

Barbara Milian Thoralfsson (1959)
M.B.A., B.A.
Member of Board of Electrolux AB, Storebrand ASA, Tandberg ASA, Rieber & Son ASA, Fleming Invest AS, Stokke AS and Norfolier AS.
Elected 2006.
B shares: 1,000
Independent of the company, corporate management and SCA's major shareholders.

Jan Åström (1956)
MSc Eng.
President and CEO of SCA. Formerly Executive Vice President and Deputy CEO.
Elected 2002.
B shares: 5,659
Options: 55,000

Appointed by the employees

Lars Jonsson (1956)
Chairman Swedish Paper Workers Union dept. 167 at SCA Graphic Sundsvall AB, Östrand pulp plant, Timrå. Member of the Swedish Trade Union Confederation (LO).
Appointed 2005.
Shares: 0

Lars-Erik Lundin (1948)
Maintenance Technician at SCA Packaging Obbola AB. Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed 2005.
Shares: 0

Örjan Svensson (1963)
Senior Industrial Safety Representative at SCA Hygiene Products AB, Edet Bruk, Lilla Edet. Member of the Swedish Trade Union Confederation (LO).
Appointed 2005.
Shares: 0

Deputies

Bert-Ivar Pettersson (1955)
Works Manager at SCA Graphic Sundsvall AB, Ortviken paper mill, Sundsvall. Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed 2005.
Shares: 0

Anders Engqvist (1958)
Machine Operator at SCA Packaging Sweden AB, Värnamo. Member of the Swedish Trade Union Confederation (LO).
Appointed in 2005.
Shares: 0

Harriet Sjöberg (1946)
Chairman, SIF local union, SCA Hygiene Products AB, Göteborg. Member of the Federation of Salaried Employees in Industry and Services (PTK).
Appointed 2001.
B shares: 605

Secretary to the board

Anders Nyberg (1951)
Bachelor of Law
Senior Vice president, Secretariat, General Counsel
B shares: 10,132
Options: 18,000

Auditors

PricewaterhouseCoopers AB
Senior Auditor: Robert Barnden, Authorized Public Accountant.
Shares: 0

Honorary chairman

Bo Rydin, *MSc Econ., Hon PhD Econ., Hon PhD Engineering*

Information at 31 December 2006. One option corresponds to one share.

Corporate Senior Management Team



Jan Åström, John D. Williams and Mats Berencreutz



Rijk Schipper, Karin Eliasson and Kenneth Eriksson

Jan Åström (1956)
President and CEO
MSc Eng.
SCA employee since 2000
B shares: 5,659
Options: 55,000

Lennart Persson (1947)
Executive Vice President and CFO
Business Econ.
SCA employee since 1987
B shares: 13,755
Options: 27,000

Anders Nyberg (1951)
Senior Vice President, Secretariat, General Counsel
Bachelor of law
SCA employee since 1988
B shares: 10,132
Options: 18,000

Bodil Eriksson (1963)
Senior Vice President, Corporate Communications
Berghs School of Communications
SCA employee since 2005
Shares: 0
Options: 0

Karin Eliasson (1961)
Senior Vice President, Human Resources
BSc
SCA employee since 2003
Shares B: 100
Options: 0

Gunnar Johansson (1956)
President, SCA Personal Care
MSc Econ., MBA
SCA employee since 1981
Shares: 0
Options: 24,000

Mats Berencreutz (1954)
President, SCA Tissue Europe
MSc Eng.
SCA employee since 1981
B shares: 114
Options: 7,500

John D. Williams (1954)
President, SCA Packaging Europe
BA
SCA Employee since 2000
Shares: 0
Options: 7,500

Kenneth Eriksson (1944)
President, SCA Forest Products
Mechanical Engineer
SCA employee since 1979
B shares: 5,791
Options: 40,000

Thomas Wulkan (1961)
President SCA Americas
Business Econ.
SCA employee since 2000
Shares: 0
Options: 12,000

Rijk Schipper (1952)
President, SCA Asia Pacific
MSc Econ.
SCA employee since 1980
Shares: 0
Options: 13,000

Information at 31 December 2006. One option corresponds to one share.



Bodil Eriksson and Anders Nyberg



Gunnar Johansson, Lennart Persson and Thomas Wulkan

Organization


Board of Directors
President and CEO
Executive Vice President and CFO
Finance
Treasury
Internal Audit
Tax
Secretariat
Corporate Communications
Human Resources
Business Development and M&A
Technology and Environment
Business Groups
SCA Personal Care
SCA Tissue Europe
SCA Packaging Europe
SCA Forest Products
SCA Americas
SCA Asia Pacific



SCA Data

The following pages contain historical information and data compiled for the SCA Group.

Content

Business areas and operating units



Europe
North and South America
Asia Pacific
Business areas
Personal Care
Tissue
Packaging
Forest Products
SCA Personal Care[1]
SCA Tissue Europe
SCA Packaging Europe
SCA Forest Products
SCA Americas
SCA Asia Pacific

☐ = Business Groups – the Group's operating units.

[1] The SCA Personal Care business group includes both Europe and North America.

Group overview



Group total
Net sales 101,439 SEKm
Operating profit 8,505 SEKm
Capital employed 96,192 SEKm
Operating cash flow 6,304 SEKm
Average no. of employees 51,022
Personal Care
Net sales 21% 21,272 SEKm
Operating profit 32% 2,799 SEKm
Capital employed 9% 8,471 SEKm
Operating cash flow 47% 2,984 SEKm
Average no. of employees 15% 7,560 employees
Tissue
Net sales 31% 31,336 SEKm
Operating profit 17% 1,490 SEKm
Capital employed 35% 33,449 SEKm
Operating cash flow 17% 1,101 SEKm
Average no. of employees 29% 14,568 employees
Packaging
Net sales 33% 33,353 SEKm
Operating profit 23% 2,072 SEKm
Capital employed 29% 28,307 SEKm
Operating cash flow 5% 324 SEKm
Average no. of employees 48% 24,640 employees
Forest Products
Net sales 17% 17,651 SEKm
Operating profit 28% 2,475 SEKm
Capital employed 27% 25,682 SEKm
Operating cash flow 40% 2,549 SEKm
Average no. of employees 8% 4,148 employees

Ten-year summary

SEKm	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
INCOME STATEMENT										
Net sales	101,439	96,385	89,967	85,338	88,046	82,380	67,157	64,896	61,273	58,595
Operating profit [1]	**8,505**	**1,928**	**7,669**	**7,757**	**9,101**	**9,492**	**10,534**	**6,733**	**6,428**	**5,568**
Personal Care	2,799	2,474	2,429	2,403	2,588	2,080	–	–	–	–
Tissue	1,490	1,577	2,026	2,418	2,899	2,393	–	–	–	–
Hygiene Products	–	–	–	–	–	–	2,909	2,613	2,463	2,611
Packaging	2,072	1,775	2,604	2,482	3,065	3,286	2,977	2,216	1,510	1,219
Forest Products	2,475	1,886	1,777	1,559	1,986	2,976	2,720	2,123	2,046	1,259
Fine paper and wholesale	–	–	–	–	–	–	644	491	528	438
Other operations [2]	–331	–5,784	–1,167	25	–300	–233	2,013	–108	288	413
Goodwill amortization	–	–	–	–1,130	–1,137	–1,010	–729	–602	–407	–372
Financial income	179	156	453	544	409	380	531	322	280	280
Financial expenses	–1,851	–1,651	–1,537	–1,334	–1,432	–1,782	–1,738	–1,534	–1,539	–1,391
Profit after financial items	**6,833**	**433**	**6,585**	**6,967**	**8,078**	**8,090**	**9,327**	**5,521**	**5,169**	**4,457**
Taxes	–1,366	21	–1,393	–1,861	–2,341	–2,444	–2,133	–1,849	–1,680	–1,337
Minority interests	–	–	–	–31	–44	–59	–46	–70	–110	–361
Net profit for the year [3]	**5,467**	**454**	**5,192**	**5,075**	**5,693**	**5,587**	**7,148**	**3,602**	**3,379**	**2,759**
BALANCE SHEET										
Fixed assets (excluding financial receivables)	95,994	101,840	96,162	77,885	75,462	76,967	60,962	61,065	55,147	50,351
Receivables and inventories	29,907	29,356	25,681	22,880	24,765	23,338	21,765	18,311	18,790	16,726
Fixed assets available for sale	2,665	68	–	–	–	–	–	–	–	–
Financial receivables	2,970	2,035	682	4,146	6,151	3,888	3,497	1,278	1,485	1,370
Short-term investments	409	237	128	749	306	406	502	2,930	1,132	676
Cash and bank balances	1,599	1,684	3,498	1,696	2,520	2,189	1,440	1,630	1,819	1,582
Total assets	**133,544**	**135,220**	**126,151**	**107,356**	**109,204**	**106,788**	**88,166**	**85,214**	**78,373**	**70,705**
Shareholders' equity	58,299	56,343	54,350	49,754	47,983	45,983	39,898	34,133	28,404	24,653
Minority interests	664	767	768	751	687	736	612	587	1,386	1,496
Provisions	14,240	17,035	16,962	13,620	14,773	14,870	13,242	8,632	10,906	10,452
Interest-bearing debt	38,601	39,036	35,021	25,429	27,498	27,746	18,694	28,881	25,806	22,647
Operating and other non-interest bearing liabilities	21,740	22,039	19,050	17,802	18,263	17,453	15,720	12,981	11,871	11,457
Total liabilities and shareholders' equity	**133,544**	**135,220**	**126,151**	**107,356**	**109,204**	**106,788**	**88,166**	**85,214**	**78,373**	**70,705**
Capital employed [4]	96,192	95,341	87,208	71,687	71,863	67,878	57,501	54,616	47,400	44,840
Net debt, incl. pension liabilities	–36,399	–39,826	–34,745	–22,306	–23,899	–23,861	–15,880	–24,073	–24,756	–22,254
CASH FLOW STATEMENT										
Operating cash flow	6,304	7,471	8,837	10,102	12,421	14,206	9,005	8,707	6,678	6,631
Cash flow from current operations	2,772	4,362	5,688	8,134	8,620	11,249	6,652	6,740	3,875	4,850
Cash flow before dividend	1,538	1,768	–6,276	901	–855	–4,254	10,609	–3,760	345	482
Current capital expenditures, net	–5,672	–4,859	–4,270	–3,902	–3,523	–3,479	–2,245	–2,046	–2,058	–2,207
Strategic capital expenditures	–935	–2,086	–2,398	–2,949	–2,823	–1,469	–1,121	–2,615	–2,248	–983
Acquisitions	–323	–428	–9,340	–4,808	–6,483	–13,286	–2,349	–10,400	–2,793	–3,431
KEY RATIOS [5]										
Equity/assets ratio, %	44	42	44	47	45	44	46	41	38	37
Interest coverage, multiple	5.1	1.3	7.1	9.8	8.9	6.8	8.7	5.6	5.1	5.0
Debt payment capacity incl. pension liabilities, %	29	27	35	54	47	51	49	33	32	33
Debt/equity ratio, incl. pension liabilities, multiple	0.62	0.70	0.63	0.44	0.49	0.51	0.39	0.69	0.83	0.85
Return on capital employed, %	9	2	9	11	13	14	18	12	14	12
Return on equity, %	9	1	10	10	12	13	20	12	13	12
Operating margin, %	8	2	9	9	10	12	16	10	11	10
Net margin, %	6	0	6	6	6	7	11	6	6	5
Capital turnover rate, multiple	1.05	1.01	1.03	1.19	1.23	1.21	1.17	1.19	1.29	1.31
Operating cash flow per share, SEK	11.85	18.67	24.35	34.98	37.12	48.38	28.49	31.23	18.36	23.01
Earnings per share, SEK	23.25	1.84	22.12	21.84	24.54	24.05	30.64	16.73	16.03	13.11
Dividend per share, SEK	12.00[6]	11.00	10.50	10.50	9.60	8.75	7.75	6.80	6.14	5.43

[1] Operating profit distributed pro forma for 1997–2000.
[2] 2005 and 2004 including restructuring costs of SEK 5,365m and SEK 770m respectively. 2000 includes capital gain from the sale of Modo Paper of SEK 2,031m. 1998–1997 includes capital gain from sale of group companies of SEK 3m and SEK 29m respectively.
[3] Profit in Sweden charged with 28% deferred tax 1997–2003.
[4] Calculation of average capital employed and equity based on five measurements.
[5] Key ratios are defined on page 111.
[6] Board proposal.

Comments to the ten-year summary

Income statement

Sales

From 1997 until the end of 2000 net sales rose by approximately 5% per year and then increased in 2001 by just over 20% as a result of the acquisitions of Georgia-Pacific Tissue and Tuscarora in North America. During the period 2002–2004, SCA continued to acquire companies, which contributed to a further increase in sales of 17% up to the end of 2005. The effect of acquisitions, which included the Carter Holt Harvey's and Copamex' tissue operations, was limited due to the weakening of the USD. In 2006 the Group launched more new products than ever before and as a result of the growth in volume, SCA's net sales exceeded SEK 100bn for the first time. During the reporting period the Group's sales increased by 6% annually (CAGR).

Operating profit

During the 1997–2000 period, Hygiene Products developed in a positive direction and the profit increased by around 10% per year, with the exception of 1998 when the profit declined. Packaging also developed well during the 1997–2000 period and operating profit increased by an average of 33% annually, which was mainly due to acquisitions. The operating profit for Forest Products increased during the same period by an average of 19% annually. In addition, the capital gain from the sale of the fine paper operations is added to the operating profit in 2000. The capital gain, combined with the strong operating profit from the other business areas, meant that the Group was able to report a record high operating profit. Operating profit rose by 54% for Hygiene Products in 2001, which is partly attributable to the acquisition of Georgia-Pacific Tissue. Packaging and Forest Products also continued to develop well in 2001 and, as a result, a record-high operating profit, adjusted for non-recurring effects, could be reported. The increase for Hygiene Products, Personal Care products and Tissue continued in 2002. The increase, which was 24% for Hygiene Products, can be attributed to volume growth and lower raw material and production costs. The improvement for Tissue amounted to 21% and is explained by the acquisition of CartoInvest as well as lower raw material and production costs. The operating profit in 2002 for Packaging and Forest Products fell as a result of lower prices. Personal Care did not reach the 2002 profit level until 2006. This business area has been under the pressure of rising raw material costs and intense competition. In the Tissue business area, continued acquisitions did not compensate for lower prices, higher raw material and energy costs and the negative effects of currency movements. This resulted in a gradual decline of the operating profit after the record year of 2002. Packaging's operating profit declined from the record year of 2001 for two years and improved slightly in 2004, before sustained price reductions caused lower profit levels in 2005. In 2006 prices improved gradually. During the first half, price increases were implemented for containerboard, which led to gradual increases in the price of corrugated board, resulting in a slight improvement in profits. Forest Products also saw a fall in profit for two years following the record year of 2001, as a result of lower prices and negative effects of currency movements. Since that time, profits have gradually improved and the 2006 profit is the third best in the reporting period. The improved profit is mainly the result of higher prices. To address the problem of falling profits, an efficiency enhancement programme was initiated in 2004, followed by an additional programme in 2005. These programmes are expected to provide annual savings of SEK 2,750m with full effect in 2008. Up until now the programmes have resulted in savings of SEK 1,950m (1,200+750)

Cash flow statement

A total of SEK 73bn has been invested in expansion during the reporting period of which SEK 54bn is attributable to company acquisitions. Maintenance investments amounted to SEK 43bn and have remained at a steady level of around 4% in relation to sales. Cash flow in relation to net sales has, however, increased over the past four years, due to faster product upgrades and investments relating to the efficiency programmes.

Key ratios

During the reporting period, the Group's dividend rose from SEK 5.43 to SEK 12 (Group Board's proposal), an annual increase of 9%.

Production capacity

(Capacity is stated in thousands of tonnes unless otherwise indicated)

Tissue

Mill	Country	Capacity
Box Hill	Australia	57
Ortmann	Austria	122
Stembert	Belgium	70
Santiago[1]	Chile	55
Medellin[1]	Colombia	40
Bogotá[1]	Colombia	35
Lasso[1]	Ecuador	22
Le Theil	France	62
Roanne	France	32
Mainz-Kostheim	Germany	106
Mannheim	Germany	263
Collodi	Italy	39
Lucca 1	Italy	140
Pratovecchio	Italy	21
Ecatepec	Mexico	69
Monterrey	Mexico	57
Uruapan	Mexico	36
Friesland[2]	Netherlands	8
Drammen	Norway	20
Kawerau	New Zealand	68
Cavite	Philippines	14
Svetogorsk	Russia	43
La Riba	Spain	26
Mediona	Spain	45
Valls (Puigpelat)	Spain	60
Jönköping	Sweden	21
Lilla Edet	Sweden	100
Chesterfield	UK	31
Oakenholt	UK	68
Prudhoe	UK	90
Skelmersdale	UK	30
Menasha	US	211
Barton	US	100
South Glens Falls	US	75
Alsip	US	55
Flagstaff	US	53
Total		**2,344**

Packaging

Production plant	Country	Corrugated board	Kraftliner	Testliner/ fluting
Corrugated board	Asia	365		
	Austria	55		
	Belgium	164		
	Czech Republic	55		
	Denmark	153		
	Estonia	27		
	Finland	41		
	France	205		
	Germany	470		
	Greece	60		
	Hungary	50		
	Ireland[3]	8		
	Italy	495		
	Lithuania	37		
	Netherlands	150		
	Norway	5		
	Poland	55		
	Romania	10		
	Russia	51		
	Slovakia[3]	2		
	Spain	170		
	Sweden	135		
	Switzerland	40		
	Turkey	85		
	UK	360		
Containerboard				
Witzenhausen	Germany			325
Aschaffenburg	Germany			330
Lucca	Italy			365
De Hoop	Netherlands			350
Munksund	Sweden		340	
Obbola	Sweden		300	125
New Hythe	UK			250
Total		**3,248**	**640**	**1,745**

Personal Care

Production plant	Country
Melbourne	Australia
Drummondville	Canada
Santiago[1]	Chile
Cauca[1]	Colombia
Rio Negro[1]	Colombia
Linselles	France
Selangor	Malaysia
Ecatepec	Mexico
Gennep	Netherlands
Hoogezand	Netherlands
Henderson	New Zealand
Cavite	Philippines
Olawa	Poland
Gemerská Hôrka	Slovakia
Johannesburg[1]	South Africa
Falkenberg	Sweden
Ksibet el Mediouni[1]	Tunisia
Bowling Green	US

Forest Products

Mill	Country	Newsprint	SC and LWC-paper	Market pulp	CTMP pulp	Total pulp and paper	Solid-wood products 1,000 m³
Laakirchen	Austria		510			510	
Ortviken	Sweden	375	475			850	
Östrand	Sweden			430	80	510	
Munksund	Sweden						420
Bollsta	Sweden						410
Tunadal	Sweden						340
Rundvik	Sweden						230
Stugun	Sweden						150
Vilhelmina	Sweden						110
Holmsund	Sweden						100
Graningebruk	Sweden						30
Aylesford[1]	UK	410				410	
Total		**785**	**985**	**430**	**80**	**2,280**	**1,790**

[1] Capacity data represents the plant's entire production while SCA's stake is less than 100%
[2] Non-woven production
[3] Converting plants only

Definitions and key ratios[1)]

Capital definitions

Net operating assets The Group's and the business areas' net operating assets are calculated as an average of fixed assets according to the balance sheet and net working capital reduced by long-term liabilities.

Capital employed Net operating assets reduced by tax liabilities (net).

Shareholders' equity The shareholders' equity reported in the consolidated balance sheet consists of taxed shareholders' equity increased by the equity portion of the Group's untaxed reserves. (Deferred tax liability in untaxed reserves has been calculated at a 28% rate for Swedish companies and at the applicable tax rate for foreign companies in each country outside Sweden.)

Net debt The sum of consolidated interest-bearing liabilities, including pension liabilities and accrued interest less liquid funds and interest-bearing short-term and long-term receivables and capital investment shares.

Financial measurements

Equity/assets ratio Shareholders equity plus minority interest expressed as a percentage of total assets.

Debt/equity ratio Expressed as net debt in relation to shareholders' equity, including minority interests.

Interest coverage ratio Calculated according to the net method where operating profit is divided by financial items.

Cash earnings Calculated as earnings before tax, with a reversal of depreciation of tangible and intangible assets, share of profits of associated companies, and non-recurring items, reduced by tax payments.

Debt payment capacity Expressed as cash earnings in relation to average net debt.

Operating surplus Expressed as operating profit before depreciation/amortization of tangible and intangible assets and share of profits of associated companies.

Operating cash flow The sum of operating cash surplus and change in working capital, with deductions for current capital expenditures in property and plant and restructuring costs.

Cash flow from current operations Operating cash flow less net financial items and tax payments and taking into account other financial cash flow.

Strategic investments Strategic investments increase the company's future cash flow through acquisitions of companies, capital expenditures to expand facilities, or new technologies that boost SCA's competitiveness.

Current capital expenditure Investments to maintain competitiveness, such as maintenance, rationalization and replacement measures or investments of an environmental nature.

Margins, etc.

Operating surplus margin Operating surplus as a percentage of net sales for the year.

Operating margin Operating profit as a percentage of net sales for the year.

Net margin Net profit for the year as a percentage of net sales for the year.

Capital turnover Net sales for the year divided by average capital employed.

Rates of return

Return on capital employed Return on capital employed is calculated for the group as operating profit as a percentage of average capital employed. Goodwill is excluded for the business areas.

Return on shareholders' equity Return on shareholders' equity is calculated for the Group as net profit for the year as a percentage of average shareholders' equity.

Other measurements

Value added per employee Operating profit plus salaries, wages and payroll expenses divided by the average number of employees.

1) Calculations of key ratios are based mainly on the recommendations issued by the Swedish Society of Financial Analysts. Averages are calculated based on five measurepoints.

essentials
for everyday life™

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM, Sweden
Visitors: Stureplan 3
Tel +46 8 788 51 00, fax +46 8 660 74 30
Reg. No.: 556012-6293
www.sca.com

Business groups

SCA TISSUE EUROPE AND SCA PERSONAL CARE
München Airport Center (MAC)
Postfach 241540
DE-85336 MÜNCHEN-FLUGHAFEN
Germany
Visitors: Terminalstrasse Mitte 18
Tel +49 89 9 70 06-0
Fax +49 89 9 70 06-204

SCA PACKAGING EUROPE
Culliganlaan 1D
BE-1831 DIEGEM
Belgium
Tel +32 2 718 3711
Fax +32 2 715 4815

SCA FOREST PRODUCTS
SE-851 88 SUNDSVALL
Sweden
Visitors: Skepparplatsen 1
Tel +46 60 19 30 00, 19 40 00
Fax +46 60 19 33 21

SCA AMERICAS
Cira Centre
Suite 2600
2929 Arch Street
PHILADELPHIA, PA 19104
USA
Tel +1 610 499 3700
Fax +1 610 499 3391

SCA ASIA PACIFIC
1958 Chenhang Road
Pudong, Minhang District
SHANGHAI 201114
China
Tel +86 21 5433 5200
Fax +86 21 5433 2243

082-00763

SCA

SCA Sustainability Report
2006


Wenn die deutsche Schule gesunder
einen neuen Bildungskonsens tun. Lehrer
Weltmärkte verfängt nicht mehr. Überzeugen
werden sie nur, wenn sie die Basis legen für



We are here to develop and improve everyday lives.

This is our mission which also contains fantastic opportunities for growth. Millions of people in developing countries are about to experience an enormous improvement in their standard of living. We grow hand-in-hand with this progress and we operate our business with sustainable principles.

Enjoy reading more about the opportunities we offer!



This report is more than just a summary of the past year. It also describes a company with a passionate commitment to understanding its customers and consumers and providing them with a better standard of living – a better life.

Our products may appear uncomplicated – but behind every baby diaper, every feminine care product and every packaging solution lies a generous measure of customer and consumer awareness, innovative development and understanding of the long supply chain from raw material to store shelf.

The year at a glance

To further **improve the efficiency of SCA's water consumption**, an internal seminar was held to provide information about improvement measures, such as efficient management of process water. The results of this initiative are already beginning to show.

Efforts to **reduce carbon dioxide emissions from fossil fuels in relation to production levels** have led to the widespread use of efficient co-generation technology at the paper and pulp mills.

Responsible use of wood: SCA's forests are certified according to FSC, a strict international standard. In 2006, SCA raised the standards for its wood suppliers.

Observance of SCA's Code of Conduct: In 2006 SCA introduced sweeping safety improvements at its production plants in China. The Group also evaluated the observance of human rights at plants in six countries.

Indicators SCA Group	2006	2005	2004
Production			
paper and pulp (ktonnes)	9,455	9,486	9,061
personal care products (ktonnes)	481	407	439
timber and solid wood (1,000 m^3)	1,660	1,576	1,509
Grid supply electricity (GWh)	6,610	6,469	5,883
Emission of carbon dioxide (ktonnes)	2,759	2,923	2,973
Effluent water (Mm^3)	129	129	125
Employees	51,022	51,902	49,919
Women (%)	25	25	26
Salaries (SEKm)	14,668	14,470	14,346
Social costs (SEKm)	4,071	4,387	4,421

Contents

Reporting Principles

Following an acquistion, performance data for new SCA units is only included in the social and environmental reporting once the new units have been a part of SCA for a full calendar year and the ownership is 50% or more.

SCA at a glance

SCA in the world



Net sales by business area (excl. intra-Group deliveries)


Forest Products
16%
Personal Care
21%
Packaging
32%
Tissue
31%

Operating profit by business area (adjusted for central items)


Forest Products
28%
Personal Care
32%
Packaging
23%
Tissue
17%

SCA's strategic strengths


Consumer and customer insights
Regional presence with global capability
Efficient production

Read more about SCA's strategic strengths in the Annual Report.

The Group's largest markets


SEKm
UK
Germany
USA
France
Sweden
Italy
Netherlands
Spain
Denmark
Australia
Mexico
Belgium
0
3,000
6,000
9,000
12,000

Although Europe is SCA's main market, sales are increasing rapidly in the growth markets.

SCA is a global consumer goods and paper company. We create value through knowledge of consumers and customers needs, regional presence and efficient production. We develop, produce and market personal care products, tissue, packaging solutions, publication papers and solid-wood products in more than 90 countries.

More than half of our sales volume comprises consumer products where the end-users are individuals and households. Every day our products reach hundreds of millions of people around the world. These products are mainly sold under our own brands, such as TENA, Tork, Edet, Zewa, Libero and Libresse. Sales are increasing rapidly in emerging markets.

Our packaging solutions are primarily used in the transportation of food, industrial products and consumer durables, but are also in the form of point-of-sale packaging for product promotion to the end-consumer in the store. In our Forest Products business area, high-quality publication papers for newspapers and magazines are among our most important products.

SCA's own timber supply is a vital component in the Group's raw material flow and helps form a strong link between the different product segments.

CEO's message



Jan Åström–Sustainability gaining importance as competitive tool

As the CEO of SCA, it is important for me to have a broad perspective of our operations in relation to business conditions and our future. The modern market economy is the engine that has driven recent improvements in quality of life at a previously unheard of speed. It is important to see this development from a number of perspectives in order to have a thorough understanding and make sound business and sustainability decisions.

Consumer pressure and the demands of the market economy require that we produce and sell our products while taking into account long-term sustainability. This is why SCA's sustainability programs are integrated into our business model. Our sustainability initiatives, implemented along business lines, are helping us fulfill our long-term business goals.

SCA has had a sustainability policy and a Code of Conduct in place for a number of years. They provide the structure for our management systems for sustainability, which are in line with international best practise. Our systems are continually updated in line with new knowledge. Our commitment to transparency and to openly reporting on methods employed has meant that our performance may easily be "reviewed" in discussions and debates. Our management structure has lead to progressive improvements in our performance in terms of environmental impact and attention to ethical and social issues and lead to elevated internal standards and more intensive implementation measures.

SCA is contributing to better quality of life in modern society by manufacturing products that have become a natural part of everyday life. For those of us living in the industrialized part of the world it is difficult to imagine a life without toilet paper or feminine care products; hard to visualize a society without newspapers or the packaging that enables goods to be distributed safely and effectively. Quite simply, SCA's products meet the essential needs of a modern society.

We have 51,000 employees and over 350 production facilities around the world, which means that SCA has an important responsibility to promote sustainable development. We therefore set high standards for our environmental initiatives, our resource consumption and in creating safe and healthy working environments for our employees. We have also been working for several years in a structured way to ensure that all of our operations live up to the SCA Code of Conduct.

In order to live up to our own expectations and those of our stakeholders, we need to work constantly and resolutely in a number of areas.

Examples from SCA's day-do-day work

A poorly functioning electricity market has driven up prices dramatically over the past few years, which has had a major impact on SCA's profitability. As a business, we have a responsibility to both our shareholders and our employees to take action to create the best possible conditions in which our company can operate. On the issue of electricity costs, we are dealing with this responsibility in two ways. Firstly, we are participating in the energy policy debate and arguing in favour of measures to promote reasonable and predictable electricity prices. We are also promoting the case for energy production not based on fossil fuels, but instead on long-term sustainable alternatives. Secondly, we are investing heavily in ways to generate our own electricity and in energy efficiency techniques to increase our level of self-sufficiency. One example of this is the new soda recovery boiler at the Östrand pulp mill that went into operation in October 2006. This new installation generates 500 GWh of green electricity per year making the mill self-sufficient in both electricity and heating, while significantly reducing emissions to air. We have also joined other Swedish industrial enterprises in investing in wind power and we are helping to create a sustainable supply of energy by producing considerable amounts of biofuel. In 2006 we also began working together with an external partner to build a new power plant in Witzenhausen in Germany. When this plant is operational in 2009 it will make our mill self-sufficient in electricity, while providing a solution for much of the region's waste management needs.

The health and safety of our employees is something we work with on a daily basis. By constantly gathering and analyzing relevant data, we can always find ways of refining our safety measures, also within operations that have already achieved significant improvements. One initiative from 2006 that I would like to highlight are the improvements being made at our facilities in China. Following an initial review of our operations there in 2005, a number of measures have been implemented, and a follow-up at the end of 2006 revealed that standards had been raised, not only in terms of environmental performance and occupational safety, but also in the general structure and efficiency of the factories. These improvements have not only resulted in positive internal developments but the operations in China have also been able to attract new, more demanding customers.

Driving forces and goals

There are a number of forces driving our sustainability efforts. Political decisions and national and international legislation are driving the development towards a sustainable society. Opinion makers are focusing in on key issues and public procurement processes today are often associated with environmental requirements. Increasingly, companies are being required to report on their sustainability programs. At SCA we are constantly raising the standards for our own sustainability efforts and those of our suppliers. We are focusing on areas in which we have the greatest potential to positively impact developments and we are currently working with four long-term goals:

- During the period 2005 – 2010 water consumption will be reduced by 15 % and the organic content of effluent water by 30 %
- We will continue to reduce carbon dioxide emissions from fossil fuels in relation to production levels
- We will continue to apply methods to ensure that no materials made from fresh fibre and used in production come from controversial sources
- We will continue working to integrate our Code of Conduct requirements into existing supplier performance management systems, conduct assessments of Human Rights and compliance with SCA's Code of Conduct in selected high risk countries and develop a corporate Group-wide HIV/AIDS policy and associated procedures/guidelines.

Outlook

Market economies and globalisation are bringing about rapid changes in the world. More countries in the years ahead will make great strides in their development. For SCA, this trend provides significant opportunities for us to expand our operations, and we are well positioned to do just that. At the same time, we will be required to focus more on long-term sustainable development. Continuing our long-term work with sustainability issues is therefore essential, not only for ethical reasons, but from a strictly commercial perspective as well.

Consequently, our sustainability work in 2007 will continue with the same intensity as in the past with dual goals: to contribute to a somewhat better world while further improving SCA's long-term competitiveness.

Jan Åström,
President and CEO


BW

A natural strategy

Continuous dialogue

SCA conducts an ongoing dialogue with a host of different stakeholder groups – stock market analysts, environmental interest groups, international standards organizations, and academia, to mention but a few. This knowledge exchange process is valuable for SCA and contributes to SCA's success in its sustainable development activities.

Another component of this dialogue is SCA's sustainability reporting, which provides information about focus areas and the results achieved over the past year, while taking into consideration the information requirements of the various stakeholder groups. Our ambition is to ensure that our reports are based, as far as possible, on the Global Reporting Initiative (GRI) principles. However, our key indicators, while similar, are not identical to those recommended by GRI, as ours have been specially developed to help us manage these issues internally.

A strategy for sustainable development

Essentially, the concept of sustainable development is simple and self-evident. We are all dependent on the environment we live in, a good water supply and the air we breathe and are all affected by climate change. All of us expect to have access to functional and safe products in our everyday lives, at home and at work. We have the right to a safe work environment and opportunities to develop as individuals. And we all – individuals as well as companies and organizations – have the opportunity to help build a sustainable future.

SCA's products are used daily in homes and workplaces worldwide. With production sites on every continent and large areas of forest to manage and care for, SCA's activities impact both the environment and the lives of people in a variety of ways. It is thus necessary for us to manage our business in accordance with sustainable principles. Since 2002, SCA has a Sustainability Policy, which takes into account the environmental, economic and social impacts of our business. As part of the Sustainability Policy – SCA is committed to open and transparent reporting in these areas.

SCA long-term commitments

SCA exists for the purpose of creating value for the company's shareholders, increasing the standard of living and quality of life of its employees and otherwise contributing to the economic, environmental, and social wellbeing of customers, suppliers, and the nations in which the company transacts business.

SCA places strong emphasis on the renewability and recyclability of the raw materials it uses and strives to offer environmentally sound products and services, capable of continuosly meeting customers' and consumers' needs with respect to functionality, economy, safety and environmental impact.

Sustainability policy

- SCA shall conduct its activities in accordance with the highest standards of corporate best practice and in full compliance with all applicable regulatory requirements. SCA is committed to the sustainable development of its business, taking all economic, environmental and social issues into consideration.
- SCA is committed to transparency and open communication about its environmental and social practices. It seeks dialogue with its stakeholders in order to contribute to the development of global best practise. SCA demands the same commitment to transparency and open communication from its suppliers and subcontractors.
- SCA assesses the environmental impact of its products during the various stages of their lifespan, and includes suppliers and subcontractors in this process.
- SCA promotes appropriate, recognized environmental management systems throughout its organization. SCA continuously reviews and challenges its objectives and targets, in order to reduce its global impact on the environment.
- SCA aims to provide a safe and non-discriminatory working environment for its employees. All units must, as a minimum, strictly abide by national laws and/or collective agreements. SCA actively strives for the continuous improvement of health and safety in the workplace.

SCA's sustainability policy provides the framework for our group-level commitment. To achieve local relevance and participation, responsibility for the establishment of detailed environmental and social objectives and practical implementation rests with the individual Business Groups.


SCA Packaging Asia

Code of Conduct

SCA's Code of Conduct is based on our core values – respect, excellence and responsibility – and constitutes the cornerstone of our commitment to managing our business activities in accordance with ethical principles and applicable legislation and regulations. The Code, while not exhaustive, provides guidelines for SCA and its employees regarding health and safety issues, human rights (including child and forced labour), business practises, employee relations, data privacy and procedures for reporting code violations.

SCA today operates in over *50 countries* and this globalization exposes us to cultural and social environments that in many ways may differ from those with which we are familiar. It also exposes us to a number of ethical challenges around issues such as labor rights, human rights and bribery and corruption. This makes it more important than ever to ensure that business is conducted in accordance with the principles and values outlined in the Code of Conduct.

The SCA Code of Conduct comprises the following areas:

- Health and Safety. National and international legislation always constitute the minimum requirements for our activities. In most cases, SCA's own policy exceeds the requirements of local legislation.
- Employee Relations: SCA strives to foster a non-discriminatory company culture in which all employees are treated fairly and without discrimination.

- Business Practice: SCA seeks to compete fairly when pricing its products and services and rejects all forms of corrupt business practice. Our face-to-face and online Code of Conduct training support this commitment and we have an e-mail hotline for our employees to raise any concerns about violations.
- Respect for Human Rights: SCA works actively to ensure compliance with our human rights policy in all of the company's businesses, through for instance conducting evaluations at SCA's factories in countries that are deemed to be particularly sensitive.
- Community Relations: SCA contributes both directly and indirectly to the societies in which we operate. Our products are used by millions of people on a daily basis and our organization employs over 51,000 people. SCA strives to engage actively in the communities where we operate.
- Communication and Privacy of Data: While taking into account the bounds of commercial confidentiality, SCA seeks to ensure open communication and respects the individual's right to privacy of data.
- Applicability: The Code of Conduct applies to all employees, managers and representatives of SCA and is applicable in all countries in which SCA operates.

Our Code of Conduct is crucial to our business. To ensure that the Code is an empowering factor in helping to strengthen our company culture and long-term sustainability goals, SCA conducts a number of supporting activities, training and monitoring programs in our Business Groups.

Employees are encouraged to report ethical concerns or suspected violations of the Code of Conduct to their line manager or human resources department. In 2005 a formal procedure for reporting suspected violations of the Code of Conduct was developed and introduced. The system includes an e-mail service that allows employees to report suspected violations from the Code of Conduct directly to Group Human Resources staff. During 2006, 12 suspected violations of the Code of Conduct were reported. All were thoroughly investigated. One reported case is currently under investigation. In two reported cases in our Asia Pacific operations, the investigation lead to the dismissal of 9 employees at one facility and 4 employees at another. The remaining 9 reports lead to disciplinary action against 3 employees and the dismissal of a further 7 employees.

The full text of the Code of Conduct is available at www.sca.com.

Our commitments for the future

SCA's environmental and social objectives serve as guidelines from Group management for the rest of the organization. Although the Group's overall objectives are focused on a limited number of key areas, they still reflect the common goal of Group management and the business areas to promote sustainable development.

SCA is constantly increasing its ambition level with respect to its sustainability initiatives; developing new recycling methods, formulating new guidelines and refining analysis tools and reporting systems. To maintain a clear focus on those areas where SCA has the greatest opportunity to make a difference, the Group has formulated four long-term goals:

1. 2005-2010: specific water consumption will be cut by 15% and the specific organic content of effluent water by 30%
2. SCA will continue its efforts to reduce fossil fuel carbon dioxide emissions in relation to production levels
3. SCA will continue to employ methods to ensure that no materials made from fresh fibre and used in production come from controversial sources
4. With regards to the SCA Code of Conduct, we will:

a. Integrate the SCA Code of Conduct requirements into our existing supplier performance management systems.
b. Conduct assessments of Human Rights and compliance with SCA's Code of Conduct in selected countries.
c. Assess compliance with the Code of Conduct and identify areas where action is required.
d. Develop a corporate Group-wide HIV/AIDS policy and associated procedures/guidelines.



Goal 1: Improved water consumption

Targets
From 2005 to 2010 specific water consumption will be cut by 15% and specific organic content by 30%. This target applies to the SCA pulp and paper mills for the 2005–2010 period (reference year 2005).

Outcome 2006

	2005	2006	+/- %
Specific water consumption	0.0345	0.0329	–4.7
Specific organic content (BOD)	1.115	1.036	–7.1

Goal 2: Reduced emissions of carbon dioxide

Targets
Reduced emissions from fossil fuels in relation to production levels. This target applies to SCA pulp and paper mills (using the previous year as a reference year).

Outcome 2006

	2005	2006	+/- %
Emissions from fossil fuels in relation to production levels	0.370	0.355	–4.1

Goal 1: Improved water consumption

SCA's production processes require large amounts of water. In the manufacture of paper, corrugated board and tissue, water is the medium in which paper fibre is transported at the beginning of the production process.

Water supply is already a major problem for many countries, and clean water will become an increasingly valuable resource over the coming decades. SCA is therefore working intensively to optimize its water consumption and further enhance the efficiency of our water purification plants at all production sites.

Not only do the treatment plants help to purify the water, the sludge residue yielded in the purification process is used to produce green energy through incineration and/or biogas production. The wise use of existing resources is a common theme in SCA's environmental programmes.

Goal 2: Reduced emissions of carbon dioxide

SCA's production processes require large amounts of energy and energy costs constitute 7% of total sales. In 2002 SCA therefore initiated a Group-wide energy saving programme called ESAVE to reduce SCA's energy consumption and costs as well as the impact on the environment. The programme comprises numerous small-scale projects, the aggregate effect of which is significant improvements. Since 2002 ESAVE has reduced SCA's fuel consumption by 500 GWh, cut carbon dioxides by 40,000 tonnes and reduced electricity consumption by 400 GWh.

SCA also uses industrial residues to generate green electricity through local co-generation. In Sweden SCA produced 550 GWh that resulted in 550,000 green certificates. The company is also a major supplier of forest biofuels.

Goal 3: Responsible use of wood raw material

SCA uses two types of wood fibre in production: fresh fibre, primarily from SCA's own expansive forests in the north of Sweden, but also from forests owned by others in Sweden, Austria, Germany and other countries nearby, and recycled fibre from recycled paper. SCA's aspiration is to use recovered paper in production to the greatest extent possible and to advocate responsible forest management in both our own land and that of our suppliers.

SCA has for many years been a driving force in the development of production methods based on the use of recycled fibre and has developed new methods enabling the use of recycled fibre as raw material. The company has also established SCA Recycling to collect and distribute recycled fibre. The fibre collected is delivered to the Group's European packaging and tissue mills and meets about 60% of their total requirements.

SCA's fresh fibre comes both from the Group's own forests and those of its suppliers. SCA has been working to promote responsible forestry for many years and was certified by the Forest Stewardship Council (FSC) in 1999, confirming that the company's forestry activities are carried out according to stringent standards. SCA has also adopted a policy which ensures that none of the material supplied to the company that is based on fresh fibre come from controversial sources. Thanks to the FSC certification of the company's forestry activities, SCA is the world's leading supplier of FSC-certified products.

SCA buys large quantities of material made from fresh fibre, primarily paper pulp and packaging paper, kraftliner and semi-chemical fluting. SCA requires its suppliers to demonstrate how they ensure compliance with the company's requirement that none of the raw material for these products comes from controversial sources. Timber from controversial sources is defined as:

- illegally logged timber,
- timber from forests with a high conservation value,
- timber from areas where human rights or the rights of the indigenous population are violated.

Goal 4: SCA Code of Conduct Compliance

As a result of our commitment to world-class standards of business integrity, the challenge for SCA businesses worldwide is to ensure that the Code of Conduct is reflected in all actions at the local level. SCA is involved in ongoing efforts to embed its Code of Conduct into day-to-day business operations, to evaluate human rights compliance within its operations and to develop mechanisms to ensure Code of Conduct compliance in its supply chain.

We recognise the seriousness of the HIV/AIDS epidemic and its potentially devastating impact on the workplace, the livelihoods of our employees and those who depend on them. In line with our Code of Conduct and our Health and Safety Policy, we are committed to provide our employees with non-discriminatory and safe workplaces.

Goal 3: Responsible use of wood raw material

Targets
SCA will continue to employ methods to ensure that no materials based on fresh fibres used in production come from controversial sources.

Outcome 2006
All business groups have acquired information from their suppliers of fresh fibre based products on how they operate in order to meet SCAs requirements. The overview does not include temporary suppliers of smaller volumes. Based on the evaluations that have been carried out, the number of suppliers has been reduced. On-site audits have been carried out by most business groups. All SCA wood consuming units are third party audited to ensure compliance.

Goal 4: With regards to the SCA Code of Conduct, we will:

Targets 2007
a. Continue to integrate SCA Code of Conduct requirements into existing supplier performance management systems.
b. Continue our assessments of human rights standards and compliance with SCA's Code of Conduct in a selection of seven to nine countries.
c. Assess compliance with the Code of Conduct and identify areas where action is required.
d. Develop a corporate Group-wide HIV/AIDS policy and associated procedures/guidelines.

Outcome 2006
a. During 2006 the program has focussed on defining how ethical sourcing will be managed internally, establishing responsibilities, allocating resources and initiation of an internal communication process to our procurement teams who are responsible for implementation so as to empower and equip them to own this issue.
b. In-depth human rights assessments undertaken at 12 sample factories in 6 high-risk countries. Two violations of the SCA Code of Conduct were identified.
c. During 2006, 12 suspected violations of the Code of Conduct were reported. All were thoroughly investigated. One reported case is currently under investigation. In two reported cases in our Asia Pacific operations, the investigation lead to the dismissal of 9 employees at one facility and 4 employees at another. The remaining 9 reports lead to disciplinary action against 3 employees and the dismissal of a further 7 employees.

Driving forces, trends and underlying principles

As the demands on global resources increase, pressures mount on manufacturers to continuously improve their businesses in line with sustainable principles and production methods. Over the past two decades, the concept of sustainability has moved from the periphery of business focus to the top of the agenda for shareholders, customers and other stakeholders.

Opinion-shapers – individuals as well as organizations – are drawing attention to the key issues and political decisions and legislation at the national and international level are contributing to the change. Sustainable development has grown from a movement focussed primarily on environmental concerns to a widely recognised framework that attempts to balance economic, social and environmental concerns in decision-making and action. Environmental requirements are now a de facto feature of public procurements. Companies are under increasing pressure to openly account for their environmental impact and sustainability activities, and such considerations are starting to have an impact on the financial valuation of companies.

SCA's wide-ranging, long-term sustainability work is thus driven by both an enduring commitment to the promotion of sustainable development and by the commercial motive of increased profitability as a result.

Our sustainability activities are aimed at

- continuously improving the way in which we impact the environment and society
- creating a positive and competitive image of SCA
- creating the conditions that enable us to be an attractive employer with the ability to attract, develop and retain professional and highly skilled employees
- reducing our operational expenses, for instance by reducing energy and water consumption

Supply Chain - a unique ability to make a difference

Two factors ensure that SCA has a unique ability to control and minimize the environmental impact of its products. The first is that a significant proportion of our production, from raw material to finished product, is undertaken at our own production facilities. For many of our products SCA is thus able to control the entire chain, from responsible forest management and environmentally sound production methods to the collection and recycling of paper. Secondly, SCA is a company of significant size, and this enables us to require appropriate standards of environmental performance and social responsibility from our suppliers.

SCA's business is continuously changing and growing and we are expanding into new commercial areas and new and in some cases higher risk countries. Our supply chain is becoming more complex with hundreds of suppliers worldwide. Through our supply chain assurance project we seek to ensure that the conditions in our supply chain comply with the requirements of our Code of Conduct. Work has been underway since 2005 to integrate SCA's Code of Conduct into all our purchasing activities and existing systems for evaluating and auditing existing and potential suppliers across the Group. As with all our CSR programs, we believe that accountability for delivering on our goals should rest with line management and the day-to-day responsibilities in this area should lie within the procurement teams. During 2006, our internal program has been focussed on defining internally how ethical sourcing will be managed, establishing responsibilities, and allocating resources. A vital component during 2006 has been the introduction of an internal communication process to our procurement teams.

Joint ventures

Since the late 1970s, SCA has established joint ventures with a number of companies located in non-European markets. The main rationale behind these partnerships is that they provide an efficient way to establish SCA in new markets.

In a typical joint venture, SCA is responsible for product development and technology, while our local partner contributes expert knowledge about the local market. A joint venture is generally based on 50/50 ownership and consensus decision-making at board level. Choosing the right partner is a rigorous process that focuses on areas such as financial stability, long-term business focus and a willingness to operate a business in a manner that is consistent with SCA's values and business practices.

A minimum requirement for SCA's joint ventures is that they abide by applicable laws and local regulations. In reality they generally maintain considerably higher standards than this, and the employment terms are almost always better than those offered by other companies in the region. Not only are SCA's joint ventures very attractive employers, they are also able to meet the high expectations of customers.



Health and safety

The health and safety of SCA's employees is of utmost importance to the company and an essential aspect of being an attractive employer. Our initiatives to create safe and healthy work environments are based on national legislation and international standards, and on the company's own health and safety policy, which in most cases exceeds the requirements defined by national legislation. The policy emphasizes SCA's legal responsibility; the cost of poor health and safety and the relationship between good health and safety and employee motivation, productivity and collaboration, which are crucial success factors for the company. The policy also outlines SCA's responsibility towards its employees, their families and the societies in which we operate.

In addition to the Group directives and guidelines, there are also many initiatives at the regional and local levels.

Safety results

SCA continues its efforts to foster an improved safety culture. 50 SCA operations experienced no accidents or injuries in 2006. Our safety programmes are focussed primarily on preventive measures such as analysing "near misses" and expanding internal safety inspections.

SCA continuously measures, reports, and publishes data on the following key performance indicators (KPIs) for all operations:

- Number of Lost Time Accidents (LTA)
- Number of Days Lost (DLA)
- *Accident* Severity Rate (ASR)
- Incidence Rate (IR) per 100 employees
- Frequency Rate (FR) (accidents per million worked hours)

Detailed Group-wide safety performance data for 2004 - 2006 are presented in the table below.

Our continuous improvement initiatives are based on thorough risk analyses and consist of ambitious preventive measures. Incidents and accidents resulting in absence from work are thoroughly analysed so that concrete steps can be taken to eradicate the cause of such accidents or incidents.

The number of Lost Time Accidents (LTAs) declined across the SCA Group during 2006, as did the Incident Rate(IR). Over the last five years IR has fallen by 20%, which is a significant improvement. SCA's ASR increased during 2006, while the relative number of accidents is showing a tendency to decline. In 2006, FR ranged from five to 15 across our business groups, with an average of ten for the Group as a whole.

Tragically, a contracted employee lost his life at work in 2006. A fatal accident occurred at the plant in Guangzhou, China, when a contracted employee died after a wall collapsed. A full investigation was carried out. The investigation did not point to a need for new systems, but rather a need for greater efforts to change attitudes. Another key concern is ensuring that the existing systems are adhered to and understood by all employees and that new information is communicated throughout the organization.

Incident Rate (IR)


2.5
2.0
1.5
1.0
0.5
0.0
2002
2003
2004
2005
2006

Accident Severity Rate (ASR)


25
20
15
10
5
0
2002
2003
2004
2005
2006

Safety Summary

	2004	2005	2006
Lost Time Accidents (LTA)	822	915	762
Days lost (DLA)	17,552	18,969	17,024
Accident Severity Rate (ASR)	21	21	22
Incident Rate per 100 employees (IR)	1.94	2.03	1.75
Frequency Rate (FR)	11.3	11.7	9.8

SCA's *Top Management* Diversity Survey Top 300 Managers 2006


Other 13%
Mexican 3%
French 5%
Italian 4%
Belgian 2%
American 8%
Dutch 7%
Swedish 34%
British 12%
German 12%

In total 26 nationalities.

SCA's Gender Top 300 Managers 2006


Women
9%
Men
91%

SCA's Top Management Diversity Survey Top 1,000 Managers


Other 17%
Mexican 4%
French 5%
Italian 5%
Danish 3%
American 12%
Swedish 24%
British 12%
German 11%
Dutch 7%

In total 38 nationalities.

SCA's Gender Top 1,000 Managers 2006


Women
14%
Men
86%

Employees

During the year, the average number of employees in the Group was 51,022 compared to 51,902 in 2005. In 2006, approximately 25(25)% of SCA employees were female. There were significant regional differences, with women representing about 22(22)%, 28(27)%, and 35(39)% of full-time employees in Europe, the Americas and Asia Pacific, respectively. The 2006 employee age distribution statistics are presented in the diagram on page 15. In 2006, the youngest employees were 15 years of age and worked as apprentices, administrative trainees or in summer jobs in Sweden, Germany and Austria. The percentage of SCA employees with academic degrees or similar during 2006 was 13%. This percentage has been steadily increasing over the past 5 years as shown in the diagram on page 15.

Employee relations

A company of SCA's size is constantly adapting to respond to changes in the external environment. These changes cover a number of different areas: the development of new products, changes in marketing, establishment and expansion in new markets and changes in production structures. In all cases the relationship between the company and its employees is a crucial success factor. SCA therefore has a very clear-cut approach: the Group's relations with its employees must be based on the company's fundamental values, as outlined in the Code of Conduct, and on local legislation and collective agreements.

Diversity, development and dialogue

SCA's objective is to ensure that all employees are treated fairly and with respect and given possibilities to develop their abilities and talents and thereby contribute to the success of the company. To create a dynamic organization with a broad range of expertise, SCA also strives to develop the organization to embrace greater diversity. There must be no discrimination, harassment or threats under any circumstances, and employment and promotion must be based on the qualifications of the employee.

To obtain a picture of the current situation, SCA has been conducting an annual diversity survey of the company's 1,000 and 300 top managers since 2003. In 2006, among the top 1,000 managers, 38 nationalities were represented (34) and the ratio of women to men was 14% women, 86% men (12%, 88%). Among the top 300 managers, 26 nationalities were represented (25) and the ratio of women to men was 9% women, 91% men (10%, 90%).Every year SCA invests significantly in various forms of employee development. Each SCA Business Group has training and development programmes based on the group's specific requirements. In 2006, the total cost of training and development programmes was SEK 165 (170)m. This figure refers only to external costs incurred and does not include any internal costs. The actual investment is therefore significantly higher.

SCA recognizes each employee's right to decide whether to join a trade union organization or not. Through regular meetings, SCA is able to maintain an ongoing dialogue with employee representatives. Agenda items include the Group's progress, profits and other key issues. In 2006, more than 70% of SCA's 51,022 employees were covered by collective bargaining agreements. In April 2004, SCA signed a global frame-


Fredrik Jönsson
SCA

work agreement with ICEM (International Federation of Chemical, Energy, Mine and General Workers' Unions, which represents more than 20 million members worldwide), the Swedish Paper Workers Union (which in this context represents all Swedish trade unions) and SCA's European Works Council. The agreement is based in part on SCA's Code of Conduct and is aimed at promoting cooperation and social responsibility throughout the Group. The framework agreement is reviewed each year by the parties involved. The 2006 review concluded that no violations of the agreement had occurred.

An open, transparent and constructive dialogue with the employees and their representatives is valuable, especially in connection with restructuring and reorganization measures when both the company's and employees' requirements need to be addressed. SCA therefore works actively to ensure that employees are provided with the best possible support when changes are implemented. Since 2004, SCA has closed several facilities and in all cases, extensive measures were introduced to help employees find new jobs.

Human rights

SCA fully supports the principles expressed in the UN Declaration of Human Rights. We are committed, in accordance with our Code of Conduct, to supporting and respecting the protection of human rights within our sphere of interest. One of the challenges faced by SCA as a company is to ensure that our Code of Conduct is reflected in all parts of our global operations, i.e. also in those parts of the world where respect for human rights is limited, corrupt business practices are common, there is a lack of relevant legislation and irregularities occur in the administration of justice.

During 2005, a Human Rights Country Risk Framework was developed to enable the identification of countries with significant social and ethical risks based on criteria including, the country's political situation, the human rights record, level of corruption and degree of integration into the international community. The risk framework encompassed all countries where SCA has fully owned operations and revealed that many SCA operations are located in countries where the local business environment is fraught with risks from a SCA Code of Conduct perspective.

In Phase 1 of the Human Rights Assessment project, in-depth assessments were undertaken at sample factories in 6 high-risk countries to determine whether in fact their location in risk-filled business environments could result in situations of conflict with the SCA Code of Conduct. The in-depth Human Rights Assessments encompassed the areas of Code of Conduct implementation, conditions of employment, salaries and wages and benefits (pensions, medical insurance etc.), industrial relations, business practice, community involvement and health and safety procedures and practice. The assessments are based upon personal interviews and collected quantitative and qualitative data. They aim to determine whether policies/guidelines are in place to support the Code of Conduct and address specific local risk areas, whether adequate and appropriate procedures are in place to ensure compliance with these policies and to verify compliance against the Code of Conduct.

The results of the assessments are presented in a summary report sent to

Employees with Academic Degree or Similar 2006


Number
1,800
1,500
1,200
900
600
300
0
Men
Women
21–30
31–40
41–50
51–60
60+
age

Employees with Academic Degree or Similar, 2005/2006 Comparison


Number
3,000
2,500
2,000
1,500
1,000
500
0
2005
2006
21–30
31–40
41–50
51–60
60+
age

Percentage of Employees with Academic Degree or Similar 2002–2006


%
15
12
9
6
3
0
2002
2003
2004
2005
2006

Employee Age Distribution SCA Group 2006


60+ years 2%
15–20 years 2%
51–60 years 16%
21–30 years 23%
41–50 years 28%
31–40 years 29%

local and Business Group management. These reports outline the team's overall impressions of the current status in various areas related to the SCA Code of Conduct and identify areas of strength as well as areas of potential conflict with the SCA Code of Conduct. They also include suggestions and recommendations to achieve compliance with the SCA Code of Conduct. The SCA sites develop an action plan to achieve full compliance.

Assessments of two factories were undertaken in Russia during 2005. No areas of non-compliance with the Code of Conduct were identified; however, potential areas for improvement were communicated to local management. Action plans were developed and work undertaken during 2006 towards improvements.

Sample factories in China, Colombia, Malaysia, Mexico and Poland were assessed during 2006. Two violations of the SCA Code of Conduct were identified during these assessments. In Mexico it is common local practice for employers to carryout pre-employment pregnancy testing. While not clearly illegal under Mexican law, this practice is not supported by SCA's Code of Conduct. Pre-employment pregnancy testing no longer occurs at SCA operations in Mexico. In Malaysia, a breach in terms of acceptable conditions of employment for SCA employees was identified. At the time of publication of this report an action plan is being developed together with local management to rectify the situation.

While areas of potential improvement were identified at a few of the factories, areas of best practice were also identified. Learning/information from the findings of the first phase of assessments will be shared group-wide during 2007 to increase awareness around these issues and promote greater compliance with the Code of Conduct.

From the results of the assessments conducted to date, it may be concluded that the SCA Code of Conduct is sometimes not sufficiently detailed to provide adequate guidance and support from an ethical perspective to local management in high-risk countries. The experience and outcome of the first phase of assessments has been of value to SCA, and the SCA Sustainability Council has decided that a 2nd phase of assessments will be carried out during 2007.

Business Practise

In recent years our customers have shown a growing interest in our sustainability programs. SCA's activities in promoting environmental and social responsibility is therefore not simply an important ethical issue, but also, along with an increased focus on product safety, a key competitive parameter.

To ensure that SCA is not in violation of prevailing competition law, a Group-wide program is in place to ensure compliance with the prevailing competition rules. Each Business Group annually reports to SCA's Board of Directors detailing the measures implemented. To prevent corruption, fraud and unethical business practices, the Business Groups also work actively with training programmes. Approval by higher-level managers (next level approval policy) is another key instrument helping to maintain high levels of control in this area. SCA's new organization for Internal Audit will assist us in maintaining high standards in these areas. The function, which reports directly to SCA's Board of Directors, was established in 2006 and consists of 12 individuals representing all SCA Business Groups and geographies.

Chemicals

The use of chemicals is an area where legislation plays a key role. In 2007 the new EU legislation known as REACH (Registration, Evaluation and Authorization of Chemicals) will enter into force. The previous legislation in this area was a patchwork of various rules and directives, with different rules for "existing" and "new" chemicals. The new legislation covers product safety as well as environmental issues and makes producers responsible for demonstrating that chemicals are safe to use. SCA uses process and maintenance chemicals in its manufacturing processes and various types of highly absorbent materials in its products. SCA welcomes the new legislation as a major step towards improving environment and product safety. In 2006, SCA prepared to meet the new REACH requirements by, for example, developing procedures for documenting the procurement and use of chemicals in the company's production processes and products. An important tool in managing this, is SCA's Chemical Management System (SSG chemical webbservice). It is a web-based system that outlines the effects on health and the environment of the various chemicals used. The system currently contains information about 4300 chemicals used by SCA.

Measurement and control of operations

Measuring a business in economic terms is of course a matter for all companies. For SCA it is equally natural to use measurement methods and control instruments in other areas of the business as



well. To this end, the company has developed a number of in-house systems and adopted several international standards.

Resource Management System (RMS)

In the mid-1990s SCA took the first steps towards developing a system that enables the company to monitor its environmental impact and thereby generate data on which to base decisions on future measures. This resulted in the Resource Management System (RMS), a reporting system. The RMS currently covers more than 150 production sites. Newly acquired businesses are integrated into the RMS when they have been part of the Group for one calendar year. Each unit reports the following data to the system:

- raw material consumption
- incoming and outgoing shipments
- production volumes
- energy consumption broken down by hydroelectric power, co-generation and power from the grid
- fuel consumption broken down by biofuels, fossil fuels and electric boilers
- air emissions, including data on fossil and biogenic carbon dioxide
- water emissions
- solid waste

The data collected is analysed and then used in following up the company's objectives in various areas, making comparisons between production sites and formulating new objectives and activities. The data is reported both internally and externally at the mill level, Business Group level and for the Group as a whole.

Since its introduction, the RMS has evolved into a highly reliable tool and is in many ways the engine in the Group's continued environmental work. The RMS has, among other things, made it possible to follow-up and report the Group's energy consumption, transportation and raw material use.

International standards

SCA complies with several international standards. Some of the most important are: the ISO 14001 environmental management system (with few exceptions, SCA's European mills are ISO 14001-certified), the Forest Stewardship Council, FSC (an international organization that promotes responsible forest management) and the Occupational Health & Safety Assessment Series, OHSAS 18001 (work environment).

Group networks

SCA has established a number of networks responsible for specific issues and for implementing SCA's policy decisions on sustainability. Some of the networks that have been active during 2006 are the Product Safety, Resource Management, Environmental Management, Health & Safety, CSR Implementation and Supply Chain Assurance networks.

Evaluation of SCA's sustainability performance

Honouring our commitments
During 2006, funds investing in companies' with the help of corporate governance, social and environmental performance indicators were estimated to hold more than 5 % of SCA shares.

SCA is rated by many sustainability indices annually. For this report we have asked senior analysts from leading sustainability indices and non-governmental organisations to describe their most recent sustainability ratings of SCA in relation to peer companies.

WWF International
Since 2004, WWF has been assessing the standards of Corporate Responsibility Reporting by pulp and paper companies operating in Europe. WWF also identifies an "ideal" Corporate Responsibility Report" as the sector benchmark. In the 2006 review SCA was chosen as performing well compared to many of its competitors. Areas of excellence in SCA's reporting include the reporting on chemicals and toxics, policy and targets for water consumption, on emissions to air, water and landfill. WWF also rates SCA as above average for its positive interaction with communities and stakeholders and overall for its comprehensive environmental reporting. Duncan Pollard, from WWF said "SCA has been refreshingly honest in areas such as its responsible fibre sourcing policy. The statements are prudent but their level of detailed reporting on FSC and PEFC certification schemes for example, show a deeper understanding and approach to responsible sourcing than many companies."

WWF produced a separate study on the Tissue sector in 2005. SCA scored best among the 5 largest "tissue giants" in the world. In 2006, SCA managed to improve its score from under 50% in 2005 to 69% in 2006. SCA remains the undisputed leader among the key tissue manufacturers, for the transparency and clarity of its reporting and is highlighted as the "only tissue giant to provide adequate assurance that they promote forest management of the highest environmental and social standards and actively avoid forest destruction".

INNOVEST rating
INNOVEST Strategic Value Advisors specialize in analyzing companies' performance on environmental, social and strategic governance issues, with a particular focus on their impact on competitiveness, profitability and share price performance. In 2006, SCA again qualified for the "Global 100 Most Sustainable Corporations in the World" list. The "Global 100" are selected from a pool of over 1,800 companies and are deemed to have the best-developed abilities relative to their industry peers, to manage environmental, social and governance risks, and to take advantage of new business opportunities in this area.

The INNOVEST analysts focus on: strategic governance, human capital, environment and stakeholder capital. They also apply a "negative screening" to ensure the company is not involved in tobacco or weapons production etc. In comparison to its peer group of 30 leading companies, SCA is rated above average and occupies a position in the top quartile of the INNOVEST index of paper & forest companies. In 2006, SCA performed very well in all areas, maintaining its rating of 7.3 for "stakeholder capital" to improving its performance on "strategic governance (9.3), human capital (6.6) and environment (8.0)."

Senior analyst Susanna Jacobson said "European forestry companies are above average thanks mainly to the more sophisticated regulatory environment in Europe, and in that SCA has maintained its sector leading approach on all fronts. We see its areas of competitive advantage as:

- A strong sustainability strategy: SCA's leading approach to sustainable forest management (SFM) and product certification puts the company in a very good position.
- An efficient use of resources: SCA's position of largest collector and user of recovered fibre, self-sufficiency in energy consumption onsite as well as its approach to reduction of resource use are exemplary.
- Good labour relations: despite considerable restructuring and outsourcing over the last year, SCA has maintained good relations with the unions, contrary to some of its peers in other countries.

The areas of potential risk that Innovest identifies are:

- The issues in emerging markets, ranging from poor environmental standards and the sourcing of fibre, to human and labor rights, poor health and safety standards or restrictions on collective bargaining.
- The limited emission rate improvement: SCA's emissions to air and water has plateaued or slightly increased over the last 2 years. This indicates a need for further investment in R&D and greater technical innovation. The company needs to maintain its high level of investment in environmental improvement in order to remain one of the sector leaders for environmentally sensitive products".

VIGEO rating
Vigeo is a European supplier of extra-financial analysis and measures companies' performance in the fields of Sustainable Development and Social Responsibility. The Vigeo "Ethibel Excellence Index" comprises the shares of some 280 European, North American and Asia-Pacific companies considered to perform above average in terms of social and environmental sustainability.

In 2006 SCA was selected in the paper and forestry sector for the Excellence Index, with a rating of *"leading performer"* for its human rights policy, active performer status for environment, human resources and business behaviour and average performer in its sector for corporate governance and community involvement. Because of its overall performance, SCA was also selected for the "Pioneer register" of the "Ethibel Excellence Index".

SCA was highly rated for the fact that 70% of its employees are covered by collective agreements and that the Health & Safety certification (OHSAS 18001) of its units is in progress. However, its restructuring activities can be ill-prepared. Very little is reported about the social dialogue within the company in Asia and South America. More detailed reporting is necessary. Vigeo analysts note that SCA's engagement on international human resources standards, with assessment of the countries at risk and protection of the union delegates is a good step forward.

Albert Charlier, Senior Analyst commented "SCA's corporate governance rules are relatively weak for a Scandinavian company, however is nevertheless good to publish the value of the stock options held by top management. SCA's environmental policy deserves excellent scores, for its quantitative water commitments and sustainable forest management strategy. The reuse of recycled water and performance in COD reduction are impressive though there are some questions about the increase of toxic waste and SO2 emissions. As for recycling, SCA is not only the first European recycler of recovered paper, but also shows a rare capability of reusing the most difficult fractions of its waste, such as sludge. There are also still some questions on sourcing fiber in regions such as South America, but the fact that SCA has started auditing its suppliers is encouraging."

FTSE4Good rating

The FTSE4Good is a market index which measures the performance of companies that meet globally recognised corporate responsibility standards.

SCA is considered to be a "high-impact company" in environmental and social terms. The company meets the FTSE4Good environmental, human rights, employee issues and corporate governance criteria for its policies, reporting systems and results. and EIRIS – FTSE4Good analysts rate SCA's environmental policy, management system and reporting as ***Exceptional***. SCA's latest environmental performance shows significant improvement with respect to discharges to water and waste management; however they consider SCA's improvements on climate change/energy issues and emissions to air to be ***Minor***. The biodiversity policy is considered ***Moderate***, while the sustainable timber policy is rated ***Good*** (55% of SCA's wood supply is FSC certified).

EIRIS – FTSE4Good considers the policy & procedures for global governance to be ***Clear***, and the Code of Conduct and implementation system to be ***Advanced***. They also awards SCA a higher rating because the SCA President and CEO is also head of the Group's Sustainability Council, responsible for environmental and social issues.

SCA is rated as having an ***Advanced*** overall approach to Human Rights, despite its presence in countries such as Colombia, China and Tunisia. SCA's policy on human rights, its management systems and dialogue are rated as ***Intermediate*** and SCA also gets a positive rating for the high percentage of "positive products and services" such as services for environmental technology or healthcare products (incontinence). Stakeholder engagement and reporting is rated ***Moderate***. SCA's policy for equal opportunities scores an ***Advanced*** rating and the analysts say that there is ***Clear evidence*** of systems for promoting equal opportunity or diversity, of systems for managing health and safety of systems for managing employee/union relations, training and development and community involvement. According to the analysts SCA only shows ***Some evidence*** of systems for advancing job creation and job security.

Dow Jones Sustainability Index rating

The Dow Jones Sustainability Indexes (DJSI) are the first global indexes to track the financial performance of leading sustainability-driven companies worldwide. Since 2005, SCA is included in the DJSI's European subset, the Dow Jones STOXX Sustainability Index.

SCA is rated on its Economic, Environmental and Social performance based on publicly available information only. SCA received an average result(see table below), with its best results for corporate governance, code of conduct and strategy for emerging markets.

Gabriela Grab, Senior analyst at SAM comments: "SCA's report is comprehensive and there is evidence that SCA has identified the right issues for environmental and social management. The Environmental management system is advanced and the Code of Conduct goes very far, compared to its peer companies. But to be considered "best practice", SCA needs to be less vague and give quantitative data, for commercial pulp sourcing and its supply chain and operations in emerging markets. For the environmental dimension, the absence of quantitative targets and a timing for the reduction of CO2 emissions does not come out well in our assessment. These gaps in the reporting, following our criteria make it that SCA does not reach the best status for its sector."

Dimension scores

	SCA score	Average sector score	Lowest score DJSI STOXX
Economic dimension	58	52	53
Environmental dimension	74	72	74
Social dimension	65	61	65
Total weighted score	**65**	**60**	**64**

Personal Care

Our products come into direct contact with the body. This is why product safety is a natural and integrated part of our product development.

Personal Care

Personal Care comprises three product segments: incontinence care, baby diapers and feminine care. All three segments are driven by innovation and and new products are launched continuously. The products are sold both under SCA's own brands and under retailers' brands, and distributed via retailers and health care providers.

Share of the Group



Net sales
21%
Operating profit
32%
Capital employed
9%
Average no. of employees
15%

Geographic presence



Sales in some 90 countries in all parts of the world. Production at 18 plants in 16 countries.



Sales by product segment


Feminine care
16%
Incontinence care
55%
Baby diapers
29%

Incontinence products account for most of the sales in the Personal Care segment.

Sales by region


Australia 5%
Asia 5%
Latin America 8%
North America
12%
Europe
70%

SCA is expanding rapidly in Personal Care and holds strong positions in all parts of the world.

Market positions

	Europe	North America	Global
Incontinence care	1	3	1
Baby diapers	2	–	3
Feminine care	3	–	5


IPPLE BOX
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Personal Care – Product safety is our primary objective

The last few decades have seen rapid advances in the functionality and comfort offered by our products. New materials and new product designs have made it possible to produce thinner products while improving absorption and leakage protection. A fundamental requirement is that our products must be safe for those who use them, regardless of materials or design. Our product safety programs are therefore an essential, integrated part of our product development activities. By addressing these issues in a systematic way, we have built a successful business.

SCA has for many years had well-developed systems in place for meeting legal and regulatory product safety requirements. We also have the expertise and processes required to meet our customers' high product safety expectations, both for our own brands and for retailer' brands.

SCA's products come into direct contact with intimate parts of the body. The materials used have therefore been carefully examined to ensure that they are skin-safe. The materials are tested for toxicity, especially with respect to skin irritations and sensitisation (i.e. that they do not cause allergies). The materials used in our absorbent products are selected from low-risk materials, which generally consist of natural or synthetic polymers. Continuous monitoring of consumer reactions has confirmed the high safety level of SCA's products.

Chemicals

A lot of attention is currently being paid to chemicals, partly due to REACH, the EU's new chemicals legislation, which is expected to enter into force on 1 June 2007. Since many of the raw materials we use are defined as chemical substances, we have made careful preparations to implement REACH.

Personal Care has catalogued the chemicals and materials that we handle in our operations, identified the requirements made under the new legislation and ensured that our suppliers register chemicals and materials for our use. Information and instructions for all interested parties are currently being prepared in order to integrate the REACH requirements into our day-to-day activities.

In 2006 we also developed CHAP (Chemical Assessment Procedure), a new and improved control procedure for our factories that evaluates the chemicals from a work environment, environmental and product safety perspective. Implementation of CHAP was initiated in 2006 and is expected to be completed in 2007.

Life Cycle Assessments (LCA)

Working successfully with sustainability issues requires more than access to the relevant facts – it also requires determination. Access to accurate data also makes it possible to meet requirements with respect to transparent reporting of the products' environmental performance.

Personal Care employs life cycle assessments (LCA) in a consistent and structured manner. An LCA provides a complete picture of a product's environmental impact, with respect to raw materials, production, consumption and waste. The method was introduced in the 1970s and has since been developed and adapted for practical use by large industrial companies, including SCA, in collaboration with the academic world.

A much-publicized life cycle assessment commissioned by the UK Department for Environment, Food and Rural Affairs was conducted in 2005 to compare the environmental performance of disposable diapers and their cloth equivalents. The LCA showed that there is little difference between disposable products and cloth products from an environmental perspective. However, in terms of absorption, comfort and practicality, the disposable products are far superior.

Life cycle assessment results help us to optimize the choice of materials in our products and identify suppliers with improvement potential. LCAs supplement the overall environmental assessment of the company's products. Reliable information about a product's environmental performance is important, not only for our development work, but is required to an increasing extent by our customers in both the public and private sectors. Another key advantage of LCAs is that they enable us to produce Environmental Product Declarations (EPD) for our products in the future.

EPD's have significant potential to become key tools for communicating the environmental performance of products. Based on a life cycle assessment, an EPD describes the company, product, manufacturing processes, resource consumption and waste as well as the environmental impact of the product, e.g. in terms of global warming. EPDs thus provide objective and verifiable information and are not limited to symbols and requirements that can only be understood in a local context.

Personal Care will therefore seek to promote the use of environmental product declarations and is currently working on producing EPDs for the company's product range in order to be well prepared when EPDs make their international breakthrough.

Incontinence

Incontinence is a problem with many dimensions. The consequences of incontinence for an individual vary in gravity, from slight discomfort to depression and social isolation. However, incontinence is not merely a problem at the individual level. Because of demographic developments, the percentage of older people in the population is set to increase dramatically over the next ten years, which will create entirely new challenges for health care providers.

Incontinence can affect people of all ages and has a variety of causes. In women, incontinence is caused primarily by a weakening of the pelvic floor muscles, generally as a result of pregnancy, neurological damage or disease. In men incontinence is mainly caused by enlargement of the prostate gland, neu-

Focus on Young Employees

One of the many training initiatives in 2006 was the new PUMA programme developed for young employees within SCA who are willing and able to take on a leadership role or work in a specialist area in the future. The programme's goal is to provide the participants with a broad understanding of SCA's corporate culture and operations, at the same time as they are integrated into the SCA network. PUMA, which has 20 participants, will run for one year and integrate training into everyday work processes. During the year, ten days are set aside for project work so that the participants can learn how to develop an idea into a complete marketing plan. The PUMA participants are divided into four groups to work on their projects and the groups compete with each other. In 2006 the winning project concept called "Ready 2 Go" demonstrated how to dispose of used diapers in a smart and easy way.



Attractive Employer

SCA's long-term efforts to create safe and attractive working conditions resulted, among other things, in two awards in 2006. In Denmark SCA Hygiene Products was voted the country's sixth best workplace and placed in the top 100 best workplaces in Europe. In a similar competition, SCA in Drummondville, Canada placed third in the province of Quebec.



rological damage and disease. Incontinence is largely a problem for elderly people, with about 25 % of both men and women over the age of 80 suffering from the condition. Incontinence is also relatively common among women aged 45 to 55 and occurs among men of this age category, but to a much lesser extent.

To be able to make the right decisions for the future, it is vital that Personal Care and our health care customers understand the new requirements and circumstances that current demographic trends will give rise to.

In March 2006, Personal Care arranged *The Aging Barometer*, a global seminar on aging and incontinence which was attended by 170 participants from 24 countries. The participants included experts in various disciplines, health care workers and decision-makers, customers, representatives of patient organizations and media.

"We see it as our responsibility to create awareness of existing solutions that improve the quality of life of those who suffer from incontinence", Håkan Molin, Vice President Health Care, said. "Our initial evaluation shows that *The Aging Barometer* has achieved this very effectively. At the same time, the seminar has served as an excellent platform for fruitful collaboration with customers and other stakeholders".

In 2006 Personal Care also implemented activities at the local and regional levels aimed at increasing knowledge about incontinence and breaking the taboos that still exist. An example of this is the symposium arranged for more than 100 people from the health care sector in Japan. Among other things, the symposium emphasized the importance of providing individually adapted continence care for all patients.

A global supplier base – background and challenges

Personal Care runs long-term projects aimed at broadening the supplier base, which is currently located mainly in Europe and North America. In the future the group has ambitions to work with suppliers from other parts of the world. There are several reasons for this change of direction. By broadening the supply base, Personal Care can increase the available options and thereby improve delivery reliability as well as the ability to conduct efficient purchasing activities. Expanding the supplier base will also aid the group in sourcing new types of specialized materials that will enable Personal Care to continue developing new, innovative products.

The choice of materials and suppliers has a major impact on the group's competitiveness and product safety activities. Personal Care thus operates according to strict supplier standards. The standards cover three general areas – quality issues, including product safety issues, environmental issues and social responsibility issues – and form the basis for all purchasing activities.

All new suppliers must be evaluated and approved by Personal Care's central purchasing function to ensure that we work with companies that meet our high standards for product safety and delivery security. Although existing suppliers are audited every two years by the central purchasing function, much of the evaluation process is performed continuously by our factories through the internal, computerized rating system. The system contains all available documentation about suppliers and allows all factories to submit their own supplier evaluations and consult those of others.

This global approach to purchasing will also lead to a change in the concept of supplier risk, placing a much clearer emphasis on issues such as human rights, child labour and corruption than is currently the case. Personal Care will therefore focus heavily on these issues in future purchasing and are currently strengthening our internal resources to enable us to manage this risk and ensure that suppliers meet the requirements outlined in the SCA Code of Conduct.



Opportunities and challenges in new markets

Personal Care sees considerable potential in developing sales in countries that are currently making big leaps in their economic development. In some cases this means we will be operating in countries where business conditions differ from those in our traditional markets.

Bribery and corruption occur to some extent in some countries. Personal Care's position on these issues is very clear: we will not use or become involved in any unethical business methods. We therefore work consistently to eliminate such risks and this work essentially focuses on the following three elements: knowledge about the problems; carefully considered decisions, e.g. when selecting staff and business partners; and ensuring that we always take a clear stand so that our employees and business associates are never in any doubt about our position.

In concrete terms, this means that we exercise extreme care when employing new staff so as to ensure that our new recruits understand and adopt our fundamental values. The same care is exercised when choosing suppliers and other business partners. Tenders and offers must be obtained from several suppliers and, if necessary, compared with corresponding costs in other countries to ensure that strict standards of professionalism are upheld.

We also put considerable effort into identifying various types of risks and developing methods for optimal management of these risks. One example of this is the use of the next level approval policy, i.e. that decisions must be approved by a higher-level manager.

We also arrange regular seminars and workshops to inform employees about the type of problems that they may encounter. At these seminars we conduct open discussions in order to create the greatest possible awareness of the problems associated with unethical business practices and present the company's risk assessments. By devoting considerable energy and resources to this work, we minimize the risk of being drawn into corrupt practices.

UN and SCA in a Slovakian Collaboration

The United Nation's UNDP development programme launched a project in 2006 with the purpose of developing infrastructure and working towards sustainable solutions in the beautiful Domica region in Slovakia. The Domica region – or the village called Germerská Hôrka to be precise – is where SCA's facility for the manufacture of feminine care products is located. As the regions largest industrial enterprise, SCA was asked to take on a leading role in UNDP's project. On 29 September 2006, 150 residents from the region joined representatives from SCA and UNDP to clean up the shores of the Slana River. This pilot project was conducted to kick-start the main project that will focus on creating the necessary conditions to attract people from other regions, develop infrastructure and improve the environment. "The river bank clean-up demonstrated in a very positive way that cooperation leads to results," said local manager Juraj Oravec. "All of the participants also gained a greater respect for the natural environment and learned more about the region's distinguishing features." Following the pilot project a number of other activities are planned to make Domica a region of rapid and sustainable development.







Tissue

Consumer tissue consists of toilet paper, kitchen rolls, handkerchiefs, facial tissue and napkins. The products are sold both under SCA's brands and retailers' brands, and they are distributed via retailers and to corporate customers. In the bulk consumer, Away-From-Home (AFH) product segment, SCA's offering is based on complete hygiene solutions for companies and institutions.

Share of the Group



Net sales
31%
Operating profit
17%
Capital
employed
35%
Average no.
of employees
29%

Geographic presence



SCA's products are sold in some 70 countries throughout the world. SCA produces tissue at 36 facilities in 19 countries.



Tissue

Efficient use of energy is a basic prerequisite for reduced environmental impact. We invest in eco-friendly technology and make strict demands on purchasing of wood raw material from non-controversial sources. This is what drives sustainability work in our tissue operations.

Sales by product segment



AFH tissue
41%
Consumer tissue
59%

Sales by region



Other 1%
Australia 8%
Latin America 9%
North America
21%
Europe
61%

Market positions

	Europe	North America	Global
Consumer tissue	1	–	4
Tissue for bulk consumers – AFH	1	3	3

Deliveries (tonnes)

	2005	2006
Consumer tissue	1,077,000	1,121,686
Tissue for bulk consumers – AFH	825,700	836,268



Tissue: Responsible management of raw materials

One of the SCA Group's overall environmental objectives is to ensure that we do not use fresh fibre based raw material from controversial sources (see the definition on page 9). The reason for our unyielding position in this regard is that controversial logging, e.g. illegal logging, often leads to a loss of biological diversity, involves substandard work conditions and is often conducted without any thought of reforestation or concern for the living conditions of the local population. An effective way of putting an end to these practises is to ensure that there is no demand for wood raw materials from controversial sources.

Tissue has a number of pulp suppliers in South America, one of several regions where illegal logging is known to occur. To ensure that none of our suppliers use raw material from controversial sources, we have introduced a three-stage supplier policy. The first stage is an absolute requirement that pulp suppliers ensure and document that their wood raw material does not come from a controversial source. The next stage in the policy is to require that suppliers can verify that their wood raw material derives from companies with internationally recognized certification for responsible forest management. The third and final stage is to ensure that suppliers can show that their wood raw material has been FSC-certified or certified under an equivalent international standard.

Recycled fibre – now a natural choice of material for our products

In our tissue production we use not only fresh fibre, but also a considerable amount of fibre from recycled paper. Use of recycled fibre has increased dramatically in the last 50 years and is a pre-requisite for the rapid growth of production of tissue products over the past few decades. Tissue has long been one of the leaders in developing new production technologies, and the average proportion of recycled fibre used in our production processes has gradually increased over the years, reaching 48% in 2006. The manufacture of tissue requires high-quality recycled paper. However, there is a clear tendency to mix different paper qualities in collection systems, which has effectively reduced access to suitable recycled materials for tissue production in Europe. The issue of access to paper that meets these quality requirements is currently limiting SCA's opportunities to expand its production capacity.

Energy

Our production processes require large amounts of energy, and rapid increases in the price of electricity and gas over the past few years have lead to significantly higher costs. The rising cost of raw materials is also energy-related. Increasing demand for biofuels – driven by an ambition to find renewable, non-greenhouse gas-emitting energy sources – is boosting market demand for wood, which, in turn, is increasing the price of pulp. Tissue therefore has two reasons to systematically look for ways of improving energy efficiency: one is environmental, the other financial.

The most effective way to mitigate the consequences of higher energy prices is to improve production efficiency. Tissue has been working systematically for some time to improve energy efficiency. We have invested heavily in green technologies such as co-generation, which reduces both our costs as well as our carbon dioxide emissions. One specific programme that has been conducted with great intensity in 2006 is the ESAVE. Some of the most successful projects within the ESAVE programme in 2006 are: optimization of the vacuum system at the Mannheim mill, optimization of the "felt shower system" at the plant in Le Theil and improved energy efficiency for the three large compressed air systems at the Kostheim mill.

Tissue's efficient use of energy over the past two years has had another positive effect for our business. In 2005, to meet its Kyoto Protocol commitments to reduce carbon dioxide emissions, the EU introduced an emissions trading system. Under this system, companies that exceed their permissible/allocated carbon dioxide quotas are required to buy further emission quotas or in some cases pay fines. SCA's efforts to minimize resource use has in both 2005 and 2006 resulted in a surplus of emission rights of about 10%.

In order to have a Group-wide overview of the system and optimize value, trading in emission rights is managed centrally within SCA.

Water

Water is one of the world's most important natural resources as well as one of the most sensitive. Industries, societies, agriculture and road traffic all generate emissions to water. In order to better protect our water bodies, the EU has issued a new water directive, which focusses on individual water basin districts, such as a lake or river, and operates on the principle that each water basin district should be managed based on its unique properties. This shifts the focus from emissions from industries and societies to what individual bodies of water can actually tolerate. The practical implementation of the new directive will require monitoring and control mechanisms for each river basin district. As these costs are to be borne by the point sources, i.e. by industries and municipalities, the cost of water is set to increase. The EU also recommends that the price of water be used as a control mechanism to reduce water consumption.

To prepare for the introduction of this legislation, SCA, led by Tissue Europe, has established an internal water network tasked with formulating the Group's water objectives and identifying internal expertise and areas of potential improvement. Through comparisons of water consumption and emissions at different factories, three areas of improvement have been identified:

- reducing total water consumption by recycling process water
- more efficient external purification of process water
- shifting fresh water intake from well water to surface water.

EXAMPLE OF PROJECTS

Energy saving projects

One example of a successful energy initiative is Tissue's work with the ESAVE programme. Each year a workshop is arranged where representatives from all of Europe's tissue mills can exchange experiences and ideas. This structured programme has generated various ESAVE projects that have resulted in combined annual savings of 113 GWh of electricity and 26 GWh of gas at the European tissue mills.

Water Conservation in Flagstaff

The Flaggstaff paper mill, which is a part of SCA's tissue operations in North America, won the 2006 Water Reuse Customer of the Year. The award was based on the company's demonstration of environmental stewardship through the implementation of an innovative water conservation project using reclaimed water. The paper manufacturing facility has been Flagstaff's second largest potable water user for many years before being converted to 100% reclaimed water in 2005. The plant, which recycles approximately 66,000 tons of waste paper annually to produce tissue products has reduced its fresh water consumption per ton of paper produced to approximately one third of the industry norm. This conversion effort is now the city's largest water conservation project resulting in a potable water savings of more than 100 million gallons per year. An additional benefit is achieved through the wastewater treatment process. Wastewater from the paper mill is treated by the City of Flagstaff and then sent back to the paper mill fulfilling almost 70% of the mill's reclaimed water demand. This impressive closed loop system is considered an excellent example of an Industrial Conservation Innovation and a water conservation effort that the City of Flagstaff is very proud of.

Open House in Germany and Austria

In September, SCA Tissue Europe's factories in Mannheim (Germany) and Ortmann (Austria) invited employees and their families to an Open Day. 7,000 visitors in Mannheim and 1,500 in Ortmann used this opportunity to take a closer look at the world of tissue and to learn more about recent investments made at these locations.


Willkommen zum

Training Night

SCA in Mannheim joined other major employers in the Mannheim region in organizing a "Training Night" in September 2006. Around 5,000 potential trainees visited SCA's training centre to get first-hand information on various employment opportunities. SCA's portion of the event was organized by the company's current trainees and included a visit to "MAZ," the new work station for training in which SCA Mannheim has invested EUR 1 million to ensure the company maintains the high standard of training it offers.



385 Million Healthy Steps

In Australia 560 employees of SCA Hygiene Australia took part in the Fitness for Life programme. The employees were challenged to take 10,000 steps every day. When the programme was concluded SCA declared that, although the goal had not been fully reached – the average result was 9,000 steps per participant and day – the programme had still been a big success. All in all, 385 million steps were taken towards a healthier life.

Reducing water consumption is the basis for effective water management. The measures can often be implemented with limited resources, but require in-depth knowledge about the processes involved. Reducing the organic content of effluent water, on the other hand, generally requires larger investments in water purification and other facilities. Reducing water consumption is the primary objective, as this makes it possible to reduce the size and subsequent cost of the treatment facility.

To communicate these issues within Tissue and the SCA Group as a whole, a water seminar was held in Spain in October 2006. At the seminar the SCA water network presented current trends and best practise in water management to representatives from 45 SCA factories.

Recruitment in emerging markets – focus on skills and values

SCA's growth ambitions include expanding into markets where the business climate differs considerably from our traditional markets in Europe and the USA. One major challenge is to recruit employees with the appropriate skills and solid knowledge of local conditions, who also share SCA's fundamental values. The strategy is to ensure, through various measures, that our employees not only have the right expertise, but that they receive the information and support they require in order to perform their tasks in accordance with SCA's ethical principles.

One example of a market where the challenge of recruiting the right candidates is particularly great is Russia. Due to the dynamic growth of most Russian industry sectors in the last few years, competition for skilled candidates is very intense. It is difficult, for example, to find individuals with a good command of English and there is a shortage of candidates with sales and sales development skills.

Tissue has had its own manufacturing operation in Russia since 1998, when the Svetogorsk plant was acquired. Plans are now in place to expand production operations in Russia with one further plant to meet the growing product demand.

The rapid development of the market and the local conditions put significant pressure on Tissue and on our employees. Tissue has therefore developed a number of training programmes specifically for new employees. The programmes cover a broad range of business and legal issues as well as SCA's internal rules on fair competition and ethical business practises. Employees are informed about the detailed policies and programmes that guide our business activities. To assure the long-term effect of these programmes, we conduct various follow-up courses and continuously communicate SCA's expectations and requirements to employees. In addition to the training programmes that are common for all employees, we also conduct training programmes in specific areas, such as sales and sales management.

By taking a consistent and systematic approach to recruitment and employee development, we are creating the conditions that will allow us to grow rapidly and successfully without sacrificing SCA's fundamental values or business principles.





Packaging

With focused investments in innovative energ[illegible] ction a[illegible] compromising attitude to safety work, we improve product[illegible] uild c[illegible] ness.

Packaging

SCA is a full-service packaging supplier, offering both transport and consumer packaging. Most of the packaging solutions are used for food, consumer durables and industrial products. The packaging is made primarily of corrugated board but also includes different types of plastic material.

Share of the Group



Net sales
33%
Operating profit
23%
Capital employed
29%
Average no. of employees
48%

Geographical presence



Sales in some 50 countries in Europe, North America and Asia. Production takes place at more than 300 facilities in some 30 countries.


3101
ORIGINAL
37285
ST

Sales by product segment


Industrial packaging 4%
Service 5%
Protective packaging 15%
Consumer packaging 16%
Conventional corrugated board packaging 60%

Conventional corrugated board packaging accounts for more than half of the sales. The other segments are products and services with a higher value content.

Sales by region


Asia 4%
North America 10%
Europe 86%

Europe is the biggest region within Packaging. Asia accounts for 4% of sales and is experiencing high growth. In the beginning of 2007, the packaging operation in North America was divested.

Deliveries

	2005	2006
Corrugated board (Mm²)	4,309	4,391
Kraftliner (ktonnes)	731	738
Testliner/fluting (ktonnes)	1,858	1,666

Containerboard (ktonnes)	2006
Total consumption of containerboard	2,722
Own production	2,364
Net purchases	**358**

Management Development in Asia

Packaging conducted a two-stage development programme, in 2006, for 125 managers at its facilities in China. "The purpose of the programme is to develop top and middle management by identifying individual strengths and weaknesses," said Joy Zhou, Director of Human Resources at Packaging Asia. In stage two the participants will be divided up into smaller teams to benefit from the group's collective knowledge and experiences in a more effective way and gain an understanding of other parts of the company.



Avian Flu

In order to be prepared for the threat of a widespread Avian Flu epidemic, SCA Asia Pacific has drawn up an emergency management plan, and an emergency management organization has been established throughout the region with each division responsible for its own area. The emergency management programme has been communicated to the management of all operations and at staff meetings. SCA Asia Pacific has also launched a website with information on Avian Flu and the emergency management plan.

on which to base decisions, a system for reporting all accidents and incidents has been in place since 1997. In 2006, the system was updated with specific information on the nature and severity of incidents. Since 2002, a system for the detailed reporting of health data has also been in use. The results show that the rate of workplace attendance in 2006 was 95%, based on the total number of hours worked.

Social responsibility in connection with closures

In 2006, seven SCA Packaging production facilities were closed. The closures affected 360 employees in five countries. The reason for the closures was that SCA needed to adapt production capacity to changing market conditions in order to ensure the long-term profitability of the business. To implement the closures in the most considerate manner and avoid causing unnecessary anxiety and disruption to our production, we concentrated our measures in two areas: communication and support.

The first step was to issue clear information to those concerned as soon as possible. SCA Packaging European Works Council and other employee representatives were informed in accordance with SCA policies, national legislation and collective agreements. At an early stage in the process, the employees were informed why the changes were necessary and were then kept up-to-date on proposed measures and how they would be implemented.

The second step, and a big challenge, was to constructively engage the employees and their representatives in subsequent decision-making. In all restructuring activities, SCA seeks to develop a social plan including support measures that addresses both group and individual needs. The agreements reached within Packaging included a series of measures aimed at helping employees find alternative employment.

The measures included severance pay and positions at other SCA units. Those who accepted the latter offer were given an opportunity to try out the new job for a period of 90 days. Packaging also helped employees find new jobs outside the Group while providing financial support for training programmes that would give those concerned the required expertise to seek employment with new employers. Individual career advice, job searches, workshops and administrative support are other examples of services that were offered. In many cases local employers who might have vacancies were informed about our closure plans. Support is often provided to employees for several months after production at the facilities concerned had ceased.

By taking a structured and responsible approach to the process of winding down production, SCA Packaging was able to implement the closures without disruption of production activities and without damaging SCA's reputation as a socially responsible employer.

Effective improvement activities at Chinese plants

In 2005, SCA assumed full control of the previously jointly-owned production facilities in China as part of a drive to strengthen the company's presence in the Chinese market. Shortly after the acquisition, audits were conducted at all Chinese plants to determine the standard of performance relating to environmental and health and safety issues. Based on the results of the audits, plans for concrete improvements were developed and implementation undertaken during 2006.

Environmental initiatives included investments in efficient treatment plants to clean process water. Our Chinese organization has also established a partnership among the various plants to promote an exchange of knowledge and experiences, and introduced measures designed to implement the SCA Group's Resource Management System (RMS). A concrete result of this is that all but one of our Chinese facilities will be certified according to the international environmental standard ISO 14001 by early 2007. The reason for the delay in ISO 14001 certification of the remaining facility is that it is currently being relocated.

In 2006 our Chinese organization also worked intensively on improving physical safety, hygiene conditions and general maintenance with a view to not only meeting but exceeding the standards defined in local and national legislation. During 2006, improvements were made in all areas; notably, accidents resulting in lost working time were reduced by 30% (see table below).

In November 2006, Packaging undertook a second follow-up audit of all its plants, the results of which will serve as a basis for continuing the process of fully integrating the Chinese facilities into SCA.

A very positive result of our activities in 2006 is that the higher standards at our Chinese production facilities have attracted new, demanding international customers.

The organization has also been strengthened through the recruitment of new employees to work on ensuring SCA's Chinese plants are in compliance with local and national legislation. New procedures, including local safety inspections and training programmes, have been introduced with a view to nurturing a new culture and greater awareness of safety and environmental issues.

To ensure greater efficiency in our purchasing activities, the number of paper suppliers has been reduced from 120 to 56 and our supplier contracts now include SCA's Code of Conduct requirements and SCA's policy of never using fresh fibre based raw material from controversial sources.

Safety Work in China

Extra emphasis was placed on safety at SCA's facilities in China during 2006 and a number of measures were implemented to improve safety. These include fire and evacuation drills at all facilities as well as training in the handling of hazardous chemicals. The Red Cross provided training in first aid and all facilities have been provided with first aid equipment. All safety advisors have been trained and certified by Dupont. In 2006 a safety conference was held and an EHS engineer was recruited to assist and provide training at the various facilities.



Lost Time Accident (LTA), SCA Packaging in China


70
60
50
40
30
20
10
0
2004
2005
2006



Forest Products

Our involvement with the community and environment is firmly rooted in a long tradition and spans from responsible forestry to intelligent utilization of wood raw material and a deep social commitment.

Forest Products

The products produced are publication papers, pulp and solid-wood products. This business area supplies the Group with raw material from SCA's own forests and is responsible for some of the Group's transport and logistics solutions.

Share of the Group



Net sales
17%
Operating profit
28%
Capital employed
27%
Average no. of employees
8%

Geographical presence



Most of the sales are in Europe, but the products are also sold in North America and Japan.


DEMAG
DEMATEK

Sales by product segment


Other 7%
Pulp 7%
Timber 13%
Solid-wood products 22%
SC paper 18%
LWC paper 17%
Newsprint 16%

Half of the sales within Forest Products are publication papers. Other segments are pulp, timber, solid-wood products and logistics.

Sales by region


Asia 4%
North America 5%
Europe 91%

Most of the sales are in Europe. Solid-wood products and magazine paper are also exported to other parts of the world.

Deliveries

	2005	2006
Newsprint (tonnes)	552,000	567,000
SC-paper (tonnes)	482,000	502,000
LWC-paper (tonnes)	429,000	465,000
Solid-wood products (m^3)	1,539,000	1,731,000



Forest Products **Responsible forest management**

Forest Products manages 2.6 million hectares of forest, of which 2.0 million hectares are used for timber production for SCA's Swedish industries. The remaining acreage comprises areas of great natural value or areas with a low level of timber production.

Responsible forest management is becoming increasingly important for our society as well as for our customers. Forest Products has set ambitious environmental goals for the forests we manage. In 1999 our forest management business was certified according to strict criteria established by the Forest Stewardship Council (FSC), an international organization that aims to promote more responsible forest management worldwide and has support from influential environmental organizations such as WWF and Greenpeace. SCA's sawmills and the mills producing publication papers (Ortviken in Sundsvall, Sweden and Laakirchen in Austria) or pulp (Östrand in Sweden) have all been chain-of-custody-certified by FSC, which means that they can offer FSC-certified wood, paper, pulp and fuel products. This, combined with our Totally Chlorine Free (TCF) production processes, gives us an entirely unique position in the market.

All timber supplied to SCA's mills and sawmills has been FSC-certified or meets FSC criteria for certified timber. This means that the timber does not come from controversial sources, as documented in all contracts with external suppliers and verified through regular monitoring by independent auditors.

Today SCA is one of the world's largest suppliers of FSC-certified products. The breadth of this portfolio, which includes solid-wood products, pulp, magazine paper, newsprint, toilet paper and kitchen towels, is unique. Demand for FSC-certified paper products is increasing in Europe, especially in the UK and Germany.

Measures for an efficient energy supply

Makers of newsprint and magazine paper (LWC – Light Weight Coated and SC – Super Calendered) often add mechanical pulp to achieve specific product properties, such as a high light scattering coefficient, high opacity, an even paper surface and optimal absorption of printing ink. The mechanical processes used to separate the paper fibre consume large amounts of electricity.

Forest Products has, for many years, been investing in energy-efficient production methods. In addition, we now use co-generation at all pulp and paper mills. Co-generation is an optimal method for generating energy with a high level of efficiency, as the technology allows us to utilize both the heat and the electricity that is generated.

One example of the ways in which we are seeking to ensure an efficient energy supply while gaining better control of electricity costs is the new soda recovery boiler at our Östrand pulp mill. SCA has invested SEK 1.6bn in the new facility, which became operational in October 2006 and will generate 500 GWh of green electricity per year. This will make the Östrand mill largely self-sufficient in both electricity and heating. The new soda recovery boiler will also significantly reduce the emissions to airfrom the facility.

Forest Products has established a partnership with other electricity-intensive companies by forming a joint company called BasEl. Since being formed, the company has been working on a Finnish-Russian cable project and on producing wind power in Sweden. The wind power project involves an investment by SCA and the other companies of SEK 5bn in the construction of 150 new wind power stations with a combined capacity of 1 TWh.

Forest Products is also continuing its internal efforts to find new ways of reducing electricity consumption, and has in recent years implemented a number of successful projects in this area.

Wood as biofuel

Energy policies are going through a period of rapid adjustment. Climate change has generated huge interest in alternative sources of energy, and the trend towards greater use of renewable energy in Europe is also being driven by political considerations. The EU is currently heavily dependent on imported energy in the form of oil and gas. By increasing the portion of domestic and renewable energy sources, the EU hopes to become more self-sufficient.

In recent years the EU has introduced new legislation and a range of mechanisms designed to fulfil the intentions of the Kyoto Protocol, including the wider use of biofuels. This will have a number of consequences for Forest Products. The new legislation and growing demand are making it possible for us to sell green electricity on the market as well as emission rights to other industries. The downside is that the mounting demand for biofuels is pushing up prices of wood raw material. However, thanks to our efficient production methods and extensive forest holdings we are in a better position than most to successfully meet these challenges.

The political support mechanisms are currently veering towards incinerating wood raw material to generate energy, which will have a direct impact on the forest industry. Assuming that the raw materials are of a sufficiently high quality, good management of natural resources involves first producing products and then, when the wood or fibre has become waste, recycling the energy. This generates a significantly higher value for society while at the same time creating new jobs. The use of industrial wood for energy or products should be determined by a market that is without interference of state aid, which distorts competition. However, there are significant opportunities for increasing biofuel production by making use of logging residues and tree stumps, reducing the need to use industrial raw materials.

Through Norrbränslen, another SCA business, Forest Products is a major producer of biofuels from forest waste and industrial residues. Norrbränslen sells pellets from four plants with a total capacity of 300,000 tonnes of pellets. It supplies about 4 TWh in total of biofuels and is involved in several projects aimed at improving the efficiency of fuel management and utilization of new fuels such as tree stumps.

A broad social commitment

SCA was formed in 1929, but our predecessors in the Norrland forest industry in the north of Sweden inherited a tradition stretching back several hundred years. The oldest of the companies that formed what later became SCA has a history dating back to 1673. The owners of these companies exercised considerable influence in the region, and many communities in Northern Sweden were formed as a consequence of the businesses that they established. To attract labour, they built churches, housing, shops and much of the infrastructure that was needed for an industrial society.

Today, the situation is of course very different, but Forest Products is still deeply rooted in the local community. In many communities in Northern Sweden we are the largest private employer, playing an active role in several areas of society. The society in which we operate still expects a lot from us, and we are engaged in an ongoing dialogue with numerous local representatives. Forest Products is thereby continuing a long tradition of local commitment in the communities where we operate.

We initiated and have been very committed to the Mid Sweden University's successful wood fibre research activities. In Sundsvall, Forest Products is represented on the municipal crime prevention council, which aims to build a safer city through concerted action against alcohol and drug abuse and crime. We are also a sponsor of KRIS, an organization which helps former criminals build a stable and drug-free life, and SCA has supported the KRIS preventive information campaign among school children.

We are also very active in drug prevention at our own workplaces. SCA was one of the first Swedish employers to introduce drug testing of employees. We have worked in cooperation with the local trade unions to develop procedures for drug testing of all new employees. We also carry out random tests, and

2006 – The Year of Safety at the Östrand pulp mill

In 2006 the Östrand pulp mill conducted a systematic review of the way in which the mill works with protection and safety. 40 points were noted in 12 focus areas where improvements need to be made. 29 of these have been taken care of and 11 are well on the way to being fixed.

In 2007 this process is continuing with improved routines for "lock-out tag-out," i.e. ensuring that all machinery is turned off and secured before work is carried out, and labelling throughout the mill is being checked to ensure it clearly indicates what is inside various cables. A new routine developed for work order risk inventory will be implemented at the mill, and the procedures for reporting incidents will be further improved.

"Safety at work is not the station at the end of the line, it is the means of transport," says Ingela Ekebro, Production Director at Östrand pulp mill.

Increased deliveries of FSC certified products

Forest Products increased deliveries of FSC certified products in 2006.

Last year SCA delivered around 70,000 tonnes of FSC certified printing papers. Most of this was LWC (light weight coated) paper for magazines and catalogues and a small portion was SC (super calendered) paper. 14% of last year's LWC deliveries were FSC certified.

Of all pulp deliveries, more than 200,000 tonnes were FSC certified pulp. 42% of chlorine-free bleached sulphate pulp and 37% of CTMP (Chemi-Thermo Mechanical Pulp) was sold as FSC certified pulp.

24% or just over 400,000 cubic metres of SCA's solid wood products were sold as FSC certified products.

The Forest Stewardship Council (FSC) is an independent organization working to promote responsible forest management. The FSC has established principles and criteria for forestry that is environmentally sound, economically viable and that benefits society. The FSC accredits auditors who can grant FSC certification to forestry operations that meet these criteria and for products that are based on wood from responsible forestry operations. SCA's forests were FSC certified in 1999.



offer employees with drug abuse problems a care contract under which the employee is offered support and rehabilitation to start a new, drug-free life.

SCA is actively committed to helping employees who are on long-term sick leave to return to work as soon as possible. Through our company health care service, SCA Hälsan, we offer qualified rehabilitation programmes, which include support from managerial staff and other employees. We also offer those on sick leave the opportunity to return to wok earlier to tasks that are adapted to their working capacity, enabling them to return to work and the community as soon as possible. In this way SCA has successfully helped a large number of people on long-term sick leave to return to work. Over the past two years the number of people on long-term sick leave has been halved from a level that was already considerably below the Swedish average.

Thanks to our strong position as an employer and our strong social commitment we enjoy good relations with local and regional authorities. By conducting an open dialogue with government representatives at different levels, we build an understanding of the challenges faced by both parties and thereby contribute to the long-term development of both SCA and the region as a whole.



SCA Data Facts and figures



SCA in the world



Europe / Share of Group total
Net sales
74%
Employees
66%
Women
59%
Americas / Share of Group total
Net sales
18%
Employees
19%
Women
21%

Americas	2006	2005
Sales, SEKm	17,887	16,848
Employees	9,487	9,690
Women, %	28	27
Salaries, SEKm	2,295	2,333
Social Costs, SEKm	715	711

Employee Age Distribution



%
60
50
40
30
20
10
0
21–30
31–40
41–50
51–60
60+

Europe	2006	2005
Sales, SEKm	74,733	71,603
Employees	33,736	33,452
Women, %	22	22
Salaries, SEKm	11,491	11,261
Social Costs, SEKm	3,287	3,544

Employee Age Distribution



%
60
50
40
30
20
10
0
21–30
31–40
41–50
51–60
60+


Asia Pacific / Share of Group total
Net sales
8%
Employees
14%
Women
20%

Asia Pacific	2006	2005
Sales, SEKm	7,926	7,077
Employees	7,338	8,499
Women, %	35	39
Salaries, SEKm	869	861
Social Costs, SEKm	64	127

Employee Age Distribution


%
60
50
40
30
20
10
0
21–30
31–40
41–50
51–60
60+

SCA Group total	2006	2005
Sales, SEKm	101,439	96,385
Employees	51,022	51,902
Women, %	25	25
Salaries, SEKm	14,668	14,470
Social Costs, SEKm	4,071	4,387

Employee Age Distribution


%
60
50
40
30
20
10
0
21–30
31–40
41–50
51–60
60+



RMS – SCA's Resource Management System

SCA has an extensive system for gathering and presenting data for individual production facilities and entire business groups. The Resource Management System (RMS) allows SCA to analyse data that describes how the company uses energy, water, transports and raw materials, as well as waste and emission levels. The RMS data is used for internal control and monitoring, external benchmarking and as a tool for evaluating acquisitions and major investments. This year's RMS data includes 5 new paper mills and 2 new conversion facilities. 5 pappermills have been removed from the RMS since they no longer belong to the SCA group.

Resources

This section describes SCA's use of raw materials, water, energy and transports in 2006.

Raw materials

A typical SCA product is made from various types of wood fibre. It also contains small amounts of inorganic and fossil organic materials.

Renewable raw materials (fresh fibre and recycled fibre) account for the largest share of the material used in an average SCA product. Inorganic materials (kaolin clay and calcium carbonate) are used as filler and coating pigment in certain types of paper in order to satisfy customer quality requirements. Synthetic materials are used in highly absorbent hygiene products to improve quality and function as well as in packaging with superior protective qualities.

SCA is Europe's largest collector and user of recycled fibre. The diagram shows the raw material composition of SCA's products.

Water

SCA's water supply is presented under the heading Raw Material Supply. The stated figures are totals for surface water, groundwater and municipal water systems. SCA's total water intake is 232 Mm^3.

Energy

Energy use includes purchased energy (heating, electricity and fuel) supplied to production units, energy generated from wood, liquor, bark, sludge and waste paper, and electricity generated on site. A large portion of the energy used by SCA comes from the incineration of wood residuals and from on-site co-generation of electricity. The stated energy data figures therefore include both a fuel component and an electricity component.

Any excess electricity produced at an SCA facility that is not used internally is supplied to the national grid. In 2006 SCA delivered 437 GWh of electricity to the national grid.

SCA supplies secondary heat derived from effluent hot water to district heating systems, mainly in Sweden. This is a good way of saving energy and in 2006, SCA delivered heat to district heating systems equivalent to 17,794 m^3 of fuel oil. SCA also delivered thermal energy equivalent to 29,252 m^3 of fuel oil to nearby paper mills.

Transports

Raw materials are transported to SCA's production plants and finished products are delivered to SCA's customers. SCA uses external suppliers for most of its transports. SCA's transport use is equivalent to 32.5 billion tonne-kilometres. Sea transports account for the greatest portion of SCA's transports and the remain-

Distribution of raw materials


%
100
80
60
40
20
0
Timber
Pulp
Printing paper
Container board
Corrugated
Tissue
Personal Care (Fluff)
Fresh wood fibre
Rec fibres
Inorganic mat
Organic fossil

Distribution of electricity supply


Internal hydro power
0.2%
Co-generation
24.4%
Grid supply
75.4%

Distribution of fuel supply


Coal
1.0%
Wood waste
13.8%
N-gas+LPG
53.6%
Fuel oil
5.7%
Spent liquor
25.4%
Electric boiler/hoods
0.5%

Distribution of water supply


Community water
4%
Ground water
11%
Surface water
85%

Distribution of transport usage


Lorry
24.3%
Ship
69.8%
Rail
5.8%

Emission from transport CO_2


ktonnes
1,200
1,000
800
600
400
200
0
2004
2005
2006

Emission from transport NO_x and SO_2


tonnes
16,000
12,000
8,000
4,000
0
2004 2005 2006
NOx
2004 2005 2006
SO2

der consists of road and rail transports. SCA's raw material and product transports use the equivalent of 13,192 TJ of fuel and 69 GWh of electricity.

Emissions

The company's total emissions are determined by fuel consumption, which in turn is determined by the level of production. Changes in production volumes over the past few years, measured in tonnes and cubic metres, are shown in the tables, which present Group emissions in 2004, 2005 and 2006. It should be noted that SCA has made a number of acquisitions in recent years and this RMS report includes 5 new mills and 2 conversion plants included for the first time.

Air emissions

Air emissions comprise emissions from all combustion units at SCA's production sites, including fossil fuel and biofuel emissions and emissions from purchased thermal energy. When energy (primarily thermal energy and/or electricity) is supplied to an external facility, air emissions are reduced in relation to the delivered energy amount and the reduction is distributed among SCA's main products. Three chemical compounds are measured and reported in relation to air emissions: NOX, SO_2 and fossil CO_2. The stated CO_2 figures may differ somewhat from those reported to local authorities under the EU Emissions Trading Scheme (ETS). This is because the countries participating in ETS use different limits and definitions for their calculations, while SCA calculates and presents RMS data according to a separate set of rules. A global company such as SCA, with operations on several continents, needs a single set of rules for calculating data to enable uniform reporting and monitoring of emission levels.

Air emissions from transports

A large portion of SCA's air emissions is generated by transports, rather than the company's production activities. Transport emissions are not included in the tables "Raw materials, energy, and emissions" on pages 52, but are presented in the diagrams on page 50.

Water emissions

SCA's effluent water is divided into cooling water and process water. Cooling water has simply been heated and is not contaminated in any way. The total volume of discharged process water is 129 Mm^3 This water is treated using methods similar to those employed at municipal sewage treatment facilities. The figures for 2006 refer to process water emissions.

The emissions to water stated in the tables comprise COD, BOD, suspended solids, AOX, P and N. Methods of measuring differ in some respects. All SCA production of bleached chemical pulp employs Totally Chlorine Free (TCF) processes. The stated AOX data refers to treatment of incoming raw water.

Solid waste

The solid waste reported by SCA is waste that is sent to landfill, recycled waste and hazardous waste. Recycled waste refers to materials that can be used as raw materials in other industries, such as the cement, brick-making and construction industries. The main types of recycled waste are ash, sludge, organic waste and plastics. Hazardous waste is primarily waste oil as well as organic solvents, batteries and strip lights.



'Steam at the tissue mill in Valls, Spain.

Air emissions NO_x


tonnes
6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006

Distribution of solid waste


ktonnes
1,200
1,000
800
600
400
200
0
2004 2005 2006
Landfill
2004 2005 2006
Recovery

Air emissions SO_2


tonnes
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006

Water effluents COD, BOD and Suspended solids


tonnes
40,000
30,000
20,000
10,000
0
04 05 06
COD
04 05 06
BOD
04 05 06
Susp solids

Air emissions CO_2 fossil


ktonnes
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2004
2005
2006

Water effluents P, N


tonnes
700
600
500
400
300
200
100
0
2004 2005 2006
P
2004 2005 2006
N

Raw materials, Energy and Discharges

		Forest Products		Packaging		Tissue Products		Personal Care		SCA Group Total	
		2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Production											
Paper and pulp	ktonnes	2,222	2,137	4,888	5,006	2,345	2,343			9,455	9,486
Personal Care products	ktonnes							481	407	481	407
Timber and solid wood products	$1000m^3$	1,660	1,576							1,660	1,576
1. Raw materials											
Wood/saw mill chips*	kton	3,174	3,062	683	701	472	449	0	0	4,329	4,212
Purchased pulp*	kton	142	133	0	6	733	795	304	263	1,179	1,197
Purchased paper	kton	0	0	0	0	19	N/A	0	0	19	N/A
Containerboard*	kton	0	0	2,783	2,623	0	0	0	0	2,783	2,623
Recovered paper	kton	750	780	1,930	2,171	1,678	1,666	0	0	4,357	4,617
Inorganic material	kton	320	305	2	12	9	9	0	0	330	326
Organic fossil material	kton	13	13	28	62	1	2	232	193	274	270
Water	Mm3	95	93	43	45	94	98	0	0	232	237
2. Energy											
Electricity											
Internal hydro power	GWhe	16	15	0	0	0	0	0	0	16	15
Co-generation	GWhe	1,037	1,103	582	644	518	527	0	0	2,138	2,274
Grid supply	GWhe	2,567	2,417	1,105	1,240	2,610	2,529	327	283	6,610	6,469
Total	**GWhe**	**3,621**	**3,535**	**1,688**	**1,884**	**3,128**	**3,056**	**327**	**283**	**8,763**	**8,758**
Fuels											
Biofuel	TJfuel	14,295	13,754	9,472	10,594	4,621	4,496	0	0	28,388	28,843
Fossil fuel	TJfuel	9,320	9,830	15,041	17,347	22,002	22,799	214	220	46,577	50,195
Electric boiler/hood	TJfuel	209	317	51	51	203	114	0	0	463	482
Total	**TJfuel**	**23,824**	**23,901**	**24,564**	**27,992**	**26,825**	**27,409**	**214**	**220**	**75,427**	**79,521**
of which co-gen.	TJfuel	5,425	5,872	2,925	3,306	3,238	3,427	0	0	11,588	12,605
3. Discharges											
To air											
NO_x as NO_2	tonnes	1,778	1,608	1,697	2,073	1,928	2,062	21	22	5,425	5,764
SO_2	tonnes	405	507	724	882	1,374	1,447	0	0	2,503	2,836
Dust	tonnes	130	118	414	376	153	169	0	0	697	663
CO_2 fossil	ktonnes	541	569	909	1,037	1,293	1,304	17	12	2,759	2,923
CO_2 biogenic	ktonnes	1,511	1,615	1,171	1,297	591	577	0	0	3,273	3,489
To water											
COD	tonnes	12,269	12,694	9,657	11,591	10,044	12,837	0	0	31,970	37,123
BOD	tonnes	847	1,482	3,207	3,770	2,953	3,896	0	0	7,007	9,148
Suspended solids	tonnes	604	637	2,302	3,113	3,349	3,174	0	0	6,255	6,924
AOX	tonnes	6	6	4	2	4	3	0	0	14	11
P	tonnes	26	27	22	28	36	26	0	0	84	82
N	tonnes	210	210	148	202	200	193	0	0	559	605
Effluent water	Mm^3	40	38	29	30	60	60	0	0	129	129
Solid waste											
Landfill	tonnes	72,404	90,822	103,410	122,947	260,409	251,092	4,222	3,062	440,445	467,922
Recovery	tonnes	231,794	259,732	124,612	117,713	796,090	716,388	46,911	43,081	1,199,408	1,136,913
Hazardous	tonnes	776	960	1,165	1,759	708	631	18	0	2,667	3,350

Data table – terminology

The notes below define the terminology used in our environmental data tables in the context of SCA. Production is the sum of all main products delivered from each site. SCA off-site integration is not included.

Raw Material Supply

Wood/sawmill chips the sum of wood delivered to each site.

Purchased pulp the sum of pulp supplied to a site.

Recovered paper the sum of recovered paper supplied to a site.

Inorganic material covers inorganic fillers and coating materials supplied to a site calculated at 100% dry substances (ds).

Organic fossil material covers crude-oil-based materials such as super-absorbent and adhesives calculated at 100 percent dry substances.

Water represents the sum of surface water, ground water and tap water for processes and cooling purposes.

Where input water is not measured, it has been calculated as equaling the effluent water.

Energy

Internal hydro power electricity produced in fully owned local hydro power stations.

Co-generation electricity produced in CHP (combined heat and power) schemes allocated to the production.

Grid supply the electricity supplied from the national grid.

Biofuel renewable fuel from wood and process residues.

Fossil fuel coal, fuel oil and natural gas supplied to the site, exclusive of fuel for transport.

Electric boiler electricity supplied for thermal heat (production), for boilers and heat pumps, measured at the site and converted in GJ.

Of which co-gen that part of the total fuel supply allocated to the electricity produced by the CHP schemes.

Discharges

NO_x as NO_2 the nitrogen oxides NO and NO_2, calculated as NO_2 derived from combustion. Where NO_x is not measured, a standard value of 100 mg/MJ fuel is used.

SO_2 total sulphur calculated as SO_2 from processes and combustion at the site. Where SO_2 is not measured, the input sulfur in the fuel is calculated.

Dust particles in the flue gas created during combustion.

CO_2 fossil the carbon dioxide derived from combustion of fossil fuels. It is calculated from the carbon content of each fuel.

CO_2 biogenic the carbon dioxide derived from combustion of biofuel. It is calculated from the carbon content of wood.

COD the chemical oxygen demand substance measured in the effluent water leaving the site.

BOD the biochemical oxygen demand substance measured over seven days in Swedish mills and five days in the rest of Europe, in accordance with national legislative systems.

Suspended solids particles which are not dissolved in the effluent water.

AOX the amount of chlorine-bound organic substances.

P the total of phosphorus in the effluent water.

N the total of nitrogen in the effluent water.

Effluent water water discharged to the watercourse after treatment.

Landfill solid waste material sent to a landfill.

Recovery solid waste material recovered into an outside process.

Hazardous waste material disposed of by authorised contractors, as defined by national laws.

Facts about the mills Tissue

2006		Edet Sweden	Jönköping Sweden	Drammen Norway	Prudhoe Great Britain	Tawd Great Britain	Chesterfield Great Britain	Oakenholt Great Britain	Stembert Belgium	Mannheim tissue Germany	Mannheim pulp Germany	Mannheim Total Germany	Kostheim Germany	Friesland The Netherlands	Le Theil France	Roanne France	Ortmann Austria	Valls Spain
Grades		ti	ti	ti	ti	ti	ti	ti	ti	ti,gp	bsi	ti,gp, pp,bsi	ti	ti,nw	ti	ti	ti	ti
Production	ktonnes	96	19	21	75	21	27	52	71	276	213	322	101	5	62	31	123	75
Energy																		
Electricity																		
Internal hydro power	GWhe	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Co-generation	GWhe	9	0	0	0	45	0	0	0	214	60	275	28	0	0	0	80	0
Grid supply	GWhe	129	26	29	140	25	26	56	83	237	67	304	108	12	72	32	65	94
Total	GWhe	138	26	29	140	71	26	56	83	451	127	578	136	12	72	32	145	94
Fuels																		
Biofuel	TJfuel	632	76	0	0	0	0	0	0	153	3,760	3,913	0	0	0	0	0	0
Fossil fuel	TJfuel	97	61	128	1,103	800	257	42	601	3,602	715	4,317	962	45	383	223	1,343	473
Electric boiler	TJfuel	159	0	43	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	TJfuel	888	137	171	1,103	800	257	42	601	3,755	4,475	8,230	962	45	383	223	1,343	473
of which co-gen.	TJfuel	36	0	0	0	591	0	0	0	933	260	1,193	120	0	0	0	451	0
Discharges																		
To air																		
NO_x as NO_2	tonnes	45	15	8	30	80	14	37	55	197	585	782	68	1	21	1	65	48
SO_2	tonnes	2	4	0	4	0	1	5	0	13	185	198	4	0	0	0	0	0
Dust	tonnes	0	0	0	3	0	0	0.0	0	0.4	35	35	0	0	0	0	0	2
CO_2 fossil	ktonnes	6	6	9	62	47	14	2	30	107	137	244	57	3	20	11	74	29
CO_2 biogenic	ktonnes	90	10	0	0	0	0	0	0	159	333	491	0	0	0	0	0	0
To water																		
COD	tonnes	479	256	315	72	73	598	64	100	479	5,214	5,693	217	81	37	18	206	10
BOD	tonnes	118	104	N/A	9	N/A	N/A	9	44	217	799	1,016	19	N/A	11	1	15	7
Suspended solids	tonnes	101	43	132	20	106	74	9	10	135	353	488	2	36	2	7	18	2
AOX	tonnes	0.6	0.2	N/A	N/A	N/A	N/A	N/A	N/A	2,0	0	2,0	0.5	0	N/A	N/A	0.2	0
P	tonnes	1	0	1	0.3	0	0	0	0.2	3	12	16	1	0	0.1	0.02	0.5	0
N	tonnes	14	2	3	1	0	0	0	2	9	54	63	9	0.5	2	0.3	13	0
Effluent water	Mm^3	3.900	1.144	1.631	2.434	0.627	0.386	0.457	0.930	3.759	11.598	15.357	1.755	0.208	0.463	0.412	3.412	0.165
Solid waste																		
Landfill	tonnes	2,134	0	14,390	9,125	1,553	1,713	607	237	379	0	379	0	0	0	31	5	222
Recovery	tonnes	30,231	24,490	20,221	75,941	3,707	24,505	6,309	3,487	58,549	0	58,549	109,681	2,232	3,906	272	105,654	4,618
Hazardous	tonnes	7	3	6	7	13	0	18	48	209	0	209	0	1	47	15	41	124

ti = tissue paper reels and/or tissue consumer products
nw = non wowen
gp = grease proof paper
pp = packaging paper
bsi = bleached sulfite pulp
uc = uncoated fine paper
rc = recycled pulp
mp = market pulp
E/T = External treatment
N/A = data not available

Mediona Spain	Svetogorsk Russia	Lucca 1 Italy	Collodi Italy	Pratovecchio Italy	Alsip US	Barton US	Flagstaff US	Menasha US	South Glens Falls US	Ecatepec Mexico	Monterrey Mexico	Uruapan Mexico	Lasso Ecuador	Cajicá Colombia	Medellin Colombia	Box Hill Australia	Kawerau New Zealand	Cavite Philippines	Total **Tissue Products** 34 mills
ti	ti	ti	ti	ti	ti	ti	ti	ti	ti	ti	ti, rp	ti, uc, mp	ti	ti	ti	ti	ti, ctmp	ti	
41	42	122	39	18	53	86	55	206	73	67	94	150	23	22	37	49	59	9	**2,345**
0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
0	0	48	0	22	0	0	0	0	0	0	0	0	0	0	0	0	0	11	**518**
34	36	70	34	0.9	55	133	50	292	92	75	81	103	33	0.5	47	124	146	4	**2,610**
34	36	118	34	23	55	133	50	292	92	75	81	103	33	0.5	47	124	146	15	**3,128**
0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**4,621**
273	346	1,339	294	323	451	604	479	1927	701	301	546	728	286	192	623	969	680	108	**22,002**
0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**203**
273	346	1,339	294	323	451	604	479	1927	701	301	546	728	286	192	623	969	680	108	**26,825**
0	0	637	0	210	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**3,238**
27	6	152	9	19	6	10	21	78	17	7	18	114	0	19	20	63	68	4	**1,928**
0	0	0	0	0	0	0	0	0	0	0	0	726	222	N/A	127	0	0	80	**1,374**
0	4	0	0.1	0	1	2	2	40	0	1	6	4	0	N/A	48	2	0	3	**153**
15	19	69	15	17	25	31	27	92	41	17	31	112	22	11	43	50	34	8	**1,293**
0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	**591**
0	N/A	108	60	0	0	340	423	N/A	N/A	N/A	N/A	N/A	170	66	592	N/A	N/A	66	**10,044**
0	N/A	29	27	0	131	43	40	49	243	N/A	N/A	34	144	24	291	48	481	16	**2,953**
0	7	57	184	0	219	99	76	65	114	N/A	N/A	40	34	48	110	798	399	50	**3,349**
0	0	0	0	0	0	0	0	0	0	N/A	N/A	N/A	N/A	N/A	0	0	0	0	**4**
0	0	0	0	0	0	11.7	2	3	0	N/A	N/A	1	0	0	0	0	0	0	**36**
0	0	0	0	0	0	45	1	34	0	N/A	N/A	2	0	8	0	0	0	0	**200**
0	1.675	0.287	0.136	0	1.749	3.987	0.371	8.259	2.594	N/A	N/A	0.980	0.834	N/A	0.684	1.173	3.311	0.468	**60**
55	7,103	687	159	2,142	2,662	64,014	31,234	26,939	278	N/A	21,821	40,000	660	21,779	5,104	594	1,452	3,330	**260,409**
3,054	818	1,020	314	2,121	0	0	0	210,137	72,646	N/A	N/A	N/A	15,867	331	13,530	249	2,198	0	**796,090**
110	N/A	25	1	3	24	0	4	0.2	3.5	N/A	N/A	N/A	N/A	0	0	0	0	0	**708**

Facts about the mills Personal Care

2006 Grades		Absbond Sweden	Falkenberg Sweden	Linselles France	Gennep The Netherlands	Hoogezand The Netherlands	Olawa Poland	Gemerska Slovakia	Drummondville Canada	Bowling Green US	Cavite Philippines	Selangor Malaysia	Springvale Australia	Auckland New Zealand	**Total Personal Care**
Production	ktonnes	3	90	61	89	95	8	23	29	32	7	31	4	9	**481**
Energy															
Electricity															
Internal hydro power	GWhe	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Co-generation	GWhe	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Grid supply	GWhe	5	48	36	38	87	5	24	21	23	6	19	10	6	**327**
Total	GWhe	5	48	36	38	87	5	24	21	23	6	19	10	6	**327**
Fuels															
Biofuel	TJfuel	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Fossil fuel	TJfuel	10	0	47	32	86	3	26	8	0	0	0	0	2	**214**
Electric boiler	TJfuel	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Total	TJfuel	10	0	47	32	86	3	26	8	0	0	0	0	2	**214**
of which co-gen.	TJfuel	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Discharges															
To air															
NOx as NO_2	tonnes	1.0	0.0	4.7	3.2	9	0	2.6	0.8	0	0	0	0	0	**21**
SO_2	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Dust	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
CO_2 fossil	ktonnes	0.7	0.0	2.6	1.8	5	0	1.4	0.4	0.0	0	0	5	0.2	**17**
CO_2 biogenic	ktonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
To water															
COD	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
BOD	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Suspended solids	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
AOX	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
P	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
N	tonnes	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Effluent water	Mm^3	0	0	0	0	0	0	0	0	0	0	0	0	0	**0**
Solid waste															
Landfill	tonnes	0	66	0	0	1,390	14	89	663	528	310	10	835	319	**4,222**
Recovery	tonnes	310	9,129	4,415	6,914	12,320	113	6,161	2,605	2,489	0	1,436	434	585	**46,911**
Hazardous	tonnes	0	5	0	0	0	0	2	5	7	0	0	0	0	**18**

Facts about the mills Packaging

2006		Munksund Sweden	Obbola Sweden	New Hythe Great Britain	The Hoop The Netherlands	Aschaffenburg Germany	Witzenhausen Germany	Lucca Italy	Castelfranco Italy	**Containerboard** 8 mills	**Corrugated board Europe** 71 plants	**Corrugated board Asia** 15 plants	**EPS Europe** 13 plants	**EPS Asia** 8 plants	Total **Packaging**
Grades		kl, wtl	kl, tl	tl, fl	tl, fl	fl	tl, fl	tl, fl, wtl	fl						
Production	ktonnes	333	399	245	346	314	321	371	33	2,362	2,327	178	11	11	4,888
Energy															
Electricity															
Internal hydro power	GWhe	0	0	0	0	0	0	0	0	–			0		0
Co-generation	GWhe	179	55	115	131	1	99	2	0	582	0		0		582
Grid supply	GWhe	155	267	3	7	145	26	140	14	757	285	25	18	20	1,105
Total	GWhe	334	322	118	138	146	125	142	14	1,340	285	25	18	20	1,688
Fuels															
Biofuel	TJfuel	5,533	3,527	0	0	246	61	56	0	9,422	0	0	49	0	9,472
Fossil fuel	TJfuel	298	646	2,027	2,701	1,388	2,159	1,557	137	10,911	2,944	472	127	587	15,041
Electric boiler	TJfuel	51	0	0	0	0	0	0	0	51	0	0	0	0	51
Total	TJfuel	5,882	4,173	2,026	2,701	1,634	2,220	1,,612	137	20,384	2,944	472	177	587	24,564
of which co-gen.	TJfuel	754	231	754	704	10	418	56	0	2,925	0	0	0	0	2,925
Discharges															
To air															
NO_x as NO_2	tonnes	430	384	94	112	209	130	34	5	1,399	272	7	13	6	1,697
SO_2	tonnes	166	164	1	0	3	21	0	0.0	354	247	61	0	61	724
Dust	tonnes	41	310	0	0	1	0	0	0	352	15	13		34	414
CO_2 fossil	ktonnes	27	50	115	151	78	121	87	8	635	181	37	7	49	909
CO_2 biogenic	ktonnes	692	439	0	0	26	3	5	0	1,164		0	6	0	1,171
To water															
COD	tonnes	5,256	2,490	275	270	203	259	301	21	9,075	569	13	0	0	9,657
BOD	tonnes	2,458	505	22	13	11	26	54	2	3,090	114	3	0	0	3,207
Suspended solids	tonnes	736	1,095	58	2	18	16	117	4	2,045	255	1	0	0	2,302
AOX	tonnes	2.1	1.3	N/A	N/A	0.3	0.2	N/A	N/A	4	0	0	0	0	4
P	tonnes	3.8	13	2	1.0	1.0	0.7	0.8	0.3	22	0	0	0	0	22
N	tonnes	21.0	72	19	10.0	7.7	6.0	11.5	0.9	148	0	0	0	0	148
Effluent water	Mm3	14.28	6.02	2.25	1.53	1.38	1.37	1.33	0.18	28	0.61	0.33	0	0	29
Solid waste															
Landfill	tonnes	7,077	12,600	24,674	128	0	0	43,680	2,725	90,884	5,180	7,110	182	54	103,410
Recovery	tonnes	5,289	25,290	0	23,078	28,176	21,240	16,931	0	120,003	2,774	1,481	249	105	124,612
Hazardous	tonnes	176	69	9	31	14	18	29	0	345	751	62	7	0	1,165

kl = kraftliner
wtl = white top liner
tl = testliner
fl = fluting
E/T = external treatment
N/A = data not available

Facts about the mills Forest Products

						Total		
		Ortviken Sweden	Östrand Sweden	Laakirchen Austria	Aylesford Great Britain	**Pulp and paper** 4 mills	**Forest operations** 7 mills	**Forest products**
2006 Grades		np, lwc	bk, ctmp	sc	np		solid-wood products	
Production	ktonnes	844	484	500	394	**2,222**		**2,222**
	1,000 m^3						**1660**	**1,660**
Energy								
Electricity								
Internal hydro power	GWhe	0	0	16	0	**16**	**0**	**16**
Co-generation	GWhe	51	245	388	354	**1,037**	**0**	**1,037**
Grid supply	GWhe	1,895	232	304	8	**2,439**	**128**	**2,567**
Total	GWhe	1,946	477	707	362	**3,492**	**128**	**3,621**
Fuels								
Biofuel	TJfuel	2,733	9,880	0	563	**13,176**	**1,119**	**14,295**
Fossil fuel	TJfuel	436	647	4,119	3,965	**9,167**	**152**	**9,320**
Electric boiler	TJfuel	67	0	0	0	**67**	**142**	**209**
Total	TJfuel	3,236	10,527	4,119	4,528	**22,410**	**1,414**	**23,824**
of which co-gen.	TJfuel	225	1,032	1,842	2,326	**5,425**	**0**	**5,425**
Discharges								
To air								
NOx as NO_2	tonnes	211	740	176	549	**1,676**	**102**	**1,778**
SO_2	tonnes	28	343	0	1.0	**372**	**33**	**405**
Dust	tonnes	22	105	0	2.2	**129**	**1**	**130**
CO_2 fossil	ktonnes	31	47	227	224	**529**	**12**	**541**
CO_2 biogenic	ktonnes	254	1077	0	55	**1,386**	**125**	**1,511**
To water								
COD	tonnes	3,366	6,930	1,045	928	**12,269**	**0**	**12,269**
BOD	tonnes	93	660	63	31	**847**	**0**	**847**
Suspended solids	tonnes	279	201	37	87	**604**	**0**	**604**
AOX	tonnes	0	6	0.1	0	**6.1**	**0**	**6**
P	tonnes	3.5	18	2.5	1.7	**25.7**	**0**	**26**
N	tonnes	80.7	122	4.2	3.1	**210.0**	**0**	**210**
Effluent water	Mm^3	12.67	14.68	7.47	4.90	**39.7**	**0**	**40**
Solid waste								
Landfill	tonnes	277	32	0	69,026	**69,335**	**3,070**	**72,404**
Recovery	tonnes	34,057	63,777	133,509	0	**231,344**	**450**	**231,794**
Hazardous	tonnes	92	443	98	0	**633**	**143**	**776**

np = newsprint
sc = SC paper
lwc = LWC-paper
ctmp = chemical thermomechanical pulp
bk = bleached kraft pulp
N/A = data not available



Assurance report

To the readers of the SCA **Sustainability Report 2006**

At the request of the company management of SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ), we have performed a limited review of all information presented in the tables, diagrams and graphs provided under the heading "Strategy" on pages 12-15, as well as on pages 37, 46-47, of the SCA Sustainability Report 2006. The purpose of our limited review is to express whether we have found any indication that the reporting is not, in all material aspects, performed in accordance with the criteria stated by SCA. The limited review has been performed in accordance with FAR SRS's draft standard on independent limited reviews of voluntary separate sustainability reports.

Sustainability and any reporting thereon is the responsibility of SCA management. SCA's Corporate Human Resources Department has the specific responsibility for the collection of information and the compilation of the results regarding personnel, health and safety in the Sustainability Report. Our responsibility is to express an opinion on the information in the tables, diagrams and graphs in the section "Strategy" on pages 12-15, as well as pages 37, 46-47, of the SCA Sustainability Report 2006, based on our limited review.

The data and information in the tables, diagrams and graphs on pages 12-15 in the section "Strategy" and on pages 37, 46-47 of the SCA Sustainability Report 2006 have been prepared based on SCA's principles for calculation and disclosure, which together form the criteria on which our limited review has been based.

The scope of our limited review procedures included the following activities:

- Discussions with management to obtain information on material incidents and activities during the period to which the report pertains.
- Review of the principles for calculation and disclosure of the results of the performance indicators.
- Overall review of the Group's systems and routines for the registration, accounting and reporting of performance indicators in tables, diagrams and graphs.
- Visiting certain selected production units and relevant departments, as well as interviews with selected employees at other units, together with visits at Group level in order to assess whether data and information is reported and aggregated in a standardised format and in accordance with established principles, in all material aspects.
- Review of underlying documentation, on a test basis, to assess whether the information in the tables, diagrams and graphs in the section "Strategy" on pages 12-15, as well as on pages 37, 46-47, of the SCA Sustainability Report 2006 is based on that documentation.

We have reported to the Manager of Corporate Social Responsibility Programs on the continuing results of our limited review.

Based on our limited review procedures, nothing has come to our attention that leads us to believe that data and information provided in the tables, diagrams and graphs in the section "Strategy" on pages 12-15, as well as on pages 37, 46-47, of the SCA Sustainability Report 2006, have not, in all material aspects, been prepared in accordance with the above stated criteria.

Stockholm, 27 February 2007

Öhrlings PricewaterhouseCoopers AB

Robert Barnden
Authorised public accountant

Lars-Olle Larsson
Expert member, FAR SRS

Assurance report

To the readers of the SCA **Sustainability Report 2006**

At the request of SCA's management, we have performed a review of information from SCA's Resource Management System (RMS) provided under the heading "The year at a glance", on page 8 regarding "Goal 1" and "Goal 2" and on pages 49-58 in the SCA Sustainability Report 2006 and in the PDF-file "RMS mill data" found on SCA's website on the Internet (www.sca.com/sustainability). The purpose with our review is to express whether we have found any indications that the reporting under the "The year at a glance", on page 8 regarding "Goal 1" and "Goal 2" and on pages 49-58 in the SCA Sustainability Report 2006 and in the PDF-file is not, in all material aspects, performed in accordance with the criteria stated below. The review has been performed in accordance with FAR SRS draft standard on independent reviews of voluntary separate sustainability reports (Rev R6).

The SCA Sustainability Report 2006 was approved by SCA's management in February 2007. It is the responsibility of SCA's department for Public and Environmental Affairs to enable reporting of data and information, and its processing, within the RMS. Our task is to express a report on data and information from SCA's RMS based on our review.

Data and information provided under the heading "The year at a glance", on page 8 regarding "Goal 1" and "Goal 2" and on pages 49-58 in the SCA Sustainability Report 2006 and in the PDF-file have been prepared based on SCA's principles for calculation and disclosure of RMS data and information. These form the criteria used to evaluate our review procedures.

The scope of our review procedures included the following activities:

- Discussions with Director of Environmental Affairs and chairperson and members of SCA's RMS on risk management issues related to RMS data and information reporting.
- Review of SCA's principles for calculation and disclosure of RMS data and information.
- Discussions with RMS systems owner and systems administrator regarding SCA's systems and routines of data registration for environmental accounting and reporting.
- Visit at a paper mill and interviews in order to assess whether data and information is reported in a standardized format and in accordance with established principles, in all material aspects.
- Review of the scope and limitations of the content of the information given under the heading "The year at a glance", on page 8 regarding "Goal 1" and "Goal 2" and on pages 49-58 in the SCA Sustainability Report 2006 and in the PDF-file.
- Review of underlying documentation, on a test basis, to assess whether the information under the heading "The year at a glance", on page 8 regarding "Goal 1" and "Goal 2" and on pages 49-58 in the SCA Sustainability Report 2006 and in the PDF-file and in the RMS are based on that documentation.
- Discussions with SCA Director of Environmental Affairs and chairperson for RMS on the results of our review.

Based on our review procedures, nothing has come to our attention that causes us to believe that data and information provided under the heading "The year at a glance", on page 8 regarding "Goal 1" and "Goal 2" and on pages 49-58 in the SCA Sustainability Report 2006 and in the PDF-file which are extracted from SCA's RMS have not, in all material aspects, been prepared in accordance with the above stated criteria.

Stockholm, February 27, 2007

Deloitte AB

Svante Forsberg
Authorized Public Accountant

Jenny Fransson
Expert member FAR SRS

Glossary

AOX, Absorbable organic halogens expresses the amount of chlorine-bound organic substances. Some of these substances accumulate in fish and fish-eating b AOX.

Bribery is the giving or receiving of any undue reward by or to any person to influence their behavior in a manner contrary to the principles of honesty and integrity.

Business partner A client, customer, or a supplier of the company. Any company that conducts business in association with SCA may be regarded as a business partner.

Child Labor refers to the employment of workers who do not meet the applicable national minimum legal age requirement.

The Code of Conduct is a formal statement of the values and business practices of a company. A code is a statement of minimum standards, together with a pledge by the company to observe them and to require its contractors, subcontractors and suppliers, to observe them.

Compulsory Labor This includes work done in a situation where the workers have to lodge a monetary deposit or identity papers with their employer.

Corporate Social Responsibility (CSR) Managing a company's business processes in a way that creates economic value while also respecting people and communities and minimizing environmental impact.

BAT, Best Available Technology officially used terminology to describe the state-of-the-art technology that industry should use in the field of activity concerned (see IPPC directive and BREF).

BOD, Biochemical oxygen demand Water emission factor which describes the amount of oxygen consumed during biodegradation of dissolved organic matter in effluent water, without describing the specific substances present. High BOD values indicate depletion of the normal oxygen content of the water environment. It is measured over 7 days in SCA's Swedish mills and 5 days in the rest of Europe, in accordance with national legislative systems.

BREF Best Available Technology Reference Document. This document identifies BAT (Best Available Technology) for the 32 sectors selected by the EU, including the pulp and paper industry. All pulp and paper mills with a capacity exceeding 20 tonnes/day should follow the IPPC directive (see IPPC)

Biodiversity A term describing the multitude of life-forms and species (flora and fauna) in an ecosystem. An ecosystem is a biological community living in a particular physical environment.

Benchmarking Method of comparing performance and productivity of manufacturing units. Used extensively by SCA in all its families of operation: paper mills, fluff production units, packaging integrated box plants, combustion plants, etc.

COD, Chemical oxygen demand Water emission factor which describes the amount of oxygen which is consumed when dissolved matter in effluent water oxidizes. High COD values can indicate a risk of depletion of the normal oxygen content in the water environment.

CO_2, Carbon dioxide a gaseous compound emitted naturally through geological activity during the decomposition process and through human activity. Industry and transport and heating/cooling are currently the largest emitters of CO_2.

Carbon trading The trading of carbon emissions credits by companies or, at a different level, by countries, within a global limitation scheme, (designed to achieve global emissions reductions using market mechanisms.

Carbon sink As they grow, forests transform gaseous carbon into solid form, thereby absorbing CO_2 whilst simultaneously producing oxygen. Forests, agricultural land use and the world's oceans are considered to be "carbon sinks" by current science.

Chain-of-Custody The traceability of the origins of a product through all its transformations from raw material to finished product. In the SCA context, Chain-of-Custody certification links SCA's products with its FSC-certified forests.

CHP See Co-generation or Combined Heat and Power.

Chemical pulp Pulp from wood fibers which is processed chemically, normally by cooking.

Chemical Thermo Mechanical Pulp, CTMP A high yield pulp (about 90–95 percent yield from the wood) which is obtained by heating and then grinding chemically pretreated spruce chips in refining machinery.

Climate Change Also defined as global warming. Human activity contributes to the warming of the global environment and its resulting effects, which range from higher temperatures to eccentric weather patterns and melting of the ice caps.

Co-generation or Combined Heat and Power, CHP Generation of electricity and heat from fuel. Co-generation has higher total efficiency than separated production of thermal energy and electricity respectively.

Containerboard Paper specially manufactured for the production of corrugated board. (See liner and fluting).

Corrugated board Two outer layers of paper with an intermediate layer of fluting. (See liner and fluting).

Council of Europe Not to be confused with the European Commission and its Council of Ministers, grouping the heads of State of the European Union. The Council of Europe, based in Strasbourg, comprises 46 Western and Eastern Europe countries. It was set up to defend human rights, parliamentary democracy and the rule of law, develop continent-wide agreements to standardise social and legal practices and promote a European identity with shared values.

Dow Jones Sustainability Index It is the share index of companies that are considered leaders in the area of sustainable development and that conduct their businesses accordingly.

EDANA International association serving the non wovens and related hygiene industries. EDANA exists to create the foundation for sustainable growth of the nonwovens and associated hygiene industries through active promotion, education and dialogue. Website: www.edana.org and www.hapco.edana.org

EMAS Eco-Management and Audit Scheme created by European Council Regulation.

Environmental Management System That part of the overall management system which includes the structure, practices, procedures and resources for the systematic implementation of the organization's own environmental policy.

EPD, Environmental Product Declaration type of product labelling.

ESAVE Structured energy-saving programme introduced by SCA in its energy intensive manufacturing units in 2002. Its aim is to substantially reduce the consumption of energy in production units.

ETS, Emission Trading Scheme (or System) greenhouse gas emission allowance trading scheme for the cost-effective reduction of such emissions in the European union, made in the context of the Kyoto Protocol. Installations operating in the paper and board industry, in the energy sector, iron and steel production and the mineral industry apply ETS as of January 1st, 2005 in two initial phases; from 2005 to 2007 and from 2008 to 2012. CO_2 emissions are subject to permits and fines (if emissions are above the cap set for the operation). The "allowance" means the entitlement to emit 1 tonne of carbon dioxide.

ETS, European Tissue Symposium organisation based in Brussels made up of European Tissue producers, engaged in a dialogue with the European Commission, the Council of Europe and other international organisations. ETS has been involved in the development of the recently published Council of Europe Guidelines For Tissue Paper Kitchen Towels and Napkins.

Fluting The rippled middle layer in corrugated board packaging.

Forced Labor This includes indentured, debt bondage or involuntary labor of any kind.

Freedom of Association refers to the right of employees to lawfully join associations of their own choosing, peacefully associate, organize or bargain collectively.

FR, Frequency Rate The number of accidents/incidents per million hours worked. It is an indicator of Safety statistics in industry (also see LTA and Incidence Rate).

Fresh wood fiber Also referred to as virgin fiber. First generation use of raw material derived from wood.

FSC, Forest Stewardship Council an international organization promoting responsible forest management. FSC has developed principles for forest management used for certifying the management of forest holdings, and a system of tracing, verifying and labelling timber and wood products which is based on FSC-certified forests. SCA is an active supporter of FSC.

Green energy In the case of SCA, energy produced by burning recovered waste products such as bark, sawdust, plastic rejects, production sludge or other materials.

GWh Gigawatt hours, unit of energy measurement (electricity and heat). 1GWh=1 million kWh.

HAPCO Hygiene Absorbent Products Manufacturers Committee; a group member of EDANA, of which SCA is an active member; Website: www.hapco.edana.org.

Human Rights are based on the recognition of the inherent dignity and the equal and inalienable rights of all members of the human family, and are the foundation of freedom, justice, and peace in the world. They are defined in the Universal Declaration of Human Rights (1948).

Incidence Rate, IR Number of incidents per 100 employees. Also see LTA's and Frequency Rate.

International Labor Organization, ILO The International Labor Organization is a United Nations Agency, which establishes Conventions on Labor standards that are binding on member states when ratified. There are over 150 ILO Conventions, 8 of which are "Core Conventions" since they embody fundamental human rights and set minimum labor standards.

IPP, Integrated Product Policy In a communication published in June 2003, the EC states that "its primary aim is to reduce the environmental impacts of products throughout their life cycle, harnessing where possible a market driven approach within which competitive concerns are integrated". The IPP encourages "green products, "green" public procurement and eco-labelling.

IPPC The European Union's Integrated Pollution and Prevention Control directive (96/61/EC).

ISO 14001 The standard published by the International Standards Organization, specifying the requirements of an environmental management system. All SCA European mills are certified ISO 14001.

Kraftliner Packaging paper made of fresh wood, as opposed to testliner and fluting (recycled).

Kyoto Protocol United Nations framework convention on climate change. Voluntary agreement between industrialised nations, ratified by Europe and the object of European directive 2003/87/EC, to reduce by 2012 the levels of man-made CO_2 below the level reached in 1990.

Leach/Leachate The percolation of liquids through the earth. The leaching natural process can pollute underground water or surface water which is situated below a retention basin of wastewater or a landfill which is biologically active for example.

LWC paper, Light Weight Coated paper is a coated paper with a high mechanical pulp content. Used for high quality magazines and advertising materials with demanding colour-printing requirements.

Life Cycle Assessment, LCA A method of assessing the environmental impact of a product, taking account of its entire lifespan from raw material extraction to waste disposal. The process is described in the ISO 14040 series. SPINE is the common database enabling comparison between product elements.

Liner The surface layer of corrugated board. Available in various grades, such as kraftliner (based on fresh wood fiber) and testliner or fluting (based on recycled fiber).

Liquor Substance(s) used in or resulting from chemical pulp production. White liquor is the cooking liquor (sodium hydroxide and sodium sulphide). Black liquor is the waste liquor from the completed production cycle. Most of it is re-used as fuel and burnt in the recovery boiler. Green liquor is an aqueous solution, the residue of burning the black liquor.

LTA, Lost Time Accidents Accidents that cause the absence of an employee from work for X number of days. One of the main Safety indicators in industry. See also FR (Frequency rate) and Incidence Rate (IR).

MBT, Mechanical-biological treatment hybrid technology combining mechanical sorting of waste and biological treatment to produce biogas. A further processing stage can convert the residual material into refuse-derived fuel.

Mechanical pulp Debarked wood which is ground or chipped for mechanical refining to separate the fibres which form pulp.

Monitoring is the process of regularly collecting information to check performance against certain criteria.

MSW, Municipal Solid Waste an important fraction (15%) of the total solid waste. Disposable diapers and incontinence products are part of the MSW.

N, Nitrogen A chemical element, also present in wood, that is necessary for plant and animal life. Excess N in water can cause major increases in the amount of algae, which can lead to oxygen deficiency when the algae decompose.

Newsprint Paper for newspapers produced from mechanical pulp based on fresh fibre or recovered fibre.

Non-governmental Organizations (NGOs) are national, international, and community based groups that raise awareness about social, environmental, community and human rights issues.

Old Corrugated Container, OCC Used corrugated board collected for recycling.

Opacity Degree to which something is opaque.

P, Phosphorus A chemical element, also present in wood, that is necessary for plant and animal life. Excess P in water can cause nutrient enrichment.

PSR, Product Specific Requirement (also see EPD, Environmental Product Declaration) List of requirements enabling SCA to label its products in an accurate and informative way, avoiding unverifiable labelling.

RAP, Regulatory Affairs Platform The network keeps and updates the list of SCA representatives in organisations at EU and national levels. It is in charge of communicating and defending SCA positions to lawmakers directly and through industry organisations.

REACH, Regulation, Evaluation and Authorization of Chemicals European legislation on the use of chemicals by industry. Some 30,000 chemicals will have to be registered with a Central European chemical agency after testing. Companies will have to obtain authorization to use hazardous chemicals.

RMS SCA's Resource Management System: a means of collecting and collating all environmental data and resource utilization within the SCA Group.

Recovered fiber Paper-making fiber derived from a secondary source, such as used paper and board, used for recycling.

Renewable All materials which can be re-grown or produced without depletion of natural resources.

SC paper, Super calendared publication paper with a high gloss surface and with a high content of mechanical and/or recycled pulp. Mainly used for catalogues, magazines and advertising materials.

SRI, Socially-responsible investment a method of selecting stocks for investment using criteria related to a company's environmental, social and ethical performance.

Sludge Residue from the production of paper; consists of inert materials, mainly small fibre debris, filler and other inert materials. It used to be sent to landfill. Nowadays used as 'new' raw material and incinerated with energy recovery.

Solid-wood products Wood sawn into various dimensions and sizes for furniture, joinery and construction use.

Stakeholders Groups of people with whom an organization has active relationships, and with whom effective dialogue is necessary to the functioning of the business. Shareholders, authorities, customers, employees and NGOs are all stakeholders in SCA's business activities.

Sustainable Development Bringing into decision-making processes the three interlinked factors – economic growth and social and environmental care – which enable society to meet the needs of the present without compromising the needs of future generations. Also referred to as the "triple bottom line".

TCF, Totally Chlorine Free Paper pulp which is bleached without using chlorine in any form.

TMP, Thermo Mechanical Pulp A high yield pulp (about 90-95 percent yield from the wood) which is obtained by heating spruce chips and then grinding them in refiners.

TJ, Terajoule a unit used to measure energy (fuel).

Testliner Packaging paper made from recycled fibre.

Tissue Creped soft paper which is the basis for hygiene products such as napkins, toilet paper and towels, and towelling products for institutions, hotels, etc.

TWh, TeraWatt hour Unit of energy measurement.
1 TWh=10 Million KWh

Waste To SCA, waste comprises only materials leaving our production units which cannot be used for any further useful purpose. Recovered paper and fibre are excluded, since they form part of SCA's main raw materials.

Contacts

Meet our teams

Our teams, the Environmental Committee (ENV-C) and the Corporate Social Responsibility Committee (CSR-C) are interested in your comments.

Environmental Issues

Please contact:
Patrik Isaksson,
Director of Environmental Affairs,
E-mail: patrik.isaksson@sca.com
By mail: SCA, Box 7827,
SE-103 97 Stockholm, Sweden.

Social Issues

Please contact:
Yogi Pillay, Manager Corporate Social Responsibility Programmes
E-mail: yogi.pillay@sca.com
By mail: SCA, Box 7827,
SE-103 97 Stockholm, Sweden.

Members of the Environmental Committee (ENV-C):

Ole Terland, Anders Hildeman, Roine Morin, John Swift, Eva-Barbara Fürst-Wiesmann, Simon Hickmott, Brenda Appleton, Björn Lyngfelt, Patrik Isaksson, Kirsty Halliday, Ulf Tillman and Susan Iliefski-Janols.

Members of the Corporate Social Responsibility Committee (CSR-C)

Sven Gatenheim, Chris Sappl, Håkan Andersson, Geke Kooij, John O'Rourke, Christina Rindegård, Karin Eliasson, Michael Runnakko, Caroline Brent, and Bo Rhodiner.

This report is produced by SCA in cooperation with n3prenör.
Photo: Juliana Yondt. Print: Elanders Gummesson in Falköping 2007.

essentials
for everyday life™

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Box 7827
SE-103 97 STOCKHOLM, Sweden
Visitors: Stureplan 3
Tel +46 8 788 51 00, fax +46 8 660 74 30
Reg. No.: 556012-6293
www.sca.com

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END